Exhibit 99.1



貝殼控股有限公司
KE Holdings Inc.

（A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability）

Stock Code : 2423

Annual Report
2022

Contents

Five-Year Financial Summary   2

Key Achievements   3

Forward-Looking Statements   4

Business Overview   5

Management Discussion and Analysis   24

Directors and Senior Management   41

Report of the Directors   49

Corporate Governance Report   90

Independent Auditor's Report   112

Consolidated Balance Sheets   121

Consolidated Statements of Comprehensive Income (Loss)   124

Consolidated Statements of Changes in Shareholders' Equity   126

Consolidated Statements of Cash Flows   128

Notes to the Consolidated Financial Statements   130

Corporate Information   248

Definitions   250

FIVE-YEAR FINANCIAL SUMMARY

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the Year Ended December 31,				
	2018	2019	2020	2021	**2022**
	(RMB, in thousands)				
Total net revenues	28,646,499	46,014,906	70,480,978	80,752,439	**60,668,779**
Total cost of revenues	(21,776,523)	(34,746,862)	(53,621,121)	(64,933,024)	**(46,888,032)**
Gross profit	6,869,976	11,268,044	16,859,857	15,819,415	**13,780,747**
Total operating expenses	(8,087,981)	(13,053,584)	(14,018,048)	(17,174,279)	**(14,613,653)**
Income (loss) from operations	(1,218,005)	(1,785,540)	2,841,809	(1,354,864)	**(832,906)**
Income (loss) before income tax expenses	(499,065)	(1,275,764)	4,387,119	1,140,726	**292,290**
Net income (loss)	(427,681)	(2,180,127)	2,778,323	(524,766)	**(1,397,284)**
Net income (loss) attributable to KE Holdings Inc.	(467,824)	(2,183,546)	2,777,592	(524,129)	**(1,386,074)**
Net income (loss) attributable to KE Holdings Inc.'s ordinary shareholders	(2,386,005)	(4,050,074)	720,466	(524,129)	**(1,386,074)**
Comprehensive income (loss) attributable to KE Holdings Inc.	(467,631)	(2,120,104)	880,197	(1,329,765)	**840,928**
Comprehensive income (loss) attributable to KE Holdings Inc.'s ordinary shareholders	(2,385,812)	(3,986,632)	(1,176,929)	(1,329,765)	**840,928**

CONDENSED CONSOLIDATED BALANCE SHEETS

	As of December 31,				
	2018	2019	2020	2021	**2022**
	(RMB, in thousands)				
ASSETS					
Total current assets	27,374,784	51,912,486	87,539,101	69,926,354	**70,424,675**
Total non-current assets	11,491,480	15,352,826	16,756,435	30,392,511	**38,922,672**
Total assets	38,866,264	67,265,312	104,295,536	100,318,865	**109,347,347**
LIABILITIES					
Total current liabilities	20,572,881	27,797,675	33,633,346	28,936,137	**33,341,318**
Total non-current liabilities	3,434,843	7,932,045	3,869,674	4,327,235	**6,951,591**
Total liabilities	24,007,724	35,729,720	37,503,020	33,263,372	**40,292,909**
MEZZANINE EQUITY					
Total mezzanine equity	22,662,309	40,372,895	–	–	**–**
SHAREHOLDERS' EQUITY (DEFICIT)					
Total shareholders' equity (deficit)	(7,803,769)	(8,837,303)	66,792,516	67,055,493	**69,054,438**

KEY ACHIEVEMENTS

- **Gross transaction value (GTV)**[1] was RMB2,609.6 billion for the year ended December 31, 2022, representing a decrease of 32.3% from RMB3,853.5 billion in 2021. **GTV of existing home transactions** was RMB1,576.5 billion for the year ended December 31, 2022, representing a decrease of 23.4% from RMB2,058.2 billion in 2021. **GTV of new home transactions** was RMB940.5 billion for the year ended December 31, 2022, representing a decrease of 41.5% from RMB1,608.6 billion in 2021. **GTV of home renovation and furnishing** was RMB5.4 billion for the year ended December 31, 2022, compared to RMB213 million in 2021. **GTV of emerging and other services** was RMB87.3 billion for the year ended December 31, 2022, representing a decrease of 53.2% from RMB186.4 billion in 2021.

- **Net revenues** were RMB60.7 billion for the year ended December 31, 2022, representing a decrease of 24.9% from RMB80.8 billion in 2021.

- **Net loss** was RMB1,397 million for the year ended December 31, 2022, compared to net loss of RMB525 million in 2021. **Adjusted net income**[2] was RMB2,843 million for the year ended December 31, 2022, compared to adjusted net income of RMB2,294 million in 2021.

- **Number of stores** was 40,516 as of December 31, 2022, a 20.6% decrease from 51,038 as of December 31, 2021. **Number of active stores**[3] was 37,446 as of December 31, 2022, a 17.4% decrease from 45,339 as of December 31, 2021.

- **Number of agents** was 394,020 as of December 31, 2022, a 13.3% decrease from 454,504 as of December 31, 2021. **Number of active agents**[4] was 349,681 as of December 31, 2022, a 14.0% decrease from 406,794 as of December 31, 2021.

- **Mobile monthly active users (MAU)**[5] averaged 36.6 million in the fourth quarter of 2022, compared to 37.4 million in the same period of 2021.

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1   GTV for a given period is calculated as the total value of all transactions which the Company facilitated on the Company's platform and evidenced by signed contracts as of the end of the period, including the value of the existing home transactions, new home transactions, home renovation and furnishing and emerging and other services, and including transactions that are contracted but pending closing at the end of the relevant period. For the avoidance of doubt, for transactions that failed to close afterwards, the corresponding GTV represented by these transactions will be deducted accordingly.

2   Adjusted net income (loss) is a non-GAAP financial measure, which is defined as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, and (vi) tax effects of the above non-GAAP adjustments. Please refer to the section titled "Management discussion and analysis – Non-GAAP financial measures" for details.

3   Based on our accumulated operational experience, we have introduced the number of active agents and active stores on our platform which can better reflect the operational activeness of stores and agents on our platform. "Active stores" as of a given date is defined as stores on our platform excluding the stores which (i) have not facilitated any housing transaction during the preceding 60 days, (ii) do not have any agent who has engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding seven days, or (iii) have not been visited by any agent during the preceding 14 days.

4   "Active agents" as of a given date is defined as agents on our platform excluding the agents who (i) delivered notice to leave but have not yet completed the exit procedures, (ii) have not engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding 30 days, or (iii) have not participated in facilitating any housing transaction during the preceding three months.

5   "Mobile monthly active users" or "mobile MAU" are to the sum of (i) the number of accounts that have accessed our platform through our *Beike* or *Lianjia* mobile app (with duplication eliminated) at least once during a month, and (ii) the number of Weixin users that have accessed our platform through our Weixin Mini Programs at least once during a month. Average mobile MAU for any period is calculated by dividing (i) the sum of the Company's mobile MAUs for each month of such period, by (ii) the number of months in such period.

FORWARD-LOOKING STATEMENTS

This annual report contains statements that may constitute "forward-looking" statements pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to," and similar statements. Among other things, the sections headed "Business Overview", "Management Discussion and Analysis," "Report of the Directors" and "Corporate Governance Report" in this annual report, as well as Beike's strategic and operational plans, contain forward-looking statements. Beike may also make written or oral forward-looking statements in its periodic reports to the SEC and the Hong Kong Stock Exchange, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, Directors or employees to third parties. Statements that are not historical facts, including statements about KE Holdings Inc.'s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Beike's goals and strategies; Beike's future business development, financial condition and results of operations; expected changes in the Company's revenues, costs or expenditures; Beike's ability to empower services and facilitate transactions on *Beike* platform; competition in the industry in which Beike operates; relevant government policies and regulations relating to the industry; Beike's ability to protect the Company's systems and infrastructures from cyber-attacks; Beike's dependence on the integrity of brokerage brands, stores and agents on the Company's platform; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in KE Holdings Inc.'s filings with the SEC and the Hong Kong Stock Exchange. All information provided in this annual report is as of the Latest Practicable Date, and KE Holdings Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

BUSINESS OVERVIEW

Beike is the leading integrated online and offline platform for housing transactions and services. We are a pioneer in building the industry infrastructure and standards in China to reinvent how service providers and customers efficiently navigate and complete housing transactions and services, ranging from existing and new home sales, home rentals, to home renovation and furnishing, and other services. We believe our proactive engagement with platform participants both online and offline enables us to know them better and serve them better. In 2022, we facilitated approximately 3.8 million housing transactions on our platform with an aggregate GTV of RMB2,609.6 billion.

We own and operate *Lianjia*, China's leading real estate brokerage brand and an integral part of our *Beike* platform. We believe the success and proven track record of *Lianjia* pave the way for us to build the industry infrastructure and standards and drive the rapid and sustainable growth of *Beike*. We have over 21 years of operating experience through *Lianjia* since our inception in 2001. Such extensive industry experience has provided us with distinct insights into markets, business conditions and customer needs, which we believe are critical for us to offer effective solutions, expand market footprint and capture adjacent opportunities.

OUR PLATFORM

We launched our *Beike* platform in 2018. Today, *Beike* is the leading integrated online and offline platform for housing transactions and services. We are a pioneer in building the industry infrastructure and standards in China to reinvent how service providers and customers efficiently navigate and complete housing transactions and services, ranging from existing and new home sales, home rentals, to home renovation and furnishing, and other services. We believe the success of *Lianjia*, China's leading real estate brokerage brand which we own and operate on our platform, paves the way for us to build the industry infrastructure and standard, and support the rapid growth of *Beike*. We implemented through *Lianjia*'s large network of stores a series of industry "firsts" over the years, including fostering agent collaborations for shared success through our ACN, building a "*Housing Dictionary*," promoting authentic property listings, and leveraging technology to digitalize and standardize processes. These efforts have ultimately resulted in *Lianjia*'s market leadership as well as industry-leading service quality and efficiency, making it a trusted household name. More importantly, *Lianjia* has laid the foundation for our infrastructure with ACN, operational know-hows, and technology systems that seamlessly integrate our online and offline network that has proven to work at a large scale. We further horizontally extended the core competencies of *Lianjia* to the *Beike* platform in 2018 so that we can help hundreds of real estate brokerage brands, including *Lianjia*, and their affiliated stores and agents to succeed. Meanwhile, we created an even more scalable infrastructure by a series of efforts, including digitalizing and standardizing three key components, namely, technology, transaction process and service quality to specifically address the challenges facing our industry.

BUSINESS OVERVIEW

Below is a diagram illustrating the composition and structure of our platform:


Beike Ecosystem
Brands
Stores
Agents
Housing Customers
Real Estate Developers
Home Renovation and Other Service Providers
Ecosystem Participants
SaaS
Customer Front End
Community-centric Network
Talent Development
Modules
Infrastructure
Signing-to-closing Support
Insights & AI
RealSee VR
Payment & Escrow
Agent Cooperation Network
Operating System

Our *Beike* platform is an open platform for participants in the housing related industry and ecosystem. It enables housing customers, including home buyers, home sellers, landlords and tenants, to enjoy smooth housing transactions and services with high-quality real estate brokerage brands, stores, agents, and home renovation and other service providers. Our platform serves as an innovative sales channel for real estate developers and also enables other ecosystem participants such as home renovation service providers to benefit from our technology and extensive customer and agent base. The foundation of our platform is ACN, through which we streamline the entire housing transaction process by promoting collaborations among brokerage brands, stores and agents, standardizing authentic property listings and applying a series of cooperation rules. We also offer various service modules to our ecosystem participants, which, along with ACN, form the scalable infrastructure applicable and beneficial to the whole industry. These modules include SaaS systems, customer front end, community-centric network, technology applications, training and recruiting programs and transaction service centers.

Our service offerings to ecosystem participants mainly include:

To housing customers: As the leading housing transactions and services platform, we provide comprehensive services to satisfy the evolving needs of housing customers. These services primarily belong to three categories: (1) brokerage services relating to existing and new home sales and home rentals; (2) signing-to-closing support that include contract service, secure payment, escrow, among other things; and (3) home renovation and furnishing services. Together with the brokerage brands, stores, agents and other service providers, we provide housing customers with access to the largest authentic property listing inventory in China and handhold our customers throughout various phases of home ownership lifecycle professionally and efficiently.

To brokerage brands, stores and agents: Our infrastructure is open to all real estate brokerage brands, stores and agents joining our platform. We provide primarily two categories of services to the brands, stores and agents on our platform: (1) platform services, to enable the brokerage service providers on our platform to conduct automatic role-based commission allocation and use our infrastructure and its different modules in a collaborative manner, including SaaS, technology, training and recruiting, signing-to-closing service, among other things; and (2) branding services, which allow small brokerage stores to join reputable brokerage brands and benefit from better quality control and lead conversion.

To real estate developers: Leveraging our established infrastructure and a broad base of housing customers, our platform is able to act as a powerful sales channel for new home projects, thereby reconstructing the value chain and transforming the way real estate developers discover and interact with home buyers. We primarily offer comprehensive sales and marketing solutions to real estate developers that include brokerage services, sales planning, reception services, online marketing as well as innovative tools.

To home renovation and other service providers: Leveraging our digital transformation capability, we constantly digitalize the workflow of home renovation and furnishing and other services, and restructure the process to improve operational efficiency. With all these efforts, we aim to standardize the process and integrate the refined industry practices and solutions into SaaS to better empower home renovation and other service providers.

We have four main revenue streams, namely existing home transaction services, new home transaction services, home renovation and furnishing, and emerging and other services. For existing home transaction services, we generate revenues (i) from our own *Lianjia* brand where we charge commissions for existing home sales and home rentals, and split of commissions from other brokerage firms that operate brokerage stores on our *Beike* platform in collaboration with *Lianjia* agents to complete transactions, (ii) from brokerage firms which own and operate brokerage stores on our *Beike* platform where we receive platform service fees, and those under our franchise brands such as *Deyou* to which we charge an additional franchise fee, and (iii) by providing other value-added services including transaction closing services, field work assistance such as on-site verification, agent recruiting and training services. For new home transaction services, we recognize revenues from sales commissions charged to real estate developers. For home renovation and furnishing, we generate revenues by providing renovation and furnishing services to customers. In addition, we generate revenues from a variety of other housing related services, including financial services and other newly developed businesses, such as our rental property management services.

As we become a more trusted platform and the relationship between our agents and housing customers deepens, we are able to extend to other service verticals that are incidental to home ownership and other ecosystem participants. We endeavor to provide one-stop solutions that address customers' demands along the home ownership lifecycle, and we plan to further expand our service offerings and amplify the network effect of our ecosystem.

BUSINESS OVERVIEW

AGENT COOPERATION NETWORK (ACN)

At the core of our infrastructure is ACN, an operating system that not only fosters reciprocity and bonding among various service providers, but also enables them to enhance service efficiency and customer experience through collaborative efforts and commission allocation. We designed our ACN to radically solve the underlying challenges faced by our industry. It serves as the operating system on *Beike* platform that consists of protocols and practices to specify roles in cooperative housing transactions and prescribe agents' rights and obligations through commission allocation mechanism. Through ACN, we standardize authentic property listings, promote cooperation and information sharing among agents, streamline the whole transaction process, and enable agents to be more specialized in a transaction process and knowledgeable in a particular region. Built on our profound understanding of China's housing related industry and goodwill accumulated throughout our over 21-year operation of *Lianjia,* ACN has transformed the housing transactions and services industry in China through the following three reinventions: (i) fostering information and resource sharing among service providers to demolish the walls among isolated information islands, (ii) assigning cooperative roles of agents to achieve cross-store and cross-brand collaboration, and (iii) creating a professional network for agents, stores, brands and other service providers to get connected and engaged on the platform.

Agent Cooperation and Operational Rules

We actively promote agent cooperation on our platform to enhance efficiency of the housing transactions and services industry. We partition a complete existing home transaction, including existing home sales and rentals, into different steps and allow multiple agents cross-brand and cross-store to cooperate in one transaction and share commissions based on their roles, through which the agents can become more specialized in their roles. In 2022, 75.5% of the existing home sales completed on the *Beike* platform involve cross-store collaborations following our ACN.

Our ACN encourages connection and collective work in conducting housing transactions by agents from both buy side and sell side on our platform. A home buyer's initiating agent can choose to cooperate with other buy-side agents who have more relevant transaction expertise or resources, and share commissions with the agent who closes the transaction. Under ACN, commission is allocated automatically based on agents' various roles in a housing transaction, and is not based on negotiations among agents.

Through role partition and commission allocation, we make sure that agents are fairly compensated for work they have done to facilitate a successful transaction, and thereby foster a healthy yet competitive working environment. More importantly, agents who are less experienced are incentivized to learn and accumulate expertise by taking relatively easy roles in more transactions and be compensated.

To protect property information and promote healthy competition among sell-side agents, we partition the geographic areas based on urban development and store distribution so that agents can become experts of the properties in their vicinity. A brokerage store has the right to manage existing home listings in vicinity of the store and act as sell-side agents for those listings. For buy-side agents, if their customers have intentions to buy homes in other regions, they can obtain a portion of the commission on completed transactions by recommending their housing customers to agents in the desired regions.

Platform Governance Mechanisms

We implement detailed rules to incentivize agents to follow our ACN and stick to the high standards of professionalism in service delivery, and offer them privileged access if they perform well. We have implemented platform governance mechanisms to encourage compliance with our ACN such as *Beike score* which indicates the agent's performance and service quality to encourage more proactive cooperation and behaviors on our platform.

We constantly make efforts to improve business conducts governance. For existing home transaction services, we set up monitoring mechanism to encourage customers, service providers, platform employees and other participants to supervise and report violations, such as off-platform transactions and customer poaching. The mechanism also empowers us to effectively identify at-risk stores and rectify problems in time, bringing more sense of security to agents. For new home transaction services, we jointly promise with new home developers to avoid customer information leakage, customer poaching and other violations, with all of the together, we aim to enhance sense of security during agents' operations.

Authentic Property Listings

We believe that authentic property listing is the foundation of agent cooperation as effective collaboration among agents require valid and reliable listing information. Authentic property listing encourages information transparency and trust from housing customers, increases agents' operating efficiency, enhances transaction experience, and strengthens our brand image. We monitor and verify the authenticity of property listings on our platform and timely update or delete unqualified listings through customer callback, physical visits and AI. As of December 31, 2022, we had approximately 4.58 million authentic property listings for existing home sales.

BUSINESS OVERVIEW

MODULES IN OUR INFRASTRUCTURE

Based on our ACN, we have been constantly innovating and building various modules to supplement our infrastructure that serves participants on our platform, such as agents, brokerage stores and brands, housing customers, real estate developers and home renovation and other service providers. Examples of modules include SaaS systems for agents and store managers, *Beike* front end for housing customers, AI technology and applications as the foundation of our platform, virtual reality technology that benefits agents, housing customers and real estate developers, community-centric network that serves housing customers offline, payment solutions tied to electronic wallets that enable secure online and offline transactions, transaction service centers that streamline the transaction process for agents and housing customers, title clearance and escrow services that effectively help with closing, as well as agent development and recruiting services for agents and store managers. Together with ACN, these modules form integral parts of our infrastructure supporting various phases of housing transactions and services offered on our platform.

SaaS Systems

We provide various SaaS systems to our ecosystem participants. We empower agents and brokerage stores through our SaaS systems, which incorporate the cooperation mechanisms that we envision in ACN and many other tools and functions relating to housing transactions and services. We implement *A+ SaaS system* for connected brokerage stores and agents and *Link SaaS system* for *Lianjia* personnel. *Link SaaS system* includes functional support for our internal operation and is otherwise substantially the same with *A+ SaaS system*. Assisted by the SaaS systems in their day-to-day work, agents and store managers can seamlessly follow our digitalized and standardized housing transaction process. Agents and store managers can access the cloud-based SaaS systems conveniently through desktop application, website, or mobile application. We also provide SaaS systems for home renovation service providers. See "– Home Renovation and Furnishing Services – *Home SaaS* for Renovation and Furnishing."

Beike Customer Front End

Our *Beike* customer front end, including *ke.com* website, *Beike* apps, *Beike* Weixin Mini Programs, offers customers relevant housing transactions and services resources and guide them along their journey to make an informed housing transactions and services decision.

We believe that the authentic and extensive property listings on our platform form the foundation for high-quality customer services and successful transactions. Housing customers can easily access abundant existing and new home listings and rental listings through our *ke.com* website, *Beike* apps, and *Beike* Weixin Mini Programs. Property listings can be filtered by neighborhood, price, number of rooms, floor area and other attributes.

For existing home listings, customers can view visual presentations including virtual reality or pictures, floor plans, certificate of the brokerage store, comments from agents on the listing and past transaction history in the same neighborhood. Additionally, for new home projects, we provide an introduction to floor plans offered by the projects, updates relating to the sales, comments from agents and discussion among other housing customers. For rental listings, we also specify facilities and furniture provided by the landlord and details of rent, commission and deposit, and display a draft contract for reference. In addition, we include neighborhood information extracted from our *Housing Dictionary*, such as transportation, education, healthcare and entertainment resources and other services, so that housing customers can take these into consideration.

We display information of agents under property listings and customers may initiate inquiries through instant messaging or phone calls with one click. We have built individual profiles for agents so that customers can view the agents' names and titles, employment history, transaction records, awards, and ratings and reviews from past customers. In addition, we display *Beike* score of the agents and percentile on our platform, which generally represents service quality of the agents. Capitalizing on the large agent base on our platform, we are able to serve housing customers in a timely and efficient manner.

Our Community-centric Network

Property transactions are generally high in value and involve high-risk, which requires substantial information analysis and research prior to consummation. Unlike a click-and-buy product, every residential property is unique in various aspects, such as location, property features, conditions and age, resulting in different values. Convenient accessibility and abundant local insights and knowledge on the community often carry heavy weights when housing customers select real estate brokerage agents in housing transactions. Furthermore, as China is a populous country, residential communities with high population density are prevalent in urban areas. Focusing on community outreach and engagement, community-centric network serves as convenient access points for local walk-in housing customers and as tangible offline touchpoints of our platform.

Our extensive network allows our platform to amass housing information offline and gain local insights in customer needs and property features. The connections between customers and agents through our online platform allow customers to quickly find stores and agents offline for speedy, efficient and convenient delivery of local service. In addition, the supporting tools available on our platform empowers store managers to build and manage larger teams of agents and increase operational efficiency at store level, solidifying our advantages as an integrated online and offline platform. As each store functions as a working unit, where store managers perform managerial functions, we are able to maintain operational efficiency as our scale continues to grow.

We move forward with our large store strategy, given the wider coverage of community customer leads and stronger financial risk resistance capacity. Working in a larger-sized team also helps increase productivity of agents, where one could build business rapport with the colleagues and get more motivated to perform better.

BUSINESS OVERVIEW

We also strive to improve the retention of high-quality service providers, and we now have a higher percentage of agents with long track records and high performance results, thus achieving a higher-quality and more efficient service provider system.

In recent years, an increasing number of stores on our platform start to offer complimentary convenience services, such as printing, charging, and internet browsing, to community residents. Through these high-frequency interactions, our agents are able to build connections with housing customers, which not only generates effective housing transaction leads, but also positions us well for other housing related services, such as home renovation and furnishing, and home services.

Professional Development and Support

As we believe the success of our platform substantially hinges on the efficiency and service quality of the agents on our platform, we are fully committed to sharing our accumulated industry know-hows with the agents and home renovation service providers on our platform through offline trainings and online courses. See also "– Home Renovation and Furnishing Services – Home Renovation and Furnishing Service Provider Empowerment."

Signing-to-closing Support

We offer comprehensive signing-to-closing transaction support to our housing customers. These services include contract service, secure payment, escrow, among other things.

Online and Offline Transaction Service Centers

A housing transaction is typically a stressful exercise that involves many steps and procedural formalities in China, such as submitting purchase agreement to the housing administration, paying taxes to the taxation authority, conducting title transfer and registration of housing ownership with the municipal housing administration, and completing loan application with a bank and/ or guarantee services with a guarantee company. These steps often take weeks and involve tens of visits to different locations. To reduce the hassle for both housing customers and agents, we designed a comprehensive set of standard signing procedures that focus on security, and established Ji Qian/*Lucky Sign* as we improve our hardware infrastructure and create the signing system. *Lucky Sign* helps ensure that transactions comply with our standardized procedures and security requirements, and that the process of transaction service is well-documented and evidence-based. Meanwhile, we operate the NTS, our proprietary comprehensive online transaction support system available on *Beike* platform. Through the NTS, housing customers are able to accomplish many necessary transaction steps, such as signing the contracts online and submitting the contracts to the relevant housing administration. The NTS also makes transaction process visible via our apps and websites, which allows customers and agents to monitor various transaction steps and to provide feedbacks and inputs online.

In addition to the comprehensive online transaction support, we have established offline transaction service centers to facilitate housing transactions, helping housing customers and agents transfer property titles and complete administrative procedures seamlessly and effortlessly. We have opened transaction service centers in cities we entered and collaborate with banks, guarantee companies, real estate appraisers, and government agencies and station their personnel on-site. Our transaction support staff are also available to help with various administrative procedures in the transaction service centers. As a result, housing customers and agents are able to complete most steps necessary to close a transaction in our transaction service centers.

Combining the online NTS and the offline administrative support, we believe that our platform makes transactions much easier, saves time and cost, and leads to elevated customer experience.

Payment and Escrow Services

In 2014, we established *eHomePay*, an online payment platform providing digital payment processing services in housing transactions. As a licensed online payment platform, *eHomePay* also creates electronic wallets for participants on our platform. These electronic wallets are instrumental in automated accounting, settlement, and disbursement of funds from customers to real estate brokerage stores and agents.

Also functioning as an escrow service, *eHomePay* solves the trust problem in housing transactions in China where home buyers are concerned with whether the property titles to be received are free of encumbrance after making the payment, and home sellers are unwilling to transfer titles until they receive payment confirmation. The *eHomePay* platform would operate an escrow account to ensure both the buyer and the seller fulfill their obligations. The *eHomePay* platform enhances customer experience and ensures payment security, which in turn strengthens our brand image and attracts more customers to our *Beike* platform. Our *eHomePay* possesses a valid license granted by the People's Bank of China.

Other Modules

The modules in our infrastructure also include our insights and AI applications, as well as virtual reality and other technologies. See "– Insights and AI Applications" and "– Our Technology and Research and Development – *RealSee* Virtual Reality."

REAL ESTATE BROKERAGE BRANDS ON OUR PLATFORM

We believe a large and active network of agents, brokerage stores and brokerage brands across China provides a solid foundation for serving a large number of housing customers. As of December 31, 2022, there were over 349,000 active agents and approximately 37,400 community-centric active brokerage stores on our platform, representing 268 real estate brokerage brands. As of December 31, 2022, there were approximately 394,000 agents and approximately 40,500 brokerage stores on out platform. Through the agents, stores and brokerage brands on our platform, we are able to effectively hone local market expertise, generate leads and build relationships with our housing customers.

BUSINESS OVERVIEW

Lianjia Brand

We started to operate real estate brokerage business under "*Lianjia*" brand in housing transactions and services industry in 2001 and *Lianjia* has been recognized as "China's Famous Brand." Through *Lianjia*, we provide brokerage services to housing customers, offer marketing and sales services to real estate developers for new home sales and extend brokerage business to home rentals. Leveraging our strong online and offline operational capabilities, we implemented through *Lianjia* a series of industry "firsts" and successfully developed rules, operational know-hows, AI and technology systems that resulted in superior service quality and efficiency. For example, *Lianjia* was among the first to propose tripartite agreements in housing transactions, including brokerage service providers as a party to provide full transparency and elevated trust. *Housing Dictionary* was launched on *Lianjia* in 2008. *Lianjia* pioneered the migration from offline to online through launching *Lianjia.com* in 2010 and building its own *Link SaaS system* ahead of our peers. *Lianjia* also established the prototype of ACN in 2011, which we tested and refined before rolling out on *Beike*.

Lianjia aims to provide highest quality customer services in China and has strived to provide best customer experience. Taking service quality as its priority, *Lianjia* has been improving its customer services and established a comprehensive set of rules and standards accumulated over the past 21 years. Many ACN rules developed during *Lianjia* business operations, including authentic property listings, were compiled to guide *Lianjia* agents. *Lianjia* also pioneers in adopting protocols on service quality, such as service commitments and customer complaint handbooks, which are now standards and rules we aim to apply throughout the entire *Beike* platform.

We screen and recruit high-quality agents on *Lianjia* and train them to provide efficient and professional services to housing customers. *Lianjia* has built a strong and comprehensive agent development program that encompasses campus recruiting, regular examinations, offline training and online courses.

As of December 31, 2022, *Lianjia* had approximately 90,700 active agents and approximately 95,000 agents, and approximately 5,500 active offline brokerage stores and approximately 5,560 brokerage stores across 29 cities in China. As of December 31, 2022, *Lianjia* had over 24,400 and 21,300 active agents, as well as over 1,300 and approximately 940 active brokerage stores, in Beijing and Shanghai, respectively.

Relationship between *Lianjia* and *Beike*

Capitalizing on our unparalleled industry know-hows and scalable infrastructure that we have established during our operation of *Lianjia*, we established *Beike* platform in 2018 to open our solutions to other qualified brokerage brands, stores and agents. Today, *Lianjia* is the most recognized and influential brand on *Beike* platform. In Beijing and Shanghai, where *Lianjia* has established significant market penetration, *Lianjia* is currently the only real estate brokerage brand with presence on *Beike* platform to guarantee high-quality customer services and strengthen market-leading positions in these two markets.

In cities other than Beijing and Shanghai, many other real estate brokerage brands have joined our platform because of *Lianjia*'s proven track record and market leadership. Today, *Lianjia* serves as the beacon for other brokerage brands on our platform thanks to its high operational efficiency, top-notch customer services and well-trained agents. *Lianjia* complies with qualifications and rules that we consistently implement on *Beike* platform just like other brokerage brands and is subject to a higher standard in many cases, such as the education level of its agents.

Deyou Brand

We own *Deyou* brand, which is offered for connected brokerage stores that seek for the branding effect and access to solutions offered by *Beike* platform. Participating brokerage stores can reduce their operating cost, increase business efficiency and productivity, enhance exposure to updated market news and industry trends, gain access to extensive authentic property listing inventory and gain high-quality customer leads on *Beike* platform. They are able to keep the culture of being a small team while enjoying the full-fledged infrastructure of a tremendous platform and cooperating within our extensive network.

Other Brands

By sharing our deep industry understanding, operational know-hows, and powerful infrastructure, as well as highly efficient online and offline integration, we help other real estate brokerage brands to grow and succeed. As of December 31, 2022, our platform connected 267 real estate brokerage brands other than *Lianjia*, which operated approximately 31,900 active brokerage stores with approximately 259,000 active agents. As of December 31, 2022, approximately 86.2% of the existing home listings on our platform were posted by agents affiliated with connected stores, including stores operated by our franchise brand *Deyou*. In 2022, approximately 64.2% of the GTV of existing and new home transactions on our platform was generated by connected real estate brokerage stores and the sales channels we specifically procured for new home transactions.

We generally enter into cooperation agreements with other brokerage brands. Under these agreements, we offer the brokerage brands access to the authentic property listing inventory and modules on our platform. The brokerage brands, in return, would commit to following our ACN as well as other protocols and practices on the platform and subscribe to an agreed-upon fee structure depending on the depth of cooperation. The cooperation agreements also specifically allocate responsibilities between the brokerage brands and us so that we are not responsible for the lawsuits and disputes arising from the brokerage brands' business activities.

BUSINESS OVERVIEW

COOPERATION WITH REAL ESTATE DEVELOPERS

Leveraging our established infrastructure and trust with housing customers, we are able to act as a powerful sales channel for real estate developers. We are favored and trusted by real estate developers to facilitate a large number of new home sales in China. The number of new home projects on our platform was over 8,500 as of December 31, 2022. New home sales through our platform generated an aggregate GTV of RMB940.5 billion in 2022. While we continue to gain trust and mind share in the new home sales market, our receivable turnover remained healthy at 105 days in 2022, as a result of our robust and comprehensive risk assessment measures, although it increased slightly from 97 days in 2021 as a result of the slowdown in collection activities due to the COVID-19 pandemic, particularly in the first half of 2022. Our accounts receivable turnover days for new home transaction services improved to 64 days in the fourth quarter of 2022, compared to 91 days in the same period of 2021.

We have various cooperation methods with real estate developers. For example, we enter into strategic cooperation with big real estate developers to get favorable terms for facilitating the sales of their new home projects. In particular, we vigorously reach corporate-to-corporate collaborations with selected developers, including state-owned developers, to improve the quality of our sales projects and certainty of commission collection. We also have local business development teams that directly cooperate with individual new home projects under various cooperation modes.

We focus on risk control and business conduct governance, as well as efficiency and profitability improvement for our new home transaction services. For new home sales facilitated by us, the real estate developers that meet our certain requirements pays us the commission after the home buyer signs the sales and purchase agreement with the real estate developer and makes the down payment. We also speed up commission collection and promote the "Commission in Advance" model. By encouraging developers to pay us in advance so as agents to get their commission earlier, it brings more sense of security to agents and resulted in faster sell-through for real estate developers, achieving an all-win situation.

HOME RENOVATION AND FURNISHING SERVICES

Leveraging close connection between our agents and housing customers, we started to provide home renovation, re-modeling, and home furnishing services to our customers. We officially launched our home renovation and furnishing services, *Beiwoo*, in April 2020. In July 2021, we entered into an acquisition agreement with Shengdu, a full-service home renovation service provider in China. The acquisition was closed on April 20, 2022. Our home renovation and furnishing services aims to offer a one-stop solution to give housing customers access to a comprehensive range of home renovation and furnishing services, ranging from interior design, renovation, re-modeling, furnishing, supplies, to after-sales maintenance and repair.

We integrate the organizational structures and operation procedures of our housing transaction services and home renovation and furnishing services. Through training and internships, we assist with agents' learning of professional home renovation and furnishing knowledge to improve the traffic referrals and customer conversion from our housing transaction services to home renovation and furnishing services.

We also promote our furniture and home furnishing sales business by revamping the business process, implementing a scientific management model to control key metrics, and launching an online management system, to offer a variety of products and services including customized furniture, soft furnishings, and electrical appliances.

We actively explore our customers' needs for home renovation through our online platform, brokerage stores, and experience centers. Recognizing the lack of standardized service procedure and poor service performance in the industry, we are committed to offering smooth home renovation and furnishing services through standardized and visualized practices. We use VR to virtually show our customers what their homes will look like in the future through RealSee VR technology, which features a realistic experience. During the actual implementation of the renovation plans, we have established a quality-based order dispatching system and incentive mechanism for home renovation service providers, and also established detailed standards and practices for each step of the core service process, which also helps shorten the delivery cycle. We have rolled out the Home SaaS 2.0 system, which realized the online operation of the business and integrated designs throughout the BIM (Building Information Modeling) process, and also supported the robust management of delivery cycle, quality and materials.

We cooperate with qualified and strictly selected contractors. We purchase high-quality supplies, distribute and deliver the supplies, or become an efficient sales channel for the high-quality supplies, and manage construction teams to execute the work. In addition, housing customers are able to observe the working site in a real-time manner and track the renovation progress online through the app, which improves the transparency of the renovation and furnishing services. We also implement service commitments to our customers, and build up customer service system that assures quick responses. We believe that our standardized, visualized service process leads to superior and care-free experience to housing customers, which further improves customer stickiness.

Home SaaS for Renovation and Furnishing

We iterated *Home SaaS* for renovation and furnishing, an all-in-one SaaS that empowers home renovation professionals to manage the entire lifecycle of their projects in one place. Our system enables them to capture sales leads, manage customer and supplier relationship, perform managing and supporting functions, design the remodeling plan, sign contracts, schedule payments, implement the construction plan and manage the supply chain.

BUSINESS OVERVIEW

From the second half of 2022 to the Latest Practicable Date, Home SaaS has been iterated and running version 2.0. In addition to the original full-cycle operation control and empowerment, Home SaaS 2.0 has a complete cost control system, a system for furniture and home furnishing sales, and supply chain management with warehousing and distribution system capabilities. Home SaaS 2.0 has landed in a few pilot cities.

Home Renovation and Furnishing Service Provider Empowerment

Aiming to build the industry standards and enhance the overall service quality, our training courses are tailored to meet the specific needs of service providers across the entire home renovation value chain, including leads consultants, account managers, interior designers, surveyors, engineers, general contractors and construction workers, among others.

The empowerment of home renovation and furnishing service providers mainly involves three aspects – growth, training and culture. We continue to improve the recruitment process of project managers and workers, and the scale of experienced project managers and workers keeps expanding. At the same time, we have designed multi-level trainings that focus on process standards, rules and regulations, and employment benefits for them. By combining online and offline methods, we work to improve the professionalism of service providers and customer satisfaction. The trainings are divided into three stages: (i) orientation, which mainly involves integrated trainings and mentoring; (ii) on-job training, which includes monthly theme training and skills improvement training; and (iii) leadership training, which prepare workers for promotion to project managers. In terms of culture building, we encourage service providers to make recommendations to improve current standards and management strategies. We also hold service provider conferences to encourage and award outstanding service providers. We believe our comprehensive training courses will empower service providers and increase their professional skills, thereby enhancing the service quality and our value propositions to housing customers.

CAREFREE RENT

Our *Carefree Rent* focuses on decentralized rental property management, aiming to solve the housing problems of city new comers and young people. It integrates the scattered housing sources in the market, and transform them into quality and reliable long-term rental housing supplies. In addition, *Carefree Rent* also provides housekeeping services, maintenance and other post-rental services, making the house owners truly care-free and the tenants to feel secure.

INSIGHTS AND AI APPLICATIONS

Our platform generates a significant amount of insights from historical property information, interactions on our platform, and transactions that we facilitate. Moreover, given our scale, we have a holistic view of the market, including supply, demand and pricing trends. These valuable insights help us provide customized products and services, match agents with listings, housing customers, and facilitate transactions.

Our Housing Dictionary

We launched *Housing Dictionary* in 2008 and have been building it for over a decade. It encompasses a wide range of housing related information from the neighborhoods, the communities, the buildings, to the floors and rooms. As of December 31, 2022, our *Housing Dictionary* covered approximately 267 million properties. Agents on our platform can browse information relating to their own cities in *Housing Dictionary* through our SaaS systems. Agents can supply new property information or raise amendment through mobile app, Weixin Mini Programs and other entrances. Through *Housing Dictionary*, we verify the authenticity of property listings, supplement real estate information on our platform and offer property valuation services based on property information and past transaction history.

Artificial Intelligence (AI) Applications

We have provided some of our AI applications to other ecosystem participants. Examples of the AI applications on our platform include:

Intelligent search and prediction. We use advanced machine learning algorithms such as relevance ranking and click-through-rate prediction to produce high-quality search results. We use deep learning algorithms to intelligently predict the transaction probability of a property listing based on static features and time series features. We also provide valuation services using our proprietary algorithm based on *Housing Dictionary* and extensive transaction history.

Smart lead allocation. When online consultation occurs, we utilize the characteristics of the houses, the historical characteristics of the service provider and the customer preferences to predict the settlement rate for different service providers serving the same customer, and assign the best service provider to the customer to provide consultation, so as to better complete subsequent offline services.

Property Promotion System. We use an intelligent matching system, which is based on deep learning algorithms, to find the more suitable buyers' agents for the listed properties. This helps our sellers' agents to find potential customers and achieve accurately matched housing transactions.

Beike's Pick. We have deployed *Beike's Pick* that recommends high-quality property listings to housing customers based on a rating system that considers factors such as property features, property viewing history, and property showing records. Based on housing customers' profiles, we are able to predict their interests on *Beike's Pick* properties with high accuracy and push the listings to their agents before pushing the listings to corresponding agents, resulting in higher conversion rate. In general, property listings on *Beike's Pick* enjoy more exposure on our platform, resulting in faster transaction decision, shorter transaction period and higher conversion rate.

BUSINESS OVERVIEW

Textual and speech assistant. We have developed *Smart Chat* using natural language processing (NLP) algorithms to provide intelligent customer services to housing customers through instant messaging system. We have also developed and continue to upgrade our AI Assistant (*Xiaobei*) to provide agents with real-time interactive feedback and training, and offers smart management functions to store owners, thereby increasing transaction efficiency and service quality. We also replicated the technological capabilities into our home renovation and furnishing services. Through the *Xiaobei* trainings, we simulate the home renovation and furnishing showroom, and the customer consultation scenario in the form of man-machine dialogue, so that service providers will be more familiar with home renovation and furnishing knowledge.

Futurehome renovation system. We have developed *Futurehome*, an AI-empowered system that features automatic generation of home renovation and furnishing plans. It can also generate interactive floor plans and 3-dimensional within minutes. Once the floor plan has been created, our housing customers may walk through and experience the renovation design through rendered high-definition visual presentations. *Futurehome* makes it easy for renovation service providers to create and analyze multiple plans for one project with different layouts and costs, thereby helping housing customers to make better decision.

OUR TECHNOLOGY AND RESEARCH AND DEVELOPMENT

We aspire to lead the innovations in the new era of China's housing related industry by leveraging our technologies. Our platform is built on a robust cloud-based technology infrastructure with comprehensive functionalities that support the entire lifecycle of housing transactions and services from initial customer acquisition, agent cooperation, lead referrals to property listing management, transaction workflow management, and further to payment, and closing management. We have developed our AI technologies specifically to increase business operational efficiency on our platform and of our agents.

Research and Development

We invest substantial resources in research and development to improve our technology, develop new products that are complementary to existing products and find ways to better support agents and other participants on our platform. We spent RMB3,194 million and RMB2,546 million (US$369 million) in research and development in the years ended December 31, 2021 and 2022, respectively.

Our research and development team includes engineers that build and maintain our infrastructure, AI algorithm engineers that conduct modeling and algorithm research, security and risk management engineers that focus on cybersecurity and risk control, infrastructure maintenance engineers that maintain the stability of our platform, platform development engineers that develop and implement products and services on our platform, and virtual reality engineers that specialize on *RealSee* virtual reality products.

Technological Infrastructure

We have developed a secure, efficient and cost-effective cloud-based core system to operate our business. Cloud-based technology allows us to process large amount of complex data in-house, which significantly reduces cost and improves operational efficiency. We currently rely on our six data center rooms, as well as third-party cloud services such as Tencent Cloud, for our computing, storage, bandwidth, content delivery network, backup and other services. The robust technology infrastructure supports instant scaling with great flexibility to support traffic spikes. We have the capability to operate and serve during outbreaks related to servers, cables and power in data center scale or city scale. Even in the extreme hypothetical situation where all core data are deleted, we are able to restore to full service with our multi-layer backup system. As of the Latest Practicable Date, we have not experienced any service outbreak that materially affected our business operation.

RealSee Virtual Reality

We introduce VR experience to the housing transactions and services industry in China. We started to research on VR technology from as early as 2015 and built our VR lab in early 2016. We believe that the power of VR technology can help agents grow their business, get more housing customers, and deliver top-level services, especially when a growing number of housing customers start their housing transaction journeys by searching properties online. In addition, interactions between agents and housing customers during VR property showing sessions are digitalized and recorded, which can be used for agents' personalized training and skill improvement in a timely manner.

We believe that our *RealSee* VR technology has already been transforming the way the housing transactions and services industry functions. Typically, customers physically visit multiple properties before deciding on the one they want, which is inconvenient, expensive and time consuming. *RealSee* VR technology allows home buyers to virtually visit properties without leaving their couches and move within the properties by clicking on special hotspots in the interface. We offer our housing customers three-dimensional walkthroughs of properties along with on-demand real time explanation from our agents using *Beike* customer front end.

Technology for Financial Solutions

We have developed cutting-edge technology to power the financial services on our platform. The core of our financial technology lies in our electronic wallets built in *eHomePay*. Capable of handling money transactions with high frequencies and value on our ecosystem, the electronic wallet is essentially a robust system that digitally transfers, clears and settles money in a stringent financial accounting manner.

BUSINESS OVERVIEW

MARKETING AND BRANDING

We promote our platform and enhance brand awareness through a variety of online and offline branding and business development activities. We cooperate with websites and mobile apps, particularly popular search engines and social media platforms, for online and mobile marketing. We also conduct offline marketing primarily in the form of title sponsorship, promotional events, posters, and television commercials. For example, we were the title sponsor of the 2022 Beike Beijing Marathon held on November 6, 2022, celebrating the spirit of sports with runners. In 2021, we sponsored China Central Television (CCTV)'s broadcast of the Olympic Games, with advertisements shown on CCTV during the broadcast of the Tokyo Olympics in 2021 and the Beijing Winter Olympics in 2022. In addition, we sponsored the China Women's National Volleyball Team from January 2020 to January 2022.

We believe that our high-quality real estate brokerage services lead to strong word-of-mouth referrals, which drive customer awareness of our brands. As we gain trust from customers through facilitating housing transactions and services, they often refer us to their families, friends and social acquaintance, or return to our platform when they have other housing related needs, be it home rentals, renovation or other services.

As of December 31, 2022, we had 6,152 business development and supporting staff engaged in expanding our business geographically. We follow a standard process to enter a new geographic area. After enlarging the information in the *Housing Dictionary* of the target city to reach a satisfying level, we will set out our business development team to reach out to local real estate brokerage stores that share similar vision and values with us to discuss on potential cooperation. As soon as we have built a comprehensive network of stores, agents and listings, we would then open offline stores and connect that city onto our online platform.

INTELLECTUAL PROPERTY

We regard our patents, trademarks, copyrights, domain names, know-hows, proprietary technologies, and similar intellectual property as critical to our success. As of December 31, 2022, we had 1,348 patents registered and 1,097 pending patent applications. We also owned 7,387 registered trademarks, 716 pending trademark applications, copyrights to 712 software programs developed by us relating to various aspects of our operations, and 157 registered domain names, including *ke.com* and *lianjia.com*, as of December 31, 2022.

We seek to protect our technology and associated intellectual property rights through a combination of patent, copyright and trademark laws, as well as license agreements and other contractual protections. In addition, we enter into employment agreements with confidentiality arrangements with our employees, and cooperation agreements with confidentiality arrangements with brokerage brands and business partners to protect our proprietary rights. The agreements we enter into with our employees also provide that all patents, software, inventions, developments, works of authorship and trade secrets created by them during the course of their employment with us are our property.

We intend to protect our technology and proprietary rights vigorously. We have employed internal policies, confidentiality agreements, encryptions and data security measures to protect our proprietary rights. From time to time, third parties may initiate litigation against us alleging infringement of their proprietary rights or declaring their non-infringement of our intellectual property rights.

COMPETITION

The housing related industry in China is rapidly evolving and increasingly competitive. We face competition from players in different segments of the housing transactions and services industry. We compete with other online housing transaction platforms for property listings and housing transactions, as well as traffic-focused platforms for customer traffic. For our new home sales business, we also compete with other new home sales channels. In addition to these platforms and companies at the national level, we compete with offline traditional real estate brokerage stores and brands for agents and housing customers locally. We also compete with other companies for housing related services, such as home renovation and furnishing services and rental property management services.

We believe that we are strategically positioned in China's housing transactions and services industry and we compete with others primarily on the following factors: (i) the ability to build and expand our integrated online and offline platform for housing transactions and services; (ii) the amount and authenticity of property listings on our platform; (iii) the ability to further develop the industry infrastructure to enhance efficiency and customer experience; (iv) the superior service quality of our platform as well as the agents on our platform; (v) our brand recognition and reputation; and (vi) our ability to develop advanced technologies and utilize such technologies in housing transactions and services.

INSURANCE

In addition to providing social security insurance for our employees as required by PRC law, we also provide supplemental commercial medical insurance for our employees. Consistent with customary industry practice in China, we do not maintain business interruption or product transportation insurance, nor do we maintain key-man insurance.

For other details of the business of the Group, please refer to the section headed "Business Review and Outlook" in the Annual Results Announcement for the Year Ended December 31, 2022 of the Company dated March 16, 2023.

MANAGEMENT DISCUSSION AND ANALYSIS

RESULTS OF OPERATION

Net Revenues

Our net revenues decreased by 24.9% to RMB60.7 billion in 2022, compared to RMB80.8 billion in 2021. The decrease was primarily attributable to the decline in the total GTV by 32.3% to RMB2,609.6 billion in 2022 from RMB3,853.5 billion in 2021 due to soft market sentiment and the disruption of the resurgences to our operations caused by COVID-19 in 2022.

- *Existing home transaction services.* Our net revenues from existing home transaction services decreased by 24.5% to RMB24.1 billion in 2022, compared to RMB31.9 billion in 2021, primarily due to a 23.4% decrease in GTV of existing home transactions to RMB1,576.5 billion in 2022 from RMB2,058.2 billion in 2021.

  Commission revenue decreased by 27.3% to RMB20.6 billion in 2022 from RMB28.4 billion in 2021, primarily due to a decrease in GTV of existing home transactions served by *Lianjia* stores of 27.9% to RMB746.4 billion in 2022 from RMB1,034.8 billion in 2021.

  Additionally, the revenues derived from platform service, franchise service and other value-added services, which are mostly charged to connected agents on our platform, decreased by 2.5% to RMB3.5 billion in 2022 from RMB3.6 billion in 2021, as the GTV of existing home transactions served by connected agents on our platform decreased by 18.9% to RMB830.1 billion in 2022 from RMB1,023.4 billion in 2021, which was partially offset by a moderate increase in existing home transaction commission rate charged by connected stores and the increased penetration level of value-added services.

- *New home transaction services.* Our net revenues from new home transaction services decreased by 38.3% to RMB28.7 billion in 2022 from RMB46.5 billion in 2021, primarily due to the decrease of GTV of new home transactions of 41.5% to RMB940.5 billion in 2022 from RMB1,608.6 billion in 2021. Among that, the GTV of new home transactions completed on *Beike* platform through connected agents, dedicated sales team with the expertise on new home transaction services and other sales channels decreased by 42.3% year-over-year to RMB770.5 billion from RMB1,334.6 billion in 2021, while the GTV of new home transactions served by *Lianjia* brand decreased by 38.0% year-over-year to RMB170.0 billion from RMB274.1 billion in 2021.

- *Home renovation and furnishing.* Our net revenues from home renovation and furnishing were RMB5.0 billion in 2022, compared to RMB197 million in 2021, primarily because we completed the acquisition of Shengdu and began to consolidate its financial results during the second quarter of 2022 and the organic growth of the GTV for home renovation and furnishing business.

- *Emerging and other services.* Our net revenues from emerging and other services increased by 33.4% to RMB2.8 billion in 2022 from RMB2.1 billion in 2021, primarily attributable to the increase of net revenues from rental property management services which was partially offset by the decrease of net revenues from financial services.

Cost of Revenues

Our cost of revenues decreased by 27.8% to RMB46.9 billion in 2022 from RMB64.9 billion in 2021, primarily due to the decrease in both split commissions to connected agents and other sales channels, and internal commission and compensation.

- *Commission — split.* Our cost of revenues for commissions to connected agents and other sales channels decreased by 35.2% to RMB20.5 billion in 2022 from RMB31.6 billion in 2021, primarily due to the decrease in the GTV of new home transactions completed through connected agents and other sales channels in 2022 compared to 2021.

- *Commission and compensation — internal.* Our cost of revenues for internal commission and compensation decreased by 32.1% to RMB17.9 billion in 2022 from RMB26.3 billion in 2021, primarily due to the decrease in the fixed compensation costs of *Lianjia* agents, dedicated sales team with the expertise on new home transaction services and other front line operation staff along with the drop in the headcount, and the decrease in variable commission as a result of the decreased GTV of existing home transactions completed through *Lianjia* agents and new home transactions completed through *Lianjia* agents and dedicated sales team with the expertise on new home transaction services.

- *Cost of home renovation and furnishing.* Our cost of revenues for home renovation and furnishing was RMB3.6 billion in 2022, compared to RMB0.2 billion in 2021, which was primarily attributable to Shengdu Acquisition (as defined below) and the organic growth of net revenues from our home renovation and furnishing business.

- *Cost related to stores.* Our cost related to stores decreased by 12.2% to RMB3.3 billion in 2022 compared to RMB3.8 billion in 2021, mainly due to the decrease in the number of *Lianjia* stores along with market downtrend in 2022 compared to 2021.

MANAGEMENT DISCUSSION AND ANALYSIS

Contribution Margin

We also review contribution margin to measure segment profitability. The table below sets forth the contribution margin for each of our business lines for the periods indicated.

	For the Year Ended December 31,	
	2021	2022
	RMB	RMB
	(in thousands, except for percentages)	
Contribution (existing home transaction services)	11,824,452	9,612,865
Contribution margin (existing home transaction services)	37.0%	39.8%
Contribution (new home transaction services)	8,947,138	6,764,354
Contribution margin (new home transaction services)	19.3%	23.6%
Contribution (home renovation and furnishing)	1,583	1,484,559
Contribution margin (home renovation and furnishing)	0.8%	29.4%
Contribution (emerging and other services)	1,846,063	891,607
Contribution margin (emerging and other services)	86.5%	31.3%

We define contribution for each service line as the revenue less the direct compensation to our internal agents and sales professionals, split commission to connected agents and other sales channels for such services, and costs (for home renovation and furnishing only). We define contribution margin as a percentage of contribution bearing to revenue.

MANAGEMENT DISCUSSION AND ANALYSIS

The following table presents the calculation to arrive at contribution from net revenues, for each of the periods indicated:

	For the Year Ended December 31,	
	2021	2022
	RMB	RMB
	(in thousands)	
Existing home transaction services		
Net revenues	31,947,953	24,123,703
Less: Commission and compensation	(20,123,501)	(14,510,838)
Contribution	11,824,452	9,612,865
New home transaction services		
Net revenues	46,472,378	28,650,374
Less: Commission and compensation	(37,525,240)	(21,886,020)
Contribution	8,947,138	6,764,354
Home renovation and furnishing		
Net revenues	197,452	5,046,627
Less: Material costs, commission and compensation costs	(195,869)	(3,562,068)
Contribution	1,583	1,484,559
Emerging and other services		
Net revenues	2,134,656	2,848,075
Less: Commission and compensation	(288,593)	(1,956,468)
Contribution	1,846,063	891,607

Contribution margin demonstrates the margin that we generate after costs directly attributable to the respective revenue streams, including existing home transaction services, new home transaction services, home renovation and furnishing, and emerging and other services. Material costs are deducted from home renovation and furnishing. The costs and expenses related to the platform infrastructure building and enhancement, including cost related to our *Lianjia* stores and the development cost of our technological platform, which are not directly attributable to the respective revenue streams, are not deducted from revenue when calculating contribution.

The contribution margin for existing home transaction services increased from 37.0% in 2021 to 39.8% in 2022, primarily attributable to the decreased fixed compensation costs for *Lianjia* agents along with the decreased number of *Lianjia* agents.

The contribution margin for new home transaction services increased to 23.6% in 2022 from 19.3% in 2021, primarily as a result of an increased number of projects with higher margins and a relatively lower percentage of fixed compensation costs of net revenues from new home transaction services.

MANAGEMENT DISCUSSION AND ANALYSIS

The contribution margin for home renovation and furnishing was 0.8% in 2021, as we just launched the business and recorded relatively small revenues and costs. The contribution margin for home renovation and furnishing was 29.4% in 2022 as we scaled up the business with the consolidation of Shengdu into our ecosystem.

The contribution margin for our emerging and other services decreased to 31.3% in 2022 from 86.5% in 2021, primarily due to the increase of contribution from rental property management services which has a lower margin.

Operating Expenses

Sales and marketing expenses. Our sales and marketing expenses were RMB4.6 billion in 2022, compared to RMB4.3 billion in 2021, mainly due to the increase in sales and marketing expenses for home renovation and furnishing services as the financial results of Shengdu were consolidated since the second quarter of 2022, which was partially offset by the decrease of the brand advertising and promotional marketing expenses and personnel costs for housing transaction services.

General and administrative expenses. Our general and administrative expenses decreased by 17.7% to RMB7.3 billion in 2022 from RMB8.9 billion in 2021, mainly due to the decrease of provision for credit loss along with the decreased accounts receivable balance and the decrease of personnel costs and overheads along with the reduction of the headcount, which was partially offset by the increase of share-based compensation in 2022 compared to 2021.

Research and development expenses. Our research and development expenses decreased by 20.3% to RMB2.5 billion in 2022 from RMB3.2 billion in 2021, mainly due to the decrease of personnel costs and share-based compensation as a result of decreased headcount in research and development personnel in 2022 compared to 2021.

Impairment of goodwill, intangible assets and other long-lived assets. We recorded impairment of goodwill, intangible assets and other long-lived assets of RMB148 million in 2022, compared to RMB747 million in 2021, primarily attributable to the impairment of goodwill triggered by the market downturn and its impact on our operations from the second half of 2021 to 2022.

Income Tax Expense

We recorded an income tax expense of RMB1,690 million in 2022, compared to an income tax expense of RMB1,665 million in 2021.

Net Income (Loss)

As a result of the foregoing, we recorded a net loss of RMB1,397 million in 2022, compared to a net loss of RMB525 million in 2021.

MANAGEMENT DISCUSSION AND ANALYSIS

NON-GAAP FINANCIAL MEASURES

The Company also uses adjusted income (loss) from operations, adjusted net income (loss), adjusted operating margin and adjusted EBITDA, each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes. We believes that these non-GAAP financial measures help identify underlying trends in the Company's business that could otherwise be distorted by the effect of certain expenses that the Company includes in its net income (loss). We also believes that these non-GAAP financial measures provide useful information about its results of operations, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making. A limitation of using these non-GAAP financial measures is that these non-GAAP financial measures exclude share-based compensation expenses that have been, and will continue to be for the foreseeable future, a significant recurring expense in the Company's business.

The presentation of these non-GAAP financial measures should not be considered in isolation or construed as an alternative to gross profit, net income (loss) or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review these non-GAAP financial measures and the reconciliation to the most directly comparable GAAP measures. The non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company's data. Beike encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. **Adjusted income (loss) from operations** is defined as income (loss) from operations, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, and (iii) impairment of goodwill, intangible assets and other long-lived assets. **Adjusted operating margin** is defined as adjusted income (loss) from operations as a percentage of net revenues. **Adjusted net income (loss)** is defined as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, and (vi) tax effects of the above non-GAAP adjustments. **Adjusted EBITDA** is defined as net income (loss), excluding (i) income tax expense (benefit), (ii) share-based compensation expenses, (iii) amortization of intangible assets, (iv) depreciation of property and equipment, (v) interest income, net, (vi) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (vii) impairment of goodwill, intangible assets and other long-lived assets, and (viii) impairment of investments.

MANAGEMENT DISCUSSION AND ANALYSIS

The following table presents a reconciliation of income (loss) from operations to adjusted income (loss) from operations, net income (loss) to adjusted net income (loss) and adjusted EBITDA for each of the periods indicated:

	For the Year Ended December 31,	
	2021	2022
	RMB	RMB
	(in thousands)	
Loss from operations	(1,354,864)	**(832,906)**
Share-based compensation expenses	1,538,287	**2,425,249**
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	470,179	**566,886**
Impairment of goodwill, intangible assets and other long-lived assets	746,705	**148,057**
Adjusted income from operations	1,400,307	**2,307,286**
Net loss	(524,766)	**(1,397,284)**
Share-based compensation expenses	1,538,287	**2,425,249**
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	470,179	**566,886**
Changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration	(124,416)	**526,926**
Impairment of goodwill, intangible assets and other long-lived assets	746,705	**148,057**
Impairment of investments	186,703	**591,876**
Tax effects on non-GAAP adjustments	1,264	**(18,951)**
Adjusted net income	2,293,956	**2,842,759**
Net loss	(524,766)	**(1,397,284)**
Income tax expense	1,665,492	**1,689,574**
Share-based compensation expenses	1,538,287	**2,425,249**
Amortization of intangible assets	491,032	**584,460**
Depreciation of property and equipment	879,729	**918,261**
Interest income, net	(354,567)	**(743,484)**
Changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration	(124,416)	**526,926**
Impairment of goodwill, intangible assets and other long-lived assets	746,705	**148,057**
Impairment of investments	186,703	**591,876**
Adjusted EBITDA	4,504,199	**4,743,635**

	For the Year Ended December 31,	
	2021	**2022**
	RMB	**RMB**
	(in thousands)	
Net loss attributable to KE Holdings Inc.'s ordinary shareholders	(524,129)	**(1,386,074)**
Share-based compensation expenses	1,538,287	**2,425,249**
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	470,179	**566,886**
Changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration	(124,416)	**526,926**
Impairment of goodwill, intangible assets and other long-lived assets	746,705	**148,057**
Impairment of investments	186,703	**591,876**
Tax effects on non-GAAP adjustments	1,264	**(18,951)**
Effects of non-GAAP adjustments on net income attributable to non-controlling interests shareholders	(28)	**(28)**
Adjusted net income attributable to KE Holdings Inc.'s ordinary shareholders	2,294,565	**2,853,941**

DISCUSSION OF KEY BALANCE SHEET ITEMS

Cash, Cash Equivalents, Restricted Cash, and Short-term Investments

Cash, cash equivalents, restricted cash, and short-term investments constitute our most liquid assets. Short-term investments include bank time deposits and investments in wealth management products issued by financial institutions. These products normally offer returns higher than bank deposits, maintain relatively low risk, and provide sufficient liquidity as they are redeemable upon short notice. We therefore consider such wealth management products part of our cash management program.

The total amount increased from RMB56.1 billion as of December 31, 2021 to RMB61.1 billion as of December 31, 2022, which was mainly attributable to the cash provided by operating activities of RMB8.5 billion.

Accounts Receivable, Net of Allowance for Credit Losses

A significant portion of accounts receivable was due from real estate developers for our new home transaction services. Our accounts receivable, net of allowance for credit losses decreased from RMB9.3 billion as of December 31, 2021 to RMB4.2 billion as of December 31, 2022, primarily due to a decrease in the revenue from new home transaction services in 2022 and the improvement of accounts receivable turnover days in the second half of 2022.

MANAGEMENT DISCUSSION AND ANALYSIS

We serve real estate developers in our new home transaction services and grant them credit terms relatively longer compared to individual and small brokerage firm clients in accordance with the market practice. As such, we may face risks related to the collection of our accounts receivable from real estate developers, especially during times when tightened regulatory measures negatively affect the operations and liquidity conditions of these real estate developers. In light of the liquidity concerns faced by certain real estate developers in 2021, we have been implementing various prudent measures to ensure effective risk control and timely collection of accounts receivable. Our collection of accounts receivable for new home transaction services amounted to RMB51.7 billion in 2021 and RMB35.9 billion in 2022, compared to the net revenue from new home transaction services of RMB46.5 billion in 2021 and RMB28.7 billion in 2022. The increase of accounts receivable turnover days for new home transaction services to 105 days in 2022 from 97 days in 2021 was a result of the slowdown in collection activities due to the COVID-19 pandemic, particularly in the first half of 2022. However, our accounts receivable turnover days for new home transaction services improved to 78 days in the third quarter of 2022 and further to 64 days in the fourth quarter of 2022, compared to 105 days and 91 days in the same periods of 2021, respectively. The accounts receivable turnover days for existing home transaction services, where our clients are individual housing customers and brokerage firms on our platform, were 6 days in 2021 and 6 days in 2022. We plan to continue to prudently manage our accounts receivable, in particular with respect to new home transaction services.

Accounts receivable turnover days for a given period are equal to average balances of accounts receivable at the beginning and the end of the period divided by total revenues during the period and multiplied by the number of days during the period.

Intangible Assets, Net

Our intangible assets net of accumulated amortization and impairment amounted to RMB1,141 million and RMB1,687 million as of December 31, 2021 and 2022, respectively. The increase in 2022 was primarily due to an increase in the trademarks in connection with Shengdu Acquisition.

Long-term Investments, Net

Our long-term investments amounted to RMB17.0 billion and RMB17.9 billion as of December 31, 2021 and 2022, respectively. The increase from December 31, 2021 to December 31, 2022 was mainly due to an increase in long-term time deposits.

Goodwill

Our goodwill was RMB1,806 million and RMB4,934 million as of December 31, 2021 and 2022, respectively. The increase in 2022 was primarily due to the goodwill recognized in the Shengdu Acquisition.

MANAGEMENT DISCUSSION AND ANALYSIS

Prepayments, Receivables and Other Assets

The following table set forth the breakdown of this account as of the dates indicated:

	As of December 31,	
	2021	2022
	RMB	RMB
	(in thousands)	
Current:		
Advances to suppliers	388,319	618,694
Deposits paid to new home developers	558,286	530,308
Prepaid rental and other deposits	748,516	1,243,443
Staff advances	104,615	68,035
Receivables from escrow account	10,672	34,118
Interests receivable	39,156	11,035
VAT-input deductible	762,927	660,104
Prepaid income tax	138,716	108,972
Inventories	19,035	127,558
Capitalized costs of obtaining contracts	–	155,636
Others	359,708	499,940
Total	3,129,950	4,057,843
Non-current:		
Deferred tax asset	1,060,131	856,958
Others	121,290	175,293
Total	1,181,421	1,032,251

Deposits paid to real estate developers represent the earnest deposits we pay to developers for new home sales, and will be collected back after we meet our service commitment. We implement stringent selection process for the real estate projects for which we provide brokerage service, and will only agree to make earnest deposits for those we are confident in meeting our sales commitment. The increase in prepaid rental and other deposit was due to our expansion of rental property management services.

Accounts Payable

The accounts payable decreased from RMB6,009 million as of December 31, 2021 to RMB5,843 million as of December 31, 2022, which was in line with the revenues from new home transaction services.

Short-term Borrowings

As of December 31, 2021 and 2022, our short-term borrowings were RMB260 million and RMB619 million, respectively. The total balance of short-term borrowings as of December 31, 2022 mainly included three bank loans at a fixed borrowing rate of 3.58% starting in September, December and December 2022, respectively.

MANAGEMENT DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,	
	2021	2022
	RMB	RMB
	(in thousands)	
Selected Consolidated Cash Flow Data		
Net cash provided by operating activities	3,595,122	8,460,754
Net cash used in investing activities	(24,884,074)	(8,472,355)
Net cash used in financing activities	(1,074,173)	(1,154,993)
Effect of exchange rate change on cash, cash equivalents and restricted cash	(442,141)	28,644
Net decrease in cash, cash equivalents and restricted cash	(22,805,266)	(1,137,950)
Cash, cash equivalents and restricted cash at the beginning of the year	49,537,475	26,732,209
Cash, cash equivalents and restricted cash at the end of the year	26,732,209	25,594,259

To date, we have financed our operating and investing activities through cash flows from operations and cash provided by historical equity and debt financing activities. As of December 31, 2021 and 2022, respectively, our cash, cash equivalents, restricted cash and short-term investments were RMB56.1 billion and RMB61.1 billion. Our cash and cash equivalents primarily consist of cash on hand, demand deposits and highly liquid investments placed with banks or other financial institutions with original maturities of less than three months. Our restricted cash are primarily pledged for bank borrowings, and escrow payments collected from the property buyers on behalf of and payable to the property sellers.

We believe that our current cash, cash equivalents and restricted cash and expected cash provided by operating activities will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for an extended period of time. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we identify and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions.

Substantially all of our revenues have been, and we expect they are likely to continue to be, in the form of Renminbi. Under the existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior the State Administration of Foreign Exchange（中華人民共和國國家外匯管理局）("**SAFE**") approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC subsidiaries are required to set aside at least 10% of its after-tax profits after making up previous years' accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Historically, our PRC subsidiaries have not paid dividends to us, and they will not be able to pay dividends until they generate accumulated profits. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/ or registered with SAFE, its local branches and certain local banks.

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, subject to the approval or registration of government authorities and limits on the amount of capital contributions and loans. This may delay us from using the proceeds from our initial public offering in July 2020 and our ADSs offering in November 2020 to make loans or capital contributions to our PRC subsidiaries.

Operating Activities

Net cash generated from operating activities in 2022 was RMB8,461 million. The difference between net cash generated from operating activities and net loss of RMB1,397 million in 2022 was the result of adding back RMB5,562 million for adjustments of non-cash items, adding back RMB56 million for dividends received from long-term investments and removing RMB796 million of gain on short-term investments, which are by nature investing activities, and adding RMB5,036 million released from working capital.

The adjustment of non-cash items primarily consisted of RMB2,425 million in share-based compensation expenses, RMB918 million in depreciation expenses, RMB592 million in impairment loss for equity investments accounted for using measurement alternative, RMB584 million in amortization of intangible assets, and RMB512 million in fair value changes in investments.

The additional cash released from working capital was the result of a RMB5,161 million decrease in accounts receivable, a RMB4,074 million increase in lease liabilities, and a RMB921 million increase in contract liabilities, partially offset by a RMB3,509 million increase in right-of-use assets, a RMB958 million decrease in employee compensation and welfare payable, and a RMB866 million decrease in accounts payable.

MANAGEMENT DISCUSSION AND ANALYSIS

Net cash generated from operating activities in 2021 was RMB3,595 million. The difference between net cash generated from operating activities and net loss of RMB525 million in 2021 was the result of adding back RMB4,499 million for adjustments of non-cash items, adding back RMB77 million for dividends received from long-term investments and removing RMB488 million of gain on short-term investments, which are by nature investing activities, and adding RMB32 million released from working capital.

The adjustment of non-cash items primarily consisted of RMB1,538 million in share-based compensation expenses, RMB1,327 million in net impairment loss on financial assets, RMB880 million in depreciation expenses, and RMB747 million in impairment of goodwill, intangible assets and other long-lived assets.

The additional cash released from working capital was the result of a RMB2,646 million decrease in accounts receivable, a RMB1,450 million decrease in prepayments, receivables and other assets and a RMB589 million increase in lease liabilities, partially offset by a RMB2,562 million decrease in customer deposits payable, a RMB1,400 million decrease in employee compensation and welfare payable and a RMB567 million decrease in accounts payable.

Investing Activities

Net cash used in investing activities in 2022 was RMB8.5 billion, consisting primarily of (i) RMB46.9 billion used to purchase short-term investments, offset by RMB52.3 billion maturities of short-term investments, (ii) RMB11.5 billion of financing receivables originated, offset by RMB11.6 billion of financing receivables principal collected, and (iii) RMB13.4 billion of purchases of long-term investments.

Net cash used in investing activities in 2021 was RMB24.9 billion, consisting primarily of (i) RMB47.9 billion used to purchase short-term investments, partially offset by RMB38.0 billion maturities of short-term investments, and (ii) RMB33.0 billion of financing receivables originated, offset by RMB36.3 billion of financing receivables principal collected, and (iii) RMB18.1 billion of purchases of long-term investments.

Financing Activities

Net cash used in financing activities in 2022 was RMB1,155 million, consisting primarily of (i) RMB1,320 million of repurchase of ordinary shares, (ii) RMB400 million of repayments of short-term borrowings, and (iii) RMB328 million of repayments of funding debts, partially offset by RMB759 million of proceeds from short-term borrowings.

Net cash used in financing activities in 2021 was RMB1,074 million, consisting primarily of RMB1,841 million of repayments of funding debts, partially offset by RMB508 million of proceeds from funding debts and RMB260 million of proceeds from short-term borrowings.

MANAGEMENT DISCUSSION AND ANALYSIS

Capital Expenditures

Our capital expenditures were RMB1,430 million in 2021 and RMB793 million in 2022. In 2021 and 2022, our capital expenditures primarily represent cash paid for purchase of property and equipment and intangible assets. We funded our capital expenditures primarily with net cash flows generated from operating activities.

Material Cash Requirements

Our material cash requirements as of December 31, 2022 and any subsequent interim period primarily include our capital expenditures and contractual obligations. We intend to fund our material cash requirements with our cash balance. We will continue to make cash commitments, including capital expenditures, to meet the expected growth of our business.

The following table sets forth our contractual obligations as of December 31, 2022:

	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
			(RMB in thousands)		
Operating lease and other commitments	534,668	281,049	201,826	38,876	12,917
Lease liability obligations	12,208,351	5,142,639	5,774,258	904,845	386,609

As of December 31, 2022, our operating lease and other commitments included RMB4.5 million in obligation to purchase property and equipment, RMB2.1 million in obligation to purchase services, RMB141.8 million in investment commitment, and RMB386.3 million in operating lease commitments.

Except for commitments as disclosed above and financial guarantees as discussed in section below, we did not have any other long-term obligations or material guarantees as of December 31, 2022.

Off-Balance Sheet Arrangements

We provide financial guarantees through our subsidiaries for loans that we facilitate for certain financial partners or individual lenders. We are obligated to compensate the lenders for the principal and interest payment in the event of the borrowers' default. Therefore, we effectively provide guarantees to lenders against the credit risk.

Other than the above, we have not entered into any other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder's equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

MANAGEMENT DISCUSSION AND ANALYSIS

SIGNIFICANT INVESTMENT AND MATERIAL ACQUISITION AND DISPOSAL

On April 20, 2022, the Group completed the acquisition of Shengdu for an aggregate consideration of RMB3.92 billion in cash and 44,315,854 restricted Class A ordinary shares of the Company (the "**Shengdu Acquisition**"). Founded in 2002 and headquartered in Hangzhou, Shengdu is a full-service home renovation service provider in China. With over 20 years of operating experience, Shengdu has now achieved full coverage in East China market and is gradually expanding its business in more major cities across the country, providing quality one-stop home renovation and furnishing services for a large customer base. The acquisition was structured as a merger in which Shengdu became a wholly-owned subsidiary of the Company. Shengdu's businesses have been added to the home renovation and furnishing segment. The acquisition enables the Group to realize the strategic synergies across the industry chain, and further strengthen the Group's capabilities in providing better renovation and furnishing services to satisfy the evolving needs of housing customers. Acquisition related costs incurred were not material. For further details, please refer to Note 23 to the Consolidated Financial Statements and the Listing document.

Save as disclosed above, the Company did not have any other significant investment or material acquisition or disposal of subsidiaries, associates and joint ventures for the year ended December 31, 2022.

PLEDGE OF ASSETS

As of December 31, 2022, no property, plant and equipment were pledged.

FUTURE PLANS FOR MATERIAL INVESTMENTS OR CAPITAL ASSET

We did not have detailed future plans for significant investments or capital assets as of December 31, 2022.

GEARING RATIO

As of December 31, 2022, our gearing ratio (i.e., total liabilities divided by total assets, in percentage) was 36.8% (as of December 31, 2021: 33.2%).

FOREIGN EXCHANGE RISK

Substantially all of our revenues and expenses are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment will be affected by the exchange rate between U.S. dollar and Renminbi.

Historically, the Renminbi has fluctuated against the U.S. dollars at times significantly and unpredictably. The depreciation of the Renminbi against the U.S. dollars was approximately 8.2% in the year ended December 31, 2022. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollars in the future.

MANAGEMENT DISCUSSION AND ANALYSIS

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amounts we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our Class A ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

As of December 31, 2022, we had RMB-denominated cash and cash equivalents, restricted cash and short-term investments of RMB47.0 billion, and U.S. dollar-denominated cash and cash equivalents, restricted cash and short-term investments of US$2.0 billion. Assuming we had converted RMB47.0 billion into U.S. dollars at the exchange rate of RMB6.8972 for US$1.00 as of December 30, 2022, our U.S. dollar cash balance would have been US$8.8 billion. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$8.1 billion instead.

INTEREST RATE RISK

We may invest the net proceeds that we receive from our offshore offerings in interest-earning instruments. Fixed-rate securities may have their fair market value adversely impacted due to a rise in interest rates, therefore our future investment income may fall short of expectations due to changes in interest rates, or we may suffer losses in principal if we have to sell securities which have declined in market value due to changes in interest rates. As of December 31, 2022, our exposure to such interest rate risk is mainly from RMB5.5 billion of wealth management products in short-term investments. We have not been, and do not expect to be, exposed to material interest rate risks relating to our investment in short-term instruments.

EMPLOYEES AND REMUNERATION

As of December 31, 2022, we had a total of 98,540 employees. The following table sets forth the total number of employees categorized by function as of December 31, 2022:

Function	Number of employees
Agents and supporting staff	74,066
Platform operations	7,751
Research and development	1,901
Business development, sales and marketing	6,152
Administration and management	8,670
Total	**98,540**

As of December 31, 2022, our employees were mainly based in mainland China. A large portion of our employees are based in Beijing where our headquarters is located, and the rest are mainly at our subsidiaries and branches across the nation.

MANAGEMENT DISCUSSION AND ANALYSIS

Our success depends on our ability to attract, motivate, train and retain qualified personnel. See "Business Overview – Modules in Our Infrastructure – Professional Development and Support." We believe that we offer our employees competitive compensation packages and an environment that encourages self-development and, as a result, have generally been able to attract and retain qualified personnel and maintain a stable core management team. In addition, we invest significant resources in the recruitment of employees to support our fast growth of business operations.

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing provident fund. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Bonuses are generally discretionary and based in part on employee performance and in part on the overall performance of our business. We have granted, and plan to continue to grant, share-based incentive awards to our employees in the future to incentivize their contributions to our growth and development.

We enter into standard labor contracts with our employees. To date, we have not experienced any significant labor disputes. None of our employees is represented by a labor union.

DIRECTORS AND SENIOR MANAGEMENT

Our Board consists of eight Directors, including four executive Directors, one non-executive Director and three independent non-executive Directors. The following table provides certain information about our Directors since the Listing Date and up to the Latest Practicable Date:

Name	Age	Position
Yongdong Peng (彭永東)	43	Co-founder, Chairman of the Board, Executive Director and Chief Executive Officer
Yigang Shan (單一剛)	50	Co-founder and Executive Director
Tao Xu (徐濤)	49	Executive Director and Chief Financial Officer
Wangang Xu (徐萬剛)	57	Executive Director and Chief Operating Officer
Jeffrey Zhaohui Li (李朝暉)	47	Non-executive Director
Xiaohong Chen (陳小紅)	53	Independent Non-executive Director
Hansong Zhu (朱寒松)	53	Independent Non-executive Director
Jun Wu (武軍)	54	Independent Non-executive Director

FOUNDER AND PERMANENT CHAIRMAN EMERITUS

Hui Zuo (左暉), our founder and permanent chairman emeritus, was a pioneer and visionary and respected leader in China's housing transactions and services industry. Through his vision and leadership, we have gained tremendous amount of industry and operational know-hows through over 20 years of execution excellence, and evolved into the leading platform we are today. During his chairman capacity, Mr. Zuo, together with Beike's co-founders, Mr. Yongdong Peng and Mr. Yigang Shan, had led our senior management to execute his strong vision to build and launch our *Beike* platform, pioneer the creation of ACN, continuously invest in talents and technologies, and proactively address industry-wide issues to achieve our continued growth and success. Honored as permanent chairman emeritus, Mr. Zuo's values and beliefs have been imprinted in our core DNA, strengthening the commitment of our management team and leading our self-driven transformations along the journey ahead.

Mr. Zuo served as our chairman since he founded Beijing Lianjia in 2001. In addition, Mr. Zuo held positions in various social organizations, such as the vice president of China Institute of Real Estate Appraisers and Agents since 2013, the vice president of the China Real Estate Chamber of Commerce since 2016, and a standing member of the 12th Executive Committee of All-China Federation of Industry and Commerce since 2017.

DIRECTORS AND SENIOR MANAGEMENT

EXECUTIVE DIRECTORS

Yongdong Peng (彭永東), aged 43, is the co-founder, the chairman of the Board, an executive Director and the chief executive officer of the Company.

Mr. Peng co-founded Beike with Mr. Zuo and Mr. Yigang Shan and has been serving as the chairman of the Board since May 2021 and an executive Director since December 2018. Mr. Peng has been the chief executive officer of Lianjia.com (Beijing) Technology Co., Ltd. (鏈家網(北京)科技有限公司) (currently known as Beike Zhaofang (Beijing) Technology Co., Ltd. (貝殼找房(北京)科技有限公司)), a wholly-owned subsidiary of the Company, since April 2017 and successively served as the vice general manager and general manager of Beijing Lianjia since January 2010.

Mr. Peng has accumulated extensive experience in technology and strategic consulting. Prior to joining the Group, Mr. Peng served as a senior consultant of strategy and revolution at IBM China Company Limited (國際商業機器(中國)有限公司) from July 2006 to January 2010. He acted as a senior manager at E-Power (Hangzhou) Co., Ltd. (伊博電源(杭州)有限公司) from August 2001 to March 2003.

Mr. Peng received a bachelor's degree in electrical engineering and automation from Zhejiang University (浙江大學) in June 2001 and an IMBA degree from Tsinghua University (清華大學) in July 2006 (a joint program by Tsinghua University and Massachusetts Institute of Technology).

Yigang Shan (單一剛), aged 50, is the co-founder and an executive Director of the Company.

Mr. Shan co-founded Beike with Mr. Zuo and Mr. Yongdong Peng. Mr. Shan has been serving as an executive Director of the Company since July 2018. He served as a director of Beijing Lianjia from December 2007 to September 2021 and has been deeply involved in all strategic decisions of Beijing Lianjia in its early development stage, which lays the foundation for the Group. Mr. Shan has served as a director of Ziroom Inc. since December 2017.

Mr. Shan has accumulated a deep understanding and experience in the real estate brokerage industry as a veteran and pioneer in the industry. Prior to joining the Group, Mr. Shan was a co-founder and served as the vice president of Dalian Haowangjiao Real Estate Brokerage Co., Ltd. (大連好旺角房屋經紀有限公司), a China-based company engaged in real estate brokerage business, from December 1999 to November 2007.

Mr. Shan received an EMBA degree from Tsinghua University in January 2019.

Tao Xu (徐濤), aged 49, is an executive Director and the chief financial officer of the Company.

Mr. Tao Xu has been serving as an executive Director since August 2021 and also served as a Director from December 2018 to August 2020. Mr. Tao Xu has been the chief financial officer of Beike since November 2016. Prior to joining the Group, Mr. Tao Xu served as the chief financial officer of Beijing SenseTime Technology Development Co., Ltd. (北京市商湯科技開發有限公司) from June 2016 to October 2016. From August 2014 to December 2015, Mr. Tao Xu served as the chief financial officer of Beijing Didi Infinity Technology and Development Co., Ltd. (北京嘀嘀無限科技發展有限公司). From September 2011 to July 2014, Mr. Tao Xu served as the chief financial officer of the China Region of Dimension Data Information Technology (Beijing) Co., Ltd. (達科信息科技(北京)有限公司). From April 2008 to February 2011, Mr. Tao Xu served as the financial director of China Region of Sun Microsystems China Co., Ltd. (太陽計算機系統(中國)有限公司). From May 2001 to March 2008, Mr. Tao Xu successively served as the financial director of Greater China and the chief financial officer at Lucent Technology (China) Co., Ltd. (朗訊科技(中國)有限公司). From 1999 to 2001, Mr. Tao Xu served as the financial manager of Beijing Sohu Internet Information Service Co., Ltd. (北京搜狐互聯網信息服務有限公司). Prior to that, Mr. Tao Xu worked at Pepsi.

Mr. Tao Xu received his bachelor's degree in economics from Capital University of Economics and Business (首都經濟貿易大學) in July 1996 and a master's degree of commerce in international professional accounting from the University of New South Wales in October 2005.

Wangang Xu (徐萬剛), aged 57, is an executive Director and the chief operating officer of the Company.

Mr. Wangang Xu has been serving as an executive Director since May 2021 and the chief operating officer of the Company since April 2021, and also served as a Director from December 2018 to August 2020. He served as the co-chief operating officer of the Company from May 2018 to April 2021. From July 2017 to May 2018, Mr. Wangang Xu served as the head of the western region of the Group and was responsible for the overall operation management of the western region of the Company. From December 2015 to June 2017, Mr. Wangang Xu served as the general manager of Sichuan Lianjia Real Estate Brokerage Co., Ltd. (四川鏈家房地產經紀有限公司) ("**Sichuan Lianjia**"), a wholly-owned subsidiary of the Company. Mr. Wangang Xu founded Sichuan Eden City Real Estate E-Commerce Co., Ltd. (四川伊甸城房產電子商務有限公司) in August 2004 which was deregistered in March 2014 and Sichuan Eden City Real Estate Brokerage Co., Ltd. (四川伊甸城不動產經紀有限公司) in December 2009 and served as the general manager, the latter of which was renamed as Sichuan Yicheng Real Estate Brokerage Co., Ltd. (四川伊誠房地產經紀有限公司) in April 2011, and was subsequently acquired by Beijing Lianjia in December 2015 and renamed as Sichuan Lianjia. Mr. Wangang Xu served as a manager of Chengdu Chengdian Wantong Investment Co., Ltd. (成都成電萬通投資有限公司) from September 2001 to September 2004. Mr. Wangang Xu successively served as a staff member and manager in technology R&D department of No. 10 Research Institute of Ministry of Electronics Industries (電子工業部第十研究所) (currently known as China Electronics Technology Group Corporation No. 10 Research Institute (中國電子科技集團公司第十研究所)) from September 1986 to August 2001.

Mr. Wangang Xu received a bachelor's degree in electronic engineering from Chengdu Institute of Radio Engineering (成都電訊工程學院, currently known as University of Electronic Science and Technology (電子科技大學)) in July 1986.

DIRECTORS AND SENIOR MANAGEMENT

NON-EXECUTIVE DIRECTOR

Jeffrey Zhaohui Li (李朝暉), aged 47, is a non-executive Director of the Company.

Mr. Jeffrey Zhaohui Li has been serving as a Director since December 2018 and was re-designated as a non-executive Director with effect from the Listing Date. Mr. Jeffrey Zhaohui Li joined Tencent in March 2011, and currently serves as the vice president and the head of investment department at Tencent, and as the managing partner of Tencent Investment. He was an investment principal at Bertelsmann Asia Investment Fund from September 2008 to May 2010. Prior to that, Mr. Jeffrey Zhaohui Li held various positions related to product and business in Google and Nokia.

Mr. Jeffrey Zhaohui Li also holds or held directorships at various other public companies. Mr. Jeffrey Zhaohui Li has been a director of Kuaishou Technology, a company listed on the Stock Exchange with the stock code 1024, since March 2017. He has been a director of Zhihu Inc., a company listed on the NYSE under the symbol "ZH," and the Stock Exchange with the stock code 2390, since September 2015. He has been a director of Howbuy Wealth Management Co., Ltd. (好買財富管理股份有限公司), a company listed on the National Equities Exchange and Quotations (全國中小企業股份轉讓系統) with stock code 834418, since December 2013. Mr. Jeffrey Zhaohui Li served as a director of Fenbi Ltd., a company listed on the Stock Exchange with the stock code 2469, from December 2020 to March 2023. He also served as a director of Missfresh Limited, a company listed on the Nasdaq Stock Market ("**Nasdaq**") under the symbol "MF," from June 2017 to November 2021.

Mr. Jeffrey Zhaohui Li received a bachelor's degree in economics majoring in enterprise management from Peking University (北京大學) in July 1998 and an MBA degree from Duke University Fuqua School of Business in May 2004.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Xiaohong Chen (陳小紅), aged 53, is an independent non-executive Director of the Company.

Ms. Xiaohong Chen has been serving as an independent Director of the Company since August 2020 and was re-designated as an independent non-executive Director with effect from the Listing Date. She has been serving as the founding and managing partner of H Capital since March 2014. Before founding H Capital, Ms. Xiaohong Chen served as a managing director at Tiger Global from September 2004 to February 2012, responsible for its investment activities in China. Ms. Xiaohong Chen served as a vice president of Joyo.com from February 2004 to September 2004. Ms. Xiaohong Chen worked at Veronis Suhler Stevenson from July 1994 to February 2004, where she lastly served as a managing director.

Ms. Xiaohong Chen received a bachelor's degree in history from Peking University in July 1992 and a master's degree in library service from Rutgers University in May 1994.

Hansong Zhu (朱寒松), aged 53, is an independent non-executive Director of the Company.

Mr. Hansong Zhu has been serving as an independent Director of the Company since August 2021 and was re-designated as an independent non-executive Director with effect from the Listing Date. Mr. Hansong Zhu worked for Goldman Sachs Group Inc. ("**Goldman Sachs**") from June 2000 to December 2019 and successively served several positions, including associate, executive director, managing director and partner. Before retiring from Goldman Sachs in December 2019, Mr. Hansong Zhu was the co-head of China Investment Banking, the head of industrial and natural resources group in Asia Ex-Japan, the chief executive officer of Goldman Sachs Gao Hua Securities Company Limited, and a member of the Asia Pacific Commitments Committee and Investment Banking Division Client and Business Standards Committee of Goldman Sachs. Prior to joining Goldman Sachs, Mr. Hansong Zhu worked at China International Capital Corporation Limited from November 1995 to June 2000. Mr. Hansong Zhu served as an independent director of Kidswant Children Products Co., Ltd. (孩子王兒童用品股份有限公司), a company listed on the Shenzhen Stock Exchange with the stock code 301078, from March 2020 to May 2022, and Missfresh Limited, a company listed on the Nasdaq under the symbol "MF," from June 2021 to September 2022.

Mr. Hansong Zhu received a bachelor's degree in economics from Nanjing University (南京大學) in July 1991 and a master's degree in economics from Peking University in July 1994.

Jun Wu (武軍), aged 54, is an independent non-executive Director of the Company.

Mr. Jun Wu has been serving as an independent Director of the Company since March 2022 and was re-designated as an independent non-executive Director with effect from the Listing Date. Mr. Jun Wu is the founder and has been serving as the chairman of the board of Beijing Radium Lab Technology Co., Ltd. (北京鐳場景科技有限公司) since February 2018. He is a co-founder of Beijing Wisdon Technology Co., Ltd. (北京市萬智生科技有限公司) where he joined in March 2017. Mr. Jun Wu has also been serving as an independent non-executive director of Beijing Evercare Medical Technology Group Co., Ltd. (北京伊美爾醫療科技集團股份公司) since July 2021 and a non-independent director of Unilumin Group Co., Ltd. (深圳市洲明科技股份有限公司), a company listed on the Shenzhen Stock Exchange with the stock code 300232 since May 2022.

DIRECTORS AND SENIOR MANAGEMENT

From August 2010 to May 2017, Mr. Jun Wu held various positions, including chief executive officer, chief financial officer and executive vice president, at AsiaInfo Holdings, LLC (formerly known as AsiaInfo-Linkage, Inc., a provider of telecommunication software solutions and services in China that was listed on the Nasdaq from 2000 to 2014). From February 2008 to August 2010, he served as the chief financial officer of iSoftStone Information Technology (Group) Co., Ltd. (軟通動力信息技術(集團)股份有限公司), a subsidiary of iSoftStone Holdings Limited, a China-based IT services provider that was listed on the NYSE from 2010 to 2014. Prior to that, Mr. Jun Wu served as a vice president in the finance department at Huawei Technologies Co., Ltd. (華為技術有限公司) from May 2006 to February 2008. From April 1997 to June 2005, he worked for Lucent Technology (China) Co., Ltd. (朗訊科技(中國)有限公司) and held various positions, lastly as the chief financial officer in the Greater China area. From August 1995 to November 1996, he was an accountant at the Beijing Representative Office of SAP AG and subsequently at SAP (Beijing) Software System Co., Ltd (SAP(北京)軟件系統有限公司). Prior to that, Mr. Jun Wu held certain financial management positions, including the management accountant, sales routine supervisor and logistics assistant manager, at Wall's China Co., Ltd. (和路雪(中國)有限公司) from January 1991 to April 1995.

Mr. Jun Wu graduated from the University of International Business and Economics (對外經濟貿易大學) with a diploma majoring in international accounting in July 1989. He received a master's degree in business administration from City University of Seattle in June 1999.

SENIOR MANAGEMENT

Our senior management is responsible for the day-to-day management of our business. The following table sets out certain information in respect of the senior management of the Group since the Listing Date and up to the Latest Practicable Date:

Name	Age	Position
Yongdong Peng (彭永東)	43	Co-founder, Chairman of the Board, Executive Director and Chief Executive Officer
Yigang Shan (單一剛)	50	Co-founder and Executive Director
Tao Xu (徐濤)	49	Executive Director and Chief Financial Officer
Wangang Xu (徐萬剛)	57	Executive Director and Chief Operating Officer

DIRECTORS AND SENIOR MANAGEMENT

Yongdong Peng (彭永東), aged 43, is the co-founder, the chairman of the Board, an executive Director and the chief executive officer of the Company. For further details, please refer to the section headed "－Executive Directors" above.

Yigang Shan (單一剛), aged 50, is the co-founder and an executive Director of the Company. For further details, please refer to the section headed "－Executive Directors" above.

Tao Xu (徐濤), aged 49, is an executive Director and the chief financial officer of the Company. For further details, please refer to the section headed "－Executive Directors" above.

Wangang Xu (徐萬剛), aged 57, is an executive Director and the chief operating officer of the Company. For further details, please refer to the section headed "－Executive Directors" above.

JOINT COMPANY SECRETARIES

Siting Li (李思婷), the joint company secretary and the director of the investor relationship department of the Company, joined the Company in June 2018. Prior to joining the Company, she lastly served as the senior investment manager at Nanshan Group Capital Investment Co., Ltd.(南山集團資本投資有限公司) from 2013 to 2018. She also has experiences in strategy and management consulting.

Ms. Li obtained a master's degree from The London School of Economics and Political Science.

Yee Wa Lau (劉綺華) has been appointed as one of our joint company secretaries with effect from the Listing Date.

Ms. Lau is a director of Corporate Services of Tricor Services Limited, a global professional services provider specializing in integrated business, corporate and investor services. Ms. Lau has over 20 years of experience in the corporate secretarial field. She has been providing professional corporate services to Hong Kong listed companies as well as multinational, private and offshore companies.

Ms. Lau currently serves as the company secretary/joint company secretary in several listed companies on the Stock Exchange, namely, BAIOO Family Interactive Limited (stock code: 2100), Meituan (stock code: 3690), Transmit Entertainment Limited (stock code: 1326), Jiayuan International Group Limited (stock code: 2768), Everest Medicines Limited (stock code: 1952), Li Auto Inc. (stock code: 2015) and Zhihu Inc. (stock code: 2390).

Ms. Lau is a Chartered Secretary, a Chartered Governance Professional and an Associate of both The Hong Kong Chartered Governance Institute (formerly known as The Hong Kong Institute of Chartered Secretaries) and The Chartered Governance Institute in the United Kingdom. Ms. Lau obtained her bachelor of business administrative management from the University of South Australia.

DIRECTORS AND SENIOR MANAGEMENT

DISCLOSURE OF CHANGES IN DIRECTORS' INFORMATION PURSUANT TO RULE 13.51B(1) OF THE LISTING RULES

Changes in Directors' information are set out below pursuant to Rule 13.51B(1) of the Listing Rules since the disclosure made in the 2022 Interim Report of the Company and up to the Latest Practicable Date:

Name of Director	Details of Changes
Mr. Jeffrey Zhaohui Li	Mr. Li served as a director of Fenbi Ltd., a company listed on the Stock Exchange with the stock code 2469, from December 2020 to March 2023. Fenbi Ltd. was listed on the Stock Exchange in January 2023.
Mr. Hansong Zhu	Mr. Zhu resigned from his position as an independent director of Missfresh Limited, a company listed on the Nasdaq under the symbol "MF," due to personal reasons in September 2022.
Mr. Jun Wu	Mr. Wu has entered into a director service agreement with the Company on March 29, 2023 to extend the previous director service agreement for an additional term of one year, with the provisions (including the extension for additional term) substantially the same as the previous director service agreement. There is no change to his emoluments except for the basis of determining the awards to be granted to him.

For the changes of the emoluments of the Directors and chief executive officer, please refer to Note 29 to the Consolidated Financial Statements.

Save for the information disclosed herein, there has been no change to the information of the Directors which is required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules as of the Latest Practicable Date.

REPORT OF THE DIRECTORS

The Board is pleased to present this Report of Directors, together with the consolidated financial statements of the Group for the year ended December 31, 2022 (the "**Consolidated Financial Statements**").

GENERAL INFORMATION

The Company was incorporated in the Cayman Islands on July 6, 2018 as an exempted limited liability company under the laws of the Cayman Islands. The Class A ordinary shares of the Company were listed on the Main Board of the Hong Kong Stock Exchange since May 11, 2022 under the stock code 2423. The Company's ADSs have been listed and traded on the NYSE since August 13, 2020 under the symbol "BEKE."

PRINCIPAL ACTIVITIES

KE Holdings Inc. is a leading integrated online and offline platform for housing transactions and services. The Company is a pioneer in building infrastructure and standards to reinvent how service providers and housing customers efficiently navigate and complete housing transactions in China, ranging from existing and new home sales, home rentals, to home renovation and furnishing, and other services. The Company owns and operates *Lianjia*, China's leading real estate brokerage brand and an integral part of its *Beike* platform. With more than 21 years of operating experience through *Lianjia* since its inception in 2001, the Company believes the success and proven track record of *Lianjia* pave the way for it to build its infrastructure and standards and drive the rapid and sustainable growth of Beike.

BUSINESS REVIEW

The business review and business outlook of the Group is set out in the sections headed "Business Overview" and "Management Discussion and Analysis" in this annual report.

PRINCIPAL RISKS AND UNCERTAINTIES

Our business involves certain risks as set out in the section headed "Risk Factors" in the Listing Document and the annual report on Form 20-F for the year ended December 31, 2022 filed with the SEC. The following list is a summary of certain principal risks and uncertainties Group faces, some of which are beyond its control.

REPORT OF THE DIRECTORS

Risks Related to Our Business and Industry

• Our business is susceptible to fluctuations in China's general economic conditions and housing related industry.

• Our business is subject to government regulations and policies guiding China's economy in general and, specifically, on existing and new home sales and home rentals.

• If we are unable to continue to provide satisfactory experience to customers, our business and reputation may be materially and adversely affected.

• We may not succeed in continuing to maintain, protect and strengthen our brands, and any negative publicity about us, our business, our management, our business partners or the housing related industry in general may materially and adversely affect our reputation, business, results of operations and growth.

• If our platform is unable to continue to offer comprehensive authentic property listings, our business, financial condition and results of operations could be materially and adversely affected.

• We have a limited operating history under our platform business model, and our historical growth and performance may not be indicative of our future growth and financial results.

• Any failure or perceived failure by us to comply with the anti-monopoly and competition laws and regulations in the PRC may result in governmental investigations, enforcement actions, litigation or claims against us and could have an adverse effect on business, reputation, results of operations and financial condition.

• Our business generates and processes a large amount of data and is subject to various evolving PRC laws and regulations regarding cybersecurity and data privacy. Failure of cybersecurity and data privacy concerns could subject us to significant reputational, financial, legal and operational consequences, and deter current and potential customers from using our services.

• Our business may continue to be materially and adversely affected by the effects of the COVID-19 pandemic in China.

• We cannot guarantee that our monetization strategies will be successfully implemented or generate sustainable revenues and profit.

• We have incurred net losses in the past, and we may not be able to remain profitable or increase profitability in the future.

Risks Related to Our Corporate Structure

• KE Holdings Inc. is not an operating company in China but a Cayman Islands holding company with no material operations of its own and does not have a majority of equity ownership in the VIEs. We conduct our operations primarily through (i) our PRC subsidiaries and (ii) the VIEs, with which we maintain Contractual Arrangements. Investors in our ADSs thus are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in KE Holdings Inc., a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, the VIEs and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the Contractual Arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and the Company as a group.

• We rely on Contractual Arrangements with the VIEs and their shareholders to direct activities of the VIEs that most significantly affect the economic performance of the VIEs and receive economic benefits from the VIEs that could be significant to the VIEs, which may not be as effective as direct ownership in providing operational control.

• Any failure by the VIEs or their shareholders to perform their obligations under our Contractual Arrangements with them would have a material and adverse effect on part of our business.

Risks Related to Doing Business in China

• Changes in China's economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

• Uncertainties with respect to the PRC legal system could materially and adversely affect us. Rules and regulations in China can change quickly with little advance notice.

• The PRC government's oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our securities. The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our securities.

• Filings, approvals or other administration requirements of the China Securities Regulatory Commission (中國證券監督管理委員會), the Cyberspace Administration of China (中華人民共和國國家互聯網信息辦公室) or other PRC governmental authorities may be required in connection with our future offshore offerings under PRC law. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

REPORT OF THE DIRECTORS

- The Public Company Accounting Oversight Board (the "**PCAOB**") had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor in the past has deprived our investors with the benefits of such inspections.

- Our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act (the "**HFCAA**") in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. In May 2022, in connection with its implementation of the HFCAA, the SEC conclusively named the Company as a "Commission-Identified Issuer" following the filing of the Company's 2021 Form 20-F with the SEC on April 19, 2022. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file our annual report on Form 20-F for the fiscal year ended December 31, 2022.

- You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against us or our Directors and officers named in the annual report based on foreign laws. Substantially all of our officers and Directors are located in China, and it will be more difficult to enforce liabilities and enforce judgments on those individuals.

Risks Related to Our Shares and ADSs

- The trading price of the ADSs and Class A ordinary shares may be volatile, which could result in substantial losses to investors.

- Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

FIVE-YEAR FINANCIAL SUMMARY

A summary of the condensed consolidated results and financial positions of the Group is set out on page 2 of this annual report.

SHARE CAPITAL

Details of movements in the share capital of the Company for the year ended December 31, 2022 are set out in the Consolidated Statements of Changes in Shareholders' Equity in this annual report.

WEIGHTED VOTING RIGHTS

The Company has a weighted voting rights structure. Under the Company's WVR structure, the Company's share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise ten votes, respectively, on any matters subject to the vote at general meetings of the Company, subject to Rule 8A.24 of the Listing Rules that requires the Reserved Matters to be voted on a one vote per share basis. The Company's WVR structure enables the WVR Beneficiaries to hold Shares with a higher voting power than the holders of Class A ordinary shares. Mr. Yongdong Peng, the co-founder, the chairman, an executive Director and the chief executive officer of the Company, and Mr. Yigang Shan, the co-founder and an executive Director of the Company, are the WVR Beneficiaries holding the Class B ordinary shares. Such shareholding will enable the Company to benefit from the continuing vision and leadership of Mr. Yongdong Peng and Mr. Yigang Shan, who will exercise their voting power with a view to promote the Company's long-term prospects and strategy.

Prospective investors are advised to be aware of the potential risks of investing in companies with WVR structures, in particular that interests of the WVR Beneficiaries may not necessarily always be aligned with those of our Shareholders as a whole, and that the WVR Beneficiaries will be in a position to exercise their higher voting power to influence the affairs of our Company and the outcome of Shareholders' resolutions, irrespective of how other Shareholders vote. Prospective investors should make the decision to invest in the Company only after due and careful consideration.

The table below sets out the ownership and voting rights held by the WVR Beneficiaries as of the Latest Practicable Date:

Name of WVR Beneficiaries	Number of Class A ordinary shares	Number of Class B ordinary shares	Approximate percentage of issued share capital[1]	Approximate percentage of voting rights[1][2]
Yongdong Peng[3]	73,059,931	108,880,594	4.85%	22.54%
Yigang Shan[4]	54,404,332	47,241,632	2.71%	10.22%
Total	**127,464,263**	**156,122,226**	**7.56%**	**32.75%**

Notes:

(1) The calculation is based on the total number of 3,594,532,591 Class A ordinary shares and 156,122,226 Class B ordinary shares issued and outstanding as of the Latest Practicable Date.

(2) On the basis that Class A ordinary shares entitle the Shareholder to one vote per Share and Class B ordinary shares entitle the Shareholder to ten votes per Share, without taking into consideration the voting rights of 885,301,280 Class A ordinary shares held by Propitious Global.

(3) 108,880,594 Class B ordinary shares and 73,059,931 Class A ordinary shares are held by Ever Orient International Limited, which is wholly-owned by Data Bliss Limited. Data Bliss Limited is wholly-owned by ARK Trust (Hong Kong) Limited as the trustee of Data Bliss Trust, a discretionary trust established by Mr. Yongdong Peng (as the settlor). The beneficiaries of Data Bliss Trust are Mr. Yongdong Peng and his family members.

(4) 47,241,632 Class B ordinary shares and 54,404,332 Class A ordinary shares are held by Clover Rich Limited, which is wholly-owned by Sapient Rich Holdings Limited. Sapient Rich Holdings Limited is wholly-owned by Trident Trust Company (HK) Limited as the trustee of De Chang Trust, a discretionary trust established by Mr. Yigang Shan (as the settlor). The beneficiaries of De Chang Trust are Mr. Yigang Shan and his family members.

REPORT OF THE DIRECTORS

Class B ordinary shares may be converted into Class A ordinary shares on a one-to-one ratio. Assuming the conversion of all the remaining 156,122,226 Class B ordinary shares into Class A ordinary shares, the number of Class A ordinary shares will increase by 156,122,226, representing approximately 4.34% of the total number of issued and outstanding Class A ordinary shares as of the Latest Practicable Date.

The weighted voting rights attached to our Class B ordinary shares held by one WVR Beneficiary will cease when such WVR Beneficiary no longer has beneficial ownership of any of our Class B ordinary shares. This may occur:

(i)   upon the occurrence of any of the circumstances set out in Rule 8A.17 of the Listing Rules, in particular where a WVR Beneficiary is: (1) deceased; (2) no longer a member of the Board; (3) deemed by the Stock Exchange to be incapacitated for the purpose of performing his duties as a director; or (4) deemed by the Stock Exchange to no longer meet the requirements of a director set out in the Listing Rules;

(ii)   when the holders of Class B ordinary shares have transferred to another person the beneficial ownership of, or economic interest in, the Class B ordinary shares or the voting rights attached to them, other than in the circumstances permitted by Rule 8A.18 of the Listing Rules;

(iii)   where a vehicle holding Class B ordinary shares on behalf of a WVR Beneficiary no longer complies with Rule 8A.18(2) of the Listing Rules;

(iv)   when the Class B ordinary shares have been converted to Class A ordinary shares;

(v)   neither of the WVR Beneficiaries having control over the exercise of the voting rights of the Shares held by Propitious Global immediately upon the Listing on the Hong Kong Stock Exchange (the "**Subject Shares**") for reasons within or outside their control. For the avoidance of doubt, (A) subject to the Listing Rules, (i) any sale, transfer, assignment or disposition of any part or all of the Subject Shares by Propitious Global to any person, or (ii) a change of control of the ultimate beneficial ownership of any part or all of the Subject Shares or Propitious Global to any person (the above activities are collectively referred to as "**Transactions**"), and (B) consequentially resulting in the loss of control over the exercise of the voting rights of the relevant Subject Shares that are subject to the Transactions, will not give rise to any obligation to convert the Class B ordinary shares to Class A ordinary shares; or

(vi)   a director holding vehicle holding Class B ordinary shares no longer complies with the principle that the weighted voting rights attached to a beneficiary's shares must cease upon transfer to another person of the beneficial ownership of, or economic interest in, those shares or the control over the voting rights attached to them (through voting proxies or otherwise).

The Company and the WVR Beneficiaries will notify the Hong Kong Stock Exchange as soon as practicable with details of the event set out in paragraphs (ii), (iii), (v) and (vi) above.

SUBSIDIARIES

Particulars of the Company's subsidiaries are set out in Note 1 to the Consolidated Financial Statements in this annual report.

RESULTS

The results of the Group for the year ended December 31, 2022 are set out in the Consolidated Financial Statements in this annual report.

MAJOR CUSTOMERS AND SUPPLIERS

Our five largest customers accounted for 6.9% of our total net revenues for the year ended December 31, 2022.

Our five largest suppliers accounted for 10.1% of our total purchases for the year ended December 31, 2022.

GEARING RATIO

As of December 31, 2022, our gearing ratio (i.e., total liabilities divided by total assets, in percentage) was 36.8% (as of December 31, 2021: 33.2%).

OUR ENVIRONMENTAL, SOCIAL AND GOVERNANCE (ESG) INITIATIVES

Discussions on the Group's environmental policies and performance, and an account of the Group's key relationships with its stakeholders are set out in the Environmental, Social and Governance Report which will be presented in a separate report and published on the websites of the Company at investors.ke.com and the Hong Kong Stock Exchange at www.hkexnews.hk at the same date of this report.

COMPLIANCE WITH THE RELEVANT LAWS AND REGULATIONS

During the year ended December 31, 2022, as far as the Board is aware, the Group has complied with the relevant laws and regulations that have a significant impact on the Group in all material respects.

REPORT OF THE DIRECTORS

MATERIAL LITIGATION

On December 30, 2021, we and certain of our current officers and Directors were named as defendants in a putative securities class action filed in federal court, captioned Chin v. KE Holdings Inc. et al., No. 1:21-cv-11196 (U.S. District Court for the Southern District of New York). This action was brought shortly after Muddy Waters Capital LLC ("**Muddy Waters**") announced on December 16, 2021, that it took a short position in the Company as its research showed that the Company overstated the number of agents and stores, its GTV, and its revenues. Plaintiffs in the above-named securities class action base their allegations mainly on the allegations in the Muddy Waters report. Plaintiffs allege, in sum and substance, that the Company's disclosures were materially false and/or misleading because they: (i) inflated the Company's GTV; (ii) inflated the Company's revenues; and (iii) inflated the number of stores and agents using the Company's platform. The case was purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of these alleged misstatements and omissions in our SEC filings and public disclosure documents, in violation of Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder and Section 11, Section 12(a)(2) and Section 15 of the U.S. Securities Act of 1933. We intend to vigorously defend ourselves against this and any related litigation. As confirmed by our legal counsel based on their review of the amended complaint filed by Lead Plaintiff on June 17, 2022, we believe the allegations in this action are without merit as the amended complaint's allegations are conclusory, and we intend to vigorously defend ourselves against this action and any related litigation, including by arguing that Plaintiffs have failed to state any claim as a matter of law. Motion-to-dismiss briefing was completed on December 7, 2022, and we now await a decision from the court. As the action remains in its preliminary stage, we cannot predict the timing, outcome or consequences of the class action.

Saved as disclosed in this annual report, the Company was not involved in any material litigation or arbitration during the twelve months ended December 31, 2022, and the Directors are also not aware of any material litigation or claims that are pending or threatened against the Company since the Listing Date and up to the Latest Practicable Date.

IMPORTANT EVENTS AFTER THE REPORTING PERIOD

No important events affecting the Group occurred since December 31, 2022 and up to the Latest Practicable Date.

DIVIDEND POLICY AND FINAL DIVIDEND

The Board has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our Shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by the Board. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our Company may only pay dividends out of profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board may deem relevant. During the Reporting Period, no dividends have been paid or declared by us.

The Board does not recommend any final dividend for the year ended December 31, 2022.

DISTRIBUTABLE RESERVE

As of December 31, 2022, the Company did not have any distributable reserves.

PROPERTY, PLANT AND EQUIPMENT

Details of movements in the property, plant and equipment of the Group during the year ended December 31, 2022 are set out in Note 8 to the Consolidated Financial Statements.

BORROWINGS

The Group had RMB619 million of bank borrowings and other borrowings as of December 31, 2022 (December 31, 2021: RMB260 million).

Details of bank borrowings and other borrowings of the Company and its subsidiaries as of December 31, 2022 are set out in Note 13 to the Consolidated Financial Statements.

DONATION

During the year ended December 31, 2022, the Group made charitable donations of approximately RMB20 million.

DEBENTURE ISSUED

The Group has not issued any debentures during the year ended December 31, 2022.

REPORT OF THE DIRECTORS

EQUITY-LINKED AGREEMENTS

On July 4, 2021, the Company, together with a wholly-owned Hong Kong subsidiary, entered into a definitive agreement with (i) Shengdu, (ii) the subsidiaries of Shengdu (together with Shengdu, the "**Shengdu Group**"), and (iii) all of the existing shareholders of Shengdu, which was amended and restated on April 11, 2022, pursuant to which the Company agreed to acquire 100% beneficial interests in Shengdu Group from all of the existing shareholders of Shengdu Group, for a total consideration of RMB3.92 billion in cash and 44,315,854 restricted Class A ordinary shares, subject to a staggered acquisition arrangement and customary closing conditions, including regulatory approvals. On April 20, 2022, the Shengdu Acquisition has been completed and the Company has acquired 100% beneficial interests in Shengdu Group. The cash consideration of RMB3.92 billion has been fully settled and the Company has also issued 44,315,854 Class A ordinary shares to settle the equity consideration. For further details, please refer to Note 23 to the Consolidated Financial Statements and the Listing Document.

Save as disclosed above and in the subsection headed "The Share Incentive Plans" in this annual report, no equity-linked agreements were entered into by the Company or subsisted during the year ended December 31, 2022.

CONNECTED TRANSACTIONS

We have entered into a number of continuing agreements and arrangements with our connected persons in our ordinary and usual course of business, which constitute continuing connected transactions under the Listing Rules. We set out below details of the continuing connected transactions for our Group, in compliance with the requirements of Chapter 14A of the Listing Rules.

1. Non-exempt Continuing Connected Transactions — Contractual Arrangements

    Please refer to the subsection headed "Contractual Arrangements" for details on the Contractual Arrangements of the Company for the Reporting Period.

2. Non-fully Exempt Continuing Connected Transactions

As disclosed in the Listing Document, the following transactions of the Group constituted non-fully exempt continuing connected transactions for the Company for the Reporting Period:

(1) *Provision of Online Marketing Services*

On April 28, 2022, the Company entered into the online marketing services framework agreement (the "**Online Marketing Services Framework Agreement**") with Ziroom Inc. ("**Ziroom**,"[1] together with its subsidiaries and consolidated affiliated entities, "**Ziroom Group**"), pursuant to which, the Group has agreed to provide online marketing services including but not limited to (i) analysis and matching services between properties and customers, (ii) property listing services and (iii) other technical services, to Ziroom Group, and charge relevant services fees. The initial term of the Online Marketing Services Framework Agreement commenced from the Listing Date and will expire on December 31, 2024.

The annual cap of the service fees contemplated under the Online Marketing Services Framework Agreement for the years ended December 31, 2022 is RMB158.0 million, and the actual transaction amount for the year ended December 31, 2022 was RMB90.3 million.

(2) *Procurement of Cloud Services and Technical Services*

On April 28, 2022, the Company entered into the cloud services and technical services framework agreement (the "**Cloud Services and Technical Services Framework Agreement**") with Shenzhen Tencent Computer Systems Company Limited (深圳市騰訊計算機系統有限公司) ("**Tencent Computer**"), pursuant to which, Tencent Computer (for itself and on behalf of the Represented Tencent Group[2]) has agreed to provide cloud services and other technical services, including but not limited to cloud servers, cloud object storage, classic load balancer, cloud database, live streaming, video on demand, cloud communications, cloud security, domain name resolution services and other products and services, to the Group. The initial term of the Cloud Services and Technical Services Framework Agreement commenced from the Listing Date and will expire on December 31, 2024.

The annual cap of the service fees contemplated under the Cloud Services and Technical Services Framework Agreement for the years ended December 31, 2022 is RMB230.0 million, and the actual transaction amount for the year ended December 31, 2022 was RMB159.3 million.

---

1 Mrs. Zuo, a Controlling Shareholder of the Company, held approximately 33.7% equity interests in Ziroom as of the Latest Practicable Date.
2 The "Represented Tencent Group" refers to group members of Tencent, excluding China Literature Limited, Tencent Music Entertainment Group and their respective subsidiaries. Tencent was one of our substantial shareholders as of the Latest Practicable Date.

REPORT OF THE DIRECTORS

(3) Confirmation from Independent Non-executive Directors

The independent non-executive Directors have reviewed the continuing connected transactions outlined above, and confirmed that such continuing connected transactions had been entered into: (i) in the ordinary and usual course of business of our Group; (ii) on normal commercial terms or better; and (iii) in accordance with the relevant agreements governing them on terms that were fair and reasonable and in the interests of our Company and our Shareholders as a whole.

(4) Confirmations from the Company's Independent Auditor

The auditor of the Company (the "**Auditor**") has performed the relevant procedures regarding the continuing connected transactions in accordance with Hong Kong Standard on Assurance Engagements 3000 (Revised) "Assurance Engagements Other Than Audits or Reviews of Historical Financial Information" and with reference to Practice Note 740 (Revised) "Auditor's Letter on Continuing Connected Transactions under the Hong Kong Listing Rules" issued by Hong Kong Institute of Certified Public Accountants. The Auditor has issued an unqualified letter containing its findings and conclusions in respect of the continuing connected transactions disclosed by the Group in the paragraphs above in accordance with Rule 14A.56 of the Listing Rules.

The Auditor has confirmed in our PN740 letter to the Board with a copy to the Stock Exchange that, with respect to the aforesaid continuing connected transactions entered into during the Reporting Period:

(i)   nothing has come to the Auditor's attention that causes the Auditor to believe that the disclosed continuing connected transactions have not been approved by the Board;

(ii)   for transactions involving the provision of goods or services by the Group, nothing has come to the Auditor's attention that causes the Auditor to believe that the transactions were not, in all material respects, in accordance with the pricing policies of the Group;

(iii)   nothing has come to the Auditor's attention that causes the Auditor to believe that the transactions were not entered into, in all material respects, in accordance with the relevant agreements governing such transactions;

(iv)   with respect to the aggregate amount of each of the continuing connected transactions (other than those transactions among WFOEs, VIEs and their subsidiaries, and their registered equity holders under the contractual arrangements), nothing has come to the Auditor's attention that causes the Auditor to believe that the disclosed continuing connected transactions have exceeded the annual cap as set by the Company; and

(v) with respect of the disclosed continuing connected transactions among WFOEs, VIEs and their subsidiaries, and their registered equity holders under the contractual arrangements, nothing has come to the Auditor's attention that causes the Auditor to believe that dividends or other distributions have been made by VIEs and their subsidiaries to the holders of the equity interests of VIEs which are not otherwise subsequently assigned or transferred to the Group.

Save as disclosed in this annual report, during the Reporting Period, the Company had no connected transactions or continuing connected transactions which are required to be disclosed under the Listing Rules. The Company has complied with the disclosure requirements under Chapter 14A of the Listing Rules with respect to the continuing connected transactions entered into by the Group during the Reporting Period.

CONTRACTUAL ARRANGEMENTS

(1) Contractual Arrangements in Place Adopted before the Listing on the Hong Kong Stock Exchange

The following simplified diagrams illustrate the flow of economic benefits from the Consolidated Affiliated Entities to the Group under the Contractual Arrangements:


The Company
100%
WFOEs(1)
registered shareholders(3)
comprehensive technical support and consulting services
service fees
VIEs(2) and their respective subsidiaries

Contractual Arrangements with Beijing Lianjia and its Shareholders


The Company
100%
Beike Tianjin
Other registered shareholders(4)
comprehensive technical support and consulting services
30%
service fees
70%
Beijing Lianjia

REPORT OF THE DIRECTORS

Notes:

(1)   The WFOEs (other than Beike Tianjin) refer to Jinbei Tianjin and Beike Jinke.

(2)   The VIEs (other than Beijing Lianjia, with whom the Contractual Arrangements and its shareholders have been disclosed in a separate diagram above) refer to Tianjin Xiaowu, Yiju Taihe, Beijing Beijia and Beijing Beihao. Each of Tianjin Wuke and Beike Zhaofang Web is a subsidiary of Tianjin Xiaowu. Each of Beijing Zhongrongxin, Beijing Ehomepay, Anli Insurance Brokerage and Beike Small Loan is a subsidiary of Yiju Taihe.

(3)   The registered shareholders of Tianjin Xiaowu are Mrs. Zuo and Mr. Yigang Shan, holding 94% and 6% equity interests, respectively.

The registered shareholders of Yiju Taihe are (i) Beijing Lianjia, holding 80% equity interests; (ii) Mrs. Zuo, Mr. Yigang Shan, Mr. Wangang Xu and entities controlled by Mrs. Zuo or Mr. Yigang Shan, holding 17% equity interests in aggregate and (iii) several other individuals and entities associated with us holding 3% equity interests in aggregate and those individuals and entities were existing shareholders of Yiju Taihe and had become shareholders of the Company upon the completion of the reorganization of Yiju Taihe.

The registered shareholders of Beijing Beijia are (i) Mr. Yongdong Peng (25%) and Mr. Tao Xu (25%), holding 50% equity interests in aggregate and (ii) Mr. Junquan Lin (25%) and Mr. Yongqun Wang (25%), holding 50% equity interests in aggregate and such individuals were shareholders of the Company and became registered shareholders of Beijing Beijia for the purpose of effecting reorganization in relation to the Company's listing on NYSE.

The registered shareholders of Beijing Beihao are (i) Mr. Wangang Xu, holding 4% equity interests; and (ii) several other individuals associated with us holding 96% equity interests in aggregate, each of whom is a minority shareholder of Beijing Beihao holding less than 5% equity interests, and such individuals were shareholders of the Company and became registered shareholders of Beijing Beihao for the purpose of effecting reorganization in relation to the Company's listing on NYSE.

(4)   The other registered shareholders of Beijing Lianjia are (i) Mrs. Zuo, Mr. Yigang Shan, Mr. Wangang Xu and entities controlled by Mr. Yongdong Peng or Mr. Yigang Shan, holding 57% equity interests in aggregate and (ii) several other individuals and entities associated with us holding 13% equity interests in aggregate and those individuals and entities were existing shareholders of Beijing Lianjia and, except for one entity which was established for holding equity interests on behalf of employees, the remaining entities and individuals had become shareholders of the Company upon the completion of the reorganization of Beijing Lianjia. Mrs. Zuo is one of the Controlling Shareholders of the Company and each of Mr. Yongdong Peng, Mr. Yigang Shan and Mr. Wangang Xu is our Director. Save for Beike Tianjin holding 30% equity interests, Mrs. Zuo, Mr. Yongdong Peng, Mr. Yigang Shan and Mr. Wangang Xu holding 57% equity interests and Shanghai Zhanben Investment Management Centre (Limited Partnership) (上海站本投資管理中心(有限合夥)) holding 8% equity interests in Beijing Lianjia, each of the other shareholders of Beijing Lianjia are minority shareholders holding less than 5% equity interests.

(5)   "→" denotes beneficial ownership in the equity interest.

(6)   "-→" denotes contractual relationship.

(7)   "↔" denotes the control by WFOEs over the relevant registered shareholders of the VIEs and the VIEs through (i) power of attorney to exercise the shareholders' rights in the VIEs, (ii) exclusive options to acquire all or part of the equity interests and assets of the VIEs and (iii) equity pledges over the equity interests held by the relevant registered shareholders in the VIEs.

(2) Summary of the Material Terms of the Contractual Arrangements

A description of each of the specific agreements that comprise the Contractual Arrangements entered into by WFOEs and each of the VIEs and/or their respective registered shareholders is set out below. Terms in each set of Contractual Arrangements among the WFOEs and the VIEs and/or their respective registered shareholders are substantially similar.

a) *Exclusive Business Cooperation Agreements*

Pursuant to the exclusive business cooperation agreements among the WFOEs and the VIEs, respectively, our WFOEs have the exclusive right to provide the VIEs with services related to, among other things, comprehensive technical support and consulting services. Without prior written consent of our WFOEs, the VIEs agree not to directly or indirectly accept the same or any similar services provided by any third party and shall not establish similar cooperation relationship with any third party regarding the matters ascribed by the exclusive business cooperation agreements.

The VIEs agree to pay our WFOEs services fees.

Under the exclusive business cooperation agreements entered into between the WFOEs and each of VIEs, the service fees shall consist of 100% of the total consolidated profit of the relevant VIEs during the financial years, after the deduction of, among other things, any accumulated deficit of the VIEs in respect of the relevant financial years, operating costs, expenses and taxes. Notwithstanding the foregoing, the WFOEs may adjust the amount of the services fees in accordance with PRC tax law principles and tax practices, and with reference to the working capital needs of the VIEs, and the VIEs will accept any such adjustment. Our WFOEs have the exclusive ownership of intellectual property rights created as a result of the performance of the exclusive business cooperation agreements. The exclusive business cooperation agreements will remain effective unless terminated in accordance with the provisions of the exclusive business cooperation agreements or terminated in writing by the WFOEs. Unless otherwise required by applicable PRC laws, the VIEs shall not have any right to terminate the exclusive business cooperation agreements unilaterally in any event.

REPORT OF THE DIRECTORS

b) *Exclusive Option Agreements*

Pursuant to the exclusive option agreements among our WFOEs, the VIEs and their respective shareholders, each of our WFOEs is irrevocably granted an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC laws, all or part of the relevant registered shareholders' equity interests in the relevant VIEs. The purchase price with respect to the equity interests in the VIEs shall be the amount of the registered shareholders' respective paid-in capital in relevant VIEs or the lowest price under applicable PRC laws. The registered shareholders of the VIEs have also undertaken that, subject to the relevant PRC laws, they will return to our WFOEs or their designated person any consideration they receive in the event that any of the WFOEs exercises the options under the exclusive option agreements to acquire the equity interests in the VIEs.

The shareholders of the VIEs further undertake to pay to our WFOEs any dividends and other distributions they receive in relation to the equity interests they held in the VIEs, to the extent permitted by PRC laws. The shareholders of the VIEs undertake that, without prior written consent of our WFOEs, they will not create any pledge or encumbrance on their equity interests in the VIEs, approve any transfer or disposal of their equity interests in any manner, or any disposition of any assets of the VIEs (other than limited exceptions). The shareholders of the VIEs agree, among other things, without prior written consent of our WFOEs, not to cause the relevant VIEs to merge with any other entities, increase or decrease its registered capital, declare or distribute dividends, amend its articles of association, enter into any material contract (other than those occurring in the ordinary course of business), be liquidated or dissolved unless mandated by PRC laws, incur any debts (except for payables incurred in the ordinary course of business other than through loans), or undertake any actions that may adversely affect the VIEs' operating status and asset value. The shareholders of the VIEs also agree to appoint the directors and senior management designated by our WFOEs.

These exclusive option agreements will remain effective till all of the equity interests of the relevant VIEs have been transferred to our WFOEs and/or their designated persons. Unless otherwise required by applicable PRC laws, the VIEs and their respective registered shareholders shall not have any right to terminate the exclusive option agreements unilaterally in any event.

c) *Equity Pledge Agreements*

Pursuant to the equity pledge agreements among our WFOEs, the VIEs and their respective shareholders, all of the respective equity interests of the VIEs other than those already held by the WFOEs are pledged to our WFOEs as security for performance of the obligations of the VIEs and their shareholders under the exclusive business cooperation agreements, the powers of attorney, the exclusive option agreements and the equity pledge agreements. After the completion of the equity pledge registrations, in the event of a breach by the VIEs or their shareholders of contractual obligations under these agreements, our WFOEs, as pledgee, will have the right to request for enforcement of the pledge and have the priority right to receive the proceeds from auction or sale of the pledged equity interests in the VIEs. The shareholders of the VIEs also undertake that, during the term of the equity pledge agreements, unless otherwise approved by our WFOEs in writing, they will not transfer the pledged equity interests or create or allow any new pledge or other encumbrance on the pledged equity interests.

The pledges of equity interests under the equity pledge agreements take effect upon the completion of registration with the local branch of the SAMR in accordance with PRC laws and shall remain valid until (i) after all the contractual obligations of the VIEs and their shareholders under the relevant Contractual Arrangements have been fully performed and all the outstanding debts of the VIEs and their shareholders under the relevant Contractual Arrangements have been fully paid or (ii) all the equity interests in the VIEs have been transferred to the WFOEs to the extent permitted by the PRC laws and regulations (where applicable). We have registered all the equity pledges in the VIEs with the local branch of the SAMR in accordance with PRC laws to perfect their respective equity pledges.

d) *Powers of attorney*

Pursuant to the power of attorney agreements entered among our WFOEs, the VIEs and the respective registered shareholders of the VIEs, each shareholder of the VIEs (other than the shareholder being WFOE itself) irrevocably undertakes to appoint the WFOEs, or their designated persons (including but not limited to directors of the WFOEs' holding companies and their successors and liquidators replacing such directors but excluding those non-independent or who may give rise to conflict of interests) as his/its attorney-in-fact to exercise all of his/its rights as a shareholder of the VIEs, including, but not limited to, the right to convene and attend shareholders' meeting of the VIEs, file documents with the competent authorities, vote on any resolution that requires a shareholder vote, sign minutes, approve amendments to the articles of association, nominate or appoint the legal representatives, directors, supervisors, general manager and other senior management of the VIEs and other voting rights pursuant to the articles of association (subject to the amendments) of the VIEs. Each power of attorney agreement is irrevocable and remains in effect as long as the shareholder continues to be a shareholder of the VIEs.

REPORT OF THE DIRECTORS

(3) **Progress of the Contractual Arrangements Since the Listing Date and up to the End of the Reporting Period**

On September 30, 2022, a series of Contractual Arrangements among Beike Tianjin, Beijing Lianjia and its registered shareholders were updated to reflect the changes in the registered shareholders of Beijing Lianjia. On March 6, 2023, Beijing Lianjia, one of the VIEs, obtained the updated ICP License granted by the Ministry of Industry and Information Technology of the PRC (中華人民共和國工業和信息化部). As of the Latest Practicable Date, the Company, through its wholly-owned subsidiary, Beike Tianjin, holds 30% equity interests in Beijing Lianjia. The Company will continue to consolidate the financial results of Beijing Lianjia into the consolidated financial statements of the Group.

Save as disclosed above and in the subsection headed "Other Immaterial Contractual Arrangements Subsisting After the Listing and During the Reporting Period" below and in the Listing Document, there were no other new contractual arrangements entered into, renewed and/or reproduced between our Group and our onshore holding companies and/or Consolidated Affiliated Entities during the Reporting Period, and there was no material change in the Contractual Arrangements and/or the circumstances under which they were adopted during the Reporting Period. After the Listing and during the Reporting Period, none of the Contractual Arrangements had been unwound on the basis that none of the restrictions that led to the adoption of the Contractual Arrangements had been removed. As of December 31, 2022, we had not encountered interference or encumbrance from any PRC governing bodies in operating our businesses through our Consolidated Affiliated Entities under the Contractual Arrangements.

We have consolidated the financial results of the Consolidated Affiliated Entities into our consolidated financial statements. During the year ended December 31, 2022, taking into account all of their respective businesses with or without foreign investment restrictions under PRC laws, we derived 0.8% of our revenues from the Consolidated Affiliated Entities. During the year ended December 31, 2022, taking into account their respective businesses with foreign investment restrictions under PRC laws only, we derived 0.7% of our revenues from the Consolidated Affiliated Entities.

During the Reporting Period, the revenue generated from all entities within the Company's Contractual Arrangements as disclosed above and in the Listing Document (including Beike Small Loan) remained immaterial after the Listing and their annual revenue contribution to the Group did not exceed 2% of the Group; and the revenue contribution of the unrestricted business (certain business operated through the Contractual Arrangements which are not subject to foreign investment restriction under the applicable PRC laws and regulations as set out in the Listing Document) did not exceed 0.1% of the Group. The Company's Audit Committee has reviewed such revenue contributions.

(4)   Reasons for Adopting the Contractual Arrangements

Foreign investment activities in the PRC are mainly governed by the Special Administrative Measures (Negative List) for the Access of Foreign Investment (the "**Negative List**") and the Catalog of Industries for Encouraging Foreign Investment (the "**Encouraging Catalog**"), which were promulgated and are amended from time to time jointly by the Ministry of Commerce of the PRC (中華人民共和國商務部) and the National Development and Reform Commission of the PRC (中華人民共和國國家發展和改革委員會). The Negative List and the Encouraging Catalog divide industries into three categories in terms of foreign investment, namely, "encouraged," "restricted" and "prohibited." Industries not listed under the Negative List and the Encouraging Catalog are generally deemed as falling into a fourth category "permitted." The currently effective Negative List is the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2021 Version) (the "**2021 Negative List**"), which became effective on January 1, 2022.

According to the 2021 Negative List and other applicable PRC laws, our value-added telecommunication services and certain financial services in the PRC conducted by our applicable Consolidated Affiliated Entities are subject to foreign ownership restriction or certain qualification requirements for foreign investors. Taking into account the restrictions of foreign investment under the PRC laws and regulations, we have entered into a series of Contractual Arrangements with each of the VIEs and their respective shareholders, which collectively enable us to (i) direct activities of the VIEs that most significantly affect the economic performance of the VIEs; (ii) receive economic benefits from the VIEs that could be significant to the VIEs; (iii) have the pledge right over the equity interests held by such shareholders in the VIEs as the pledgee; and (iv) have an exclusive option to purchase all or part of the equity interests in and assets of the VIEs when and to the extent permitted by PRC laws and regulations. As a result of these Contractual Arrangements, we are the primary beneficiary of the Consolidated Affiliated Entities.

For details of the reasons for adopting the Contractual Arrangements, please refer to the sections headed "Contractual Arrangements – PRC Laws and Regulations Relating to Foreign Ownership Restrictions," "Contractual Arrangements – Qualification Requirements" and "Contractual Arrangements – Development in PRC Legislation on Foreign Investment" of the Listing document.

Certain of the Consolidated Affiliated Entities, namely, Beitatong Technology (Beijing) Co., Ltd. (貝塔通科技(北京)有限公司), Beijing Beijia, Beijing Beihao, Hebei Fangjianghu Real Estate Brokerage Co., Ltd. (河北房江湖房地產經紀有限公司), Beijing Zhongsheng Yatou Investment and Fund Management Co., Ltd. (北京中晟亞投投資基金管理有限公司) and Beijing Lianlian Wealth Technology Co., Ltd. (北京鏈鏈財富科技有限公司), have not yet commenced substantive business operations after the Listing. The Company has undertaken to the Stock Exchange that such entities will not conduct any businesses that are not subject to foreign investment restrictions or prohibitions and if such entities are engaged in any unrestricted business, the Company will take appropriate measures to exclude such entities from the Contractual Arrangements prior to engaging in any unrestricted businesses.

REPORT OF THE DIRECTORS

(5)   Risks Relating to the Contractual Arrangements

These are the certain risks that are associated with the Contractual Arrangements, including:

- If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. If the PRC government determines that the Contractual Arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, our Class A ordinary shares and ADSs may decline in value or become worthless if we are unable to direct activities of or receive economic benefits from the VIEs, which, together with the Realsee VIEs (as defined below), collectively held 22.2% of our cash, cash equivalents and restricted cash and 9.9% of our total assets as of December 31, 2022 and contribute to 0.8% of our net revenues in 2022, excluding inter-group transactions. Our holding company in the Cayman Islands, the VIEs and investors of our Company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the Contractual Arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our Company as a group.

- We rely on Contractual Arrangements with the VIEs and their shareholders to direct activities of the VIEs that most significantly affect the economic performance of the VIEs and receive economic benefits from the VIEs that could be significant to the VIEs, which may not be as effective as direct ownership in providing operational control.

- Any failure by the VIEs or their shareholders to perform their obligations under our Contractual Arrangements with them would have a material and adverse effect on part of our business.

- Our exercise of the option to acquire equity ownership of the Consolidated Affiliated Entities may subject us to certain limitations and substantial costs.

- Certain shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect part of our business.

- Contractual Arrangements we have entered into with the VIEs may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could negatively affect our financial condition and the value of your investment.

- We may lose the ability to use and benefit from assets held by the VIEs that are material or supplementary to the operation of our business if either of the VIEs goes bankrupt or becomes subject to dissolution or liquidation proceeding.

- Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law (《中華人民共和國外商投資法》) and how it may impact the viability of our current corporate structure, corporate governance and operations.

For details of the risks associated with the Contractual Arrangements, please refer to the section headed "Risk Factors – Risks Related to Our Corporate Structure" in the Listing Document and the annual report on Form 20-F for the year ended December 31, 2022 filed with the SEC on April 27, 2023.

(6) Measures Relating to the Contractual Arrangements

The Group has adopted the following measures to ensure the effective operation of the Group with the implementation of the Contractual Arrangements and our compliance with the Contractual Arrangements:

(i) major issues arising from the implementation and compliance with the Contractual Arrangements or any regulatory enquiries from government authorities will be submitted to the Board, if necessary, for review and discussion on an occurrence basis;

(ii) the Board will review the overall performance of and compliance with the Contractual Arrangements at least once a year;

(iii) the Company will disclose the overall performance of and compliance with the Contractual Arrangements in our annual reports after the Listing, and please see below "Confirmations from Independent Non-executive Directors" in this annual report for details; and

(iv) the Company will engage external legal advisers or other professional advisers, if necessary, to assist the Board to review the implementation of the Contractual Arrangements, and review the legal compliance of the WFOEs and the Consolidated Affiliated Entities to deal with specific issues or matters arising from the Contractual Arrangements.

(7) Relevant Requirements Related to Contractual Arrangements

For the details of relevant requirements, please refer to "- Reasons for Adopting the Contractual Arrangements" in this section.

In the opinion of our PRC Legal Adviser, Han Kun Law Offices, (i) the ownership structures of our WFOEs and the VIEs in China are not in violation of provisions of applicable PRC laws and regulations currently in effect; and (ii) each of the agreements under the Contractual Arrangements among our WFOEs, the VIEs and their shareholders governed by PRC law is not in violation of provisions of applicable PRC laws or regulations currently in effect, and valid and binding upon each party to such agreements and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect.

REPORT OF THE DIRECTORS

(8) Listing Rules Implications and Waivers from the Stock Exchange

The transactions contemplated under the Contractual Arrangements constitute continuing connected transactions of the Company which are subject to the announcement, reporting and annual review requirements under Chapter 14A of the Listing Rules upon the Listing, as certain parties to the Contractual Arrangements are connected persons of the Group.

Accordingly, we have applied to the Stock Exchange for, and the Stock Exchange has granted, a waiver from strict compliance with (i) the announcement, circular and independent Shareholders' approval requirements under Chapter 14A of the Listing Rules in respect of the transactions contemplated under the Contractual Arrangements pursuant to Rule 14A.105 of the Listing Rules; (ii) the requirement of setting an annual cap for the transactions under the Contractual Arrangements under Rule 14A.53 of the Listing Rules; and (iii) the requirement of limiting the term of the Contractual Arrangements to three years or less under Rule 14A.52 of the Listing Rules, for so long as our Class A ordinary shares are listed on the Stock Exchange subject however to the following conditions:

(a) *No Change Without Independent Non-executive Directors' Approval*

Save as disclosed below, no change to the Contractual Arrangements (including with respect to any fees payable to relevant members of the Group thereunder) will be made without the approval of our independent non-executive Directors.

(b) *No Change Without Independent Shareholders' Approval*

Save as disclosed below, no change to the agreements governing the Contractual Arrangements will be made without the approval of our independent Shareholders. Once independent Shareholders' approval of any change has been obtained, no further announcement or approval of the independent Shareholders, except for those disclosed above, will be required under Chapter 14A of the Listing Rules unless and until further changes are proposed. The periodic reporting requirement regarding the Contractual Arrangements in the annual reports of the Company will however continue to be applicable.

(c) *Economic Benefits and Flexibility*

The Contractual Arrangements shall continue to enable the Group to receive the economic benefits derived by the Consolidated Affiliated Entities through (i) the Group's options (if and when so allowed under the applicable PRC laws) to acquire, all or part of the equity interests in the Consolidated Affiliated Entities for consideration stated in the exclusive option agreements; (ii) the business structure under which the profit generated by the Consolidated Affiliated Entities is substantially retained by the Group, such that no annual cap shall be set out for the amount of service fees payable to the relevant member of the Group by the Consolidated Affiliated Entities under the Contractual Arrangements; and (iii) the Group's right to control the management and operation of, as well as, in substance, all of the voting rights of the Consolidated Affiliated Entities.

(d) Renewal and Reproduction

On the basis that the Contractual Arrangements provide an acceptable framework for the relationship between the Company and its subsidiaries in which the Company has shareholding, on the one hand, and the Consolidated Affiliated Entities, on the other hand, such framework may be renewed and/or reproduced without obtaining the approval of our Shareholders: (i) upon the expiry of the existing arrangements, (ii) in connection with any changes to the registered shareholders or directors of the Consolidated Affiliated Entities, or (iii) in relation to any existing, newly established or acquired wholly foreign-owned enterprise or operating company (including branch company), engaging in a business similar or relating to those of the Group. Any renewed or reproduced framework will be on substantially the same terms and conditions as the existing Contractual Arrangements.

(e) The Group will disclose details relating to the Contractual Arrangements on an on-going basis.

(9) Confirmation from Independent Non-executive Directors

The Company's independent non-executive Directors have reviewed the Contractual Arrangements and confirmed that:

(i) the transactions carried out during the Reporting Period have been entered into in accordance with the provisions of the Contractual Arrangements;

(ii) no dividends or other distributions have been made by the Consolidated Affiliated Entities to the registered holders of their equity interests which are not otherwise subsequently assigned or transferred to the Group during the Reporting Period; and

(iii) any new contracts entered into, renewed or reproduced between the Group and the Consolidated Affiliated Entities during the Reporting Period are fair and reasonable, and in the interests of the Company and the Shareholders as a whole.

(10) Confirmations from the Company's Independent Auditor

The Auditor has carried out review procedures in accordance with Hong Kong Standard on Assurance Engagements 3000 (Revised) "Assurance Engagements Other Than Audits or Review of Historical Financial Information" and with reference to Practice Note 740 (Revised) "Auditor's Letter on Continuing Connected Transactions under the Hong Kong Listing Rules" issued by the Hong Kong Institute of Certified Public Accountants on the transactions carried out pursuant to the Contractual Arrangements. The Auditor has confirmed in a letter to the Board with a copy to the Stock Exchange confirming that the transactions carried out pursuant to the Contractual Arrangements during the year ended December 31, 2022 had received the approval of the Board, had entered into in accordance with the relevant provisions of the Contractual Arrangements and that no dividends or other distributions had been made by the Company's Consolidated Affiliated Entities to the holders of its equity interests which were not otherwise subsequently assigned or transferred to the Group.

REPORT OF THE DIRECTORS

(11) Other Immaterial Contractual Arrangements Subsisting After the Listing and During the Reporting Period

On May 12, 2022, one of our subsidiaries, entered into a series of contractual arrangements with Runizhishi (Beijing) Technology Co., Ltd. (如你之視(北京)科技有限公司) and Runikeshi (Beijing) Technology Co., Ltd. (如你可視(北京)科技有限公司) (collectively, "**Realsee VIEs**"), respectively, the terms and structures of which are substantially the same as those Contractual Arrangements entered into before the Listing as described in the subsection headed "Summary of the material terms of the Contractual Arrangements" above. The operations of Realsee VIEs in aggregate were immaterial to the Group and did not generate any revenue during the Reporting Period. Such contractual arrangements with Realsee VIEs are subject to similar risks as set out in the subsection headed "Risks Relating to the Contractual Arrangements" above. With regard to any transactions contemplated under the contractual arrangement of Realsee VIEs, the Company will comply with the requirements of the Listing Rules where applicable.

RELATED PARTY TRANSACTIONS

Details of the related party transactions of the Group for the year ended December 31, 2022 are set out in Note 25 to the Consolidated Financial Statements contained herein.

Except as disclosed herein, none of the related party transactions constitutes a connected transaction or continuing connected transaction subject to independent shareholders' approval, annual review and all disclosure requirements in Chapter 14A of the Listing Rules.

BOARD OF DIRECTORS AND SENIOR MANAGEMENT

Since the Listing Date and up to the Latest Practicable Date, the Board comprises eight Directors, including four executive Directors, one non-executive Director and three independent non-executive Directors. Since the Listing Date and up to the Latest Practicable Date, there are four members of senior management of the Company.

Biographical details of the Directors and senior management of the Group are set out in the section headed "Directors and Senior Management" in this annual report.

CONFIRMATION OF INDEPENDENCE OF INDEPENDENT NON-EXECUTIVE DIRECTORS

For the year ended December 31, 2022, the Company has received from each of the independent non-executive Directors an annual confirmation of independence pursuant to Rule 3.13 of the Listing Rules and considers each of the independent non-executive Directors is independent.

EMOLUMENT POLICY AND DIRECTORS' REMUNERATION

The remuneration of the Directors and senior management is paid in the form of fees, basic salaries, housing fund, allowances and benefits in kind, employer's contributions to a retirement benefit scheme and discretionary bonuses.

The remuneration is determined and recommended based on each Director's and senior management personnel's qualification, position and seniority, having regard to the Group's operating results, individual performance of the Directors and senior management and comparable market practices. As for the independent non-executive Directors, their remuneration is determined by the Board upon recommendation from the Compensation Committee to ensure that they are adequately compensated for their efforts and time dedicated to the Company's affairs.

The Company currently has three share incentive plans, which are the 2018 Share Option Plan, 2020 Share Incentive Plan and the 2022 Share Incentive Plan. For details of such share incentive plans and the outstanding options and RSUs granted to our Directors, see the subsection headed "The Share Incentive Plans" in this annual report.

During the Reporting Period, no remuneration was paid to the Directors and the five highest paid individuals of the Group as an inducement to join or upon joining the Group. No compensation was paid to or receivable by any Director or any of the five highest paid individuals during the Reporting Period for the loss of any office in connection with the management of the affairs of any member of the Group. None of the Directors waived any emoluments during the Reporting Period.

Details of the emoluments of the Directors and five highest paid individuals of the Group during the Reporting Period are set out in Notes 29 and 30 to the Consolidated Financial Statements.

DIRECTORS' SERVICE CONTRACTS

Each of our Directors has entered into a director service agreement with the Company for a term of one year.

Save as disclosed above, none of the Directors proposed for re-election at the forthcoming annual general meeting of Shareholders has or is proposed to enter into any service contracts with any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation)).

DIRECTORS' INTERESTS IN TRANSACTIONS, ARRANGEMENTS OR CONTRACTS OF SIGNIFICANCE

Save as disclosed in this annual report, there were no other transactions, arrangements or contracts of significance in relation to the Group's business, to which the Company or any of its subsidiaries was a party and in which any of the Directors or its connected entities had, directly or indirectly, a material interest at any time during the Reporting Period or at the end of the year ended December 31, 2022.

REPORT OF THE DIRECTORS

PERMITTED INDEMNITY

Pursuant to the Articles of Association and subject to the applicable laws and regulations, every Director shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Director, other than by reason of such Director's own dishonesty, wilful default or fraud, in or about the conduct of the Company's business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Director in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.

Such permitted indemnity provision has been in force for the Reporting Period. We have maintained appropriate liability insurance for our Directors during the Reporting Period.

MANAGEMENT CONTRACTS

No contract concerning the management and administration of the whole or any substantial part of the business of the Company was entered into or existed during the Reporting Period.

CONTRACTS WITH CONTROLLING SHAREHOLDERS

Save as disclosed in the subsections headed "Connected Transactions", "Contractual Arrangements" and "The Share Incentive Plans – 2022 Share Incentive Plan" in this annual report, no contract of significance or contract of significance for the provision of services has been entered into among the Company or any of its subsidiaries and the Controlling Shareholders or any of their subsidiaries during the year ended December 31, 2022.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

Save as otherwise disclosed in this annual report, no rights to acquire benefits by means of the acquisition of shares in or debentures of the Company or any of its associated corporations were granted to any Directors or their respective spouse or children under 18 years of age and no such rights have been exercised by them during the Reporting Period. Neither the Company nor any of its subsidiaries were a party to any arrangements to enable any Directors or their respective spouses or children under the age of 18 years to acquire such rights from any other body corporates.

DIRECTORS' INTERESTS IN COMPETING BUSINESS

Mr. Yigang Shan, an executive Director, has disclosed to the Company that he is currently also a director of Ziroom Inc. The businesses of Ziroom Group involve, among other things, the leasing solutions and property-related services offered to property owners with respect to dispersed and centralized assets. Those businesses of Ziroom Group may potentially compete with the Group's rental property management services, including *Carefree Rent*, which were developed at scale by the Group in the second half of 2022. However, in view of a number of factors, including, among other things, the differences in target customer clusters, rental products and principal business focuses between the businesses operated by Ziroom Group and the Group, as well as the corporate governance measures put in place by us, including the fiduciary duties of a director, the separate and independent management teams over the relevant businesses and measures adopted to resolve situations where a Director may have a conflict of interest, we are of the view that there is no material competition between the businesses operated by the Group and Ziroom Group.

Save as disclosed in this annual report, to the Company's best knowledge, as of December 31, 2022, none of our Directors had any interest in a business which competes or is likely to compete, directly or indirectly, with our business, which would require disclosure under Rule 8.10(2) of the Listing Rules.

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ITS ASSOCIATED CORPORATIONS

As of December 31, 2022, the interests and/or short positions of the Directors and the chief executive of the Company (other than Mr. Yongdong Peng and Mr. Yigang Shan, whose interests in the Shares and underlying Shares of the Company have been disclosed in the subsection headed "Interests and Short Positions of Substantial Shareholders in Shares and Underlying Shares of the Company" below) in the Shares and underlying Shares of the Company and any of its associated corporations and their interests in the debentures of the Company and any of its associated corporations as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code were as follows:

REPORT OF THE DIRECTORS

(a) Interest in the Shares and Underlying Shares of the Company

Name of Director	Nature of Interest	Class of Shares	Number of Shares Held or Interested	Approximate Percentage of Shareholding in the Relevant Class of Shares Outstanding[4] (%)	Approximate Percentage of Shareholding in the Total Issued and Outstanding Share Capital[5] (%)
Tao Xu[1]	Beneficial owner	Class A ordinary share	4,433,479	0.12%	0.12%
	Interest held by controlled corporations		1,650,000	0.05%	0.04%
	Founder of a discretionary Trust		3,016,521	0.08%	0.08%
Wangang Xu[2]	Beneficial owner	Class A ordinary share	19,269,148	0.54%	0.51%
	Founder of a discretionary Trust		20,454,655	0.57%	0.54%
	Interest held by controlled corporations		7,075,188	0.20%	0.19%
Xiaohong Chen[3]	Interest held by controlled corporations	Class A ordinary share	22,157,895	0.62%	0.59%
	Beneficial owner		47,829	0.00%	0.00%
Hansong Zhu	Beneficial owner	Class A ordinary share	11,913	0.00%	0.00%

Notes:

(1)   4,433,479 Class A ordinary shares were beneficially owned by Mr. Tao Xu. 1,650,000 Class A ordinary shares were held by Great Polaris Holdings Limited, which is wholly owned by Mr. Tao Xu. 3,016,521 Class A ordinary shares were held by Ideal Elect Limited, of which the entire issued share capital is held by a discretionary trust established by Mr. Tao Xu. Accordingly, Mr. Tao Xu is deemed to be interested in 3,016,521 Class A ordinary shares directly held by Ideal Elect Limited by virtue of the SFO.

(2)   19,269,148 Class A ordinary shares were beneficially owned by Mr. Wangang Xu. 20,454,655 Class A ordinary shares were held by Blossom South Limited. Blossom South Limited is wholly owned by Clear River Limited. 100% equity interest of Clear River Limited is held by Maples Trustee Services (Cayman) Limited as the trustee of G&J Trust, a discretionary trust established by Mr. Wangang Xu (as the settlor). Accordingly, Mr. Wangang Xu is deemed to be interested in 20,454,655 Class A ordinary shares directly held by Blossom South Limited by virtue of the SFO. 7,075,188 Class A ordinary shares were held by Myriad Talent Investment Limited, which is wholly owned by Mr. Wangang Xu.

(3)   5,844,735 Class A ordinary shares and 3,000,000 ADSs (representing 9,000,000 Class A ordinary shares) were held by H Capital through H Capital V, L.P., and 7,313,160 Class A ordinary shares were held by H Capital through H Capital XM, L.P. Ms. Xiaohong Chen is the founding and managing partner of H Capital. 47,829 Class A ordinary shares beneficially owned by Ms. Xiaohong Chen include the share options of 3,655 ADSs (representing 10,965 Class A ordinary shares) granted to her and 12,288 ADSs (representing 36,864 Class A ordinary shares) directly held by her.

(4)   The calculation is based on the total number of 3,601,547,279 Class A ordinary shares issued and outstanding as of December 31, 2022 (including 32,594,988 Class A ordinary shares which are registered in the name of our depositary bank for future issuance of ADSs upon the exercise or vesting of awards granted under the Share Incentive Plans).

(5)   The calculation is based on the total number of 3,601,547,279 Class A ordinary shares and 156,426,896 Class B ordinary shares issued and outstanding as of December 31, 2022.

(b) Interests in the Shares of Associated Corporations

Associated Corporation	Name of Director	Nature of Interest	Approximate Percentage of Shareholding
Beijing Lianjia	Yongdong Peng	Interest held by controlled corporations	3.35%
	Yigang Shan	Beneficial owner	2.45%
		Interest held by controlled corporations	8.82%
	Wangang Xu	Beneficial owner	1.14%
Tianjin Xiaowu	Yigang Shan	Beneficial owner	5.62%
Yiju Taihe	Yigang Shan	Beneficial owner	0.70%
		Interest held by controlled corporations	1.26%
	Wangang Xu	Beneficial owner	0.34%
Beijing Beijia	Yongdong Peng	Beneficial owner	25.00%
	Tao Xu	Beneficial owner	25.00%
Beijing Beihao	Wangang Xu	Beneficial owner	4.17%

Save as disclosed above and in the subsection headed "Interests and Short Positions of Substantial Shareholders in Shares and Underlying Shares of the Company" below, as of December 31, 2022, none of the Directors or the chief executive of the Company had any interest and/or short position (as applicable) in the Shares or underlying Shares of the Company or any of its associated corporations or any interests in the debentures of the Company or any of its associated corporations as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

REPORT OF THE DIRECTORS

INTERESTS AND SHORT POSITIONS OF SUBSTANTIAL SHAREHOLDERS IN SHARES AND UNDERLYING SHARES OF THE COMPANY

As of December 31, 2022, the following persons (other than the Directors and chief executives whose interests have been disclosed above), had the following interests and/or short positions (as applicable) in the Shares and underlying Shares of the Company which would fall to be disclosed under the provisions of Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

Name of Shareholder	Number of Shares Held or Interested	Nature of Interest	Long Position/ Short Position	Approximate Percentage of Shareholding in the Relevant Class of Shares Outstanding[7] (%)
Class A ordinary shares				
Cantrust[1]	885,301,280	Interest in controlled corporations	Long position	24.58%
Grain Bud[1]	885,301,280	Interest in controlled corporation	Long position	24.58%
Propitious Global[1]	885,301,280	Beneficial owner	Long position	24.58%
Mrs. Zuo[1]	885,301,280	Others	Long position	24.58%
Baihui Partnership[1]	885,301,280	Interest in controlled corporation	Long position	24.58%
Ample Platinum Holdings Limited[1]	885,301,280	Interest in controlled corporations	Long position	24.58%
Yongdong Peng[2]	958,148,732	Interest in controlled corporations	Long position	26.60%
Yigang Shan[3]	54,312,141	Founder of a discretionary trust	Long position	26.09%
	885,301,280	Interest in controlled corporations	Long position	
Tencent Holdings Limited[4]	410,842,111	Interest in controlled corporations	Long position	11.41%
Tencent Mobility Limited[4]	245,499,801	Beneficial owner	Long position	6.82%
Class B ordinary shares				
Yongdong Peng[5]	109,093,073	Interest in controlled corporation	Long position	69.74%
Ever Orient International Limited[5]	109,093,073	Beneficial owner	Long position	69.74%
Yigang Shan[6]	47,333,823	Founder of a discretionary trust	Long position	30.26%
Trident Trust Company (HK) Limited[6]	47,333,823	Interest in controlled corporations	Long position	30.26%
Sapient Rich Holdings Limited[6]	47,333,823	Interest in controlled corporation	Long position	30.26%
Clover Rich Limited[6]	47,333,823	Beneficial owner	Long position	30.26%

Notes:

(1)   Cantrust, the trustee of Z&Z Trust, in its capacity as trustee held the entire issued share capital of Grain Bud, which in turn owned the entire issued share capital of Propitious Global, which directly held 885,301,280 Class A ordinary shares. Z&Z Trust is a discretionary trust, the beneficiaries of which are immediate family members of Mr. Zuo. Mrs. Zuo controls the disposition right over the Class A ordinary shares beneficially held by the Z&Z Trust. Pursuant to the POA Arrangement, Baihui Partnership was entrusted to exercise the voting powers over the Shares held by Propitious Global. The general partner of Baihui Partnership is Ample Platinum Holdings Limited.

(2)   958,148,732 Class A ordinary shares includes (i) 72,847,452 Class A ordinary shares directly held by Ever Orient International Limited, a corporation wholly-controlled by Mr. Yongdong Peng, and (ii) 885,301,280 Class A ordinary shares held by Propitious Global. Pursuant to the POA Arrangement, Baihui Partnership, the general partner of which is Ample Platinum Holdings Limited, was entrusted to exercise the voting powers over the Shares held by Propitious Global. Mr. Yongdong Peng holds 50% equity interests in Ample Platinum Holdings Limited, the general partner of Baihui Partnership, and therefore is deemed to be interested in the 885,301,280 Class A ordinary shares interested in by Baihui Partnership under the SFO.

(3)   54,312,141 Class A ordinary shares are directly held by Clover Rich Limited, which is wholly-owned by Sapient Rich Holdings Limited. Sapient Rich Holdings Limited is wholly-owned by Trident Trust Company (HK) Limited as the trustee of De Chang Trust, a discretionary trust established by Mr. Yigang Shan (as the settlor). The beneficiaries of De Chang Trust are Mr. Yigang Shan and his family members. Mr. Yigang Shan holds 50% equity interests in Ample Platinum Holdings Limited, the general partner of Baihui Partnership, and therefore is deemed to be interested in the 885,301,280 Class A ordinary shares interested in by Baihui Partnership under the SFO.

(4)   Tencent Holdings Limited was interested in 410,842,111 Class A ordinary shares through its various subsidiaries or entities controlled by it, including 245,499,801 Class A ordinary shares directly held by Tencent Mobility Limited.

(5)   109,093,073 Class B ordinary shares are directly held by Ever Orient International Limited, a corporation wholly-controlled by Mr. Yongdong Peng.

(6)   47,333,823 Class B ordinary shares are directly held by Clover Rich Limited, which is wholly-owned by Sapient Rich Holdings Limited. Sapient Rich Holdings Limited is wholly-owned by Trident Trust Company (HK) Limited as the trustee of De Chang Trust, a discretionary trust established by Mr. Yigang Shan (as the settlor). The beneficiaries of De Chang Trust are Mr. Yigang Shan and his family members.

(7)   The calculation is based on the total number of 3,601,547,279 Class A ordinary shares and 156,426,896 Class B ordinary shares issued and outstanding as of December 31, 2022.

As of December 31, 2022, The Bank of New York Mellon Corporation had long position of 1,997,104,617 Class A ordinary shares represented by ADSs, short position of 1,994,944,614 Class A ordinary shares represented by ADSs, and lending pool of 354,702 Class A ordinary shares represented by ADSs as depositary bank of the Company. Save as disclosed above, as of December 31, 2022, no other person had any interest or short position in the Shares or underlying Shares of the Company as recorded in the register required to be kept by the Company under Section 336 of the SFO.

REPORT OF THE DIRECTORS

THE SHARE INCENTIVE PLANS

2018 Share Option Plan

Purposes

The purpose of 2018 Share Option Plan is to provide the participants under 2018 Share Option Plan with the opportunity to acquire proprietary interests in the Company and to encourage the participants to work towards enhancing the value of the Company and its Shares for the benefit of the Company and its Shareholders as a whole.

Participants

The participants under 2018 Share Option Plan may include employees, directors and consultants of any member of the Group who the Board considers, in its sole discretion, have contributed or will contribute to the Group.

Maximum Number of Shares Available under the 2018 Share Option Plan

The overall limit on the number of Class A ordinary shares which may be issued upon exercise of options granted and yet to be exercised under the 2018 Share Option Plan and any other share option schemes of the Company at any time must not exceed 350,225,435 (the "**Scheme Limit**"), representing approximately 9.34% of the total issued and outstanding Shares of the Company as of the Latest Practicable Date. No options may be granted under any schemes of the Company (or its subsidiaries) if this will result in the Scheme Limit being exceeded. No further option under the 2018 Share Option Plan has been or will be granted after the Listing Date.

Maximum Entitlement of Each Participant

There is no maximum entitlement of each participant.

Exercise Period

Subject to the terms of the 2018 Share Option Plan, an option may be exercised in whole or in part in accordance with the terms and conditions upon which such option is granted.

Vesting Period

In general, the administrator of the 2018 Share Option Plan determines the vesting schedule, which is specified in the relevant award agreement.

Exercise Price

The exercise price in relation to each option shall be such price as may be determined by the Board provided that it shall not be below the nominal or par value of a Share.

Remaining Life

Unless terminated earlier, the 2018 Share Option Plan has a term of ten years commencing on August 20, 2018.

Details of the Options Granted under the 2018 Share Option Plan

As of December 31, 2022, the aggregate number of Class A ordinary shares subject to the outstanding options granted and yet to be exercised under the 2018 Share Option Plan amounted to 45,559,839, representing approximately 1.21% of the total issued and outstanding Shares of the Company as of December 31, 2022.

The table set out below shows the details of the outstanding options granted to the Director, employees and other grantees under the 2018 Share Option Plan.

Grantees	Number of Underlying Class A ordinary shares as of January 1, 2022	Number of options granted during the Reporting Period	Number of options exercised during the Reporting Period	Number of options lapsed during the Reporting Period	Number of options cancelled during the Reporting Period	Number of Underlying Class A ordinary shares as of December 31, 2022	Exercise price per Class A ordinary shares
Director							
Xiaohong Chen	10,965[1]	–	–	–	–	10,965[1]	US$0.00002
Employees and other grantees[6]	70,122,450[2]	4,073,400[3]	16,368,969[4]	6	12,278,001	45,548,874[5]	US$0.00002
Total	70,133,415	4,073,400	16,368,969	6	12,278,001	45,559,839	US$0.00002

Notes:

(1)   The grant date was July 23, 2021. Such options have vested upon grant.

(2)   The grant dates were from July 6, 2018 to December 27, 2021. The vesting periods were from one to ten years.

(3)   The grant dates were from January 27, 2022 to April 2, 2022. The vesting periods were from three months to five years. The closing prices of the ADSs immediately before the dates of grants were from US$13.11 to US$19.14.

(4)   The weighted average closing price of the ADSs immediately before the dates of exercises were US$14.49.

(5)   The grant dates were from July 6, 2018 to April 2, 2022. The vesting periods were from three months to ten years.

(6)   Other grantees were former employees.

(7)   The exercise period of the options granted shall commence from the date on which the relevant options become vested and ended on the expiry date, subject to the terms of the 2018 Share Option Plan and the award agreement signed by the grantees.

(8)   There was no performance target attached to the options granted during the Reporting Period.

As at the beginning of the Reporting Period, 2,641,749 options (representing equal number of underlying Class A ordinary shares) may be further granted under the 2018 Share Option Plan. As at the end of the Reporting Period, no options may be further granted under the 2018 Share Option Plan.

REPORT OF THE DIRECTORS

2020 Share Incentive Plan

Purposes

The purpose of the 2020 Share Incentive Plan is to promote the success and enhance our value, by linking the personal interests of our Directors, employees, and consultants to those of Shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to Shareholders.

Participants

The participants under 2020 Share Incentive Plan include a person, who as a director, employee and consultant of any member of the Group, has been granted an option, restricted Share, RSU or other types of awards (the "**Awards under 2020 Share Incentive Plan**") approved by the Board or the Compensation Committee pursuant to 2020 Share Incentive Plan.

Maximum Number of Shares Available under the 2020 Share Incentive Plan

According to the 2020 Share Incentive Plan, the maximum aggregate number of Class A ordinary shares which may be issued pursuant to all Awards under the 2020 Share Incentive Plan shall be 253,246,913, representing approximately 6.75% of the total issued and outstanding Shares of the Company as of the Latest Practicable Date. As of December 31, 2022, the Company had not granted any awards in form of options or restricted shares pursuant to the 2020 Share Incentive Plan.

Maximum Entitlement of Each Participant

Unless approved by our Shareholders in general meeting with such participant and his close associates abstaining from voting (or associates if the participant is a connected person), the maximum number of new Class A ordinary shares allotted and issued and to be allotted and to be issued in respect of all awards granted to each participant pursuant to the 2020 Share Incentive Plan (excluding any awards lapsed in accordance with the terms of the 2020 Share Incentive Plan) in any 12-month period shall not (when aggregated with any new Shares to be allotted and issued to satisfy awards granted to such participant under any other share incentive plans of the Company during this period) exceed 1% of the Class A ordinary shares in issue for the time being.

Grant of Awards

The Board and/or the Compensation Committee is authorized to grant awards to participants in accordance with the terms of the 2020 Share Incentive Plan. Awards granted will be evidenced by a written agreement, contract, or other instrument or document ("**Award Agreement**"). The Award Agreement shall include additional provisions specified by the Compensation Committee. The Award Agreement shall set forth the number of Shares subject to the award and the terms and conditions of the award as determined by the Compensation Committee.

Exercise Period

The Board and/or the Compensation Committee is authorized to grant options to participants on the terms and conditions of the 2020 Share Incentive Plan. The Board or the Compensation Committee shall determine the time or times at which an option may be exercised in whole or in part; provided that the term of any option granted under the 2020 Share Incentive Plan shall not exceed ten years.

Vesting Period

At the time of grant, the Board and/or the Compensation Committee shall, subject to all applicable laws, specify any vesting conditions, the date or dates on which the RSUs shall become fully vested and non-forfeitable, and such other terms and conditions as the Board and/or the Compensation Committee, in its sole discretion, shall determine. For other Awards under 2020 Share Incentive Plan, in general, the Board and/or the Compensation Committee determines the vesting schedule, which is specified in the relevant Award Agreement.

Exercise Price of Options Granted

The exercise price per Share subject to an option shall be determined by the Board and/or the Compensation Committee and set forth in the Award Agreement which may be a fixed price but in any event shall not be less than the higher of: (a) the per-Share closing price of the Company's ADSs on the NYSE on the date of grant, which must be a NYSE trading day; and (b) the average per-Share closing price of the Company's ADSs on the NYSE for the five NYSE trading days immediately preceding the date of grant. The Compensation Committee shall determine the methods by which the exercise price of an option may be paid and the form of payment.

Purchase Price of Shares Awarded

In general, the Board and/or the Compensation Committee determine(s) the purchase prices of the restricted Share, RSU or other types of awards, which is specified in the relevant Award Agreement.

Remaining Life

Unless terminated earlier, the 2020 Share Incentive Plan has a term of ten years commencing on May 11, 2022.

REPORT OF THE DIRECTORS

Details of the Outstanding RSUs Granted under the 2020 Share Incentive Plan

As of December 31, 2022, the aggregate number of Class A ordinary shares subject to the outstanding RSUs granted under the 2020 Share Incentive Plan amounted to 41,502,498, representing approximately 1.10% of the total issued and outstanding Shares of the Company as of December 31, 2022. The table set out below shows the details of the outstanding RSUs granted to the Directors, service provider and employees and other grantees under the 2020 Share Incentive Plan during the Reporting Period, except for which, no RSUs had been granted to the (i) Directors, chief executive or substantial shareholders of the Company, or their respective associates; (ii) participant with options and awards granted and to be granted in excess of the 1% individual limit; or (iii) related entity participant or service provider with options and awards granted and to be granted in any 12-month period exceeding 0.1% of the relevant class of shares in issue, during the Reporting Period.

Grantees	Number of RSUs unvested as of January 1, 2022 and grant dates	Number of RSUs granted during the Reporting Period	Number of RSUs vested during the Reporting Period	Number of RSUs lapsed during the Reporting Period	Number of RSUs cancelled during the Reporting Period	Number of RSUs unvested as of December 31, 2022 and grant dates	Purchase price per Class A ordinary shares
Directors							
Xiaohong Chen	–	36,870[(2)(10)]	36,870[(5)]	–	–	–	Nil
Hansong Zhu	–	15,801[(2)(10)]	15,801[(5)]	–	–	–	Nil
Service provider	–	52,545[(3)(9)(10)]	52,545[(6)]	–	–	–	Nil
Employees and other grantees[(8)]	2,442,123[(1)(9)]	43,907,496[(4)(9)(10)]	471,504[(7)]	–	4,375,617	41,502,498[(1)(3)(9)]	Nil
Total	2,442,123	44,012,712	576,720	–	4,375,617	41,502,498	Nil

Notes:

(1)   The grant dates of the RSUs unvested as of January 1, 2022 were from June 3, 2021 to December 27, 2021. The grant dates of the RSUs unvested as of December 31, 2022 were from June 3, 2021 to December 28, 2022.

(2)   For Ms. Xiaohong Chen and Mr. Hansong Zhu, the grant date was September 28, 2022. Such RSUs have vested upon grant. The closing price of the ADSs immediately before the date of grant was US$16.59.

(3)   The grant date was September 27, 2022. The closing price of the ADSs immediately before the date of grant was US$16.55.

(4)   The grant dates were from January 27, 2022 to December 28, 2022. The closing prices of the ADSs immediately before the dates of grants were from US$12.31 to US$22.50.

(5)   For Ms. Xiaohong Chen and Mr. Hansong Zhu, the weighted average closing price of the ADSs immediately before the date on which the RSUs have vested was US$16.59.

(6)   The weighted average closing price of the ADSs immediately before the date on which the RSUs have vested was US$17.52.

(7)   The weighted average closing price of the ADSs immediately before the date on which the RSUs have vested was US$17.55.

(8)   Other grantees were former employees.

(9)   The vesting schedules under the 2020 Share Incentive Plan include: (i) 100% of the awards will vest at a specified time after the date of grant; (ii) 100% of the awards will vest within certain years, with specified proportion being vested each year and/or period after the date of grant; or (iii) 100% of the awards will vest at the time of grant.

(10)   There was no performance target attached to the RSUs granted during the Reporting Period.

As at the beginning of the Reporting Period, 150,493,725 Awards (representing equal number of underlying Class A ordinary shares) may be further granted under the 2020 Share Incentive Plan. As at the end of the Reporting Period, 250,793,372 Awards (representing equal number of underlying Class A ordinary shares) may be further granted under the 2020 Share Incentive Plan.

2022 Share Incentive Plan

Purposes

The purpose of the 2022 Share Incentive Plan is to promote the success and enhance our value, by linking the personal interests of our Directors, employees, and consultants to those of Shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to Shareholders.

Participants

The participants under 2022 Share Incentive Plan include a person, who as a director, employee and consultant of any member of the Group, has been granted an option, restricted Share, RSU or other types of awards (the "**Awards under 2022 Share Incentive Plan**") approved by the Board or any committee(s) authorized by the Board pursuant to 2022 Share Incentive Plan.

Maximum Number of Shares Available under the 2022 Share Incentive Plan

The maximum aggregate number of Shares which may be issued pursuant to all Awards under 2022 Share Incentive Plan shall be 125,692,439, representing approximately 3.35% of the total issued and outstanding Shares of the Company as of the Latest Practicable Date. Prior to the Listing, the Company had granted 125,692,439 restricted Shares pursuant to the 2022 Share Incentive Plan representing a total of 125,692,439 underlying Class A ordinary shares on May 5, 2022, which had fully vested on the same day.

The Company has not issued and will not issue any further awards pursuant to the 2022 Share Incentive Plan since its Listing.

Maximum Entitlement of Each Participant

There is no maximum entitlement of each participant.

Grant of Awards

The Board is authorized to grant awards to participants in accordance with the terms of the 2022 Share Incentive Plan. Awards granted will be evidenced by an Award Agreement. The Award Agreement shall include additional provisions specified by the Board. The Award Agreement shall set forth the number of Shares subject to the award and the terms and conditions of the award as determined by the Board.

REPORT OF THE DIRECTORS

Exercise Period

The Board is authorized to grant options to participants on the terms and conditions of the 2022 Share Incentive Plan. The Board shall determine the time or times at which an option may be exercised in whole or in part; provided that the term of any option granted under the 2022 Share Incentive Plan shall not exceed ten years.

Vesting Period

At the time of grant, the Board shall, subject to all applicable laws, specify any vesting conditions, the date or dates on which the RSUs shall become fully vested and non-forfeitable, and such other terms and conditions as the Board, in its sole discretion, shall determine. For other Awards under 2022 Share Incentive Plan, in general, the Board determines the vesting schedule, which is specified in the relevant Award Agreement.

Exercise Price of Options Granted

The exercise price per Share subject to an option shall be determined by the Board and set forth in the Award Agreement which may be a fixed price or a variable price related to the fair market value of the Shares. The Board shall determine the methods by which the exercise price of an option may be paid and the form of payment.

Purchase Price of Shares Awarded

In general, the Board and/or the Compensation Committee determine(s) the purchase prices of the restricted Share, RSUs or other types of awards, which is specified in the relevant Award Agreement.

Remaining Life

Unless terminated earlier, the 2022 Share Incentive Plan has a term of ten years commencing on May 5, 2022.

Details of the Restricted Shares Granted under the 2022 Share Incentive Plan

Prior to the Listing, the Company granted 71,824,250 restricted Shares to Mr. Yongdong Peng, our co-founder, chairman of the Board, executive Director, chief executive officer and Controlling Shareholder, and 53,868,189 restricted Shares to Mr. Yigang Shan, our co-founder, executive Director and Controlling Shareholder, under the 2022 Share Incentive Plan on May 5, 2022 (collectively, the "**Restricted Shares**"). The Restricted Shares have vested on May 5, 2022, and are subject to further restrictions on transfer and dividend rights. The restrictions are to be removed in five installments annually, subject to the approval by the Compensation Committee for each installment.

The purchase price of the Restricted Shares was nil. The closing price of the ADSs immediately before the date of grant was US$14.41. There was no performance target attached to the Restricted Shares. The weighted average closing price of the ADSs immediately before the date on which the Restricted Shares vested was US$14.41.

Save as disclosed above, no restricted Shares or other Awards had been granted to (i) other Directors or substantial shareholders of the Company, or their respective associates; (ii) other participant with options and awards granted and to be granted in excess of the 1% individual limit; or (iii) related entity participant or service provider with options and awards granted and to be granted in any 12-month period exceeding 0.1% of the relevant class of shares in issue, during the Reporting Period. As at the end of the Reporting Period, there was no outstanding restricted Shares or other awards granted under the 2022 Share Incentive Plan, and no Awards may be further granted under 2022 Share Incentive Plan.

The number of Shares that may be issued in respect of options and awards granted under all schemes of the Company during the Reporting Period, as set out in the subsection headed "The Share Incentive Plans" of this annual report, divided by the weighted average number of shares of the relevant class in issue for 2022 was 5.11%.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under our Articles of Association or the laws of the Cayman Islands that would oblige the Company to offer new Shares on a pro-rata basis to existing Shareholders.

TAX RELIEF AND EXEMPTION

The Directors are not aware of any tax relief and exemption available to Shareholders by reason of their holding of the Company's securities.

CORPORATE GOVERNANCE

The Company's corporate governance practices are based on the principles and code provisions set forth in the Corporate Governance Code (the "**CG Code**") contained in Appendix 14 to the Listing Rules. Details about the corporate governance practices adopted by the Company are set out in the "Corporate Governance Report" contained in this annual report.

PURCHASE, SALE AND REDEMPTION OF THE COMPANY'S LISTED SECURITIES

As previously announced, the Company proposed to establish a share repurchase program under which the Company may purchase up to US$1 billion of its Class A ordinary shares and/or ADSs over a 12-month period (the "**Share Repurchase Program**"). Following the approval of a general mandate granted to the Directors to repurchase the Shares (the "**Repurchase General Mandate**") at the Company's annual general meeting of Shareholders held on August 12, 2022, the Company has established the Share Repurchase Program and exercised its powers under the Repurchase General Mandate to repurchase the ADSs granted by the Shareholders of the Company to the Board. During the Reporting Period, the Company repurchased a total of 14,188,662 ADSs (representing 42,565,986 Class A ordinary shares) on the NYSE at an aggregate consideration of US$191,111,508.97, certain of which were settled in early January 2023. Details of the repurchase of Class A ordinary shares represented by ADSs on the NYSE since the Listing Date and up to the end of the Reporting Period are summarized as follows:

| Month of Repurchase | Number and Method of Repurchased Shares | Price Paid per Share | | Aggregate Consideration (US$) |
		Highest Price Paid (US$)	Lowest Price Paid (US$)	
September 2022	9,985,059 on the NYSE	6.14	5.31	57,150,420.53
October 2022	25,261,569 on the NYSE	5.27	3.08	97,648,435.39
December 2022	7,319,358 on the NYSE	6.11	4.50	36,312,653.05
Total	**42,565,986 on the NYSE**	**6.14**	**3.08**	**191,111,508.97**

The Board considers that the Share Repurchase Program reflects the confidence of the Board and the management team in the current and long-term business outlook and growth of the Company. The Board considers that the Share Repurchase Program is in the best interest of the Company and its Shareholders as a whole.

A total of 35,246,628 Class A ordinary shares represented by ADSs repurchased in September and October 2022, and a total of 7,319,358 Class A ordinary shares represented by ADSs repurchased in December 2022, have been cancelled in December 2022 and February 2023, respectively. Upon cancellation of the Class A ordinary shares converted from the ADSs repurchased, the WVR beneficiaries of the Company simultaneously reduced their WVR in the Company proportionately by way of converting their Class B ordinary shares into Class A ordinary shares on a one-to-one ratio pursuant to Rule 8A.21 of the Listing Rules, such that the proportion of Shares carrying WVR of the Company shall not be increased, pursuant to the requirements under Rules 8A.13 and 8A.15 of the Listing Rules. Accordingly, a total of 1,771,824 Class B ordinary shares has been converted into Class A ordinary shares on a one-to-one ratio, of which Mr. Yongdong Peng, through Ever Orient International Limited, a corporation wholly-controlled by him, converted 1,235,681 Class B ordinary shares and Mr. Yigang Shan, through De Chang Trust, a discretionary trust established by him (as the settlor), converted 536,143 Class B ordinary shares. As a result of the cancellation of the Class A ordinary shares represented by ADSs repurchased in September, October and December 2022 and the conversion of 1,771,824 Class B ordinary shares into Class A ordinary shares on a one-to-one ratio, the number of Class A ordinary shares in issue was reduced by 40,794,162.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities since the Listing Date up to the end of the Reporting Period.

REVIEW OF FINANCIAL STATEMENTS BY THE AUDIT COMMITTEE

The Company has established the Audit Committee in compliance with Rule 3.21 of the Listing Rules and the CG Code. The primary duties of the Audit Committee are, among other things, to review and supervise the financial reporting process and internal control systems of the Group, manage risk, oversee the internal audit function, and provide advice and comments to the Board. The Audit Committee comprises Ms. Xiaohong Chen (chairperson, being our independent non-executive Director with the appropriate professional qualifications or accounting or related financial management expertise), Mr. Hansong Zhu and Mr. Jun Wu, all of whom are independent non-executive Directors.

The Audit Committee has reviewed the Consolidated Financial Statements and annual results of the Group for the year ended December 31, 2022. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control with members of senior management and the external auditor of the Company, PricewaterhouseCoopers.

CONTINUING DISCLOSURE OBLIGATIONS PURSUANT TO THE LISTING RULES

The Company does not have any other disclosure obligations under Rules 13.20, 13.21 and 13.22 of the Listing Rules.

SUFFICIENCY OF PUBLIC FLOAT

Based on the information publicly available to the Company and to the knowledge of the Directors, from the Listing Date to the Latest Practicable Date, the Company has maintained sufficient public float as required by the Listing Rules.

AUDITOR

On May 11, 2022, the Company successfully listed its Class A ordinary shares on the Main Board of the Hong Kong Stock Exchange, and there has been no change in Auditor since the Listing.

The Consolidated Financial Statements of the Group for Hong Kong financial reporting has been audited by PricewaterhouseCoopers, which will retire and, being eligible, offer himself for re-appointment at the forthcoming annual general meeting of the Company.

By order of the Board
KE Holdings Inc.
Yongdong Peng
Chairman and Chief Executive Officer

Hong Kong, April 27, 2023

CORPORATE GOVERNANCE REPORT

The Board is pleased to report to the Shareholders on the corporate governance of the Company for the period from the Listing Date to December 31, 2022.

CORPORATE GOVERNANCE CULTURE AND STRATEGY

The Company acts as an investment holding company and Beike is a leading integrated online and offline platform for housing transactions and services. As a group with diversified businesses, by recognising the importance of stakeholders at the Board level and throughout the Group, we strive to provide high quality and reliable products and services, and to create values for the stakeholders through sustainable growth and continuous development.

Our corporate mission is "admirable service, joyful living." With the rapid development of the industry, Beike is dedicated to facilitating the transformation of the industry infrastructure, constantly improving the status of China's housing related industry, helping its service providers gain dignity and bringing customers joyful living experiences.

Aligned with Beike's cultural philosophy, we adhere to the values of "customer first, honest and reliable, win-win cooperation, striving beyond better." We aspire to fulfill our vision of "providing comprehensive and trusted housing services to 300 million families," striving for good and creating real value.

The Group will continuously review and adjust, if necessary, its business strategies and keep track of the changing market conditions to ensure prompt and proactive measures will be taken to respond to the changes and meet the market needs to foster the sustainability of the Group.

CORPORATE GOVERNANCE PRACTICES

The Board is committed to maintaining and promoting stringent corporate governance standards. The Company's corporate governance practices are based on the principles and code provisions set forth in the CG Code contained in Appendix 14 to the Listing Rules.

Save for Code Provision C.2.1 of part 2 of the CG Code, the Company has complied with all the code provisions set out in the CG Code from the Listing Date to the Latest Practicable Date. Key corporate governance principles and practices of the Company as well as details relating to the foregoing deviation are summarized in the sections below.

The Board will continue to enhance its corporate governance practices appropriate to the conduct and growth of its business and to review such practices from time to time to ensure that they comply with statutory and professional standards and align with the latest development.

CORPORATE GOVERNANCE REPORT

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Class A Ordinary Shares of the Company were only listed on the Stock Exchange on May 11, 2022, since which the Model Code has been applicable to the Company.

The Company has adopted the Amended and Restated Statement of Policies Governing Material Non-public Information and the Prevention of Insider Trading (the "**Company's Code**"), with terms no less exacting than the Model Code, as its own securities dealing code to regulate all dealings by the Directors and relevant employees of the Company and other matters covered by the Company's Code.

Having made specific enquiries to all Directors, all Directors confirmed that they have fully complied with all relevant requirements set out in the Model Code and the Company's Code from the Listing Date to the Latest Practicable Date.

BOARD OF DIRECTORS

The Company is headed by an effective Board which assumes responsibility for its leadership and control and is collectively responsible for promoting the Company's success by directing and supervising the Company's affairs. Directors take decisions objectively in the best interests of the Company.

The Board has a balance of skills, experience and diversity of perspectives appropriate to the requirements of the Company's business and regularly reviews the contribution required from a Director to perform his responsibilities to the Company and whether the Director is spending sufficient time performing them that are commensurate with their role and the Board responsibilities. The Board includes a balanced composition of executive Directors and non-executive Directors (including independent non-executive Directors) so that there is a strong independent element on the Board, which can effectively exercise independent judgement.

Board Composition

Since the Listing Date and up to the Latest Practicable Date, the composition of the Board is as follows:

Executive Directors

Mr. Yongdong Peng (彭永東) *(Chairman of the Board and Chief Executive Officer)*
Mr. Yigang Shan (單一剛)
Mr. Tao Xu (徐濤)
Mr. Wangang Xu (徐萬剛)

Non-executive Director

Mr. Jeffrey Zhaohui Li (李朝暉)

CORPORATE GOVERNANCE REPORT

Independent Non-executive Directors

Ms. Xiaohong Chen (陳小紅)
Mr. Hansong Zhu (朱寒松)
Mr. Jun Wu (武軍)

The biographical information of the Directors is set out in the section headed "Directors and Senior Management" of this report. There are no material or relevant relationships (including financial, business, family) between the Board members.

Directors' Attendance Records

The attendance record of each Director either physically or via video or telephone conference at the Board meetings, the Board committee meetings and the general meetings (including the annual general meeting, the class meeting of holders of Class A ordinary shares and the class meeting of holders of Class B ordinary shares) of the Company during the Reporting Period is set out in the table below:

| | | | | | Attendance/Number of Meetings | |
Name of Director	Board	Audit Committee	Compensation Committee	Nomination Committee	Corporate Governance Committee	General Meetings
Executive Directors						
Yongdong Peng	7/7	N/A	N/A	N/A	N/A	3/3
Yigang Shan	7/7	N/A	N/A	1/1	N/A	3/3
Tao Xu	7/7	N/A	N/A	N/A	N/A	3/3
Wangang Xu	7/7	N/A	N/A	N/A	N/A	3/3
Non-executive Director						
Jeffrey Zhaohui Li	7/7	N/A	N/A	N/A	N/A	3/3
Independent Non-executive Directors						
Xiaohong Chen	7/7	6/6	1/1	1/1	1/1	3/3
Hansong Zhu	7/7	6/6	1/1	1/1	1/1	3/3
Jun Wu	5/5	5/5	1/1	N/A	1/1	3/3

There was one meeting of Corporate Governance Committee held during the Reporting Period since the Class A ordinary shares were listed on May 11, 2022. Apart from regular Board meetings and Board committee meetings, the Chairman also held a meeting with the independent non-executive Directors without the presence of other Directors during the Reporting Period.

The independent non-executive Directors and non-executive Director have attended the annual general meeting, class meeting of holders of Class A ordinary shares and class meeting of holders of Class B ordinary shares of the Company held in 2022 to gain and develop a balanced understanding of the view of the Shareholders.

Board Meetings

Regular Board meetings should be held at least four times a year involving active participation, either in person or through electronic means of communication, of a majority of Directors.

Responsibilities, Accountabilities and Contributions of the Board and Management

The Board is responsible for leadership and control of the Company; and is collectively responsible for directing and supervising the Company's affairs. The Board directly, and indirectly through its committees, leads and provides direction to management by laying down strategies and overseeing their implementation, monitors the Group's operational and financial performance, and ensures that sound internal control and risk management systems are in place. All Directors, including non-executive Director and independent non-executive Directors, have brought a wide spectrum of valuable business experience, knowledge and professionalism to the Board for its efficient and effective functioning. The independent non-executive Directors are responsible for providing a balance in the Board and taking a positive contribution to the development of the Company's strategy and policies for bringing effective independent judgement on corporate actions and operations.

All Directors have full and timely access to all the information of the Company and may, upon request, seek independent professional advice in appropriate circumstances at the Company's expenses for discharging their duties to the Company.

The Directors have disclosed to the Company details of other offices held by them.

The Board reserves for its decision on all major matters relating to policy matters, strategies and budgets, internal control and risk management, material transactions (in particular those that may involve conflict of interests), financial information, appointment of Directors and other significant operational matters of the Company. Responsibilities relating to implementing decisions of the Board, directing and coordinating the daily operation and management of the Company are delegated to the management.

The Company has arranged appropriate insurance coverage on Directors' and officers' liabilities in respect of legal actions taken against Directors and senior management arising out of corporate activities. The insurance coverage would be reviewed on an annual basis.

CORPORATE GOVERNANCE REPORT

Chairman and Chief Executive Officer

The Chairman and Chief Executive Director of the Company are held by Mr. Yongdong Peng who is the co-founder of the Company and has extensive experience in the housing transactions and services industry.

Pursuant to Code Provision C.2.1 of the CG Code, companies listed on the Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairman and the chief executive officer should be separate and should not be performed by the same individual. The Company does not have a separate chairman and chief executive officer and Mr. Yongdong Peng currently performs these two roles. The Board believes that vesting the roles of both chairman and chief executive officer in the same person has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group. The Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable the Company to make and implement decisions promptly and effectively.

Independent Non-executive Directors

During the Reporting Period, the Board has at all times met the requirements of the Listing Rules relating to the appointment of at least three independent non-executive Directors representing one-third of the Board with one of whom possessing appropriate professional qualifications or accounting or related financial management expertise.

The Company has received written annual confirmation from each of the independent non-executive Directors in respect of his/her independence in accordance with the independence guidelines set out in Rule 3.13 of the Listing Rules. The Company is of the view that all independent non-executive Directors are independent.

Board Independence Evaluation

Code Provision B.1.4 of Part 2 of the CG Code stipulates that the Company should establish mechanism(s) (the "**Mechanism**") to ensure that independent views and input are available to the Board. The Board has implemented various mechanisms to ensure that independent views are available to the Board, including: (1) having three independent non-executive Directors representing at least one-third of the Board; (2) making independent professional advice available to Directors upon reasonable request under the terms of reference of each of the Board committees of the Company; (3) requirement for each independent non-executive Director to provide written confirmation annually as to the factors affecting their independence provided under the Listing Rules; (4) in considering prospective independent non-executive Director candidates, the Nomination Committee assesses independence of the candidate(s) pursuant to the director nomination policy of the Company (the "**Director Nomination Policy**") as well as with reference to relevant guidelines set out in the Listing Rules and other factors, including but not limited to his/her skills and experience, integrity and character, commitment, diversity and independence; (5) the Nomination Committee shall review the structure, size and composition of the Board regularly in relation to the Company's Board diversity policy (the "**Board Diversity Policy**") and make proposals accordingly.

The Company will conduct a regular review of the implementation and effectiveness of the Mechanism.

During the Reporting Period, the Board independence evaluations have been conducted with reference to the measures and procedures in the Mechanism and the evaluation results were satisfactory.

Appointment and Re-election of Directors

Each of our Directors has entered into a director service agreement with the Company for a term of one year, subject to renewal after the existing director service agreement.

Code provision B.2.2 of part 2 of the CG Code stipulates that every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years. Each of the Directors is subject to re-election as and when required under the Code provision B.2.2 of the CG Code and the Articles of Association. Under the Articles of Association of the Company, every independent non-executive Director (including those appointed for a specific term) shall be subject to retirement by rotation at least once every three years. A retiring Director shall retain office until the close of the meeting at which he retires and shall be eligible for re-election thereat. The Company at any annual general meeting at which any Directors retire may fill the vacated office by electing a like number of persons to be Directors.

The Company's Articles of Association also provides that any Director appointed by the Board to fill a casual vacancy or as addition to the existing Board shall hold office until the first annual general meeting after appointment. The retiring Directors shall be eligible for re-election.

Continuous Professional Development of Directors

Directors shall keep abreast of regulatory developments and changes in order to effectively perform their responsibilities and to ensure that their contribution to the Board remains informed and relevant.

Every newly appointed Director has received a formal and comprehensive induction on the first occasion of his/her appointment to ensure appropriate understanding of the business and operations of the Company and full awareness of Director's responsibilities and obligations under the Listing Rules and relevant statutory requirements. The Directors also meet with the senior management team from time to time to understand the Group's businesses, governance policies and regulatory environment.

Directors should participate in appropriate continuous professional development to develop and refresh their knowledge and skills. Internally-facilitated briefings for Directors would be arranged and reading material on relevant topics would be provided to Directors where appropriate.

CORPORATE GOVERNANCE REPORT

During the Reporting Period, the key methods of attaining continuous professional development by each of the Directors are recognised as follows:

Directors	Type of Training^{Note}
Executive Directors	
Yongdong Peng	A & B
Yigang Shan	A & B
Tao Xu	A & B
Wangang Xu	A & B
Non-Executive Director	
Jeffrey Zhaohui Li	A & B
Independent Non-Executive Directors	
Xiaohong Chen	A & B
Hansong Zhu	A & B
Jun Wu	A & B

Note:

Types of Training:

A: Attending training sessions, including but not limited to briefings, seminars, conferences and workshops

B: Reading materials provided by external parties or by the Company, including but not limited to updates relating to the Company's business or directors' duties and responsibilities, corporate governance and regulatory update, Chapter 8A of the Listing Rules and knowledge relating to the weighted voting rights, and other applicable regulatory requirements

BOARD COMMITTEES

The Board has established four committees, namely, the Audit Committee, Compensation Committee, Nomination Committee and Corporate Governance Committee, for overseeing particular aspects of the Company's affairs. All Board committees of the Company are established with specific written terms of reference (the charter) which deal clearly with their authority and duties. The terms of reference (the charter) of the Board committees are posted on the Company's website and the Stock Exchange's website. Each of the Board committees is provided with sufficient resources to perform its duties.

Audit Committee

The Company has established an Audit Committee in compliance with Rule 3.21 of the Listing Rules and the CG Code.

The Audit Committee consists of three independent non-executive Directors, namely Ms. Xiaohong Chen, Mr. Hansong Zhu and Mr. Jun Wu. Ms. Xiaohong Chen, who possesses the appropriate professional qualification, or accounting or related financial management expertise as required under Rule 3.10(2) of the Listing Rules, is the chairman of the Audit Committee.

The terms of reference (the charter) of the Audit Committee are of no less exacting terms than those set out in the CG Code. The main duties of the Audit Committee are to assist the Board in reviewing the financial information and reporting process, risk management and internal control systems, effectiveness of the internal audit function, scope of audit and appointment of external auditors, and arrangements to enable employees of the Company to raise concerns about possible improprieties in financial reporting, internal control or other matters of the Company.

During the Reporting Period, the Audit Committee held six meetings to:

(i) review and discuss the unaudited financial results for the fourth quarter and full year of 2021, and each of the first, second and third quarters of 2022 and the relevant quarterly results announcements;

(ii) review and discuss the unaudited condensed consolidated financial statements of the Company for the six months ended June 30, 2022;

(iii) review and discuss the 2022 interim report of the Company for the six months ended June 30, 2022;

(iv) review and discuss the implementation of the internal audit and risk management;

(v) discuss with the external Auditor on their review on the Company's consolidated quarterly financial information for each of the first, second and third quarters of 2022;

(vi) discuss with the external Auditor on their integrated audit plan of 2022;

(vii) review and pre-approve the appointment or re-appointment of the external Auditor; and

(viii) review and discuss the grant of restricted shares under the 2022 Share Incentive Plan.

The Audit Committee has met with the independent Auditor, PricewaterhouseCoopers during the Reporting Period. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company.

Compensation Committee

The Company has established the Compensation Committee in compliance with Rule 3.25 of the Listing Rules and the CG code.

The Compensation Committee consists of three independent non-executive Directors, namely Mr. Jun Wu, Ms. Xiaohong Chen and Mr. Hansong Zhu. Mr. Jun Wu is the chairman of the Compensation Committee.

CORPORATE GOVERNANCE REPORT

The terms of reference (the charter) of the Compensation Committee are of no less exacting terms than those set out in the CG Code. The main duties of the Compensation Committee include reviewing and determining, with delegated responsibility, or making recommendations to the Board on the remuneration packages of individual executive Directors and senior management, reviewing and making recommendations to the Board on the remuneration policy and structure for all Directors and senior management, reviewing and making recommendations to the Board on the remuneration packages of non-executive Directors, and review and/or approve matters relating to share schemes.

During the Reporting Period, the Compensation Committee met once to:

(i) review and discuss the goals and objectives of the Company's executive compensation plan, and recommend to the Board the executive compensation plan;

(ii) evaluate the performance of the chief executive officer and other executive officers of the Company in light of the goals and objectives of the Company's executive compensation plan;

(iii) evaluate the appropriate level of compensation for Board and committee services by the independent non-executive Directors and non-executive Director;

(iv) review compensation arrangements for the Company's employees to evaluate whether incentive and other forms of pay encourage unnecessary or excessive risk taking;

(v) review and discuss the relationship between the risk management policies and practices, corporate strategies and the Company's compensation arrangements;

(vi) review and discuss the objectives and purposes of the Company's general compensation plans and other employee benefit plans, including incentive compensation, equity-based compensation plans and other employee benefit plans; and

(vii) discuss and review the responsibilities of the Compensation Committee under the terms of reference (the charter) of the Compensation Committee.

During the Reporting Period, the Compensation Committee also (i) reviewed and recommended to the Board the remuneration packages (including cash and RSUs) of the non-executive Directors (including independent non-executive Directors), (ii) reviewed and approved, or recommended the Board to approve, the grant of share incentives to the participants under the 2020 Share Incentive Plan, including the grant of RSUs to certain independent non-executive Directors pursuant to his/ her director service agreement and award agreement entered into between the Company and such Directors, and (iii) authorized the chief executive officer to, subject to the Listing Rules and 2020 Share Incentive Plan, consider and approve appropriate changes to the granted Awards under the 2020 Share Incentive Plan due to changed situations from time to time, except for changes to the granted Awards that require the Compensation Committee, the Board or the Shareholders to approve. For details of the share incentives granted to employees, directors and consultants of any member of the Group who the Compensation Committee considers during the Reporting Period, please refer the subsection headed "The Share Incentive Plans" in this annual report.

The RSUs granted to certain independent non-executive Directors during the Reporting Period and after the Listing Date ("**Director Grants**") had fully vested on the date of each grant. The Compensation Committee considers the vesting periods of less than 12 months under the Director Grants to be appropriate because (i) such arrangements are in line with the remuneration arrangements as set out in the director service agreements entered into with such independent non-executive Directors before the date of grant, pursuant to which the Company determines the remuneration package, including equity incentive, of the Directors on the first day of service of each year, and after a one-year service period, RSUs shall be granted and would vest at the date of grant; and (ii) each of such independent non-executive Directors has served as an independent non-executive Director not less than one year at the date of each grant, which fulfilled the service-based condition of grant and vesting of 12 months.

The vesting of the RSUs under the Director Grants is not subject to any performance targets. The Compensation Committee is of the view that it is not necessary to set performance targets for the Director Grants because each of them (i) forms part of the remuneration package of such independent non-executive Directors; (ii) is in line with the recommended best practice E.1.9 of Part 2 of the CG Code, which recommends issuers not to grant equity-based remuneration with performance-related elements to independent non-executive directors as this may lead to bias in their decision-making and compromise their objectivity and independence; and (iii) is subject to clawback mechanisms as detailed below.

Pursuant to the terms of the Director Grants and the 2020 Share Incentive Plan, if such grantees' termination of service is by reason of cause set out in the 2020 Share Incentive Plan, the grantees' right to any vested and unvested RSUs shall terminate concurrently with his/her termination of services. Under such circumstances, the balance of the RSUs that have not vested shall lapse and be forfeited. For the vested RSUs, the Board or the Compensation Committee may in its discretion determine (acting fairly and reasonably) that grantees should repay to the Company (whether by re-transfer of Shares (or withholding the transfer of Shares where such transfer has not occurred), payment of cash proceeds or deductions from or set offs against any amounts owed to the grantees by any member of the Group) an amount equal to the benefit, calculated on an after-tax basis, received or to be received by the grantees from such vesting, provided that the Board or the Compensation Committee may, at its discretion, determine that a lesser amount should be repaid.

Save as disclosed above, there were no material matters relating to the Share Incentive Plans of the Company which required review or approval by the Compensation Committee during the Reporting Period.

For further details of the remuneration of the senior management, whose biographical details are included in section headed "Directors and Senior Management" of this report, during the year, please refer to Note 29 to the Consolidated Financial Statements contained herein.

CORPORATE GOVERNANCE REPORT

Nomination Committee

The Company has established the Nomination Committee in compliance with Rules 3.27A, 8A.27 and 8A.28 of the Listing Rules and the CG code.

The Nomination Committee consists of one executive Director and two independent non-executive Directors, namely Ms. Xiaohong Chen, Mr. Yigang Shan and Mr. Hansong Zhu. Ms. Xiaohong Chen is the chairman of the Nomination Committee.

The terms of reference (the charter) of the Nomination Committee are of no less exacting terms than those set out in the CG Code. The main duties of the Nomination Committee are to make recommendations to the Board regarding the appointment of the Directors and Board succession, review the structure, size and composition of the Board at least annually and make recommendations on any proposed changes to the Board to complement the Company's corporate strategy, and assess the independence of the Directors.

In identifying and selecting suitable candidates for directorships, the Nomination Committee would consider the candidate's relevant criteria as set out in the Director Nomination Policy that are necessary to complement the corporate strategy and achieve Board diversity, where appropriate, before making recommendation to the Board.

In assessing the Board composition, the Nomination Committee would take into account various aspects as well as factors concerning Board diversity as set out in the Company's Board Diversity Policy.

During the Reporting Period, the Nomination Committee met once to: (i) review and discuss the structure, size and composition of the Board; (ii) review and discuss the independence of the independent non-executive Directors; and (iii) review and discuss the responsibilities of the Board committees, the committee composition and the rotation policy of the committee chairman. The Nomination Committee considered an appropriate balance of diversity perspectives of the Board is maintained.

Board Diversity Policy

The Company has adopted the Board Diversity Policy which sets out the approach to achieve diversity of the Board. The Company recognizes and embraces the benefits of having a diverse Board to enhance the quality of its performance.

Pursuant to the Board Diversity Policy, the Nomination Committee reviews from time to time the structure, size and composition of the Board and where appropriate, make recommendations on changes to the Board to complement the Company's corporate strategy and to ensure that the Board maintains a balanced diverse profile. In relation to reviewing and assessing the Board composition, the Nomination Committee is committed to diversity at all levels and will consider a number of aspects, including but not limited to independence, gender, age, educational background, industry experience, technical capabilities, professional qualifications, and skills, knowledge and length of service.

The achievement of the principles of the Board Diversity Policy will be measurable on an objective review of the overall composition of the Board, the diversity of background and experience of individual Directors and the effectiveness of the Board in promoting Shareholders' interests.

As of the Latest Practicable Date, the Company had a total of eight Directors, consisting of one female and seven male Directors ranging from 43 years old to 57 years old. In terms of qualification, the Board members have diverse professional backgrounds including finance, accounting, electrical engineering, enterprise management and business administration, as well as expertise in technology and strategic consulting, accounting and related financial management, investment, capital market and risk control and extensive experiences in the Internet and real estate brokage industries. The Nomination Committee has reviewed the diversity policy and considers that, appropriate balance has been stricken among the Board members in terms of genders, ages, skills, experience and perspectives.

The Nomination Committee and the Board are of the view that the current composition of the Board has achieved the objectives set in the Board Diversity Policy. The Nomination Committee will review the Board Diversity Policy, as appropriate, to ensure its effectiveness at least on an annual basis.

Gender Diversity

The Company values gender diversity across all levels of the Group. The Board currently consists of one female and seven male Directors. The Company will take opportunities to increase the proportion of female members of the Board when appropriate.

As of December 31, 2022, we had a total of 98,540 full-time employees, of which 60,564 were male and 37,976 were female. The gender ratio in the workforce (including senior management) was approximately 16 males to 10 females. The Company is aiming to achieve a more balanced gender ratio in the workforce and will continue to monitor and evaluate the diversity policy from time to time to ensure its continued effectiveness.

Details on the gender ratio of the Group together with relevant data can be found in section headed "Talent Development" in the 2022 Environmental, Social and Governance Report issued by the Company.

Director Nomination Policy

The Board has delegated its responsibilities and authority for selection and appointment of Directors to the Nomination Committee.

The Company has adopted the Director Nomination Policy which sets out the selection criteria and nomination process in relation to nomination and appointment of Directors and aims to ensure that the Board has a balance of skills, experience and diversity of perspectives appropriate to the requirement of the Company's businesses.

CORPORATE GOVERNANCE REPORT

The nomination process set out in the Director Nomination Policy is as follows:

(i)   The Nomination Committee shall identify individuals who are suitably qualified to become a member of the Board and to select or make recommendations to the Board on the selection of individuals nominated for directorships;

(ii)   At an appropriate time prior to each annual meeting of Shareholders at which Directors are to be elected or re-elected, the Nomination Committee shall recommend to the Board for nomination by the Board such candidates as the Nomination Committee, in the exercise of its judgment, has found to be well qualified in accordance with the criteria approved by the Board and willing and available to serve;

(iii)   After a vacancy arises on the Board or a Director advises the Board of his or her intention to resign, the Nomination Committee shall recommend to the Board for appointment by the Board to fill such vacancy, such candidate as the Nomination Committee, in the exercise of its judgment, has found to be well qualified in accordance with the criteria approved by the Board and willing and available to serve.

(iv)   In identifying candidates for membership on the Board, the Nomination Committee shall consider candidates recommended by Shareholders, management and Directors and shall take into account all factors the Nomination Committee considers appropriate;

(v)   The Nomination Committee shall review annually with the Board the structure, size and composition of the Board with regards to characteristics such as independence, knowledge, skills, experience and diversity, and make recommendations on any proposed changes to the Board to complement the Company's corporate strategy;

(vi)   The Nomination Committee shall assess the independence of independent non-executive Directors; and

(vii)   The Nomination Committee shall annually review the performance of each incumbent Director and shall consider the results of such evaluation when determining whether or not to recommend the nomination of such Director for an additional term.

The selection criteria set out in the Director Nomination Policy is as follows:

•   Skills and experience: The candidate should possess the qualifications, skills, knowledge and experience relevant to the operations of the Group;

•   Integrity and character: The candidate should possess strength of character and mature judgment and able to work collegially with other members of the Board;

•   Commitment: The candidate should be able to devote sufficient time, interest and attention to discharge duties as a member of the Board;

- Diversity: The candidate should be considered with regard to the diversity perspectives as set out in the Board Diversity Policy; and

- Independence: Independent non-executive Director candidates must satisfy the independence criteria set out in Rule 3.13 of the Listing Rules.

Where appropriate, the Nomination Committee and/or the Board shall make recommendation to Shareholders in respect of the proposed election and re-election of Directors at the general meeting.

Corporate Governance Committee

The Company has established the Corporate Governance Committee in compliance with the CG Code and Rules 8A.30 and 8A.31 of the Listing Rules.

The Corporate Governance Committee consists of three independent non-executive Directors, namely Mr. Hansong Zhu, Ms. Xiaohong Chen and Mr. Jun Wu. Mr. Hansong Zhu is the chairman of the Corporate Governance Committee.

The terms of reference (the charter) of the Corporate Governance Committee are of no less exacting terms than those set out in Rule 8A.30 of the Listing Rules and the CG Code. The primary duties of the Corporate Governance Committee are to ensure that the Company is operated and managed for the benefit of all Shareholders indiscriminately, develop and recommend to the Board a set of corporate governance principles applicable to the Company, oversee the management of ESG related matters, and ensure the Company's compliance with the Listing Rules and safeguards relating to the weighted voting rights structure of the Company.

During the Reporting Period, the Corporate Governance Committee held a meeting, and reviewed the following matters:

(i)   the training and continuous professional development of Directors and senior management;

(ii)   the WVR beneficiaries have complied with Rules 8A.14, 8A.15, 8A.18 and 8A.24 of the Listing Rules from the Listing Date and up to the date of such meeting;

(iii)   the WVR beneficiaries have been members of the Board and that no matters under Rule 8A.17 of the Listing Rules have occurred from the Listing Date and up to the date of such meeting; and

(iv)   discuss and evaluate whether the charter of the Corporate Governance Committee appropriately addresses the matters that are or should be within its scope.

CORPORATE GOVERNANCE REPORT

The Corporate Governance Committee has confirmed to the Board that it is of the view that the Company has adopted sufficient corporate governance measures to manage the potential conflict of interest between the Group and the WVR Beneficiaries in order to ensure that the operations and management of the Company are in the interests of the Shareholders as a whole. These measures include the Corporate Governance Committee ensuring that (i) any connected transactions are disclosed and dealt with in accordance with the requirements of the Listing Rules, (ii) any Directors who have a conflict of interest shall properly and duly disclose all of their respective interests and such conflict of interest will be dealt with according to the Listing Rules and Memorandum and Articles of Association, and (iii) the compliance adviser is consulted on any matters related to transactions involving the WVR beneficiaries or a potential conflict of interest between the Group and the WVR beneficiaries. The Corporate Governance Committee recommended the Board to continue the implementation of these measures and to periodically review their efficacy towards these objectives.

The Corporate Governance Committee has confirmed that (i) the WVR beneficiaries have been members of the Board throughout the Reporting Period; (ii) no matter under Rule 8A.17 has occurred from the Listing Date to the end of the Reporting Period; and (iii) the WVR beneficiary has complied with Rules 8A.14, 8A.15, 8A.18 and 8A.24 of the Listing Rules from the Listing Date to the end of the Reporting Period. Having reviewed the remuneration and terms of engagement of the compliance adviser, the Corporate Governance Committee confirmed to the Board that it was not aware of any factors that would require it to consider either the removal of the current compliance adviser or the appointment of a new compliance adviser. As a result, the Corporate Governance Committee recommended that the Board retain the services of the compliance advisor of the Company.

RISK MANAGEMENT AND INTERNAL CONTROLS

The Board acknowledges its responsibility for the risk management and internal control systems and reviewing their effectiveness. Such systems are designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss.

The Board has the overall responsibility for evaluating and determining the nature and extent of the risks it is willing to take in achieving the Company's strategic objectives, and establishing and maintaining appropriate and effective risk management and internal control systems.

The management is responsible for the overall implementation of risk management and internal control plans and policies determined by the Board and managing the risks in connection with all of the Company's business operations. The management identifies, assesses and takes measures against any significant risks that the Company is facing, and reviews the risk assessment report on a regular basis and reports to the Audit Committee and the Board on a regular basis.

The Audit Committee assists the Board in leading the management and overseeing their design, implementation and monitoring of the risk management and internal control systems.

The Company has developed and adopted various risk management procedures and guidelines with defined authority for implementation by key business processes and office functions, including project management, sales and leasing, financial reporting, human resources and information technology.

The Company's risk management and internal control systems have been developed with the following principles, features and processes:

Organization Principles

Under the supervision and guidance of the Board, the Company has adopted a risk management and internal control structure, referred to as the "Three Lines of Defence" model, to ensure the effectiveness of its risk management and internal control systems.

First Line of Defence – Operation and Management

The first line of defence is mainly formed by the business and functional departments of the Company who are responsible for daily operation and management. They are responsible for designing and implementing controls to address the risks.

Second Line of Defence – Risk Management, Internal Control and Other Functions

The second line of defence mainly consists of, among others, the internal control department, finance department, legal department, information security department, and business compliance department of the Company and other department with similar functions. This line is responsible for formulating policies related to management of operations, finance, compliance and litigation, information security and fraud risks and the internal control of the Company, and for planning and establishing an integrated risk control system. For ensuring effective implementation of such systems, the line also assists and supervises the first line in the establishment and improvement of risk management and internal control systems.

Third Line of Defence – Independent Assurance

The third line of defence is comprised of the departments of internal audit and fraud investigation of the Company.

The internal audit department holds a high degree of independence and is responsible for providing independent evaluation on the effectiveness of the Company's risk management and internal control systems, and monitoring the Company's improvement on risk management and internal controls.

The fraud investigation department is responsible for receiving whistle-blower reports through various channels and for following up and carrying out independent investigations on alleged fraudulent activities.

CORPORATE GOVERNANCE REPORT

Risk Management Process

The Company has established a risk management system which sets out the roles and responsibilities of each relevant party as well as the relevant risk management policies and processes, and maintain effective and adequate internal control system.

The business and functional departments of the company identify, assess and respond to risks in the course of operation in a systematic manner.

The internal audit department conducted internal control assessment regularly to identify risks that potentially impact the business of the Group and various aspects including key operational and financial processes, regulatory compliance and information security. Self-evaluation has been conducted annually to confirm that control policies are properly complied with by the Group.

The internal audit department is responsible for performing independent review of the adequacy and effectiveness of the risk management and internal control systems. The internal audit department examined key issues in relation to the accounting practices and all material controls and provided its findings and recommendations for improvement to the Audit Committee.

The management has confirmed to the Board on the effectiveness of the risk management (including ESG risks) and internal control systems for the Reporting Period.

The Board, as supported by the Audit Committee, reviewed the management report and the internal audit and internal control reports. During the Reporting Period, the Board considered that the risk management (including ESG risks) and internal control systems of the Company are effective and adequate. The annual review also covered, among other things, the adequacy of resources, staff qualifications and experience, training programmes and budget of the Company's accounting, internal audit, financial reporting functions, as well as those relating to the Company's ESG performance and reporting.

The Board is responsible for the handling and dissemination of inside information. In order to ensure the market and stakeholders are timely and fully informed about the material developments of the Company and information required to be disclosed by the Company in its reports or announcements filed, disclosed, submitted or furnished to the SEC, SFC and Stock Exchange is recorded, processed, summarized, reported and published accurately and on a timely basis, the Board has adopted the Disclosure Controls and Procedures, which sets up the procedures and internal controls of proper information disclosure. Control procedures have been implemented to ensure that unauthorized access and use of inside information are strictly prohibited.

DIRECTORS' RESPONSIBILITY IN RESPECT OF THE FINANCIAL STATEMENTS

The Directors acknowledge their responsibility for preparing the financial statements with the support of the accounting and finance team for the Reporting Period.

The Directors are not aware of any material uncertainties relating to events or conditions that may cast significant doubt upon the Company's ability to continue as a going concern.

The statement of the external Auditor of the Company, PricewaterhouseCoopers, about their reporting responsibilities on the financial statements is set out in the Independent Auditors' Report of this report.

AUDITORS' REMUNERATION

The remuneration paid and payable to the external Auditors of the Company in respect of audit services and non-audit services for the Reporting Period is set out below:

Service Category	Fees Paid/ Payable (US$'000)
Audit fees[1]	11,367
Audit related fees[2]	313
Tax fees[3]	689
All other fees[4]	87

Notes:

(1)   "Audit fees" means the aggregate fees billed for professional services rendered by our principal Auditors for the audits of our annual financial statements and internal control over financial reporting, review of our quarterly and interim financial statements, including the audit fees relating to our Hong Kong listing in 2022.

(2)   "Audit related fees" means the aggregate fees billed for professional services rendered by our principal Auditors associated with certain permitted XBRL review service and internal control consultation service in relation to our Hong Kong listing rendered by our principal external Auditors in 2022.

(3)   "Tax fees" means the aggregate fees billed for professional services rendered by our principal Auditors associated with certain permitted tax consulting service and transfer pricing service.

(4)   "All other fees" means the aggregate fees billed for professional services rendered by our principal Auditors associated with certain permissible due diligence services and ESG report consult services.

The policy of our Audit Committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP, including audit services, audit-related services, tax services and other services as described above, other than those for *de minimis* services which are approved by the Audit Committee prior to the completion of the audit.

CORPORATE GOVERNANCE REPORT

JOINT COMPANY SECRETARY

Mr. Matthew Huaxia Zhao was a joint company secretary of the Company from the Listing Date until his resignation with effect from September 1, 2022.

Ms. Siting Li, who was appointed with effect from September 1, 2022, is the joint company secretary. Ms. Yee Wa Lau of Tricor Services Limited, an external service provider, has been appointed as the other joint company secretary of the Company since the Listing Date.

All Directors have access to the advice and services of the joint company secretaries on corporate governance and board practices and matters. Ms. Siting Li has been designated as the primary contact person at the Company who would work and communicate with Ms. Yee Wa Lau on the Company's corporate governance and secretarial and administrative matters.

For the year ended December 31, 2022, Ms. Yee Wa Lau and Ms. Siting Li have undertaken not less than 15 hours of relevant professional training respectively in compliance with Rule 3.29 of the Listing Rules.

SHAREHOLDERS' RIGHTS

To safeguard Shareholders' interests and rights, a separate resolution is proposed for each substantially separate issue at general meetings, including the election of individual Directors. All resolutions put forward at general meetings will be voted on by poll pursuant to the Listing Rules and poll results will be posted on the websites of the Company and of the Stock Exchange after each general meeting.

Convening an Extraordinary General Meeting and Putting Forward Proposals by Shareholders

Shareholders may put forward proposals for consideration at a general meeting of the Company according to the Articles of Association. Pursuant to Article 71 of the Articles of Association, extraordinary general meetings shall be convened on the requisition of Shareholder(s) holding not less than one-tenths (1/10) of all votes attaching to all issued and outstanding Shares of the Company (on a one vote per share basis) that as at the date of the deposit carry the right to vote at general meetings of the Company, and such Shareholder(s) may also add resolutions to the agenda of any general meeting of the Company.

The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the registered office of the Company, and may consist of several documents in like form each signed by one or more requisitionists.

If there are no Directors as at the date of deposit of the Shareholder's requisition, or if the Directors do not within twenty-one (21) calendar days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further twenty-one (21) calendar days, the requisitionists, or any of them representing more than one-half (1/2) of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three (3) calendar months after the expiration of the said twenty-one (21) calendar days.

A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

Contact Details

Shareholders may send their enquiries or requests as mentioned above to the following:

Address: Oriental Electronic Technology Building, No. 2 Chuangye Road, Haidian District, Beijing 100086, People's Republic of China
For the attention of the Joint Company Secretary
Email: ir@ke.com

For the avoidance of doubt, Shareholders must deposit and send the original duly signed written requisition, notice or statement, or enquiry (as the case may be) to the above address and provide their full name, contact details and identification in order to give effect thereto. Shareholders' information may be disclosed as required by law.

COMMUNICATION WITH SHAREHOLDERS AND INVESTOR RELATIONS

The Company considers that effective communication with Shareholders is essential for enhancing investor relations and investor understanding of the Group's business performance and strategies. The Company endeavours to maintain an on-going dialogue with Shareholders and in particular, through annual general meetings and other general meetings. At the annual general meeting, Directors (or their delegates as appropriate) are available to meet Shareholders and answer their enquiries.

Shareholders' Communication Policy

The Company has in place a Shareholders' Communication Policy. The policy aims to set out the provisions with the objective of ensuring that the Shareholders, both individual and institutional, and, in appropriate circumstances, the investment community at large, are provided with ready, equal and timely access to material information about the Company, in order to enable Shareholders to exercise their rights in an informed manner, and to allow Shareholders and the investment community to engage actively with the Company. The Board reviewed the implementation and effectiveness of the Shareholders' Communication Policy and the results were satisfactory.

CORPORATE GOVERNANCE REPORT

The Company has established a number of channels for maintaining an on-going dialogue with its Shareholders as follows:

(a)   *Shareholders' Enquiries*

Shareholders should direct their questions about their shareholdings to the Company's Hong Kong Share Registrar. Shareholders and the investment community shall be provided with designated contacts, email addresses and enquiry lines of the Company in order to enable them to make any query in respect of the Company. Shareholders and the investment community may at any time make a request for the Company's information to the extent such information is publicly available through the Company's designated contacts, email addresses and enquiry lines.

(b)   *Corporate Communication*

"Corporate Communication" as defined under the Listing Rules refers to any document issued or to be issued by the Company for the information or action of holders of any of its securities or the investing public, including but not limited to the following documents of the Company: (a) the Directors' report, its annual accounts together with a copy of the auditor's report and, where applicable, its summary financial report; (b) the interim report and, where applicable, its summary interim report; (c) a notice of meeting; (d) a listing document;(e) a circular; and (f) a proxy form. The Corporate Communication of the Company will be published on the Stock Exchange's website (www.hkex.com.hk) in a timely manner as required by the Listing Rules. Corporate Communication will be provided to the Shareholders in plain language in both English and Chinese versions or where permitted, in a single language, in a timely manner as required by the Listing Rules. Shareholders shall have the right to choose the language (either English and/or Chinese) or means of receipt of the Corporate Communication (in hard copy or through electronic means).

Shareholders are encouraged to access the Corporate Communications posted on the Company's website to help reduce the quantity of printed copies and hence the impact on the environment.

(c)   *Corporate Website*

Any information or documents of the Company posted on the Stock Exchange's website will also be published on the Company's website (investors.ke.com). Other corporate information about the Company's business overview, corporate mission, vision, goals and strategies, business developments, corporate governance and ESG will also be available on the Company's website. All announcements and Corporate Communications shall be maintained on the Company's website for at least five years from the date of publication.

(d)   *Webcasts*

Webcasts of the Company's quarterly, interim and annual results briefings are available on the Company's website for a certain period.

CORPORATE GOVERNANCE REPORT

(e)   *Shareholders' Meetings*

Shareholders are encouraged to participate in general meetings or to appoint proxies to attend and vote at the meetings for and on their behalf if they are unable to attend the meetings. Appropriate arrangements for the annual general meetings shall be in place to encourage and facilitate Shareholders' participation. The process of the Company's general meeting will be monitored and reviewed on a regular basis, and, if necessary, changes will be made to ensure that Shareholders' needs are best served. Board members, in particular, the chairman of the Board, the chairman of Board committees or their delegates and external auditor should attend annual general meetings to answer Shareholders' questions.

AMENDMENTS TO CONSTITUTIONAL DOCUMENTS

The Company has complied with the undertakings in relation to putting forth resolutions to incorporate certain amendments to its Memorandum and Articles of Association as disclosed in the Listing Document dated May 5, 2022. Details of the compliance of undertakings of the Company are set out in the circular of the Company dated June 30, 2022.

During the Reporting Period, the Company has amended its Memorandum and Articles of Association. Details of the amendments are set out in the circular dated June 30, 2022 to the Shareholders. An up-to-date version of the Company's Memorandum and Articles of Association is also available on the Company's website and the Stock Exchange's website.

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of KE Holdings Inc.
(incorporated in the Cayman Islands with limited liability)

OPINION

What we have audited

The consolidated financial statements of KE Holdings Inc. (the "Company") and its subsidiaries (the "Group"), which are set out on pages 121 to 247, comprise:

- the consolidated balance sheet as at December 31, 2022;

- the consolidated statement of comprehensive income (loss) for the year then ended;

- the consolidated statement of changes in shareholders' equity for the year then ended;

- the consolidated statement of cash flows for the year then ended; and

- the notes to the consolidated financial statements, which include significant accounting policies and other explanatory information.

Our opinion

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at December 31, 2022, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America ("US GAAP") and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

BASIS FOR OPINION

We conducted our audit in accordance with International Standards on Auditing ("ISAs"). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Group in accordance with the International Code of Ethics for Professional Accountants (including International Independence Standards) issued by the International Ethics Standards Board for Accountants ("IESBA Code"), and we have fulfilled our other ethical responsibilities in accordance with the IESBA Code.

KEY AUDIT MATTERS

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matters identified in our audit are summarised as follows:

* Revenue Recognition – New Home Transaction Services
* Allowance for Credit Losses – Accounts Receivable from New Home Transaction Services
* Acquisition of Shengdu – Valuation of Trademark Intangible Asset
* Goodwill Impairment Assessment – Home Renovation and Furnishing Reporting Unit

INDEPENDENT AUDITOR'S REPORT

Key Audit Matter	How our audit addressed the Key Audit Matter
Revenue Recognition – New Home Transaction Services Refer to note 2.22 to the consolidated financial statements. Revenues from new home transaction services for the year ended December 31, 2022 amounted to approximately RMB28.7 billion. The Group generated revenues from new home transaction services principally by earning sales commissions from real estate developers for new home sales facilitated by the Group. The Group signed new home agency service contracts with real estate developers in which the terms and conditions for sales commission earned are defined. The Group recognized sales commissions as revenues when confirmations were received from real estate developers that terms and conditions for commissions earned were met or upon cash receipts of service fees if collection of the commissions was not considered probable. We focused on this area due to the significance of new home transaction services revenue and the significant management judgment involved in determining whether collection of commission from real estate developers is probable to support the establishment of contract with developers and the timing of revenue recognition.	In response to this key audit matter, we have performed the following procedures: (1) We obtained an understanding of the new home revenue transaction process, including management's assessment process of collectability of consideration from real estate developers, and assessed the inherent risk of material misstatement by considering the degree of judgment subjectivity, uncertainty and level of other inherent risk factors; (2) We tested the effectiveness of controls relating to new home revenue transactions, which includes controls relating to assessment of collectability of consideration from real estate developers for determining timing of revenue recognition; (3) We evaluated the appropriateness of the new home revenue recognition policies as adopted by the management; (4) We assessed the reasonableness of management's determination on whether the collection of commissions earned from developers was probable to support the establishment of a contract with the developers and whether the criteria for revenue recognition were fulfilled when the Company received the confirmations from the developers that terms and conditions for commissions earned were met; and (5) Tested, on a sample basis, the revenue recognized for the year by tracing the transactions to supporting documents, such as contractual agreements, sales confirmations received from customers or evidence of cash receipts. Based on the procedures performed, we considered the new home revenue recognition, including significant judgments adopted by management in determining the timing of revenue recognition, is supported by the evidence obtained.

Key Audit Matter	How our audit addressed the Key Audit Matter
Allowance for Credit Losses – Accounts Receivable from New Home Transaction Services	In response to this key audit matter, we have performed the following procedures:
Refer to notes 2.10 and 6 to the consolidated financial statements.	(1) We obtained an understanding of the management's assessment process of credit losses provision for accounts receivable from new home transaction services, and assessed the inherent risk of material misstatement by considering the degree of estimation uncertainty, subjectivity and level of other inherent risk factors;
As of December 31, 2022, the Company had gross accounts receivable of RMB6.0 billion, for which an allowance for credit losses of RMB2.0 billion was recorded. A significant portion of the gross accounts receivable and allowance for credit losses was from new home transaction services.	(2) We tested the effectiveness of controls related to management's estimate of the allowance for credit losses on accounts receivable from new home transaction services;
The allowance is management's estimate of expected credit losses after considering historical collection activity, the nature of the receivable, the current business environment and forecasts that may affect the customers' ability to pay. Management estimated the allowance by segmenting accounts receivable from new home transaction services based on certain credit risk characteristics and determining an expected loss rate for each segmentation based on historical loss experience adjusted for judgments about the effects of relevant observable data including current and future economic conditions.	(3) We assessed the appropriateness of the models used by the management to determine the allowance for credit losses against accounts receivable from new home transaction services with the assistance of our internal modelling specialist;
We focused on this area due to the significance of the carrying amount of accounts receivable from new home transaction services and given that significant judgments and estimates were adopted by management in determining the significant assumptions (in particular the segmentation of accounts receivable based on similar risk characteristics and the effects of current and future economic conditions) in relation to the determination of the allowance for credit losses against accounts receivable.	(4) We assessed the reasonableness of the significant assumptions and judgments made by management to estimate the allowance for credit loss for each segmentation of accounts receivable with the assistance of our internal valuation expert; and
	(5) We tested the completeness, accuracy and relevance of data used in the models.
	Based on the procedures performed, we considered the significant judgments and estimates adopted by management in determining the allowance for credit losses against accounts receivable from new home transaction services are supported by the evidence obtained.

INDEPENDENT AUDITOR'S REPORT

Key Audit Matter	How our audit addressed the Key Audit Matter
Acquisition of Shengdu – Valuation of Trademark Intangible Asset Refer to note 22 to the consolidated financial statements. The Company completed its acquisition of Shengdu Home Renovation Co., Ltd ("Shengdu") on April 20, 2022, for an aggregate consideration of RMB3.92 billion in cash and 44,315,854 Class A ordinary shares of the Company in equity. The acquisition resulted in RMB1.05 billion of a definite-lived trademark intangible asset being recorded. Management estimated the fair value of the trademark intangible asset using the multi-period excess earnings method. Significant judgment was exercised in determining the fair value of the trademark intangible asset acquired, which included assumptions related to revenue growth rates and discount rate of the acquired business. We focused on this area due to the significance of the carrying amount of the intangible asset and given that significant judgment and estimates were involved in determining the significant assumptions (in particular the revenue growth rates and discount rate) in relation to the determination of the fair value of the intangible asset arising from the acquisition.	In response to this key audit matter, we have performed the following procedures: (1) We obtained and reviewed the acquisition agreements; (2) We obtained an understanding of the management's assessment process of purchase accounting and assessed the inherent risk of material misstatement by considering the degree of estimation uncertainty, subjectivity and level of other inherent risk factors; (3) We tested the effectiveness of controls relating to the acquisition accounting, including controls over management's valuation of the trademark intangible asset, and controls over the development of the significant assumptions related to revenue growth rates and discount rate; (4) We assessed the appropriateness of the valuation method used to determine the fair value of trademark intangible asset acquired with the assistance of our internal valuation expert; and (5) With the assistance of our internal valuation expert, we assessed the reasonableness of the significant assumptions as adopted by management in the multi-period excess earnings method for the determination of the fair value of trademark intangible asset acquired (primarily with respect to the revenue growth rates and discount rate) by reference to the past performance of the acquired business, the cost of capital of comparable businesses, as well as economic and industry forecasts and factors. Based on the procedures performed, we considered the significant judgments and estimates adopted by management in determining the fair value of the trademark intangible asset arising from the Shengdu acquisition are supported by the evidence obtained.

Key Audit Matter	**How our audit addressed the Key Audit Matter**
Goodwill Impairment Assessment – Home Renovation and Furnishing Reporting Unit	In response to this key audit matter, we have performed the following procedures:
Refer to notes 2.16 and 12 to the consolidated financial statements.	(1) We obtained an understanding of the management's assessment process of goodwill impairment of home renovation and furnishing reporting unit and assessed the inherent risk of material misstatement by considering the degree of estimation uncertainty, subjectivity and level of other inherent risk factors;
As of December 31, 2022, the Company's goodwill balance was RMB4.9 billion, and the goodwill associated with the home renovation and furnishing reporting unit was RMB3.2 billion. Management performs impairment tests to assess the carrying value of goodwill on an annual basis, and between annual tests if events or circumstances indicate that goodwill may be impaired.	(2) We tested the effectiveness of controls relating to management's goodwill impairment assessment, including controls over the valuation of the home renovation and furnishing reporting unit;
To assess the impairment, management determined the fair value of the home renovation and furnishing reporting unit using a discounted cash flow model with assistance from an independent professional valuer. Based on the result of the assessment, management concluded that no impairment existed for the carrying value of the goodwill attributable to home renovation and furnishing reporting unit as of December 31, 2022.	(3) We assessed the appropriateness of the discounted cash flow model with the assistance of our internal valuation expert; and
We focused on this area due to the significance of the carrying amount of goodwill associated with the home renovation and furnishing reporting unit and given that significant judgment and estimates were involved in determining the significant assumptions (in particular the revenue growth rates and discount rate) for the impairment assessment.	(4) With the assistance of our internal valuation expert, we assessed the reasonableness of the significant assumptions used by management in the discounted cash flow model for the impairment assessment (primarily with respect to the revenue growth rates and discount rate) by reference to the current and past performance of the reporting unit, external market and industry data, and considering whether the significant assumptions were consistent with evidence obtained in other areas of the audit.
	Based on the procedures performed, we considered the significant judgments and estimates adopted by management in the impairment assessment of goodwill associate with the home renovation and furnishing reporting unit are supported by the evidence obtained.

INDEPENDENT AUDITOR'S REPORT

OTHER INFORMATION

The directors of the Company are responsible for the other information. The other information comprises all of the information included in the annual report other than the consolidated financial statements and our auditor's report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

RESPONSIBILITIES OF DIRECTORS AND THE AUDIT COMMITTEE FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with US GAAP and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors are responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

The Audit Committee is responsible for overseeing the Group's financial reporting process.

AUDITOR'S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. We report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

- Conclude on the appropriateness of the directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

INDEPENDENT AUDITOR'S REPORT

We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor's report is Yuen Kwok Sun.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, April 27, 2023

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Note	As of December 31, 2021 RMB	2022 RMB
ASSETS			
Current assets:			
Cash and cash equivalents	3	20,446,104	19,413,202
Restricted cash	3	6,286,105	6,181,057
Short-term investments	4	29,402,661	35,485,908
Short-term financing receivables, net of allowance for credit losses of RMB131,558 and RMB139,427 as of December 31, 2021 and 2022, respectively	7	702,452	667,224
Accounts receivable and contract assets, net of allowance for credit losses of RMB2,151,271 and RMB2,088,478 as of December 31, 2021 and 2022, respectively	6	9,324,952	4,163,022
Amounts due from and prepayments to related parties	25	591,342	405,956
Loan receivables from related parties	25	42,788	50,463
Prepayments, receivables and other assets	5	3,129,950	4,057,843
Total current assets		69,926,354	70,424,675
Non-current assets:			
Property, plant and equipment, net	8	1,971,707	2,036,553
Right-of-use assets	10	7,244,211	11,284,070
Long-term financing receivables, net of allowance for credit losses of RMB204 and nil as of December 31, 2021 and 2022, respectively	7	10,039	–
Long-term investments, net	11	17,038,171	17,925,653
Intangible assets, net	9	1,141,273	1,686,976
Goodwill	12	1,805,689	4,934,235
Long-term loan receivables from related parties		–	22,934
Other non-current assets		1,181,421	1,032,251
Total non-current assets		30,392,511	38,922,672
TOTAL ASSETS		100,318,865	109,347,347

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Note	As of December 31, 2021 RMB	2022 RMB
LIABILITIES			
Current liabilities			
Accounts payable (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB61,836 and RMB62,910 as of December 31, 2021 and 2022, respectively)	14	6,008,765	5,843,321
Amounts due to related parties (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB142,723 and RMB822 as of December 31, 2021 and 2022, respectively)	25	584,078	425,685
Employee compensation and welfare payable (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB404,715 and RMB386,874 as of December 31, 2021 and 2022, respectively)		9,834,247	9,365,512
Customer deposits payable (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB3,407,217 and RMB2,915,103 as of December 31, 2021 and 2022, respectively)		4,181,337	4,194,828
Income taxes payable (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB37,308 and RMB50,383 as of December 31, 2021 and 2022, respectively)		567,589	542,290
Short-term borrowings (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of nil and nil as of December 31, 2021 and 2022, respectively)	13	260,000	619,000
Lease liabilities current portion (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB9,618 and RMB369 as of December 31, 2021 and 2022, respectively)	10	2,752,795	4,972,345
Short-term funding debts (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB194,200 and nil as of December 31, 2021 and 2022, respectively)		194,200	–
Contract liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB7,590 and RMB5,572 as of December 31, 2021 and 2022, respectively)		1,101,929	3,260,269
Accrued expenses and other current liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB197,900 and RMB199,443 as of December 31, 2021 and 2022, respectively)	15	3,451,197	4,118,068
Total current liabilities		28,936,137	33,341,318

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Note	As of December 31, 2021 RMB	2022 RMB
Non-current liabilities			
Deferred tax liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB4,483 and RMB4,483 as of December 31, 2021 and 2022, respectively)	18	22,920	**351,186**
Lease liabilities non-current portion (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB3,416 and RMB23 as of December 31, 2021 and 2022, respectively)	10	4,302,934	**6,599,930**
Other non-current liabilities		1,381	**475**
Total non-current liabilities		4,327,235	**6,951,591**
TOTAL LIABILITIES		33,263,372	**40,292,909**
Commitments and contingencies	26		
SHAREHOLDERS' EQUITY			
KE Holdings Inc. shareholders' equity:			
Ordinary shares (US$0.00002 par value; 25,000,000,000 ordinary shares authorized, comprising of 24,114,698,720 Class A ordinary shares, 885,301,280 Class B ordinary shares. 2,705,911,235 and 3,601,547,279 Class A ordinary shares issued and outstanding as of December 31, 2021 and 2022, respectively; 885,301,280 and 156,426,896 Class B ordinary shares issued and outstanding as of December 31, 2021 and 2022, respectively)	20	489	**487**
Treasury shares		–	**(225,329)**
Additional paid-in capital		78,972,169	**80,302,956**
Statutory reserves		483,887	**660,817**
Accumulated other comprehensive loss		(2,639,723)	**(412,721)**
Accumulated deficit		(9,842,846)	**(11,405,850)**
Total KE Holdings Inc. shareholders' equity		66,973,976	**68,920,360**
Non-controlling interests		81,517	**134,078**
TOTAL SHAREHOLDERS' EQUITY		67,055,493	**69,054,438**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		100,318,865	**109,347,347**

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Note	For the Year Ended December 31, 2021 RMB	2022 RMB
Net revenues:			
Existing home transaction services		31,947,953	24,123,703
New home transaction services		46,472,378	28,650,374
Home renovation and furnishing		197,452	5,046,627
Emerging and other services		2,134,656	2,848,075
Total net revenues	2.22	80,752,439	60,668,779
Cost of revenues:			
Commission-split		(31,633,827)	(20,499,632)
Commission and compensation-internal		(26,303,507)	(17,853,694)
Cost of home renovation and furnishing		(195,869)	(3,562,068)
Cost related to stores		(3,809,757)	(3,346,436)
Others		(2,990,064)	(1,626,202)
Total cost of revenues		(64,933,024)	(46,888,032)
Gross profit		15,819,415	13,780,747
Operating expenses:			
Sales and marketing expenses		(4,309,116)	(4,573,382)
General and administrative expenses		(8,924,470)	(7,346,665)
Research and development expenses		(3,193,988)	(2,545,549)
Impairment of goodwill, intangible assets and other long-lived assets	8&9&12	(746,705)	(148,057)
Total operating expenses		(17,174,279)	(14,613,653)
Loss from operations		(1,354,864)	(832,906)
Interest income, net	17	354,567	743,484
Share of results of equity investees		36,606	44,588
Fair value changes in investments, net		564,804	(512,225)
Impairment loss for equity investments accounted for using measurement alternative	11	(183,789)	(591,876)
Foreign currency exchange gain (loss)		20,988	(127,362)
Other income, net	16	1,702,414	1,568,587
Income before income tax expense		1,140,726	292,290
Income tax expense	18	(1,665,492)	(1,689,574)
Net loss		(524,766)	(1,397,284)
Net loss attributable to non-controlling interests shareholders		637	11,210
Net loss attributable to KE Holdings Inc.		(524,129)	(1,386,074)
Net loss attributable to KE Holdings Inc.'s ordinary shareholders		(524,129)	(1,386,074)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Note	For the Year Ended December 31, 2021 RMB	2022 RMB
Net loss		(524,766)	(1,397,284)
Other comprehensive income (loss)			
Currency translation adjustments		(841,214)	2,602,071
Unrealized gains (losses) on available-for-sale investments, net of reclassification		35,578	(375,069)
Total other comprehensive income (loss)		(805,636)	2,227,002
Total comprehensive income (loss)		(1,330,402)	829,718
Comprehensive loss attributable to non-controlling interests shareholders		637	11,210
Comprehensive income (loss) attributable to KE Holdings Inc.		(1,329,765)	840,928
Comprehensive income (loss) attributable to KE Holdings Inc.'s ordinary shareholders		(1,329,765)	840,928
Weighted average number of ordinary shares used in computing net loss per share, basic and diluted			
– Basic	24	3,549,121,628	3,569,179,079
– Diluted	24	3,549,121,628	3,569,179,079
Net loss per share attributable to ordinary shareholders			
– Basic	24	(0.15)	(0.39)
– Diluted	24	(0.15)	(0.39)
Share-based compensation expenses included in:	19		
Cost of revenues		406,131	356,844
Sales and marketing expenses		110,446	121,396
General and administrative expenses		595,732	1,659,755
Research and development expenses		425,978	287,254

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Attributable to owners of KE Holdings Inc.									Non-controlling interests RMB	Total equity RMB
	Ordinary shares		Treasury shares		Additional paid-in capital RMB	Statutory reserves RMB	Accumulated other comprehensive income (loss) RMB	Accumulated deficit RMB	Total RMB		
	Shares	RMB	Shares	RMB							
Balance at January 1, 2021	3,491,415,360	482	–	–	77,433,882	392,834	(1,834,087)	(9,227,664)	66,765,447	27,069	66,792,516
Net loss	–	–	–	–	–	–	–	(524,129)	(524,129)	(637)	(524,766)
Exercise of share options	57,076,970	7	–	–	–	–	–	–	7	–	7
Share-based compensation	–	–	–	–	1,538,287	–	–	–	1,538,287	–	1,538,287
Appropriation to statutory reserves	–	–	–	–	–	91,053	–	(91,053)	–	–	–
Currency translation adjustments	–	–	–	–	–	–	(841,214)	–	(841,214)	–	(841,214)
Acquisition of subsidiaries with non-controlling interests	–	–	–	–	–	–	–	–	–	55,085	55,085
Unrealized gains on available-for-sale investments, before reclassification	–	–	–	–	–	–	45,242	–	45,242	–	45,242
Unrealized gains on available-for-sale investments, amounts reclassified from accumulated other comprehensive income	–	–	–	–	–	–	(9,664)	–	(9,664)	–	(9,664)
Balance at December 31, 2021	3,548,492,330	489	–	–	78,972,169	483,887	(2,639,723)	(9,842,846)	66,973,976	81,517	67,055,493

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Attributable to owners of KE Holdings Inc.										
	Ordinary shares		Treasury shares		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income (loss)	Accumulated deficit	Total	Non-controlling interests	Total equity
	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2022	3,548,492,330	489	-	-	78,972,169	483,887	(2,639,723)	(9,842,846)	66,973,976	81,517	67,055,493
Net loss	-	-	-	-	-	-	-	(1,386,074)	(1,386,074)	(11,210)	(1,397,284)
Exercise of share options	24,383,373	3	-	-	-	-	-	-	3	-	3
Vesting of restricted share units	576,720	-	-	-	-	-	-	-	-	-	-
Share-based compensation	-	-	-	-	2,425,249	-	-	-	2,425,249	-	2,425,249
Repurchase of ordinary shares	-	-	(41,707,914)	(1,319,796)	-	-	-	-	(1,319,796)	-	(1,319,796)
Cancellation of ordinary shares	(35,246,628)	(5)	35,246,628	1,094,467	(1,094,462)	-	-	-	-	-	-
Surrender of ordinary shares	(3)	-	-	-	-	-	-	-	-	-	-
Appropriation to statutory reserves	-	-	-	-	-	176,930	-	(176,930)	-	-	-
Currency translation adjustments	-	-	-	-	-	-	2,602,071	-	2,602,071	-	2,602,071
Acquisition of subsidiaries with non-controlling interests	-	-	-	-	-	-	-	-	-	63,771	63,771
Unrealized gains on available-for-sale investments, before reclassification	-	-	-	-	-	-	(470,589)	-	(470,589)	-	(470,589)
Unrealized gains on available-for-sale investments, amounts reclassified from accumulated other comprehensive income	-	-	-	-	-	-	95,520	-	95,520	-	95,520
Balance at December 31, 2022	3,538,205,792	487	(6,461,286)	(225,329)	80,302,956	660,817	(412,721)	(11,405,850)	68,920,360	134,078	69,054,438

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Year Ended December 31,	
	2021 RMB	2022 RMB
Cash flows from operating activities:		
Net loss	(524,766)	(1,397,284)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation of property, plant and equipment	879,729	918,261
Amortization of intangible assets	491,032	584,460
Net impairment losses (reversal) on financial assets	1,326,698	(21,059)
Impairment of goodwill, intangible assets and other long-lived assets	746,705	148,057
Equity method investment impairment	2,914	–
Provision (reversal) of credit losses for financing receivables	124,335	18,658
Deferred tax benefits	(170,065)	301,788
Share of results of equity investees	(39,520)	(44,588)
Dividends received from long-term investments	76,619	55,812
Fair value changes in investments	(564,804)	512,225
Impairment loss for equity investments accounted for using measurement alternative	183,789	591,876
Gain on short-term investments	(487,724)	(795,804)
Foreign currency exchange loss (gain)	(20,988)	127,362
Loss (gain) on disposal of property, plant and equipment and intangible assets	467	(653)
Share-based compensation expenses	1,538,287	2,425,249
Changes in assets and liabilities:		
Accounts receivable	2,646,058	5,160,705
Amounts due from and prepayments to related parties	(106,993)	185,386
Prepayments, receivables and other assets	1,450,492	(382,652)
Right-of-use assets	(418,389)	(3,509,206)
Other non-current assets	(11,331)	(54,005)
Accounts payable	(566,709)	(866,389)
Amounts due to related parties	329,823	(158,393)
Employee compensation and welfare payable	(1,399,663)	(957,551)
Customer deposits payable	(2,561,919)	13,491
Contract liabilities	367,772	921,104
Lease liabilities	588,714	4,073,669
Accrued expenses and other current liabilities	80,442	652,832
Income taxes payable	(418,876)	(41,688)
Other liabilities	52,993	(909)
Net cash provided by operating activities	3,595,122	8,460,754
Cash flows from investing activities:		
Purchases of short-term investments	(47,854,690)	(46,917,596)
Maturities of short-term investments	37,978,991	52,337,167
Cash paid for business combinations, net of cash acquired	(21,842)	(3,147,760)
Proceeds from disposal of a subsidiary, property, plant and equipment and long-lived assets	18,521	19,126
Purchases of property, plant and equipment and intangible assets	(1,429,977)	(793,032)
Financing receivables originated	(32,966,185)	(11,529,591)
Collections of financing receivables principal	36,279,018	11,556,201
Purchases of long-term held-to-maturity debt investments	(136,322)	–
Purchases of available-for-sale debt investments	(8,544,633)	(1,242,573)
Purchases of long-term other investments	(9,458,545)	(12,161,577)
Sales and maturities of available-for-sale debt investments	715,957	2,928,668
Proceeds from disposal of other long-term investments	542,043	509,221
Loans to related parties	(28,100)	(50,124)
Repayments of loans from related parties	21,690	19,515
Net cash used in investing activities	(24,884,074)	(8,472,355)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Year Ended December 31,	
	2021 RMB	2022 RMB
Cash flows from financing activities:		
Cash paid for non-controlling interests in subsidiaries	(870)	–
Repurchase of ordinary shares	–	(1,319,796)
Proceeds from issuance of ordinary shares upon exercise of share option	7	3
Proceeds from short-term borrowings	260,000	759,000
Repayments of short-term borrowings	–	(400,000)
Proceeds from funding debts	507,543	133,400
Repayments of funding debts	(1,840,853)	(327,600)
Net cash used in financing activities	(1,074,173)	(1,154,993)
Effect of exchange rate change on cash, cash equivalents and restricted cash	(442,141)	28,644
Net decrease in cash and cash equivalents and restricted cash	(22,805,266)	(1,137,950)
Cash, cash equivalents and restricted cash at the beginning of the year Including:		
Cash and cash equivalents at the beginning of the year	40,969,979	20,446,104
Restricted cash at the beginning of the year	8,567,496	6,286,105
Total	49,537,475	26,732,209
Cash, cash equivalents and restricted cash at the end of the year Including:		
Cash and cash equivalents at the end of the year	20,446,104	19,413,202
Restricted cash at the end of the year	6,286,105	6,181,057
Total	26,732,209	25,594,259
Supplemental disclosures:		
Cash paid for income taxes	(2,295,576)	(1,446,640)
Cash paid for interest	(4,671)	(13,625)
Non-cash investing and financing activities		
Accretion of convertible redeemable preferred shares to redemption value	–	–
Changes in accounts payable related to property, plant and equipment addition	20,142	93,726
Issuance of ordinary shares for purchase of non-controlling interests	–	–

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION

(a) Principle activities, subsidiaries and VIEs

KE Holdings Inc. ("the Company") was incorporated in the Cayman Islands on July 6, 2018 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company through its consolidated subsidiaries, variable interest entities (the "VIE"s) and the subsidiaries of the VIEs (collectively, the "Group"), is principally engaged in operating a leading integrated online and offline platform for housing transactions and services in the People's Republic of China (the "PRC" or "China").

As of December 31, 2022, the details of the Company's major subsidiaries and consolidated VIEs (inclusive of the VIEs' subsidiaries) are as follows:

Name	Place and date of incorporation or acquisition	Registered/ Issued and paid-up Capital ('000)	Attributable equity interest of the Group	Principal activities and place of operation
Subsidiaries				
Beike Group (Cayman) Limited	Cayman Island, August 6, 2018	USD6,000,010	100%	Investment holding in Cayman Island
Beike Group (BVI) Limited	British Virgin Islands, July 12, 2018	USD10	100%	Investment holding in British Virgin Islands
Sharehome HK International Limited	Hong Kong, December 16, 2016	HKD1,000	100%	Investment holding in Hong Kong
Beike (Tianjin) Investment Co., Ltd. ("Beike Tianjin")	PRC, September 29, 2018	USD500,000	100%	Investment holding in the PRC
Jinbei (Tianjin) Technology Co., Ltd. ("Jinbei Technology")	PRC, August 22, 2018	USD100	100%	Investment holding in the PRC
Beike Jinke (Tianjin) Technology Co., Ltd. ("Beike Jinke")	PRC, October 30, 2018	USD5,000	100%	Investment holding in the PRC
Lianjia (Tianjin) Enterprise Management Co., Ltd. ("Lianjia Enterprise Management")	PRC, August 13, 2018	RMB209,539	100%	Investment holding in the PRC
Beijing Lianjia Zhidi Real Estate Brokerage Co., Ltd. ("Lianjia Zhidi")	PRC, July 25, 2005	RMB10,000	100%	Agency service in the PRC
Deyou Real Estate Agency Co., Ltd. ("Deyou Real Estate Agency")	PRC, September 5, 2002	RMB50,000	100%	Agency service in the PRC
Beike Zhaofang (Beijing) Technology Co., Ltd. ("Beike Zhaofang")	PRC, August 3, 2015	RMB10,000	100%	Research and development in the PRC
Beike Technology Co., Ltd.	PRC, June 28, 2017	RMB100,000	100%	Research and development in the PRC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION (continued)

(a) Principle activities, subsidiaries and VIEs (continued)

Name	Place and date of incorporation or acquisition	Registered/ Issued and paid-up Capital ('000)	Attributable equity interest of the Group	Principal activities and place of operation
Consolidated VIEs				
Beijing Lianjia Real Estate Brokerage Co., Ltd. ("Beijing Lianjia")[i]	PRC, September 30, 2001	RMB19,369	100%	Mobile application development and operation in the PRC
Beijing Yiju Taihe Technology Co., Ltd. ("Yiju Taihe")	PRC, July 23, 2010	RMB753,036	100%	Holding company of licensed financial business in the PRC
Tianjin Xiaowu Information & Technology Co., Ltd. ("Tianjin Xiaowu")	PRC, November 14, 2017	RMB10,000	100%	Mobile application and webpage development and operation in the PRC
Subsidiaries of VIEs				
Beijing Zhongrongxin Financing Guarantee Co., Ltd.	PRC, November 10, 2006	RMB1,300,000	100%	Financing guarantee in the PRC
Beijing Ehomepay Technologies Co., Ltd.	PRC, August 8, 2013	RMB100,000	100%	Third party payment in the PRC

(i)   The Company has 30% direct shareholding in Beijing Lianjia through one of its wholly owned PRC subsidiaries. The Company depends on a series of contractual arrangements to provide its subsidiary with a "controlling financial interest" in the VIEs, as defined in FASB ASC 810.

(ii)   The English names of the subsidiaries and VIEs represent the best effort by the management of the Company in translating its Chinese names as they do not have official English name.

(b) History and reorganization of the Group

The Group commenced operations in the PRC in 2001 through Beijing Lianjia, which was established in September 2001 by Mr. Zuo Hui (the "Founder" and permanent chairman emeritus of the Company). Beijing Lianjia and its subsidiaries developed various businesses over time and expanded nationwide in China. During January 2017, the Group restructured Yiju Taihe, which was originally a subsidiary of Beijing Lianjia and operated financial service businesses, to mirror the holding structure substantially identical to that of Beijing Lianjia. In November 2017, the Group incorporated Tianjin Xiaowu, to conduct operations related to value-added telecommunication services. The Founder is the ultimate controlling party of the Group as he has held majority voting power over the Group throughout the Group's history.

1.   ORGANIZATION (continued)

(b)   History and reorganization of the Group (continued)

Along with the launch of the Group's Beike platform, the Company was incorporated in the Cayman Islands in July 2018 as the Group's holding company to facilitate offshore financing. During July to December 2018, the Company established a series of intermediary holding entities which directly or indirectly hold the equity interests in Beike Tianjin, Jinbei Technology, and Beike Jinke, all of which are the Company's wholly-owned PRC subsidiaries (collectively, "WFOEs"). Through a series of transactions, most of the original subsidiaries of Beijing Lianjia have become the subsidiaries of the applicable WFOEs and the Group's other PRC subsidiaries. For example, most of Beijing Lianjia's operating entities are transferred to Lianjia Zhidi and Lianjia Enterprise Management, both of which are wholly-owned subsidiaries of Beike Tianjin.

Then, through a series of reorganization transactions (the "Reorganization"), the Company became the primary beneficiary of Beijing Lianjia, Yiju Taihe and Tianjin Xiaowu through contractual arrangements. In connection with the Reorganization, most of the shareholders of Beijing Lianjia and Yiju Taihe or such shareholders' affiliates subscribed for ordinary shares, Series B and C convertible redeemable preferred shares of the Company as applicable, substantially in proportion to their previous respective equity interests in Beijing Lianjia and Yiju Taihe prior to the Reorganization. To effect the Reorganization, the Group returned onshore capital of RMB3,000 million and RMB6,931 million to preferred shareholder in 2018 and 2019, respectively. Such capital was reinjected to the Group offshore in 2019.

The Reorganization was completed on December 28, 2018.

During the second quarter of 2020, certain subsidiaries of Yiju Taihe operating businesses that do not restrict foreign ownership became the subsidiaries of the WFOEs.

On July 22, 2020, the Company effected a 5-for-1 share subdivision, following which each of the Company's issued ordinary shares and preferred shares was subdivided into five ordinary shares and preferred shares, respectively. Upon the subdivision, the number of shares reserved for issuance under the Company's existing share incentive plans and the number of shares to be issued under the options and other awards granted by the Company pursuant to the existing share incentive plans were adjusted to reflect the subdivision. All applicable share data, per share amounts and related information in the consolidated financial statements and notes thereto have been adjusted retroactively to give effect to the 5-for-1 share subdivision.

The Company has completed its initial public offering and been listed on the New York Stock Exchange since August 2020.

The Company has completed its listing on the Hong Kong Stock Exchange by way of introduction in May 2022.

1. ORGANIZATION (continued)

(c) VIE Companies

Due to the restrictions imposed by PRC laws and regulations on foreign ownership of companies engaged in value-added telecommunication services, finance businesses and certain other businesses, the Group operates its platforms and other restricted businesses in the PRC through certain PRC domestic companies, whose equity interests are held by certain management members of the Group and several other individuals and entities affiliated with the Group ("Nominee Shareholders"). The Group depends on a series of contractual arrangements with these PRC domestic companies and their respective Nominee Shareholders to provide its subsidiary with a "controlling financial interest" in the VIEs, as defined in FASB ASC 810, making it the primary beneficiary of the VIEs. These contractual agreements include powers of attorney, exclusive business cooperation agreements, exclusive option agreements, equity pledge agreements and spousal consent letters. These contractual agreements can be extended at the Group's relevant PRC subsidiaries' options prior to the expiration dates. Management concludes that these PRC domestic companies are VIEs of the Group, of which the Group is the ultimate primary beneficiary. As such, the Group consolidated the financial results of these PRC domestic companies and their subsidiaries in the Group's consolidated financial statements.

The following is a summary of the contractual agreements (collectively, "Contractual Agreements") that the Group, through its subsidiaries, entered into with the VIEs and their Nominee Shareholders:

1. ORGANIZATION (continued)

(c) VIE Companies (continued)

i) Contractual Agreements with VIEs

Power of Attorney

Pursuant to the power of attorney agreements among the WFOEs, the VIEs and their respective Nominee Shareholders, each Nominee Shareholder of the VIEs irrevocably undertakes to appoint the WFOE, or a PRC citizen designated by the WFOE as the attorney-in-fact to exercise all of the rights as a shareholder of the VIEs, including, but not limited to, the right to convene and attend shareholders' meeting, vote on any resolution that requires a shareholder vote, such as appoint or remove directors and other senior management, and other voting rights pursuant to the articles of association (subject to the amendments) of the VIEs. Each power of attorney agreement is irrevocable and remains in effect as long as the Nominee Shareholder continues to be a shareholder of the VIEs.

Exclusive Business Cooperation Agreements

Pursuant to the exclusive business cooperation agreements among the WFOEs and the VIEs, respectively, the WFOEs have the exclusive right to provide the VIEs with services related to, among other things, comprehensive technical support, professional training, consulting services and marketing and promotional services. Without prior written consent of the WFOEs, the VIEs agree not to directly or indirectly accept the same or any similar services provided by any others regarding the matters ascribed by the exclusive business cooperation agreements. The VIEs agree to pay the WFOEs services fees, which will be determined by the WFOEs. The WFOEs have the exclusive ownership of intellectual property rights created as a result of the performance of the agreements. The agreements will remain effective except that the WFOEs are entitled to terminate the agreements in writing.

1. ORGANIZATION (continued)

(c) VIE Companies (continued)

    i)   *Contractual Agreements with VIEs (continued)*

        Exclusive Option Agreements

Pursuant to the exclusive option agreements among the WFOEs, the VIEs and their respective Nominee Shareholders, the Nominee Shareholders of the VIEs irrevocably grant the respective WFOEs an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of their equity interests in the VIEs (except for 3.03% of Beijing Lianjia's equity interests pledged to a third party as of December 31, 2018, while the pledge was removed in December 2019 and all equity interests were subject to the exclusive option agreements).The purchase price with respect to the equity interests in Tianjin Xiaowu shall be the amount of paid-in capital or the lowest price permitted by applicable PRC law, and the purchase price with respect to the equity interests in other VIEs shall be the higher of RMB1 or the lowest price permitted by applicable PRC law. The shareholders of the VIEs further undertake to pay to the WFOEs any dividends and other distributions they receive in relation to the equity interests they held in the VIEs, to the extent permitted by PRC law. The shareholders of the VIEs undertake that, without prior written consent of the WFOEs, they will not create any pledge or encumbrance on their equity interests in the VIEs, approve any transfer or in any manner disposal of their equity interests, or any disposition of any assets of the VIEs (other than limited exceptions). The shareholders of each of the VIEs agree, among other things, without prior written consent of the WFOEs, not to cause the relevant VIEs to merge with any other entities, increase or decrease its registered capital, declare or distribute dividends, amend its articles of association, enter into any material contract (other than those occurring in the ordinary course of business), appoint or remove its directors, supervisors or other management, be liquidated or dissolved (unless mandated by PRC laws), lend or borrow money (except for payables incurred in the ordinary course of business other than through loans) or undertake any actions that may adversely affect the VIEs' operating status and asset value. These agreements will remain effective until all of the equity interests of the relevant VIEs have been transferred to the WFOEs and/or its designated person. Jinbei Technology has the unilateral right to terminate the agreement with Tianjin Xiaowu.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION (continued)

(c) VIE Companies (continued)

i) Contractual Agreements with VIEs (continued)

Equity Pledge Agreements

Pursuant to the equity pledge agreements among the WFOEs, the VIEs and their respective Nominee Shareholders, the Nominee Shareholders of the VIEs pledged all of their respective equity interests in the VIEs to the WFOEs as security for performance of the obligations of the VIEs and their Nominee Shareholders under the exclusive business cooperation agreements, the power of attorney agreements, the exclusive option agreements and the equity pledge agreements, except for 3.03% of Beijing Lianjia's equity interests pledged to a third party as of December 31, 2018. The pledge was removed in December 2019 and all equity interests became subject to the equity pledge agreements. The Nominee Shareholders of the VIEs also undertake that, during the term of the equity pledge agreements, unless otherwise approved by the WFOEs in writing, they will not transfer the pledged equity interests or create or allow any new pledge or other encumbrance on the pledged equity interests. As of the date of this report, the Group has registered all such equity pledges with the local branch of the State Administration for Market Regulation in accordance with PRC laws to perfect the respective equity pledges. After the completion of the equity pledge registrations, in the event of a breach by the VIEs or its shareholders of contractual obligations under these agreements, the WFOEs will have the right to dispose of the pledged equity interests in the VIEs.

Spousal Consent Letters

Pursuant to the spousal consent letters, each of the spouses of the applicable individual Nominee Shareholders of the VIEs unconditionally and irrevocably agrees that the equity interest in the VIEs held by and registered in the name of his or her respective spouse will be disposed of pursuant to the relevant exclusive business cooperation agreements, equity pledge agreements, the exclusive option agreements and the power of attorney agreements, without his or her consent. In addition, each of them agrees not to assert any rights over the equity interest in the VIEs held by her respective spouses. In addition, in the event that any of them obtains any equity interest in the VIEs held by their respective spouses for any reason, such spouses agree to be bound by similar obligations and agreed to enter into similar contractual arrangements.

1.   ORGANIZATION (continued)

(c)   VIE Companies (continued)

ii)   *Risks in relation to VIE structure*

Part of the Group's business is conducted through the VIEs of the Group, of which the Company is the ultimate primary beneficiary. The Company has concluded that (i) the ownership structure of the VIEs is not in violation of any existing PRC law or regulation in any material respect; and (ii) each of the VIE Contractual Agreements is valid, legally binding and enforceable to each party of such agreements and will not result in any violation of PRC laws or regulations currently in effect. However, uncertainties in the PRC legal system could cause the relevant regulatory authorities to find the current VIE Contractual Agreements and businesses to be in violation of any existing or future PRC laws or regulations.

On March 15, 2019, the National People's Congress adopted the Foreign Investment Law of the PRC, which became effective on January 1, 2020, together with their implementation rules and ancillary regulations. The Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, but it contains a catch-all provision under the definition of "foreign investment", which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. It is unclear that whether the Group's corporate structure will be seen as violating the foreign investment rules as the Group are currently leveraging the contractual arrangements to operate certain businesses in which foreign investors are prohibited from or restricted to investing. If variable interest entities fall within the definition of foreign investment entities, the Group's ability to use the contractual arrangements with the VIE and the Group's ability to conduct business through the VIEs could be severely limited.

In addition, if the Group's corporate structure and the contractual arrangements with the VIEs through which the Group conducts its business in the PRC were found to be in violation of any existing or future PRC laws and regulations, the Group's relevant PRC regulatory authorities could:

- revoke or refuse to grant or renew the Group's business and operating licenses;

- restrict or prohibit related party transactions between the wholly owned subsidiary of the Group and the VIEs;

- impose fines, confiscate income or other requirements which the Group may find difficult or impossible to comply with;

- require the Group to alter, discontinue or restrict its operations;

- restrict or prohibit the Group's ability to finance its operations; and

- take other regulatory or enforcement actions against the Group that could be harmful to the Group's business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION (continued)

(c) VIE Companies (continued)

ii) Risks in relation to VIE structure (continued)

The imposition of any of these penalties may result in a material and adverse effect on the Group's ability to conduct the Group's businesses. In addition, if the imposition of any of these penalties causes the Group to lose the rights to direct the activities of the VIEs or the right to receive its economic benefits, the Group would no longer be able to consolidate the VIEs. The management believes that the likelihood for the Group to lose such ability is remote based on current facts and circumstances. However, the interpretation and implementation of the laws and regulations in the PRC and their application to an effect on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the Group herein in respect of the legality, binding effect and enforceability of each of the contractual arrangements. Meanwhile, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to the Group to enforce the contractual arrangements should the VIEs or the Nominee Shareholders of the VIEs fail to perform their obligations under those arrangements.

Summary of Financial Information of the VIEs

In accordance with VIE Contractual Agreements, the Company (1) could exercise all shareholder's rights of the VIEs and has power to direct the activities that most significantly affects the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs. Accordingly, the Company is considered as ultimate primary beneficiary of the VIEs and has consolidated the VIEs' financial results of operations, assets and liabilities in the Company's consolidated financial statements. Therefore, the Company considers that there are no assets in the VIEs that can be used only to settle obligations of the VIEs, except for the registered capital of the VIEs amounting to approximately RMB2.8 billion and RMB2.5 billion as of December 31, 2021 and 2022, as well as certain non-distributable statutory reserves amounting to approximately RMB74.0 million and RMB109.3 million as of December 31, 2021 and 2022. As the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the VIEs. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Group is conducting certain businesses in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

The following table sets forth the assets, liabilities, results of operations and changes in cash, cash equivalents and restricted cash of the consolidated VIEs (inclusive of the VIEs' subsidiaries, and the consolidated trusts as discussed in Note 2.11) taken as a whole, which were included in the Group's consolidated financial statements with intercompany transactions eliminated. The following disclosures present the financial positions of the businesses that currently constitute the VIE entities as of December 31, 2021 and 2022 and the operation results for the years ended December 31, 2021 and 2022.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION (continued)

Summary of Financial Information of the VIEs (continued)

	As of December 31,	
	2021	2022
	RMB	RMB
	(in thousands)	
Cash and cash equivalents	2,465,384	1,873,989
Restricted cash	5,417,243	3,806,783
Short-term investments	324,804	447,583
Short-term financing receivables, net	640,419	645,884
Accounts receivable, net	25,186	23,374
Amounts due from and prepayments to related parties	336,223	335,067
Loan receivables from related parties	20,000	20,000
Prepayments, receivables and other assets	261,543	391,727
Amounts due from non-VIE subsidiaries of the Group	2,805,071	3,041,482
Total current assets	12,295,873	10,585,889
Property and equipment, net	93,031	82,753
Right-of-use assets	13,522	73
Long-term financing receivables, net	10,039	–
Long-term investments, net	361,375	–
Intangible assets, net	40,754	33,786
Goodwill	7,522	7,522
Other non-current assets	85,224	66,128
Total non-current assets	611,467	190,262
Total assets	12,907,340	10,776,151
Accounts payable	61,836	62,910
Amounts due to related parties	142,723	822
Employee compensation and welfare payable	404,715	386,874
Customer deposits payable	3,407,217	2,915,103
Income taxes payable	37,308	50,383
Lease liabilities current portion	9,618	369
Short-term funding debts	194,200	–
Contract liabilities	7,590	5,572
Accrued expenses and other current liabilities	197,900	199,443
Amounts due to non-VIE subsidiaries of the Group	4,816,025	3,432,642
Total current liabilities	9,279,132	7,054,118
Deferred tax liabilities	4,483	4,483
Lease liabilities non-current portion	3,416	23
Total non-current liabilities	7,899	4,506
Total liabilities	9,287,031	7,058,624

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION (continued)

Summary of Financial Information of the VIEs (continued)

	For the Year Ended December 31,	
	2021 RMB	2022 RMB
	(in thousands)	
Total net revenues from third party	946,883	470,564
Total net revenues from non-VIE subsidiaries of the Group	184,717	183,146
Total net revenues	1,131,600	653,710
Net income (loss)	(52,557)	97,023

	For the Year Ended December 31,	
	2021 RMB	2022 RMB
	(in thousands)	
Net cash used in operating activities	(1,604,900)	(1,537,384)
Net cash provided by investing activities	3,784,129	185,267
Net cash used in financing activities	(1,440,230)	(849,738)
Net increase (decrease) in cash, cash equivalents and restricted cash	738,999	(2,201,855)

2. SIGNIFICANT ACCOUNTING POLICIES

2.1 (a) Impact of newly adopted accounting pronouncement

In August 2020, the FASB issued ASU No. 2020-06, "Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity's Own Equity (Subtopic 815-40)". The amendments in this update affect entities that issue convertible instruments and/or contracts indexed to and potentially settled in an entity's own equity. The new ASU eliminates the beneficial conversion and cash conversion accounting models for convertible instruments. It also amends the accounting for certain contracts in an entity's own equity that are currently accounted for as derivatives because of specific settlement provisions. In addition, the new guidance modifies how particular convertible instruments and certain contracts that may be settled in cash or shares impact the diluted EPS computation. The amendments in the ASU are effective for public business entities that meet the definition of an SEC filer, excluding entities eligible to be smaller reporting companies as defined by the SEC, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. The Company adopted the standard effective January 1, 2022 on a prospective basis. The adoption of the new standard did not have a material impact on the Company's consolidated financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1 (a) Impact of newly adopted accounting pronouncement (continued)

In November 2021, the FASB issued ASU No. 2021-10, "Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance," which requires disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy. The standard is effective for public companies for fiscal years beginning after December 15, 2021. The Company adopted the standard effective January 1, 2022 on a prospective basis. The adoption of the new standard did not have a material impact on the Company's consolidated financial statements.

2.1 (b) Recently issued accounting pronouncements not yet adopted

In October 2021, the FASB issued ASU No. 2021-08, "Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers", which requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination as if it had originated the contracts. The standard is effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022. Early adoption is permitted. The Company does not expect the adoption of this standard to have a significant impact on its consolidated financial statements.

In June 2022, the FASB issued ASU No. 2022-03, "Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions", which clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The standard also requires certain disclosures for equity securities subject to contractual sale restrictions. The standard is effective for public companies for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. Early adoption is permitted. The Company does not expect the adoption of this standard to have a significant impact on its consolidated financial statements.

2.2 Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Significant accounting policies followed by the Group in the preparation of its accompanying consolidated financial statements are summarized below.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.2 Basis of preparation (continued)

Change in segment

Subsequent to the acquisition of Shengdu Home Renovation Co., Ltd ("Shengdu") (Note 22), the Group changed its organizational structure, resulting in four reportable segments: existing home transaction services, new home transaction services, home renovation and furnishing, and emerging and other services. Prior period segment results have been recast to conform to the current presentation. See Note 23. "Segment Information" for additional information.

Change in method of accounting for capitalization of costs to obtain a contract as incurred

On January 1, 2022, the Group elected to change its method of accounting for contract cost capitalization. In prior years, the Group used the practical expedient under ASC 606 to expense the costs to obtain a contract as incurred when the expected amortization period is one year or less. Starting in this year, the group recognizes as an asset the incremental costs of obtaining a contract with customer if the Group expects to recover those costs. An asset related to an obligation satisfied over time is amortized using a method consistent with the method used to measure progress and recognize revenue over the contract term. An asset related to an obligation satisfied at point in time is expensed upon the transfer of control of the goods or services to which the asset relates. The new method of accounting is considered preferable as the amortization of the contract cost is consistent with the pattern of the newly acquired home renovation services' revenue recognition.

The prior period financial statements have not been adjusted as the accumulated effect of the change to the accounting principal on periods prior to those presented is immaterial. The following financial statement line items for fiscal years 2022 were affected by the change in accounting principle.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.2 Basis of preparation (continued)

Change in method of accounting for capitalization of costs to obtain a contract as incurred (continued)

The consolidated balance sheet as of December 31, 2022 was as followed:

	As of December 31, 2022		
	As computed under the practical expedient	As reported under the new accounting method	Effect of change
	RMB	RMB	RMB
	(in thousands)		
ASSETS:			
Prepayments, receivables, other current and non-current other assets	4,059,390	4,057,843	(1,547)
TOTAL ASSETS	**109,348,894**	**109,347,347**	**(1,547)**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Accumulated deficit	(11,404,303)	(11,405,850)	(1,547)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**109,348,894**	**109,347,347**	**(1,547)**

The consolidated statement of comprehensive income (loss) for the year ended December 31, 2022 was as followed:

	For the Year Ended December 31, 2022		
	As computed under the practical expedient	As reported under the new accounting method	Effect of change
	RMB	RMB	RMB
	(in thousands)		
Sales and marketing expenses	(4,571,835)	(4,573,382)	(1,547)
Total operating expenses	**(14,612,106)**	**(14,613,653)**	**(1,547)**
Net income (loss) attributable to KE Holdings Inc.'s ordinary shareholders	**(1,384,527)**	**(1,386,074)**	**(1,547)**
Net income (loss) per share attributable to ordinary shareholders			
– Basic	(0.39)	(0.39)	–
– Diluted	(0.39)	(0.39)	–

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.3 Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the consolidated VIEs (inclusive of the VIEs' subsidiaries) for which the Company is the ultimate primary beneficiary.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the Board of directors, to cast a majority of votes at the meeting of the Board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A consolidated VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, has the power to direct the activities that most significantly impact the entity's economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiaries is the primary beneficiary of the entity.

All transactions and balances between the Company, its subsidiaries, consolidated VIEs (inclusive of VIEs' subsidiaries) have been eliminated upon consolidation. The results of subsidiaries and VIEs acquired or disposed of during the year are recorded in the consolidated statements of comprehensive income (loss) from the effective dates of acquisition or up to the effective dates of disposal, as appropriate.

2.4 Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reporting periods in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group's consolidated financial statements include, but are not limited to (i) revenue recognition, (ii) provision for credit losses of accounts receivable, financing receivables and other receivables, (iii) assessment for impairment of long-lived assets, intangible assets and goodwill, (iv) valuation and recognition of share-based compensation expenses, (v) useful lives of property, plant and equipment and intangible assets, (vi) fair value of short-term and long-term investments, and derivative instruments, (vii) incremental borrowing rate used to account for leases, (viii) valuation of intangible asset arising from business combination transaction, (ix) provision for income tax and valuation allowance for deferred tax assets, and (x) liabilities related to employee welfare benefits. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.5 Foreign currencies and foreign currency translation

The Group's reporting currency is Renminbi ("RMB"). The functional currency of the Company and its subsidiaries incorporated in the Cayman Islands, BVI and Hong Kong is United States dollars ("US$") and the functional currency of the PRC entities in the Group is RMB. The Company's subsidiaries with operations in other jurisdictions generally use their respective local currencies as their functional currencies.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in foreign currency exchange gain (loss) in the consolidated statements of comprehensive income (loss).

The financial statements of the Group are translated from the functional currencies into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Revenues, expenses, gain and loss are translated into RMB using the periodic average exchange rates. Translation differences are recorded currency translation adjustments as a component of other comprehensive income (loss) in the consolidated statements of comprehensive income (loss).

2.6 Fair value measurements

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurement for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.6 Fair value measurements (continued)

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

Accounting guidance also describes three main approaches to measure the fair value of assets and liabilities: 1) market approach; 2) income approach and 3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

2.7 Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal or use, and which have original maturities less than three months and are readily convertible to known amount of cash.

2.8 Restricted cash

Cash that is legally or contractually restricted as to withdrawal or for use or pledged as security is reported separately on the face of the consolidated balance sheets. In accordance with Accounting Standards Codification ("ASC") 230, the amounts generally described as restricted cash and restricted cash equivalents are included in the total cash, cash equivalents and restricted cash balances in the consolidated statements of cash flows.

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

2.8   Restricted cash (continued)

The Group's restricted cash is mainly comprised of 1) cash received from the property buyers but not yet paid to the sellers through the Group's online payment platform, which is placed with banks in escrow accounts; 2) security deposits for the Group's guarantee and financing services; 3) borrowings from commercial banks for limited purpose; and 4) other miscellaneous restricted cash.

2.9   Short-term investments

Short-term investments include investments in financial instruments with a variable interest rate indexed to performance of underlying assets. For equity classified securities, in accordance with ASC 825 – "Financial Instruments", the Group elected the fair value option at the date of initial recognition and carried these investments at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive income (loss).

The Group also holds debt classified securities, and accounts for such investments in accordance with ASC Topic 320, Investments – Debt Securities ("ASC 320"). The Group classifies the short-term investments in debt as held-to-maturity, trading or available-for-sale, whose classification determines the respective accounting methods stipulated by ASC 320. Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in earnings. Any realized gains or losses on the sale of the short-term investments are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized.

Held-to-maturity investments include debt instruments issued by private companies for which the Group has the positive intent and ability to hold those securities to maturity, and time deposits represent time deposits placed with banks with maturities more than three months. The Group account for the held-to-maturity debt securities at amortized cost less allowance for credit losses.

The allowance for credit losses of the held-to-maturity debt securities reflects the Group's estimated expected losses over the contractual lives of the held-to-maturity debt securities and is charged to "Other income, net" in the consolidated statements of comprehensive income (loss). Estimated allowances for credit losses are determined by considering reasonable and supportable forecasts of future economic conditions in addition to information about past events and current conditions. As of December 31, 2021 and 2022, the allowance for credit losses provided for the held-to-maturity debt securities held by the Group was insignificant.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.9 Short-term investments (continued)

Debt securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities, in accordance with ASC 320. Unrealized holding gains and losses for trading securities are included in earnings.

Debt investments not classified as trading or as held-to-maturity are classified as available-for-sale debt investments, which are reported at fair value, with unrealized gains and losses recorded in "Accumulated other comprehensive income (loss)" on the consolidated balance sheets.

Investments with expected maturity of over a year are classified as long-term investments. Investments with maturity date within one year will be reclassified to short-term investments.

2.10 Accounts receivable

Accounts receivable represents those receivables derived in the ordinary course of business, net of allowance for credit losses, including receivable from real estate property sellers, buyers and agents from the platform. Starting from January 1, 2020, the Group adopted ASC 326 and assesses the accounts receivable and establishes a reserve to reflect the net amount expected to be collected. The allowance is management's estimate of expected credit losses after considering historical collection activity, the nature of the receivable, the current business environment and forecasts that may affect the customers' ability to pay. Management estimated the allowance by segmenting accounts receivable based on certain credit risk characteristics and determining an expected loss rate for each segmentation based on historical loss experience adjusted for judgments about the effects of relevant observable data including current and future economic conditions.

The allowance for credit losses and corresponding receivables were written off when they are determined to be uncollectible.

2.11 Financing receivables

The Group generates financing receivables by providing personal credit loans to property buyers, tenants and other individual borrowers. The Group has the intent and the ability to hold such financing receivables for the foreseeable future or until maturity or payoff.

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

2.11   Financing receivables (continued)

Financing receivables from consolidated Trusts

The Group has entered into arrangements with consolidated trusts ("Trusts"), pursuant to which the Group invested in the financing receivables using funds from the consolidated Trusts. The Trusts are administered by third-party trust companies, which act as the trustees, with funds contributed by the Group and/or other third-party investors for the purposes of providing returns to the beneficiary of the Trusts. The Group has power to direct the activities of the Trusts and has the obligation to absorb losses or the right to receive benefits from the Trusts that could potentially be significant to the Trusts. As a result, the Trusts are considered consolidated VIEs of the Group under ASC 810 – "Consolidation".

Therefore the loans funded by the consolidated Trusts are recorded as the Group's financing receivables. The proceeds received from the third-party investors are recognized as funding debts. Cash received via consolidated Trusts that has not yet been distributed is recorded as restricted cash.

Financing receivables from micro-loan platforms

The Group also offers micro loans to borrowers via micro-loan platforms. The loans offered mainly include: 1) installment loans for home renovation and furnishing to property owners; 2) loans provided to external small property agents; 3) loans provided to other individuals. As the Group undertakes substantially all the risks and rewards, the micro loans are recognized as financing receivables on the consolidated balance sheets.

Measurement of financing receivables

Financing receivables are measured at amortized cost and reported on the consolidated balance sheets at outstanding principal adjusted for any write-offs and the allowance for credit losses.

Allowance for credit losses

Starting from January 1, 2020, the Group adopted ASU No. 2016-13 and estimated the allowance for credit losses to reflect the Group's estimated expected losses. The Group assesses the allowance for credit losses, mainly based on the past collection experience as well as consideration of current and future economic conditions and changes in the Group's customer collection trends. The provision for credit losses represents an estimate of the losses expected to be incurred from the Group's finance receivable portfolio. The Group uses projected risk parameters (e.g. probability of default and loss given default (severity)) to estimate the allowance of different segmentations, driven primarily by business type, on a collective basis. This projected risk parameters are primarily based upon historical loss experience adjusted for judgments about the effects of relevant observable data including current and future economic conditions as well as external historical loan performance trends, recovery rates, credit quality indicators. The allowance for credit losses and corresponding receivables were written off when they are determined to be uncollectible.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.11 Financing receivables (continued)

Allowance for credit losses (continued)

The Group considers available information in quarterly assessments of the adequacy of the allowance. The Group believes the estimates, including any qualitative adjustments, are reasonable and have considered reasonably available information about past events, current conditions, and reasonable and supportable forecasts of future events and economic conditions.

Accrued interest receivable

Accrued interest income on financing receivables is calculated based on the effective interest rate of the loan and recorded as interest income as earned. The outstanding principal balance of loans which has not been collected prior to the contractual maturity date is considered to be past due. When a financing receivable reaches 1 day past due, it is placed on non-accrual status, and the Group stops accruing interest of the financing receivables as of such date. The accrued but unpaid interest as of such date is not reversed. The Group assesses the collectability of accrued interest together with the unpaid principal amount and provides reserves if warranted interest income for non-accrual financing receivables is recognized on a cash basis. Cash receipt of non-accrual financing receivables would be first applied to any unpaid principal, late payment fees, if any, before recognizing interest income. The Group does not resume accrual of interest after a loan has been placed on non-accrual basis. For the years ended December 31, 2021 and 2022, the amount of interest income recognized on non-accrual financial assets was insignificant.

2.12 Derivative instruments

Derivative instruments are measured at fair value and recognized as either assets or liabilities on the consolidated balance sheets in either current or non-current other assets or accrued expenses and other current liabilities or other long-term liabilities depending upon maturity and commitment. Changes in the fair value of derivatives are either recognized periodically in the consolidated income (loss) statements or in other comprehensive income (loss) depending on the use of the derivatives and whether they qualify for hedge accounting. The Group selectively uses financial instruments to manage market risk associated with exposure to fluctuations in interest rates and foreign currency rates. These financial exposures are monitored and managed by the Group as an integral part of its risk management program. The Group does not engage in derivative instruments for speculative or trading purposes. The Group's derivative instruments are not qualified for hedge accounting, thus changes in fair value are recognized in fair value changes in investments, net in the consolidated statements of comprehensive income (loss). The cash flows of derivative financial instruments are classified in the same category as the cash flows from the items subject to the economic hedging relationships. The estimated fair value of the derivatives is determined based on relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.13 Inventories

Inventories, which mainly consist of materials for home renovation business and furniture, electronic and home appliances products available for sale, are valued at the lower of moving weighted average cost or net realizable value. As of December 31, 2022, no adjustment is deemed necessary to reduce inventory to net realizable value due to the rapid turnover and high utilization of inventory. Inventory is included in the prepayments, receivables and other assets line item in the Balance Sheets.

2.14 Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment, if any. Depreciation is computed based upon the usage of the asset, which is approximated using a straight-line method over the estimated useful lives of the assets, which range as follows:

• Office building	20 – 40 years
• Vehicles	4 years
• Computer equipment	3 – 5 years
• Furniture and office equipment	3 – 5 years
• Leasehold improvement	lesser of the term of the lease or the estimated useful lives of the assets

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of comprehensive income (loss).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.15 Intangible assets, net

Intangible assets mainly include those acquired through business combinations and purchased intangible assets. Intangible assets acquired through business combinations are recognized as assets separate from goodwill if they satisfy either the "contractual-legal" or "separability" criterion. Intangible assets arising from business combinations are recognized and measured at fair value upon acquisition. Purchased intangible assets are initially recognized and measured at cost upon acquisition. Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives based upon the usage of the asset, which is approximated using a straight-line method as follows:

• Software	3 – 10 years
• Trademarks and domain names	3 – 10 years
• Customer relationships	3 – 5 years
• Non-competition agreements	3 – 5 years
• Advertising resources	5 years
• Licenses	6 – 10 years

The Group considers the factors listed in ASC 350-30-35-3 when determining the useful life of an intangible asset, such as the expected use of the asset by the entity, and any legal, regulatory, or contractual provisions that may limit the useful life. The useful life of software is mainly determined based on its expected use and contractual provisions. The useful life of trademarks and domain names is determined based on the expected use and legal provisions. The useful life of licenses, which are mainly licenses for franchise business, is determined on the expected cooperation period with franchisees.

Separately identifiable intangible assets and other long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for identifiable intangible assets is based on the amounts by which the carrying amounts of the assets exceed the fair values of the assets.

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

2.16   Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination.

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis, and between annual tests if events or circumstances indicate that the goodwill may be impaired. The Group early adopted ASU No. 2017-04, "Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment" in 2019. In accordance with the FASB, a company first has the option to assess qualitative factors to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. If the Group decides, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss equal to the difference between the fair value and the carrying value is recognized. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

2.17   Long-term investments

(i)   *Equity investments accounted for using the equity method*

In accordance with ASC 323 – "Investment – Equity Method and Joint Ventures", the Group applies the equity method of accounting to equity investments, in common stock or in-substance common stock, over which it has significant influence but does not own a majority equity interests or otherwise control.

An investment in in-substance common stock is an investment that has risk and reward characteristics that are substantially similar to that entity's common stock. The Group considers subordination, risks and rewards of ownership and obligation to transfer value when determining whether an investment in an entity is substantially similar to one in that entity's common stock.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.17 Long-term investments (continued)

(i) Equity investments accounted for using the equity method (continued)

Under the equity method, the Group initially records its investment at cost. The difference between the cost of the equity investment and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill or as an intangible asset as appropriate. The Group subsequently adjusts the carrying amount of the investment to recognize the Group's proportionate share of each equity investee's net income or loss into the consolidated statements of comprehensive income (loss) after the date of acquisition. When the Group's share of losses in the equity investee equals or exceeds its interest in the equity investee, the Group does not recognize further losses, unless the Group has incurred obligations or made payments or guarantees on behalf of the equity investee, or the Group holds other investments in the equity investee.

The Group continually reviews its investment in equity investees under the equity method to determine whether a decline in fair value to below the carrying value is other-than-temporary. The primary factors the Group considers in its determination are the duration and severity of the decline in fair value, the financial condition, operating performance and the prospects of the equity investee, and other company specific information such as recent financing rounds.

The fair value determination, particularly for investments in early stage privately-held companies, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and the determination of whether any identified impairment is other-than-temporary. If any impairment is considered other-than-temporary, the Group writes down the asset to its fair value and takes the corresponding charge to the consolidated statements of comprehensive income (loss).

(ii) Investments accounted for at fair values

The Group adopted ASU No. 2016-01, "Recognition and Measurement of Financial Assets and Financial Liabilities" ("ASU No. 2016-01") for all periods presented. Securities with readily determinable fair values are measured at fair value. Equity securities accounted for at fair values include investments in i) marketable equity securities, which are publicly traded stock and ii) unlisted companies, for which the Group measures at fair value on a recurring basis. Pursuant to ASC 321, for equity investments measured at fair value with changes in fair value recorded in earnings, the Group does not assess whether those securities are impaired.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.17 Long-term investments (continued)

(ii) Investments accounted for at fair values (continued)

For investments in convertible notes and loans receivable with maturities of over one year, the Group elected the fair value option. The fair value option permits the irrevocable election on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The investments accounted for under the fair value option are carried at fair value with realized or unrealized gains and losses recorded in the consolidated statements of comprehensive income (loss). For wealth management products with variable interest rates referenced to performance of underlying assets and with original maturities greater than one year, the Group elected the fair value method at the date of initial recognition and carries these investments at fair value in accordance with ASC 825 – "Financial Instruments". Changes in the fair value of these investments are reflected on the consolidated statements of comprehensive income (loss) as fair value changes in investments, net. Fair value is estimated based on quoted prices of similar products provided by financial institutions at the end of each reporting period. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurements.

(iii) Equity investments measured at measurement alternative and NAV practical expedient

Private equity funds pursue various investment strategies. Investments in private equity funds generally are not redeemable due to the closed-ended nature of these funds. These private equity funds, over which the Group does not have the ability to exercise significant influence, are accounted for under the existing practical expedient in ASC Topic 820, "Fair Value Measurements and Disclosures" ("ASC 820") to estimate fair value using the net asset value per share (or its equivalent) of the investment ("NAV practical expedient").

The Group measures investments in equity securities, other than equity method investments, at fair value through earnings. For those investments without readily determinable fair value and do not qualify for NAV practical expedient, the Group may elect to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes, in accordance with ASU No. 2016-01. Under this measurement alternative, changes in the carrying value of the equity investment will be required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. For those equity investments that the Group elects to use the measurement alternative, the Group makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the Group has to estimate the investment's fair value in accordance with the principles of ASC 820. If the fair value is less than the investment's carrying value, the Group recognizes an impairment loss in net income (loss) equal to the difference between the carrying value and fair value.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.17 Long-term investments (continued)

(iv) *Long-term time deposits*

Long-term time deposits represent time deposits placed with banks with maturities more than one year. The Group account for the long-term time deposits at amortized cost less allowance for credit losses.

(v) *Held-to-maturity debt investments*

Long-term held-to-maturity debt investments include debt instruments issued by private companies with maturities of greater than one year and for which the Group has the positive intent and ability to hold those securities to maturity. The Group account for the held-to-maturity debt securities at amortized cost less allowance for credit losses.

The allowance for credit losses of the held-to-maturity debt securities reflects the Group's estimated expected losses over the contractual lives of the held-to-maturity debt securities and is charged to "Other income, net" in the consolidated statements of comprehensive income (loss). Estimated allowances for credit losses are determined by considering reasonable and supportable forecasts of future economic conditions in addition to information about past events and current conditions. As of December 31, 2021 and 2022, the allowance for credit losses provided for the held-to-maturity debt securities held by the Group was insignificant.

(vi) *Available-for-sale debt investments*

Available-for-sale debt investments are debt instruments or preferred shares issued by banks and other financial institutions that are redeemable at the issuer's option, which are measured at fair value. Available-for-sale debt investments that are redeemable at the issuer's option have no contractual maturity date. Interest income is recognized in earnings. All other changes in the carrying amount of these debt investments are recognized in other comprehensive income (loss).

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.17 Long-term investments (continued)

(vi) Available-for-sale debt investments (continued)

The allowance for credit losses of on available-for-sale debt securities is accounted for in accordance with ASC 326, Financial Instruments – Credit Losses ("ASC 326"). The Group adopted ASC 326 on January 1, 2020, on a modified retrospective basis. Under ASC 326, at each reporting period, available-for-sale debt securities are evaluated at the individual security level to determine whether there is a decline in the fair value below its amortized cost basis (an impairment). In circumstances where the Group intend to sell, or are more likely than not required to sell, the security before it recovers its amortized cost basis, the difference between fair value and amortized cost is recognized as a loss in the consolidated statements of operations, with a corresponding write-down of the security's amortized cost. In circumstances where neither condition exists, we then evaluate whether a decline is due to credit-related factors. The factors considered in determining whether a credit loss exists can include the extent to which fair value is less than the amortized cost basis, changes in the credit quality of the underlying loan obligors, credit ratings actions, as well as other factors. To determine the portion of a decline in fair value that is credit-related, we compare the present value of the expected cash flows of the security discounted at the security's effective interest rate to the amortized cost basis of the security. A credit-related impairment is limited to the difference between fair value and amortized cost, and recognized as an allowance for credit loss on the consolidated balance sheet with a corresponding adjustment to net income (loss). Any remaining decline in fair value that is non-credit related is recognized in other comprehensive income (loss), net of tax. Improvements in expected cash flows due to improvements in credit are recognized through reversal of the credit loss and corresponding reduction in the allowance for credit loss.

2.18 Leases

(a) Definition of a lease

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

For contracts entered into or modified on or after the date of initial application of ASC 842 or arising from business combinations, the Group assesses whether a contract is or contains a lease based on the definition under ASC 842 at inception, modification date or acquisition date, as appropriate. Such contract will not be reassessed unless the terms and conditions of the contract are subsequently changed.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.18 Leases (continued)

(b) The Group as a lessee

The Group mainly leases sales stores (including brokerage sales stores, transaction closing service centers and home renovation and furnishing service stores), administrative offices, entrusted houses and land use rights from property owners. These are all classified as operating leases.

Rental contracts for the sales stores and offices are typically made for fixed periods ranging generally from few months to ten years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. Land use rights are amortized on a straight-line basis over the shorter of the estimated useful life, generally from 44 to 47 years, or the estimated usage periods or the terms of the agreements. For leases existing as of January 1, 2019, the Group elected the practical expedient which allows use of hindsight in determining the lease term. The Group's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option. The determination of whether an arrangement is or contains a lease is made at inception by evaluating whether the arrangement conveys the right to use an identified asset and whether the Group obtains substantially all of the economic benefits from and has the ability to direct the use of the asset.

The Group elected not to separate non-lease components from lease components. Therefore, it will account for lease and non-lease components as a single lease component when there is only one vendor in the lease contract.

The majority of the Group's leases have fixed payments schedules, with certain leases including additional payments based on future contract performance. For leases with additional payments based on future contract performance, no amount is included in the calculation of the lease liability or corresponding asset because of the uncertainty for future contract performance and payments. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.18 Leases (continued)

(b) The Group as a lessee (continued)

Under a lease, the lessees are required to recognize right-of-use assets and lease liabilities. Right-of-use assets represent the Group's right to use an underlying asset for the lease term and are recognized as the amount of the lease liabilities, adjusted for lease incentives received. Lease liabilities represent the Group's obligation to make lease payments arising from the lease and are recognized at the present value of the future lease payments at the lease commencement date. As the interest rate implicit in most of the Group's leases is not readily determinable, the Group uses the incremental borrowing rate ("IBR") to determine the present value of the future lease payments. The IBR is a hypothetical rate based on the Group's understanding of what its credit rating would be to borrow and resulting interest the Group would pay to borrow an amount equal to the lease payments in a similar economic environment over the lease term with a similar security.

Any lease with a term of 12 months or less is considered short-term. As permitted by ASC 842, short-term leases are excluded from the right-of-use asset and lease liabilities accounts on the consolidated balance sheets. Consistent with all other operating leases, short-term lease expense is recorded on a straight-line basis over the lease term.

(c) The Group as a lessor

The Group generates revenues from rental property management services as a lessor. The Group sources houses from homeowners, subleases the houses or separate rooms to tenants, and provides operational management services such as maintenance. Leases for which the Group is a lessor are classified as operating leases. The terms of the agreements with tenants are generally one year, and rental income from operating leases is recognised in profit or loss on a straight-line basis over the term of the relevant lease.

When the Group serves as an intermediate lessor, it accounts for the head lease and the sublease as two separate contracts. The sublease is classified by reference to the underlying asset arising from the head lease.

2.19 Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.20 Treasury shares

The Company accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in "Treasury shares" on the consolidated balance sheets. At retirement of the treasury share, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury share over the aggregate par value is allocated between additional paid-in capital and retained earnings.

2.21 Statutory reserves

In accordance with the laws applicable to the Foreign Investment Enterprises ("FIEs") established in the PRC, the Group's subsidiaries registered as WFOEs have to make appropriations from their annual after-tax profits as determined under generally accepted accounting principles in the PRC ("PRC GAAP") to reserve funds including the general reserve fund, enterprise expansion fund and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the annual after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the company.

Appropriations to the enterprise expansion fund and staff bonus and welfare fund are made at the respective company's discretion.

In addition, in accordance with the PRC Company Laws, the consolidated VIEs (inclusive of VIEs' subsidiaries) incorporated in PRC are required to make appropriations on annual basis from their after-tax profits to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

The use of the general reserve fund, enterprise expansion fund, statutory surplus fund and discretionary surplus fund is restricted to offsetting of losses or increasing of the registered capital of the respective company. The staff bonus and welfare fund is a liability in nature and is restricted to fund payments of special bonus to employees and for the collective welfare of all employees. None of these reserves is allowed to be transferred to the company in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

For the years ended December 31, 2021 and 2022, profit appropriation to general reserve fund and statutory surplus fund for the Group's entities incorporated in the PRC was approximately RMB91.1 million and RMB176.9 million, respectively. No appropriation to other reserve funds was made for any of the periods presented.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.22 Revenue recognition

The Group applied ASC 606 - "Revenue from Contracts with Customers" for all periods presented. According to ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to the Group's customers in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services, after considering reductions by estimates for refund allowances, price concession, discount and Value Added Tax ("VAT").

Existing home transaction services

The Group generates revenue from existing home transaction services primarily by earning commissions from housing customers for sales or leases transactions facilitated by the Group's own Lianjia brand where the Group acts as the principal agent, or splits of commissions with other brokerage firms acting as the principal agents in cooperation with the Group to complete transactions. In these transactions, the principal agent signs a housing agency service contract with housing customers and is responsible for fulfilling the obligations to provide the agency services under the contract. The Beike platform requires platform agreements to be signed by all brokerage firms registered with the platform. The platform agreements establish a cooperative relationship between the principal agent and all participating brokerage firms, which allows the principal agent to combine and control services provided by the participating agent. The platform agreements also set the principal agent's role and responsibility for overall agency services and a fee allocation structure for various standard cooperating roles of agency services. For each successful transaction completed through the platform, the platform will calculate commissions for each participating agent in accordance with the platform agreements and settle them through the platform's payment system.

When the Group signs the housing agency service contracts with housing customers and splits commissions with other brokerage firms who cooperate with the Group to complete the housing transactions in accordance with the platform agreement, the Group is considered to be the principal agent as it has the right to determine the service price and to define the service performance obligations, it has control over services provided and it is fully responsible for fulfilling the agency services pursuant to the housing agency service contracts it signed with the housing customers. Accordingly, the Group accounts for the commissions from these agency service contracts on a gross basis, with any commissions paid to other brokerage firms recorded as a cost of revenue.

Brokerage services and transaction closing services identified in the housing sales agency services contracts are considered to be separate performance obligations. Therefore the consideration is allocated to brokerage services and transaction closing services based on the relative stand-alone selling prices. The Group recognizes them as revenues when the services are provided.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.22 Revenue recognition (continued)

Existing home transaction services (continued)

When other brokerage firms on Beike platform sign the housing agency service contracts with housing customers and split commissions with the Group in accordance with platform agreement for cooperation services by the Group to complete the housing transactions, the Group is considered as a participating agent who provides services to the principal agents as the Group is not the primary obligor for the agency service contract and does not have the right to determine the service price. Accordingly, the Group accounts for the commissions from these agency service contracts on a net basis.

For agency commissions earned by the Group, either as the principal agent or participating agent, the Group recognizes commissions as revenues when the performance obligations are satisfied at the time the housing customers sign the housing sale and purchase agreements or the lease agreements, after deducting estimated potential refunds due to a terminated transaction.

The Group also generates revenue from existing home transaction services by earning (i) platform service fees from real estate brokerage firms on the Beike platform as a percentage of the transaction commissions earned on the platform for using the Group's ACN and SaaS systems; (ii) franchise fees from brokerage firms as a percentage of the transaction commissions earned under the Group's franchise brands such as the Deyou brand; and (iii) other service fees for various services offered by Beike platform, such as transaction closing service through the Group's transaction center.

For platform service and franchise fees, the Group recognizes the estimated fees that it expects to receive as revenues when the Group obtains the right to payment at the time the housing customers sign the housing sale and purchase agreements or the lease agreements.

For other service fees, the Group recognizes them as revenues when the services are provided.

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

2.22   Revenue recognition (continued)

New home transaction services

The Group generates revenues from new home transaction services principally by earning sales commissions from real estate developers for new home sales facilitated by the Group. The Group signs new home agency service contracts with real estate developers in where the terms and conditions for sales commission earned are defined. The Group recognizes sales commissions as revenues when the confirmations are received from real estate developers that terms and conditions for commissions earned are met or upon cash receipts of service fees if collection of the commissions are not considered probable.

The Group subcontracts with other brokerage firms to fulfil its agency services contracts with the real estate developers and splits commissions with these brokerage firms. The Group is considered as the principal agent for the agency service contracts signed with the developers as it has the right to determine the service price and to define the service performance obligations, it has control over the services provided by the other brokerage firms and it is fully responsible for fulfilling agency services pursuant to the new home agency service contracts signed with the real estate developers. Accordingly, the Group accounts for such agency service contracts on a gross basis and recognizes split commissions to collaborating brokerage firms as cost of revenues.

Home renovation and furnishing

The Group provides interior renovation services to its customers. Such services are recognized as a performance obligation satisfied over time as the customer controls the house that is being enhanced by the renovation services provided by the Group. Revenue is recognized over time by reference to the progress towards complete satisfaction of the relevant performance obligation using input method, measured based on the proportion of contract costs incurred for work performed to date relative to the estimated total contract costs.

For sale of furniture, electronic and home appliances products, revenue is recognized when delivery and acceptance occurs, which is defined as receipt by the Company of either a delivery note when delivery has been completed or a customer confirmation that the installation process is complete.

Emerging and other services

The Group generates revenues from emerging and other services such as rental property management services, financial services and other newly developed businesses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.22 Revenue recognition (continued)

Emerging and other services (continued)

Rental property management services revenues are primarily derived from the leasing operation services for homeowners and tenants. The Group sources houses from homeowners, subleases the rooms to tenants, and provides operational management services such as maintenance. The terms of the agreements with tenants are generally one year. See the details of rental income recognition policy in Note 2.18 Leases – (c) The Group as a lessor.

Service fees for financial services and other newly developed businesses are generally recognized as revenues when services are provided.

Contract Balances

Timing of revenue recognition may differ from the timing of invoicing to customers. For certain services, customers are required to pay before the services are delivered. The Group recognizes a contract asset or a contract liability in the consolidated balance sheets, depending on the relationship between the Group's performance and the customer's payment.

The Group classifies its right to consideration in exchange for services transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. The Group recognizes an accounts receivable in its consolidated balance sheets when it performs a service in advance of receiving consideration and if it has the unconditional right to receive consideration, and a contract asset if not yet has the unconditional right to receive consideration.

Contract liabilities are recognized if the Group receives consideration in advance of performance, which is mainly in relation to the existing home transaction services, new home transaction services, home renovation and furnishing services and emerging and other services. The Group expects to recognize a significant majority of this balance as revenue over the next 12 months, and the remainder thereafter. RMB886.0 million of revenues recognized in the year ended December 31, 2022 was included in the contract liability balance as of January 1, 2022. The contract liabilities of the Group as of December 31, 2021 and 2022 are listed in the table below.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.22 Revenue recognition (continued)

Contract Balances (continued)

	As of December 31,	
	2021	**2022**
	RMB	**RMB**
	(in thousands)	
Contract liabilities:		
Existing home transaction services	209,691	**174,472**
New home transaction services	707,163	**1,119,534**
Home renovation and furnishing	285	**1,488,294**
Emerging and other services	184,790	**477,969**
Total	1,101,929	**3,260,269**

Incremental Costs of Obtaining a Contract

Incremental costs of obtaining a contract with a customer is recognized as an asset in "Prepaid expenses and other current assets" if the Group expects to recover those costs. Incremental costs of obtaining a contract include only those costs the Group incurs to obtain a contract that it would not have incurred if the contract had not been obtained. Incremental costs of obtaining a contract mainly include sales commissions to sales personnel under interior renovation services. Contract cost assets are amortized on the basis consistent with the pattern of the transfer of services to which the assets relate.

As of December 31, 2022, the balance of capitalized costs of obtaining contracts with customers was RMB155.6 million. For the years ended December 31, 2021 and 2022, the Group recognized amortization of nil and RMB258.5 million respectively as "Sales and marketing expenses".

Capitalized costs of obtaining contracts are periodically analyzed for impairment. There were no impairment losses relating to the capitalized costs of obtaining contracts for all periods presented.

Practical Expedients

The Group has used the following practical expedients as allowed under ASC 606:

The effect of a significant financing component has not been adjusted for contracts when the Group expects, at contract inception, that the period between when the Group transfers a promised good or service to the customer will be one year or less.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.23 Advertising expenses

Advertising expenses are generally paid to the third parties for online traffic acquisition and offline advertising services such as television, outdoor and inner-building channels. Advertising expenses are expensed as sales and marketing expenses when the services are received. For the years ended December 31, 2021 and 2022, advertising expenses recognized in the consolidated statements of comprehensive income (loss) were RMB2,038.4 million and RMB1,340.2 million, respectively.

2.24 Share-based compensation

The Group grants share options, restricted shares and restricted share units ("RSUs") to its employees, directors and consultants with performance conditions and service conditions, and accounts for these share-based awards in accordance with ASC 718-"Compensation-Stock Compensation".

Employees' share-based awards are classified as equity awards and are measured at the grant date fair value of the awards and recognized as expenses a) immediately at grant date if no vesting conditions are required, or b) using a straight-line method over the requisite service period, which is the vesting period.

Share options granted contained both a service condition and required completion of an IPO. The IPO was completed on August 17, 2020 and options for which the service condition had been met became vested. The remaining options will vest as the service conditions are met. All transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

The Group uses the binomial option pricing model to determine the fair value of stock options. The determination of the fair value of stock options is affected by the fair value of ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee share option exercise behavior, risk free interest rates and expected dividends. Upon the completion of the IPO, the estimated fair value of ordinary shares was based on the Company's share price.

The fair value of the restricted shares and RSUs granted subsequent to IPO are determined with reference to the fair value of the underlying shares.

In accordance with ASU No. 2016-09, the Group has chosen to account for forfeitures when they occur.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.25 Income taxes

Income tax

Current income tax is recorded in accordance with the laws of the relevant tax jurisdictions.

The Group applies the assets and liabilities method of income taxes in accordance of ASC 740 – "Income Taxes", which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are provided based on temporary differences arising between the tax bases of assets and liabilities and financial statements, using enacted tax rates that will be in effect in the period in which the differences are expected to reverse.

Deferred tax assets are recognized to the extent that such assets are more-likely-than-not to be realized. In making such a determination, the Group considers all positive and negative evidence, including results of recent operations and expected reversals of taxable income. Valuation allowances are established to offset deferred tax assets if it is considered more-likely-than-not that the amount of the deferred tax assets will not be realized.

Uncertain tax positions

The Group accounts for uncertainty in income taxes recognized in the consolidated financial statements by applying the two-step approach to determine the amount of the benefit to be recorded. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more-likely-than-not that the position will be sustained, including resolution of related appeals or litigation processes. If the tax positions meet the "more-likely-than-not" recognition threshold, the second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon settlement. The Group classifies interest and penalties related to income tax matters, if any, as income tax expense.

The Group did not have any significant interest or penalties associated with tax positions for the years ended December 31, 2021 and 2022. The Group did not have any significant unrecognized uncertain tax positions for the years ended December 31, 2021 and 2022.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.26 Employee benefits

Full-time employees of the Group in mainland China are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurances, medical insurances, unemployment benefits and housing fund plans through a PRC government-mandated defined contribution plan. Chinese labor regulations require that the Group makes payments to the government for these benefits based on a certain percentage of the employees' salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond making the required contributions.

Historically, the contributions made by the Group for employees might have been insufficient under the PRC laws and regulations, for which the Group made provisions based on its best estimates considering general administrative practice, historical precedent cases, legal advice and other factors. The provisions made are to be reversed if a) the potential exposures that the provisions were made for do not occur for a period of time and b) the Group believes that the probability that such exposures would materialize in the future is remote based on most recent developments. The balances of the provisions are included in employee compensation and welfare payable. The net impact of additions and reversals of the provisions was an increase in employee welfare benefit expenses of RMB805.0 million and RMB621.0 million for the years ended December 31, 2021 and 2022, respectively. Currently, the Group is implementing a remediation plan to reduce the exposure of non-compliance of relevant law and regulations for employee welfare benefits. The total amounts of such employee welfare benefit expenses, including the provision's net impact, were approximately RMB3.44 billion and RMB3.04 billion for the years ended December 31, 2021 and 2022, respectively.

2.27 Research and development expenses

Research and development expenses consist primarily of personnel-related compensation expenses, including share-based compensation for employees in engineering, design, product and platform development, depreciation of property, plant and equipment utilized by research and development functions, and bandwidth and server related costs incurred by research and development functions. The Group expenses all research and development expenses as incurred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.28 Net income (loss) per share

Basic net income (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

Diluted net income (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders as adjusted for the effect of income allocation to holders of participating preferred shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of deemed issued shares, the conversion of the convertible preferred shares (using the if-converted method) and options to purchase ordinary shares (using the treasury stock method). Ordinary equivalent shares are not included in the denominator of the diluted net income (loss) per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.

2.29 Comprehensive income (loss)

Comprehensive income (loss) is defined to include all changes in equity (deficit) of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive income (loss) includes net income (loss), currency translation adjustments and unrealized gains (losses) on available-for-sale investments, net of reclassification.

2.30 Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

2.31 Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker ("CODM"). The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as a management committee including chief executive officer, chief financial officer and two chief operational officers.

The Group operates in four operating segments: (i) Existing home transaction services; (ii) New home transaction services; (iii) Home renovation and furnishing and (iv) Emerging and other services, and the segment information is set out in Note 23.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.32 Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters. An accrual for a loss contingency is recognized if it is probable that a liability has been incurred and the amount of liability can be reasonably estimated. If a potential loss is not probable, but reasonably possible, or is probable but the amount of liability cannot be reasonably estimated, then the nature of contingent liability, together with an estimate of the range of the reasonably possible loss, if determinable and material, is disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of guarantee would be disclosed.

2.33 Government grants

Government grants are recognized as income in other income, net or as a reduction of specific costs and expenses for which the grants are intended to compensate. Such amounts are recognized in the consolidated statements of the comprehensive income (loss) upon receipt when all conditions attached to the grants have been fulfilled.

For the years ended December 31, 2021 and 2022, the Group recognized government grants of approximately RMB1,060 million and RMB668 million, respectively, in the consolidated statements of comprehensive income (loss).

2.34 Business combinations and non-controlling interests

The Group accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805 – "Business Combinations". The cost of an acquisition is measured as the aggregate of the acquisition date fair value of the assets transferred to the sellers, liabilities incurred by the Group and equity instruments issued by the Group. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets acquired and liabilities assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total costs of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive income (loss). During the measurement period, which can be up to one year from the acquisition date, the Group may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Subsequent to the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any further adjustments are recorded in the consolidated statements of comprehensive income (loss).

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.34 Business combinations and non-controlling interests (continued)

In a business combination achieved in stages, the Group re-measures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition date fair value and the re-measurement gain or loss, if any, is recognized in the consolidated statements of comprehensive income (loss).

2.35 Concentration and risks

Concentration of customers and suppliers

There are no customers or suppliers from whom revenues or purchases individually represent greater than 10% of the total net revenues or the total purchases of the Group for the years ended December 31, 2021 and 2022.

Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable, other receivables, short-term investments, long-term investments and financing receivables. As of December 31, 2021 and 2022, all of the Group's cash and cash equivalents, restricted cash and short-term investments were held by major financial institutions located in the PRC, Hong Kong, the USA, Japan and Australia, which the management believes are of high credit quality. On May 1, 2015, China's new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in China are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. This Deposit Insurance Regulation would not be effective in providing complete protection for the Group's accounts, as its aggregate deposits are much higher than the compensation limit. However, the Group believes that the risk of failure of any of these PRC banks is remote. Bank failure is uncommon in China and the Group believes that those Chinese banks that hold the Group's cash and cash equivalents, restricted cash and short-term investments are financially sound based on public available information.

Accounts receivable and other receivables are typically unsecured and are mainly derived from the ordinary course of business in the PRC. The risk with respect to these financial instruments is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring processes of outstanding balances. The risk with respect to the financing receivables and off-balance sheet guarantees is mitigated by credit evaluations the Group performs on its borrowers and the Group's ongoing monitoring controls for the outstanding balances. As of December 31, 2021 and 2022, only one customer's total receivable amounting to RMB1,266 million and RMB788 million is considered to subject to concentration credit risk.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

2.35 Concentration and risks (continued)

Concentration of credit risk (continued)

Individually assessed accounts receivable are measured for credit loss based on present value of future expected the fair value of the collateral, less estimated transaction costs, if the accounts receivable is collateral-dependent. A portion of accounts receivable due from real estate developers is secured by a commercial properties as collateral. Repayment of accounts receivable secured by properties may depends on the successful auction of the collateralized properties. Consequently, repayment of such accounts receivable may be affected by adverse conditions in the real estate market or economy.

The expected credit loss rates for accounts receivable and contract assets are 18.75% and 33.41% as of December 31, 2021 and 2022, respectively. The expected credit loss rates for financing receivables are 15.61% and 17.28% as of December 31, 2021 and 2022, respectively. The expected credit loss rates for other receivables (included in prepayments, receivables and other assets) are 12.76% and 8.24% as of December 31, 2021 and 2022, respectively. The expected credit loss of other financial assets subject to the impairment requirements of ASC 326 was immaterial.

Currency convertibility risk

The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group's cash and cash equivalents, restricted cash and short-term investments denominated in RMB that are subject to such government controls amounted to RMB37.3 billion and RMB47.0 billion as of December 31, 2021 and 2022, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People's Bank of China (the "PBOC"). Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

Foreign currency exchange rate risk

In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the US$, and the RMB appreciated more than 20% against the US$ over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the US$ remained within a narrow band. Since June 2010, the RMB has fluctuated against the US$, at times significantly and unpredictably. The depreciation of the RMB against the US$ was approximately 8.2% for the year ended December 31, 2022. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

3. CASH, CASH EQUIVALENTS, RESTRICTED CASH

Cash, cash equivalents and restricted cash consisted of the following:

	As of December 31,	
	2021	2022
	RMB	RMB
	(in thousands)	
Cash and cash equivalents (i):		
Cash	19,853,352	18,641,806
Cash equivalents	592,752	771,396
Restricted cash (ii):		
Current	6,286,105	6,181,057
Total cash, cash equivalents and restricted cash	26,732,209	25,594,259

(i)   Cash and cash equivalents consist of cash on hand and demand deposits which have original maturities of three months or less and are readily convertible to a known amount of cash. The weighted average interest rate of cash equivalent for the years ended December 31, 2021 and 2022 are 0.82% and 3.57%, respectively.

(ii)   The Group's restricted cash is mainly comprised of 1) cash received from the property buyers but not yet paid to the sellers through the Group's online payment platform, which is placed with banks in escrow accounts; 2) security deposits for the Group's guarantee and financing services; 3) borrowings from commercial banks for limited purpose; and 4) other miscellaneous restricted cash. The proportion for each type of restricted cash are 90.91%, 9.09%, 0%, 0% as of December 31, 2021; 77.42%, 12.39%, 10.01%, 0.18% as of December 31, 2022, respectively.

4. SHORT-TERM INVESTMENTS

	As of December 31,	
	2021	2022
	RMB	RMB
	(in thousands)	
Short-term investments:		
Bank time deposits	9,938,676	3,911,410
Wealth management products	19,463,985	26,491,683
Short-term held-to-maturity debt investments	–	3,631,732
Available-for-sale debt investments	–	1,380,668
Listed equity securities	–	70,415
Total	29,402,661	35,485,908

Bank time deposits are time deposits with original maturities of longer than three months but less than one year or long-term bank deposits with a maturity date within one year.

The Group's wealth management products mainly consist of various financial instruments issued by multiple financial institutions with variable interest rates indexed to performance of underlying asset. The Group elects to measure the investment in wealth management products at fair value with the fair value changes mainly recorded in other income, net and fair value changes in investments, net in the consolidated statements of comprehensive income (loss).

4. SHORT-TERM INVESTMENTS (continued)

Held-to-maturity debt investments include debt instruments issued by financial institutions with maturities of less than one year for which the Group has the positive intent and ability to hold those securities to maturity.

Available-for-sale debt investments in short-term investments mainly include investments in debt securities issued by banks and other financial institutions that are redeemable at the issuer's option, which the group intents to sell in the near term.

Listed equity securities in short-term investments are equity securities the group intents to sell in the near term.

Held-to-maturity debt investments as of December 31, 2022 are shown as below:

	As of December 31, 2022			
	Cost or amortized cost less allowance for credit losses RMB	Gross unrecognized holding gains RMB	Gross unrecognized holding losses RMB	Fair value RMB
		(in thousands)		
Held-to-maturity debt investments	3,631,732	–	(60,672)	3,571,060

Available-for-sale debt investments as of December 31, 2022 are shown as below:

	As of December 31, 2022			
	Cost or amortized cost less allowance for credit losses RMB	Gross unrealized gains RMB	Gross unrealized losses RMB	Fair value RMB
		(in thousands)		
Available-for-sale debt investments	1,410,746	–	(30,078)	1,380,668

5. PREPAYMENTS, RECEIVABLES AND OTHER ASSETS

	As of December 31,	
	2021	**2022**
	RMB	**RMB**
	(in thousands)	
Current:		
Advances to suppliers	388,319	**618,694**
Deposits paid to real estate developers (i)	558,286	**530,308**
Prepaid rental and other deposits	748,516	**1,243,443**
Staff advances	104,615	**68,035**
Receivables from escrow account	10,672	**34,118**
Interest receivables	39,156	**11,035**
VAT-input deductible	762,927	**660,104**
Prepaid income tax	138,716	**108,972**
Inventories	19,035	**127,558**
Capitalized costs of obtaining contracts	–	**155,636**
Others	359,708	**499,940**
Total	3,129,950	**4,057,843**
Non-current:		
Deferred tax assets (Note 18)	1,060,131	**856,958**
Others	121,290	**175,293**
Total	1,181,421	**1,032,251**

(i) Deposits paid to real estate developers

Deposits paid to real estate developers refer to the earnest deposits paid by the Group to developers for new home transaction service contracts.

6. ACCOUNTS RECEIVABLE AND CONTRACT ASSETS, NET

Accounts receivable, net consists of the following:

	As of December 31,	
	2021	**2022**
	RMB	**RMB**
	(in thousands)	
New home transaction services	11,026,647	**5,406,009**
Existing home transaction services	365,961	**385,231**
Home renovation and furnishing	127	**103,641**
Emerging and other services	83,488	**131,959**
Accounts receivable	11,476,223	**6,026,840**
Allowance for credit losses	(2,151,271)	**(1,951,419)**
Accounts receivable, net	9,324,952	**4,075,421**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6. ACCOUNTS RECEIVABLE AND CONTRACT ASSETS, NET (continued)

The contract assets are mainly related to the Group's home renovation business. The Group's timing of revenue recognition may differ from the timing of invoicing to customers. The Group's contract assets represent the amount of contract revenue recognized but not yet billed pursuant to contract terms.

Contract assets, net consists of the following:

	As of December 31,	
	2021	2022
	RMB	RMB
	(in thousands)	
Contract assets – gross	–	224,660
Allowance for credit losses	–	(137,059)
Contract assets, net	–	87,601

The movements in the allowance for credit losses of accounts receivable were as follows:

	For the Year Ended December 31,	
	2021	2022
	RMB	RMB
	(in thousands)	
Balance at the beginning of the year	(1,122,218)	(2,151,271)
Reversal/(Additions)	(1,216,517)	76,184
Write-offs	187,464	123,668
Balance at the end of the year	(2,151,271)	(1,951,419)

The Group usually allows a credit period within 90 days to its customers. Ageing analysis of accounts receivable based on the date of delivery of service to customers is as follows:

	As of December 31,	
	2021	2022
	RMB	RMB
	(in thousands)	
– Up to 3 months	5,945,790	2,389,431
– 3 months to 1 year	4,124,218	1,161,639
– Over 1 year	1,406,215	2,475,770
Accounts receivable	11,476,223	6,026,840
Less: allowance for credit losses	(2,151,271)	(1,951,419)
Accounts receivable, net	9,324,952	4,075,421

7.   FINANCING RECEIVABLES, NET

Financing receivables, net as of December 31, 2021 and 2022 consisted of the following:

	As of December 31,	
	2021	2022
	RMB	RMB
	(in thousands)	
Short-term:		
Financing receivables from consolidated Trusts	526,411	623,872
Financing receivables from micro-loan platforms	307,599	182,779
Total short-term financing receivables	834,010	806,651
Allowance for credit losses	(131,558)	(139,427)
Total short-term financing receivables, net	702,452	667,224
Long-term:		
Financing receivables from consolidated Trusts	10,243	–
Financing receivables from micro-loan platforms	–	–
Total long-term financing receivables	10,243	–
Allowance for credit losses	(204)	–
Total long-term financing receivables, net	10,039	–

These balances represent short-term and long-term financing receivables that are personal credit loans to home buyers and tenants, and to other individual borrowers.

The following table summarizes the balances of financing receivables by due date as of December 31, 2021 and 2022:

	As of December 31,	
	2021	2022
	RMB	RMB
	(in thousands)	
Due in months		
0-12	834,010	806,651
13-24	10,243	–
Total financing receivables	844,253	806,651

7. FINANCING RECEIVABLES, NET (continued)

Finance Receivables – Allowance for Credit Losses and Credit Quality

Consistent with the adoption of ASU No. 2016-13 effective January 1, 2020 (refer to note 2.1 (a) Impact of newly adopted accounting pronouncement), the allowance for credit losses is determined principally based on the past collection experience as well as consideration of current and future economic conditions and changes in the Group's customer collection trends. All forward-looking statements are, by their nature, subject to risks and uncertainties, many of which are beyond the Group's control. Primarily as a result of the uncertainty of macroeconomic and real estate agency business in 2022, the management updated the CECL model taking the latest available information into consideration. The major assumption (i.e. forward-looking information) and CECL model parameters (i.e. the one-year probability of default) were updated accordingly. The allowance for credit losses increased to 17.28% of gross finance receivables (net of unearned income) at December 31, 2022 from 15.61% at December 31, 2021, which were mainly attributable to continuous socio-economic impact of COVID-19 on individuals in 2022.

The activities in the provision for credit losses for the years ended December 31, 2021 and 2022, respectively, consisted of the following:

	For the Year Ended December 31,	
	2021	2022
	RMB	RMB
	(in thousands)	
Beginning balance	(127,319)	**(131,762)**
(Provisions) Reversals	(124,335)	**(18,658)**
Write-offs	119,892	**10,993**
Ending balance	(131,762)	**(139,427)**

The Group evaluates expected credit losses of financial receivables on a collective basis based on the type of borrowers and delinquency pattern:

Type of borrowers:

Property transaction related business: This segmentation includes financing receivables generated by property transaction business. The average loss rate in this category is 15.50% as of December 31, 2022.

Non-property transaction related business: This segmentation mainly includes consumer loans. The average loss rate in this category is 42.95% as of December 31, 2022.

Delinquency:

Based on the past due days, the Group separates the contracts into 5 groups including current, 1-29 days past due, 30-89 days past due, 90-179 days past due and over 180 days past due. The delinquency rate was 24.2% and 22.52% as at December 31, 2021 and 2022, respectively.

Credit quality indicators are updated quarterly, and the credit quality of any given customer can change during the life of the portfolio.

7. FINANCING RECEIVABLES, NET (continued)

Financing receivables portfolio based on customer type, origination year and delinquency are as follows:

RMB in the thousands	1-29 Days Past Due	30-59 Days Past Due	60-89 Days Past Due	90-179 Days Past Due	180 days or greater Past Due	Total Past Due	Current	Total
Property transaction related business								
2017 and before	–	–	–	–	4,942	4,942	–	4,942
2018	–	–	–	–	36,676	36,676	–	36,676
2019	–	–	–	–	21,616	21,616	–	21,616
2020	–	–	–	–	23,587	23,587	–	23,587
2021	8,340	6,039	8,678	18,161	52,252	93,470	511,224	604,694
Subtotal	8,340	6,039	8,678	18,161	139,073	180,291	511,224	691,515
Non-property transaction related business								
2017 and before	–	–	–	–	453	453	–	453
2018	60	182	269	1,629	1,748	3,888	–	3,888
2019	309	464	572	1,662	8,123	11,130	45,752	56,882
2020	495	268	377	1,086	4,543	6,769	51,246	58,015
2021	421	459	371	529	37	1,817	31,683	33,500
Subtotal	1,285	1,373	1,589	4,906	14,904	24,057	128,681	152,738
December 31, 2021	9,625	7,412	10,267	23,067	153,977	204,348	639,905	844,253
Property transaction related business								
2018 and before	–	–	–	–	32,037	32,037	–	32,037
2019	–	–	–	–	19,931	19,931	–	19,931
2020	–	–	–	–	19,023	19,023	–	19,023
2021	–	–	–	–	57,261	57,261	–	57,261
2022	2,980	–	–	2,963	834	6,777	619,209	625,986
Subtotal	2,980	–	–	2,963	129,086	135,029	619,209	754,238
Non-property transaction related business								
2018 and before	–	–	–	–	3,954	3,954	–	3,954
2019	82	804	4,447	15,547	13,220	34,100	–	34,100
2020	–	–	3	–	4,466	4,469	11	4,480
2021	–	–	–	3	3,286	3,289	5,800	9,089
2022	44	108	55	544	39	790	–	790
Subtotal	126	912	4,505	16,094	24,965	46,602	5,811	52,413
December 31, 2022	3,106	912	4,505	19,057	154,051	181,631	625,020	806,651

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8. PROPERTY, PLANT AND EQUIPMENT, NET

	As of December 31,	
	2021	2022
	RMB	RMB
	(in thousands)	
Office building	426,947	707,693
Vehicles	20,360	21,821
Computer equipment	1,071,326	1,049,049
Furniture and office equipment	421,157	387,781
Leasehold improvement	2,315,577	2,444,146
Construction in progress	143,360	194,803
Total	4,398,727	4,805,293
Less: accumulated depreciation	(2,412,683)	(2,749,468)
Less: accumulated impairment	(14,337)	(19,272)
Net book value	1,971,707	2,036,553

Depreciation expenses recognized for the years ended December 31, 2021 and 2022 amounted to RMB879.7 million and RMB918.3 million, respectively.

9. INTANGIBLE ASSETS, NET

	As of December 31,	
	2021	2022
	RMB	RMB
	(in thousands)	
Software	119,328	116,229
Trademarks and domain names	144,262	1,194,482
Customer relationships	4,080	4,080
Non-competition agreements	1,300	1,300
Advertising resources	2,231,495	2,437,610
License	349,912	349,912
Total	2,850,377	4,103,613
Less: accumulated amortization	(1,452,824)	(2,158,991)
Less: accumulated impairment	(256,280)	(257,646)
Net book value	1,141,273	1,686,976

Amortization expenses recognized for the years ended December 31, 2021 and 2022 amounted to RMB491.0 million and RMB584.5 million, respectively.

On April 20, 2022, the Group completed the acquisition of Shengdu. Intangible assets arising from the acquisition of RMB1,051 million was recognized by the Group, which consisted of RMB1,050 million of trademark and RMB1 million of software (Note 22).

9. INTANGIBLE ASSETS, NET (continued)

Estimated amortization expenses relating to the existing intangible assets with finite lives for future periods is as follows:

	Amounts RMB (in thousands)
Within 1 year	620,739
Between 1 and 2 years	257,349
Between 2 and 3 years	122,490
Between 3 and 4 years	115,973
Thereafter	570,425
Total	**1,686,976**

10. LEASES

(a) The Group as a lessee

The Group has operating leases for sales stores (including brokerage sales stores, transaction closing service centers and home renovation and furnishing service stores), administrative offices, entrusted houses and land use rights in China. The recognition of whether a contract arrangement contains a lease is made by evaluating whether the arrangement conveys the right to use an identified asset and whether the Group obtains substantially all the economic benefits from and has the ability to direct the use of the asset.

Operating lease assets and liabilities are included in the items of "Right-of-use assets", "Lease liabilities current portion", and "Lease liabilities non-current portion" on consolidated balance sheets.

The components of lease cost for the years ended December 31, 2021 and 2022 were listed as follows:

	For the Year Ended December 31,	
	2021 RMB (in thousands)	2022 RMB
Operating lease cost	3,586,026	4,216,897
Short-term lease cost	47,769	39,941
Total	**3,633,795**	**4,256,838**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10. LEASES (continued)

(a) The Group as a lessee (continued)

Supplemental cash flows information related to leases was as follows:

	For the Year Ended December 31,	
	2021	2022
	RMB	RMB
	(in thousands)	
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows payment from operating leases	3,413,301	3,652,435
Right-of-use assets obtained in exchange for lease liabilities:		
Right-of-use assets obtained in exchange for new operating lease liabilities	5,749,581	11,427,030

Supplemental balance sheet information related to leases was as follows:

	As of December 31,	
	2021	2022
	RMB	RMB
	(in thousands)	
Operating leases		
Store leases	5,561,664	5,269,031
Administrative office leases	1,037,978	629,724
Leases of rental property management services	618,027	5,300,127
Land use rights	26,542	85,188
Total operating lease assets	7,244,211	11,284,070
Operating lease liabilities, current	2,752,795	4,972,345
Operating lease liabilities, non-current	4,302,934	6,599,930
Total operating lease liabilities	7,055,729	11,572,275

	For the Year Ended December 31,	
	2021	2022
Weighted-average remaining lease term (in years)		
Operating leases	3.25	2.90
Land use right	41.34	44.17
Weighted-average discount rate		
Operating leases	4.8%	4.5%
Land use right	5.3%	4.7%

10. LEASES (continued)

(a) The Group as a lessee (continued)

Maturities of lease liabilities were as follows:

	As of December 31, 2022 RMB (in thousands)
2023	5,142,639
2024	3,916,301
2025	1,857,957
2026	622,691
2027	282,154
Thereafter	386,609
Total undiscounted lease payments	12,208,351
Less: imputed interest	(636,076)
Total lease liabilities	11,572,275

The Group's lease agreements generally do not contain an option for the Group to renew a lease for a term agreed by the Group. The Group's lease agreements generally do not contain any residual value guarantees or material restrictive covenants. Payments under the lease arrangements are primarily fixed.

(b) The Group as a lessor

Maturities of undiscounted lease payments to be received were as follows:

	As of December 31, 2022 RMB (in thousands)
2023	1,795,727
2024	344,883
2025	80,766
2026	8,314
2027	5,650
Thereafter	17,926
Total undiscounted lease payments	2,253,266

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11. LONG-TERM INVESTMENTS, NET

The following table sets forth a breakdown of the categories of long-term investments held by the Group as of the dates indicated:

	As of December 31,	
	2021	2022
	RMB	RMB
	(in thousands)	
Investments in equity method investees	430,292	370,985
Investments accounted for at fair values	6,480,322	1,063,689
Equity investments measured under measurement alternative and NAV practical expedient	1,232,735	152,645
Long-term time deposits	946,096	11,064,516
Held-to-maturity debt investments	135,071	147,529
Available-for-sale debt investments	7,813,655	5,126,289
Total long-term investments	17,038,171	17,925,653

Investments in equity method investees

	Amounts
	RMB
	(in thousands)
Balance at December 31, 2020	689,929
Investments made	258,990
Income (loss) from investment	39,520
Investment impairment	(2,914)
Disposal of investment	(540,433)
Dividend received	(14,800)
Balance at December 31, 2021	430,292
Investments made	12,188
Income (loss) from investment	44,588
Disposal of investment	(134,406)
Dividend received	(27,338)
Acquired in a business combination	45,661
Balance at December 31, 2022	370,985

The Group applies the equity method of accounting to account for its equity investments in common stock or in-substance common stock, over which it has significant influence but does not own a majority equity interest or otherwise control.

11. LONG-TERM INVESTMENTS, NET (continued)

Investments in equity method investees (continued)

For the year ended December 31, 2021, the Group made RMB259.0 million new investments under the equity method, mainly including RMB198.0 million equity investment in certain newly founded entities which are primarily engaged in real estate development projects investment. In April 2021, the Group disposed investments in certain equity method investees at approximately RMB495.0 million, which approximated their carrying value.

For the year ended December 31, 2022, the Group made RMB12.2 million new investments under the equity method and the Group disposed investments in certain equity method investees at approximately RMB134.4 million, which approximated their carrying value.

Impairment recorded for equity method investments for the years ended December 31, 2021 and 2022 was RMB2.9 million and nil.

Investments accounted for at fair values

Investments accounted for at fair values include (i) marketable equity securities, which are publicly traded stocks or funds measured at fair value, (ii) unlisted equity securities or debt securities which use significant unobservable inputs to measure the fair value on recurring basis, (iii) long-term loan receivables accounted for under the fair value option method of accounting, and (iv) investments in wealth management products with maturity date in over one year, which are financial instruments with variable interest rates or principal not-guaranteed with certain financial institutions and are measured at fair value in accordance with ASC 825-"Financial Instruments".

The following table shows the carrying amount and fair value of investments accounted for at fair value:

	Cost basis RMB	Gross unrealized gains RMB	Gross unrealized losses RMB	Exchange adjustments RMB	Dividends received RMB	Fair value RMB
			(in thousands)			
Marketable securities (i)	296,848	–	(142,337)	(732)	–	153,779
Unlisted equity securities (ii)	221,694	24,313	–	–	–	246,007
Loan receivables measured at fair value (ii)	65,368	2,822	–	–	–	68,190
Wealth management product (iii)	6,109,574	209,844	–	(228,453)	(78,619)	6,012,346
Balance at December 31, 2021	6,693,484	236,979	(142,337)	(229,185)	(78,619)	6,480,322
Marketable securities (i)	96,848	–	(63,678)	3,964	–	37,134
Unlisted equity securities (ii)	220,035	442	(135,805)	–	–	84,672
Loan receivables measured at fair value (ii)	32,532	2	(28,651)	–	–	3,883
Wealth management product (iii)	937,500	500	–	–	–	938,000
Balance at December 31, 2022	1,286,915	944	(228,134)	3,964	–	1,063,689

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11. LONG-TERM INVESTMENTS, NET (continued)

Investments accounted for at fair values (continued)

(i)   Marketable securities

Marketable securities represent investments in the equity securities of publicly listed companies, for which the Group does not have significant influence. The marketable securities are valued using the market approach based on the quoted prices in active markets at the reporting date. The Group classifies the valuation techniques that use these inputs as Level 1 of fair value measurements.

(ii)   Unlisted equity securities and loan receivables measured at fair value

Investment in IFM Investments Limited ("IFM")

In October 2017, the Group purchased 10% ownership in IFM, a company focusing on real estate agency business in the PRC, through subscription of 308,084,916 convertible redeemable preferred shares newly issued by IFM at an aggregated subscription price of RMB60 million. Concurrent with the preferred share investment, the Group entered into a convertible note purchase agreement on August 14, 2017 to purchase convertible notes issued by IFM in the principal amount of US$ equivalent of RMB40 million with maturity period of 30 months and interest rate per annum of 12%. The convertible notes were convertible into IFM's preferred shares at a discounted price. The Group elected the fair value option to measure the preferred share investments and the entire convertible note with the assistance of an independent valuation firm.

In 2019, the Group launched many incentive programs to incentivize real estate brokerage firms to join the Group's platform. IFM is one of the leading firms in the real estate agency business industry. In May 2019, to incentivize IFM to join the Group's platform, the Group made additional investment of RMB308 million to acquire certain percentage of IFM's preferred and ordinary shares, converted the convertible note into preferred shares and provided RMB130 million loan to IFM's controlling shareholder, which is secured by 17.5% ownership of IFM. Total consideration of the additional investment in IFM and the loan to IFM's controlling shareholder was RMB438 million. The fair value of the additional investment in IFM and the loan to IFM's controlling shareholder was RMB120.1 million on the transaction date. The difference of RMB317.9 million between the consideration paid and the fair value received was considered and recognized as deemed marketing expenses.

As the investment in IFM is not in-substance common stock, it does not qualify for equity method accounting, and according to ASC 321, the Group elected to account for this investment at fair value with realized or unrealized gains and losses recorded in the consolidated statements of comprehensive income (loss).

As of December 31, 2021 and 2022, the Group held 37.6% in IFM and account for the investment in IFM amounted to RMB218.6 million and RMB58.8 million, and loan to IFM's controlling shareholder at fair value amounting to RMB32.6 million and RMB1.2 million, respectively. The Group classifies the valuation techniques that use these inputs as Level 3 of fair value measurements.

Other than the equity investment in IFM, the investment in unlisted equity securities was primarily equity investments in one private company focusing on home renovation business in the PRC and other private investment companies.

(iii)   Wealth management products

As part of the Group's cash management program, the Group invested in certain wealth management products with variable interest rates and principal not guaranteed issued by financial institutions in the PRC. These wealth management products were with maturity of over one year, or can be redeemed through advance notice and the Group intended to hold the investments over one year, thus were classified as long-term investments.

11. LONG-TERM INVESTMENTS, NET (continued)

Equity investments measured under measurement alternative and NAV practical expedient

Equity investments without readily determinable fair values include investments in private equity funds accounted for under NAV practical expedient, and investments in private companies accounted for under measurement alternative.

Investments in private equity generally are not redeemable due to the closed-ended nature of these funds. Investment in private equity funds over which the Group does not have the ability to exercise significant influence are accounted for under the NAV practical expedient. As of December 31, 2021 and 2022, the carrying amount of the Group's investment in private equity fund was approximately RMB126.4 million and RMB91.0 million, respectively. During the years ended December 31, 2021 and 2022, fair value changes recognized for this equity investment were RMB51.6 million, RMB(32.9) million respectively. Investments in the private equity fund is subject to a lock-up period of 8 years which restricts investor from withdrawing from the fund during the investment period.

The following table shows the details of investments in private companies accounted for under measurement alternative:

	As of December 31,	
	2021	2022
	RMB	RMB
	(in thousands)	
Yuanjing Mingchuang (i)	532,035	14,930
Shengdu (ii)	480,000	–
Others	94,320	46,710
Total Equity investments measured under measurement alternative	1,106,355	61,640

11. LONG-TERM INVESTMENTS, NET (continued)

Equity investments measured under measurement alternative and NAV practical expedient (continued)

(i) Investment in Shenzhen Yuanjing Mingchuang Management Consulting Co. ("Yuanjing Mingchuang")

On May 31, 2021, the Group acquired 29.16% equity interest in Yuanjing Mingchuang, a private company and a related party of the Group, which engaged in long-term apartment rental business in Shenzhen under the brand "V-town". The investment was made in form of preferred shares with a total cash consideration of RMB700 million. The Group elected to use measurement alternative to account for the investment.

Due to the unsatisfied financial performance of Yuanjing Mingchuang, management determined that impairment indicator existed as of December 31, 2021 and the Group recorded an impairment loss of RMB168.0 million for the year ended December 31, 2021 based on the investment's fair value estimated with the assistance of an independent valuation firm.

Due to the change of original operating plan, persistent sluggish performance, considering the uncertainty of the investee's future financing program and operating plan, the Group recorded an impairment loss of RMB517.1 million for the years ended December 31, 2022 based on the investment's fair value estimated with the assistance of an independent valuation firm in accordance with the principles of ASC 820. The fair value of Yuanjing Mingchuang was measured using significant unobservable inputs (Level 3) based on the discounted cash flow method. Significant assumptions used in the valuation include future revenues and the discount rate.

(ii) Investment in Shengdu

On July 5, 2021, the Group announced to enter into a definitive agreement with Shengdu, a home renovation service provider headquartered in Hangzhou, pursuant to which the Group agreed to acquire 100% equity interests in Shengdu from its existing shareholders, for a total consideration capped at RMB8 billion consisting of cash and restricted shares, subject to a staggered acquisition arrangement and customary closing conditions, including regulatory approvals. The Group has purchased 6% of Shengdu's equity interests with preference rights in December 2021 with consideration amount to RMB480 million in cash, among which RMB120 million had been paid in December 2021. The Group elected to use measurement alternative to account for the investment.

The Group accounted for its obligation to purchase the remaining 94% equity interest of Shengdu when and if certain customary closing conditions are satisfied as a forward contract, which is classified as an asset or liability and measured at fair value, with changes in fair value reported in earnings. The fair value of the forward is immaterial at contract inception and as of December 31, 2021.

On January 6, 2022, the Group has acquired additional 43% of Shengdu's equity interests with preference rights with consideration amounted to RMB3,440 million in cash. The Group elected to use measurement alternative to account for the investment.

On April 20, 2022, the Group completed the acquisition of Shengdu. Please refer to Note 22. Business Combinations for more details.

As of December 31, 2021 and 2022, investments accounted for under measurement alternative were RMB1,106.4 million and RMB61.6 million, respectively. There was no upward adjustment identified by the management for the years ended December 31, 2021 and 2022.

11. LONG-TERM INVESTMENTS, NET (continued)

Equity investments measured under measurement alternative and NAV practical expedient (continued)

The total carrying value of investment in private companies accounted for under measurement alternative held as of December 31, 2021 and 2022 were as follows:

	As of December 31,	
	2021	2022
	RMB	RMB
	(in thousands)	
Initial cost basis	1,299,144	835,790
Cumulated unrealized losses (including impairment)	(192,789)	(774,150)
Total carry value	1,106,355	61,640

For the years ended December 31, 2021 and 2022, RMB183.8 million and RMB591.9 million impairment was recorded for investments in private companies accounted for under measurement alternative. The impairment was recorded in "Impairment loss for equity investments accounted for using measurement alternative" in the Group's consolidated statements of comprehensive income (loss). Also, the Group classifies the valuation techniques on those investments that use similar identifiable transaction prices as Level 2 of fair value measurements and those investments that measured using significant unobservable inputs as Level 3 of fair value measurements.

Long-term time deposits

The Group's long-term time deposits are time deposits placed with banks with original maturities more than one year and those matured date within one year will be reclassified to short-term investments. As of December 31, 2021, deposits were denominated in RMB amounting to approximately RMB946.1 million, among which RMB514.9 million will be matured in March 2024, RMB200.6 million will be matured in December 2024 with the remaining will be matured in May 2024. As of December 31, 2022, deposits were denominated in RMB amounting to approximately RMB11.1 billion, among which RMB1,737.6 million will be matured in 2024.The remaining RMB9,326.9 million will be matured in 2025.

11. LONG-TERM INVESTMENTS, NET (continued)

Held-to-maturity debt investments

During the year ended December 31, 2022, the Group recorded interest income from its held-to-maturity debt investments of RMB3.5 million in the consolidated statements of comprehensive income (loss). Held-to-maturity debt investments as of December 31, 2022 are shown as below, which would be due in 1 to 2 years:

	As of December 31, 2022			
	Cost or Amortized cost RMB	Gross unrecognized holding gains RMB	Gross unrecognized holding losses RMB	Fair value RMB
		(in thousands)		
Held-to-maturity debt investments	147,529	–	(9,044)	138,485

The following table summarizes the amortized cost of held-to-maturity debt investments with stated contractual dates, classified by the contractual maturity date of the investments:

	As of December 31,	
	2021 RMB	2022 RMB
	(in thousands)	
Due in 1 year through 5 years	135,071	147,529
Total	135,071	147,529

Available-for-sale debt investments

The Group's available-for-sale debt investments mainly include investments in debt securities issued by banks and other financial institutions that are redeemable at the issuer's option, which have no contractual maturity date. As of December 31, 2022, RMB5,126.3 million available-for-sale debt investments were held by the Company. Available-for-sale debt investments as of December 31, 2022 are shown as below:

	As of December 31, 2022			
	Cost or Amortized cost RMB	Gross unrealized gains RMB	Gross unrealized losses RMB	Fair value RMB
		(in thousands)		
Available-for-sale debt investments	5,466,446	–	(340,157)	5,126,289

The proceeds received at bank redemption date of available-for-sale debt investments is RMB3,060.5 million.

11. LONG-TERM INVESTMENTS, NET (continued)

Available-for-sale debt investments (continued)

The following table summarizes the Group's gross unrealized losses and fair values for available-for-sale debt investments in an unrealized loss position as of December 31, 2022:

	12 Months or Greater	
	Fair Value	Unrealized Losses
	RMB	RMB
	(in thousands)	
Additional Tier 1 Bonds	5,126,289	(340,157)

Estimated allowances for credit losses of available-for sales are determined by considering reasonable and supportable forecasts of future economic conditions in addition to information about past events and current conditions. Based on this evaluation, no allowance for credit losses on debt securities was recorded as of December 31, 2022.

The following table summarizes the estimated fair value of available-for-sale debt investments with stated contractual dates, classified by the contractual maturity date of the investments:

	As of December 31,	
	2021	2022
	RMB	RMB
	(in thousands)	
Due in 1 year through 5 years	7,813,655	5,126,289
Total	7,813,655	5,126,289

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12. GOODWILL

For the years ended December 31, 2021 and 2022, the changes in the carrying value of goodwill by segment are as follows:

	Existing home transaction services RMB	New home transaction services RMB	Home renovation and furnishing RMB	Total RMB
		(in thousands)		
Balance as of December 31, 2020	981,010	1,486,487	–	2,467,497
New additions (i)	46,932	23,628	–	70,560
Impairment provided (ii)	(433,034)	(299,334)		(732,368)
Balance as of December 31, 2021	594,908	1,210,781	–	1,805,689
New additions (iii)	**62,496**	**–**	**3,207,805**	**3,270,301**
Impairment provided (iv)	**(59,022)**	**(82,733)**	**–**	**(141,755)**
Balance as of December 31, 2022	**598,382**	**1,128,048**	**3,207,805**	**4,934,235**

(i) During the year ended December 31, 2021, the Group acquired several real estate agency companies in several cities which primarily operated existing home transaction services and new home transaction services in the PRC.

(ii) During the year ended December 31, 2021, revenue and profit generated by certain reporting units decreased significantly due to market downturn. Management determined that the significant decline in revenue and profit was a triggering event. Based on the impairment assessment during the year ended December 31, 2021, management concluded that the goodwill attributable to certain reporting units, was impaired and accordingly, recorded goodwill impairment loss of RMB732.4 million, including RMB433.0 million related to reporting units within the existing home transaction services segment and RMB299.3 million related to reporting units within new home transaction services segment.

(iii) On April 20, 2022, the Company completed the acquisition of Shengdu that was added to the home renovation and furnishing segment. The acquisition has been accounted for as a business combination and has resulted in the recognition of RMB3,060.8 million of goodwill. Please refer to Note 22 Business Combinations for details.

(iv) During the year ended December 31, 2022, the Group tested goodwill for impairment at reporting unit level. Management performed impairment testing using the quantitative impairment methods and recorded goodwill impairment loss of RMB141.8 million, including RMB59.0 million related to reporting units within the existing home transaction services segment and RMB82.7 million related to reporting units within new home transaction services segment.

12. GOODWILL (continued)

Key assumptions used in quantitative impairment test

The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. The Group used a discounted cash flow model ("DCF model") to estimate the fair value of the reporting units, as management believes forecasted operating cash flows were the best indicator of fair value. A number of significant assumptions were involved in the preparation of the DCF models including future revenues and discount rates. The financial projection covering a five-year period of each reporting unit adopted in DCF models for impairment test purpose is based on the financial budgets approved by the management of the Group, which considering the historical performance and its expectation for future market development. Cash flows beyond the five-year period are extrapolated using a long-term growth rate. Post-tax discount rates reflect market assessment of the weighted average cost of capital in the industry the Group operates and the specific risks relating to the Group.

Impairment loss of goodwill recognized for the years ended December 31, 2021 and 2022 were RMB732.4 million and RMB141.8 million, respectively. As of December 31, 2021 and 2022, the original gross amounts of goodwill were RMB3,192.5 million and RMB6,462.8 million, respectively, and accumulated impairment losses were RMB1,386.9 million and RMB1,528.6 million, respectively.

13. BORROWINGS

As of December 31, 2021 and 2022, the contractual maturities of the borrowings are all within one year.

	As of December 31,	
	2021	2022
	RMB	RMB
	(in thousands)	
Short-term borrowings	260,000	619,000
Total	260,000	619,000

In August 2021, Beike Technology Co., Ltd entered into a RMB260.0 million 359-day short-term borrowing contract with a bank at a fixed borrowing rate of 3.9%. RMB43.3 million and RMB216.7 million were scheduled to be paid off on February 28, 2022 and August 24, 2022 respectively according to the borrowing contract.

13. BORROWINGS (continued)

In September 2022, Beike Technology Co., Ltd entered into a RMB460.0 million 356-day short-term borrowing contract with a bank at a fixed borrowing rate of 3.58%. RMB76.7 million and RMB383.3 million are scheduled to be paid off on March 21, 2023 and September 21, 2023 respectively according to the borrowing contract. On January 4, 2023, Beike Technology Co., Ltd entered into a supplementary agreement with bank and pursuant to which, the repayment schedule was amended. According to amended repayment schedule, RMB43.3 million, RMB47.8 million, RMB43.3 million and RMB325.6 million are rescheduled to be paid off on February 28, 2023, March 21, 2023, August 31, 2023 and September 21, 2023, respectively. On February 28, 2023 and March 21, 2023, RMB43.3 million and RMB47.8 million was paid off respectively upon maturity.

In December 2022, Beike Technology Co., Ltd entered into a RMB140.0 million 360-day short-term borrowing contract with a bank at a fixed borrowing rate of 3.58%. RMB23.3 million, RMB3.9 million, RMB23.3 million and RMB89.5 million are scheduled to be paid off on March 31, 2023, June 30, 2023, September 30, 2023 and December 25, 2023 respectively according to the borrowing contract. On March 31, 2023, RMB23.3 million was paid off upon maturity.

In December 2022, Tianjin Lianjia Baoye Real Estate Brokerage Co., Ltd entered into a RMB19.0 million 360-day short-term borrowing contract with a bank at a fixed borrowing rate of 3.58%. RMB3.2 million and RMB15.8 million are scheduled to be paid off on June 30, 2023 and December 25, 2023 respectively according to the borrowing contract.

14. ACCOUNTS PAYABLE

	As of December 31,	
	2021	2022
	RMB	RMB
	(in thousands)	
Payable related to new home transaction business	5,248,897	4,333,474
Payable for home renovation materials and construction costs	–	867,045
Payable for advertising fees	194,546	186,604
Payable for internet service fees	111,694	104,603
Payable for leasehold improvements	183,997	90,271
Others	269,631	261,324
Total	6,008,765	5,843,321

14. ACCOUNTS PAYABLE (continued)

An ageing analysis of the trade payable as at December 31, 2021 and 2022, based on the invoice date, is as follow:

	As of December 31,	
	2021	2022
	RMB	RMB
	(in thousands)	
– Up to 3 months	5,728,257	5,259,873
– 3 months to 1 year	133,745	270,846
– Over 1 year	146,763	312,602
Accounts payable	6,008,765	5,843,321

15. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,	
	2021	2022
	RMB	RMB
	(in thousands)	
Deposit related to new home transaction services	648,443	1,267,752
Deposit related to franchise services	1,078,395	956,121
Deposit related to home renovation and furnishing service	–	292,361
Other tax payables	362,819	272,610
Payable related to escrow accounts services (i)	187,605	116,025
Deferred guarantee revenue	31,246	32,618
Payable related to business combination (ii)	360,080	–
Others	782,609	1,180,581
Total	3,451,197	4,118,068

(i) Payable related to escrow accounts services refers to escrow payments such as deposits, down payments and other payments collected from the property buyers on behalf of and payable to the property sellers. The escrow payments will be paid to property sellers according to the payment schedule of the property purchase agreement agreed by both parties.

(ii) As of December 31, 2021, payable related to business combination mainly consisted of cash consideration payable in relation to the purchase of equity investment in Shengdu in December 2021 (Note 22). As of December 31, 2022, considerations for the Shengdu acquisition has been settled.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16. OTHER INCOME, NET

	For the Year Ended December 31,	
	2021	2022
	RMB	RMB
	(in thousands)	
Investment income, net	487,724	795,804
Government grants	1,059,907	668,372
Net gain (loss) on disposal of property, plant and equipment and intangible assets	(467)	653
Others	155,250	103,758
Total	1,702,414	**1,568,587**

17. INTEREST INCOME, NET

	For the Year Ended December 31,	
	2021	2022
	RMB	RMB
	(in thousands)	
Interest income	385,375	769,094
Interest expense	(6,105)	(14,053)
Bank charges	(18,952)	(11,124)
Others	(5,751)	(433)
Total	354,567	**743,484**

18. TAXATION

Income tax

Current income tax is recorded in accordance with the laws of the relevant tax jurisdictions.

The Group applies the assets and liabilities method of income taxes in accordance of ASC 740-"Income Taxes", which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are provided based on temporary differences arising between the tax bases of assets and liabilities and financial statements, using enacted tax rates that will be in effect in the period in which the differences are expected to reverse.

Deferred tax assets are recognized to the extent that such assets are more-likely-than-not to be realized. In making such a determination, the Group considers all positive and negative evidence, including results of recent operations and expected reversals of taxable income. Valuation allowances are established to offset deferred tax assets if it is considered more-likely-than-not that amount of the deferred tax assets will not be realized.

18. TAXATION (continued)

Uncertain tax positions

The Group accounts for uncertainty in income taxes recognized in the consolidated financial statements by applying the two-step approach to determine the amount of the benefit to be recorded. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more-likely-than-not that the position will be sustained, including resolution of related appeals or litigation processes. If the tax positions meet the "more-likely-than-not" recognition threshold, the second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon settlement. The Group classifies interest and penalties related to income tax matters, if any, as income tax expense.

The Group did not have any significant interest or penalties associated with tax positions for the years ended December 31, 2021 and 2022. The Group did not have any significant unrecognized uncertain tax positions for the years ended December 31, 2021 and 2022.

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance or estate duty. There are no other taxes likely to be material to the Group levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in or brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

British Virgin Islands

The Group's subsidiaries incorporated in the British Virgin Islands are not subject to income or capital gains tax under the current laws of the British Virgin Islands. In addition, payment of dividends by the British Virgin Islands subsidiaries to their respective shareholders who are not resident in the British Virgin Islands, if any, is not subject to withholding tax in the British Virgin Islands.

Hong Kong

Hong Kong income tax rate is two-tiered profits tax regime, under which the tax rate is 8.25% or assessable profits on the first HK dollar 2 million and 16.5% or any assessable profits in excess of HK dollar 2 million. Hong Kong profits tax was provided for the assessable profit that was subject to Hong Kong profits tax during the years ended December 31, 2021 and 2022. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Group are not subject to any Hong Kong withholding tax.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18. TAXATION (continued)

China

On March 16, 2007, the National People's Congress of PRC enacted a new Corporate Income Tax Law ("new CIT law"), under which Foreign Investment Enterprises ("FIEs") and domestic companies would be subject to corporate income tax at a uniform rate of 25%. The new CIT law became effective on January 1, 2008. Under the new CIT law, preferential tax treatments will continue to be granted to entities which conduct businesses in certain encouraged sectors and to entities otherwise classified as "high and new technology enterprises" or "small and micro businesses".

Beike Zhaofang has been entitled to an exemption from income tax for the first two years and 50% reduction for the next three years from its first profitable year as a "software enterprise." It also qualified as a "high and new technology enterprise" and had a preferential income tax rate of 15% from 2016 to 2018 and 2020 to 2022. The privileges cannot be applied simultaneously. Beike Zhaofang applied the privilege of "software enterprise" and was exempted from income tax in 2016 and 2017, and had a preferential income tax rate of 12.5% from 2018 to 2020. Beike Zhaofang applied the privilege of "high and new technology enterprise" and had a preferential income tax rate of 15% from 2021 to 2022.

Beijing Beikeshidai Network Technology Co., Ltd. ("Beikeshidai") has been entitled to an exemption from income tax for the first two years and 50% reduction for the next three years from its first profitable year as a "software enterprise." It also qualified as a "high and new technology enterprise" and had a preferential income tax rate of 15% from 2019 to 2021. The privileges cannot be applied simultaneously. Beikeshidai applied the privilege of "high and new technology enterprise" and had a preferential income tax rate of 15% from 2019 to 2020. Beikeshidai applied the privilege of "software enterprise" and was exempted from income tax from 2021 to 2022, and is entitled to a preferential income tax rate of 12.5% from 2023 to 2025.

Certain enterprises benefit from a preferential tax rate of 15% under the EIT Law if they are located in applicable PRC regions as specified in the Catalogue of Encouraged Industries in Western Regions (initially effective through the end of 2010 and further extended to 2030), or the Western Regions Catalogue, subject to certain general restrictions described in the EIT Law and the related regulations. Six and six entities in the Group for the years ended December 31, 2021 and 2022, respectively, were qualified as the enterprises within the Catalogue of Encouraged Industry in the Western Region and had a 15% preferential income tax rate.

The Group's other PRC subsidiaries, consolidated VIEs (inclusive of VIEs' subsidiaries) are subject to the statutory income tax rate of 25%.

18. TAXATION (continued)

According to the relevant laws and regulations in the PRC, enterprises engaging in research and development activities were entitled to claim 150% of their research and development expenses so incurred as tax deductible expenses when determining their assessable profits for that year (the "R&D Deduction"). The State Taxation Administration of the PRC announced in September 2018 that enterprises engaging in research and development activities would be entitled to claim 175% of their research and development expenses as R&D Deduction from January 1, 2018 to December 31, 2023.

The components of income (loss) before tax for the years ended December 31, 2021 and 2022, are as follows:

	For the Year Ended December 31,	
	2021	2022
	RMB	RMB
	(in thousands)	
Income (loss) before income tax expense		
Income from China operations	2,484,608	2,936,269
Loss from non-China operations	(1,343,882)	(2,643,979)
Total income before income tax expense	1,140,726	292,290
Income tax expense from China operations		
Current income tax expense	1,759,725	1,275,779
Deferred tax (benefit)/expense	(169,673)	237,615
Income tax expense from China operations	**1,590,052**	**1,513,394**
Income tax expense from non-China operations	75,440	176,180
Total income tax expense	1,665,492	1,689,574

For the years ended December 31, 2021 and 2022, loss from non-China operations are resulted from (i) share-based compensation expenses amounting to RMB1,538.3 million and RMB2,425.2 million, respectively; (ii) amortization of the advertising and traffic resources and consumption of other marketing and cloud services provided by Tencent amounting to RMB10.4 million and nil, respectively; and (iii) gains from investment in wealth management products amounting to RMB502.4 million and RMB192.4 million, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18. TAXATION (continued)

The income tax expense (benefit) applicable to the Group's operations for the years ended December 31, 2021 and 2022, differs from the amount computed by applying the PRC statutory income tax rate of 25% to income before tax due to the following:

	For the Year Ended December 31,	
	2021	2022
Statutory income tax rate	25.0%	25.0%
Tax effect of preferential treatments	(12.4)%	(39.5)%
Tax effect of tax-exempt entities	34.0%	253.4%
Effect on tax rates in different tax jurisdiction	2.1%	33.0%
Tax effect of permanent difference	49.7%	151.9%
Tax effect of R&D deduction and others	(21.2)%	(58.0)%
Change in valuation allowance	68.8%	212.2%
Effect tax rates	146.0%	578.0%

The changes of effective tax rate for the years ended December 31, 2021 and 2022 are primarily driven by the losses incurred by tax-exempt non-China operations, tax effect of permanent differences resulted from impairments of long-term equity investments, and increased valuation allowances established to offset deferred tax assets as it was considered more-likely-than-not that the amount of the deferred tax assets will not be realized.

18.   TAXATION (continued)

The following table sets forth the effect of tax holiday related to China operations:

	For the Year Ended December 31,	
	2021	2022
	RMB	RMB
	(in thousands, except for per share data)	
Tax holiday effect	141,554	115,521
Basic net income per share effect	0.04	0.03
Diluted net income per share effect	0.04	0.03
Denominator for basic net income (loss) per share– weighted average ordinary shares outstanding	3,549,122	3,569,179
Denominator for diluted net income (loss) per share– weighted average ordinary shares outstanding	3,549,122	3,569,179

Deferred tax assets and liabilities

The tax effects of temporary differences that give rise to the deferred income tax assets and liabilities as of December 31, 2021 and 2022 are as follows:

	As of December 31,	
	2021	2022
	RMB	RMB
	(in thousands)	
Deferred tax assets		
Net operating loss carrying forward	2,210,114	2,788,131
Asset impairment	730,959	688,855
Deferred rental cost	116,862	48,290
Unrealized profits	330,808	184,837
Accrual expense	556,900	417,462
Others	42,186	81,420
Less: Valuation Allowance	(2,892,268)	(3,310,975)
Deferred tax assets, net of valuation allowance	1,095,561	898,020
Deferred tax liability		
Fair value change of certain investments	(40,556)	(45,559)
Intangible assets	(14,419)	(343,200)
Deferred revenue	(3,767)	(3,489)
Total deferred tax liability	(58,742)	(392,248)

18. TAXATION (continued)

Deferred tax assets and liabilities (continued)

The movements of the valuation allowance for the years ended December 31, 2021 and 2022 are as follows:

	For the Year Ended December 31,	
	2021	2022
	RMB	RMB
	(in thousands)	
Balance at the beginning of the year	(2,178,650)	**(2,892,268)**
Change of valuation allowance	(713,618)	**(418,707)**
Balance at the end of the year	(2,892,268)	**(3,310,975)**

A valuation allowance is provided against deferred tax assets when the Group determines that it is more-likely-than-not that the deferred tax assets will not be utilized in the future. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more-likely-than-not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. The statutory income tax rate of 25% or applicable preferential income tax rates were applied when calculating deferred tax assets.

As of December 31, 2021 and 2022, the Group had net operating loss carryforwards of approximately RMB8,925.6 million and RMB11,545.8 million, respectively, which arose from the Group's certain subsidiaries, VIEs and the VIEs' subsidiaries established in the PRC. As of December 31, 2021 and 2022, deferred tax assets arose from net operating loss carryforwards amounted to RMB2,210.1 million and RMB2,788.1 million respectively, out of which, RMB2,153.5 million and RMB2,702.6 million deferred tax assets were offset by valuation allowance, respectively, as it was considered more-likely-than-not that the amount of the deferred tax assets will not be realized. The remaining deferred tax assets, net of valuation allowance arose from net operating loss carryforwards as of December 31, 2021 and 2022 amounted to RMB56.6 million and RMB85.5 million, respectively, is expected to be utilized prior to expiration considering future taxable income for respective entities. As of December 31, 2022, the net operating loss carryforwards of RMB11,545.8 million will expire in the years ending December 31, 2023 through 2027, respectively, if not utilized.

18. TAXATION (continued)

Deferred tax assets and liabilities (continued)

The Group intends to indefinitely reinvest all the undistributed earnings of the VIEs and subsidiaries of the VIEs in China, and does not plan to have any of its PRC subsidiaries to distribute any dividend; therefore no withholding tax is expected to be incurred in the foreseeable future. Accordingly, no income tax is accrued on the undistributed earnings of the VIEs and subsidiaries of the VIEs as of December 31, 2021 and 2022. Although the Group's certain PRC subsidiaries have generated accumulated earnings as of December 31, 2022, they have not paid any dividends in the past and currently have no plans to pay any dividends. These PRC subsidiaries plan to reinvest their profits into the PRC operations.

The Group does not intend to have any of its PRC subsidiaries or VIEs distribute any undistributed profit of such subsidiaries or VIEs to their direct overseas parent companies, but rather intends that such profits will be permanently reinvested by such subsidiaries and VIEs for their PRC operations. As of December 31, 2022, the total number of undistributed profits from the PRC subsidiaries and VIEs for which no withholding tax had been accrued was RMB22,400 million, and the unrecognized tax liabilities were RMB2,240 million.

Withholding tax on undistributed dividends

The new CIT Law also provides that an enterprise established under the laws of a foreign country or region but whose "de facto management body" is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the "de facto management body" as "the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, etc., of a non-PRC company is located". Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC should be considered a resident enterprise for PRC tax purposes.

The new CIT law also imposes a withholding income tax of 10% on dividends distributed by an VIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company's jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an VIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the VIE). The Group did not record any dividend withholding tax on the retained earnings of its FIEs in the PRC, as the Group intends to reinvest all earnings in China to further expand its business in China, and the VIEs do not intend to declare dividends on the retained earnings to their immediate foreign holding companies.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19. SHARE-BASED COMPENSATION

Compensation expenses recognized for share-based awards granted by the Company were as follows:

	For the Year Ended December 31,	
	2021	2022
	RMB	RMB
	(in thousands)	
Included in:		
Cost of revenues	406,131	356,844
Sales and marketing expenses	110,446	121,396
General and administrative expenses	595,732	1,659,755
Research and development expenses	425,978	287,254
Total	1,538,287	2,425,249
Share-based compensation related to share options (a)	1,504,025	970,551
Share-based compensation related to restricted share units (b)	34,262	361,071
Share-based compensation related to restricted shares (c)	–	1,093,627
Total	1,538,287	2,425,249

There was no income tax benefit recognized in the consolidated statements of comprehensive income (loss) for share-based compensation expenses and the Group did not capitalize any of the share-based compensation expenses as part of the cost of any assets during the years ended December 31, 2021 and 2022.

(a) Share-based compensations related to share options

2018 Share Option Plan

On August 20, 2018, the Company adopted the "Pre-IPO Share Option Scheme" (the "2018 Share Option Plan"), an equity-settled share-based compensation plan with the purpose of providing incentives and rewards to its employees, directors and consultants of the Group who have contributed or will contribute to the Group. The maximum number of shares that may be issued under the 2018 Share Option Plan shall be 350,225,435 Class A Ordinary Shares of the Company on December 28, 2018. Share options granted under 2018 Share Option Plan have a contractual term of ten years from the stated vesting commencement date, and are generally scheduled to be vested over continuous service period of one to five years.

19. SHARE–BASED COMPENSATION (continued)

(a) Share-based compensations related to share options (continued)

2018 Share Option Plan (continued)

Under the 2018 Share Option Plan, share options granted to employees of the Group are only exercisable upon the occurrence of an initial public offering of the Company.

For the year ended December 31, 2022, pursuant to 2018 Share Option Plan, the Company further granted 4,073,400 share options with exercise price of US$0.00002 per share which have a contractual term of ten years from the stated vesting commencement date, and are generally scheduled to be vested over one to five years of continuous service according to each option agreement.

The following table summarizes activities of the Company's share options under 2018 Share Option Plan as converted to the number of ordinary shares of the Company:

	Number of options outstanding	Weighted average exercise price US$	Weighted average remaining contractual life In Years	Aggregate intrinsic value US$ (in thousands)
Outstanding as of December 31, 2020	138,381,390	0.00002	8.29	2,838,661
Granted	20,341,532	0.00002		
Exercised	(57,076,970)	0.00002		
Forfeited	(8,913,268)	0.00002		
Outstanding as of December 31, 2021	92,732,684	0.00002	8.11	621,926
Outstanding as of December 31, 2021	92,732,684	0.00002	8.11	621,926
Granted	4,073,400	0.00002		
Exercised	(24,383,373)	0.00002		
Forfeited or Cancelled or Lapsed	(12,600,293)	0.00002		
Outstanding as of December 31, 2022	**59,822,418**	**0.00002**	**7.30**	**278,373**
Vested and exercisable as of December 31, 2021	10,816,028	0.00002	6.96	72,539
Vested and exercisable as of December 31, 2022	**8,393,147**	**0.00002**	**6.56**	**39,056**

The weighted-average grant date fair value for options granted under the 2018 Beijing Lianjia Plan and 2018 Share Option Plan for the years ended December 31, 2021 and 2022 was US$15.65 and US$5.77, respectively, computed using the binomial option pricing model. During the years ended December 31, 2021 and 2022, the aggregate intrinsic value of share options exercised was US$788 million and US$129 million, respectively. The total share-based compensation expenses recognized for share options during the years ended December 31, 2021 and 2022 was RMB1,504.0 million and RMB970.6 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19. SHARE-BASED COMPENSATION (continued)

(a) Share-based compensations related to share options (continued)

2018 Share Option Plan (continued)

The fair value of each option granted under the Company's Share Awards in 2018 Share Option Plan for the years ended December 31, 2021 and 2022 was estimated on the date of each grant using the binomial option pricing model with the assumptions (or ranges thereof) in the following table:

	For the Year Ended December 31,	
	2021	2022
Exercise price (US$)	US$0.00002	**US$0.00002**
Fair value of ordinary shares (US$)	5.51~22.33	**3.72 ~ 6.31**
Expected volatility	51.0%~52.2%	**48.8% ~ 52.6%**
Excepted term (in years)	10	**10**
Expected dividend yield	0%	**0%**
Risk-free interest rate	1.9%~2.3%	**2.3% ~ 4.2%**

Risk-free interest rate is estimated based on the yield curve of US Sovereign Bond as of the option valuation date. The expected volatility at the grant date and each option valuation date is estimated based on annualized standard deviation of daily stock price return of comparable companies with a time horizon close to the expected expiry of the term of the options. The Group does not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the options.

As of December 31, 2022, there was RMB1,604.1 million of unrecognized compensation expense related to the share options granted to the Group's employees, which are expected to be recognized over a weighted-average period of 2.1 years and may be adjusted for future changes in forfeitures.

(b) Share-based compensations related to restricted share units

2020 Share Incentive Plan

In July 2020, the Company adopted a 2020 Global Share Incentive Plan (the "2020 Share Incentive Plan"), pursuant to which the maximum number of shares of the Company available for issuance pursuant to all awards under the 2020 Share Incentive Plan (the "Award Pool") shall initially be 80,000,000 shares, plus an annual increase on the first day of each fiscal year of the Company during the ten-year term of this plan commencing with the fiscal year beginning January 1, 2021, by an amount equal to the lesser of (i) 1.0% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year, and (ii) such number of shares as may be determined by the Board. The size of the Award Pool to be equitably adjusted in the event of any share dividend, subdivision, reclassification, recapitalization, split, reverse split, combination, consolidation or similar transactions.

19. SHARE-BASED COMPENSATION (continued)

(b) Share-based compensations related to restricted share units (continued)

2020 Share Incentive Plan (continued)

In April 2022, the Company adopted the amended 2020 Global Share Incentive Plan (the "Amended 2020 Share Incentive Plan"), under which the maximum aggregate number of Class A Ordinary Shares, per value of US$0.00002 each, may be issued pursuant to all awards under the Amended 2020 Plan is 253,246,913 upon the Listing.

Pursuant to the Amended 2020 Share Incentive Plan, 44,012,712 restricted share units have been granted to employees of the Group during the year ended December 31, 2022, which are generally scheduled to be vested over continuous service period of one to five years.

The following table summarizes activities of the Company's restricted share units under 2020 Share Incentive Plan:

	Number of RSU outstanding	Weighted average grant-date fair value US$
Outstanding as of December 31, 2020	–	–
Granted	2,525,730	11.85
Vested	–	–
Forfeited	(83,607)	15.89
Outstanding as of December 31, 2021	2,442,123	11.72
Outstanding as of December 31, 2021	2,442,123	11.72
Granted	44,012,712	5.90
Vested	(576,720)	7.89
Forfeited or Cancelled	(4,375,617)	7.05
Outstanding as of December 31, 2022	**41,502,498**	**6.08**

The total share-based compensation expenses recognized for restricted share units for the year ended December 31, 2021 and 2022 was RMB34.3 million and RMB361.1 million.

As of December 31, 2022, there was RMB1,249.6 million of unrecognized compensation expense related to restricted share units granted to the Group's employees, which are expected to be recognized over a weighted-average period of 3.3 years and may be adjusted for future changes in forfeitures.

The total fair value of shares vested for restricted share units for the year ended December 31, 2021 and 2022 was nil and RMB29.6 million.

19. SHARE-BASED COMPENSATION (continued)

(c) Share-based compensation related to restricted shares

2022 Share Incentive Plan

In May 2022, the Company adopted a 2022 Global Share Incentive Plan (the "2022 Share Incentive Plan"), pursuant to which the maximum number of shares of the Company available for issuance pursuant to all awards under the 2022 Share Incentive Plan (the "Award Pool") shall be 125,692,439.

Pursuant to the 2022 Share Incentive Plan, 71,824,250 and 53,868,189 restricted Class A ordinary shares have been issued to Mr. Yongdong Peng, chairman and chief executive officer of the Company, and Mr. Yigang Shan, an executive director of the Company, on May 5, 2022. Such restricted shares are not transferable and may not be sold, pledged or otherwise disposed of and are not entitled to receive dividends paid. Such restrictions will be removed in whole in five years from May 5, 2022 with restriction on certain portion being removed in each year, subject to the approval by a resolution of the compensation committee of the Board. The restricted shares are granted in two agreements and the vesting schedule according to each restricted share agreement is as below:

- 50% of the restrictions on transfer and dividend rights of the restricted shares are removed on the first and second anniversary of the stated vesting commencement date respectively;

- One-third of the restrictions on transfer and dividend rights of the restricted shares are removed on the third, fourth and fifth anniversary of the stated vesting commencement date respectively.

Shengdu Acquisition

According to the amended acquisition agreement signed between the Group, Shengdu and Shengdu's original shareholders, the Company issued 44,315,854 restricted Class A Ordinary Shares to the Shengdu's original shareholders to acquired Shengdu's 51% equity interest on April 20, 2022. Such restricted shares are restricted from the transfer, sale, pledge or any other form of disposal. 30%, 30% and 40% of the restrictions on the restricted shares are removed on the first, second and third anniversary of the stated vesting commencement date respectively.

The following table summarizes activities of the Company's restricted shares under 2022 Share Incentive Plan and Shengdu Acquisition:

	Number of restricted shares outstanding	Weighted average grant-date fair value
		US$
Outstanding as of December 31, 2021	–	–
Granted	170,008,293	4.38
Vested	–	–
Forfeited	–	–
Outstanding as of December 31, 2022	**170,008,293**	**4.38**

19. SHARE-BASED COMPENSATION (continued)

(c) Share-based compensation related to restricted shares (continued)

Shengdu Acquisition (continued)

The total share-based compensation expenses recognized for restricted shares for the year ended December 31, 2022 was RMB1,093.6 million.

As of December 31, 2022, there was RMB3,763.3 million of unrecognized compensation expense related to restricted shares granted to the Group's employees, which are expected to be recognized over a weighted-average period of 3.0 years and may be adjusted for future changes in forfeitures.

20. ORDINARY SHARES

In August 2020, the Company completed its IPO on the New York Stock Exchange ("NYSE"). The Company received total net proceeds of approximately US$2,358.8 million after deducting US$79.2 million of underwriter commissions and relevant offering expenses.

In November 2020, the Company completed a follow-on public offering on the NYSE. The Company received total net proceeds of approximately US$2,322.6 million after deducting US$38.5 million of underwriter commissions and relevant offering expenses.

On November 8, 2021, an extraordinary general meeting of shareholders of the Company was held. The Memorandum and Articles of Association was amended that the Class B ordinary shares shall only be held by the Founder and Mr. Yongdong Peng and Mr. Yigang Shan ("Co-founders"), and the immediate family members, any trust for the benefit of the Co-Founder and/or any of the immediate family members, and any corporation, partnership or any other entity ultimately controlled by the Co-Founder and/or any of the immediate family members (together, the "Co-Founder Affiliates"). And the shareholders approved that 110,116,275 Class A ordinary shares that were held by Ever Orient International Limited and beneficially owned by Mr. Yongdong Peng, chairman and chief executive officer of the Company, and 47,777,775 Class A ordinary shares that were held by Clover Rich Limited and beneficially owned by Mr. Yigang Shan, an executive director of the Company, were re-designated and re-classified as Class B Ordinary Shares on a 1:1 basis, such Class B Ordinary Shares to rank pari passu in all respects with all other existing Class B Ordinary Shares in the authorized share capital of the Company, and that the rights, preferences, privileges and restrictions attaching to such re-designated shares shall be varied accordingly (the "Share Re-designation"). Immediately prior to the resolutions above become effective, Propitious Global Holdings Limited converted 157,894,050 of its Class B ordinary shares into Class A ordinary shares on a 1:1 basis. Propitious Global Holdings Limited, the Company's principal shareholder, is ultimately controlled by Z&Z Trust, the beneficiaries of which are the immediate family members of Mr. ZUO Hui, who has passed away in May 2021.

20. ORDINARY SHARES (continued)

On March 31, 2022, the management of the Group, Shengdu and Shengdu's selling shareholders agreed to enter into an amended share purchase agreement, pursuant to which the Group agreed to issue 44,315,854 restricted Class A ordinary Shares to the selling shareholders of Shengdu as a part of consideration for acquisition of Shengdu. The restricted shares were issued on April 20, 2022 subject to three years' restriction. As of December 31, 2022, there was no shares' restriction removed.

On May 5, 2022, the Group issued 71,824,250 and 53,868,189 restricted Class A ordinary shares under the Company's 2022 Global Share Incentive Plan to Mr. Yongdong Peng and Mr. Yigang Shan. Such restrictions will be removed in whole in five years from May 5, 2022 with restriction on certain portion being removed in each year, subject to the approval by a resolution of the compensation committee of the Board. As of December 31, 2022, there was no shares' restriction removed.

On May 11, 2022, Propitious Global Holdings Limited converted 727,407,230 of its Class B ordinary shares into Class A ordinary shares on a 1:1 basis. Propitious Global Holdings Limited, the Company's principal shareholder, is ultimately controlled by Z&Z Trust.

In May 2022, the Board of directors of the Company authorized a share repurchase program under which the Company may repurchase up to US$1 billion of its ADSs and/or Class A ordinary shares in the open market at prevailing market prices, through privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations, over a 12-month period, subject to obtaining general mandate from shareholders. On August 12, 2022, general mandate was obtained from the shareholders during Annual General Meeting. As of and for the year ended December 31, 2022, the Company repurchased 41,707,914 Class A ordinary shares in the open market at prevailing market prices, which was classified to treasury shares. Total consideration paid for the purchases was US$187.3 million (RMB1,319.8 million). On December 8, 2022, the Company cancelled 35,246,628 Class A ordinary shares with a par value of US$0.00002 per share, which were repurchased during September and October 2022.

On August 12, 2022, an amendment to the Memorandum and Articles of Association was approved by the shareholders during an annual general meeting, according to which, the authorised share capital of the Company is US$500,000 divided into 25,000,000,000 shares, comprising (i) 24,114,698,720 Class A ordinary shares with a par value of US$0.00002 each and (ii) 885,301,280 Class B ordinary shares with a par value of US$0.00002 each.

20. ORDINARY SHARES (continued)

On December 8, 2022, 1,023,202 Class B ordinary shares that were held by Ever Orient International Limited and beneficially owned by Mr. Yongdong Peng, chairman and chief executive officer of the Company, and 443,952 Class A ordinary shares that were held by Clover Rich Limited and beneficially owned by Mr. Yigang Shan, an executive director of the Company, were converted to Class A Ordinary Shares.

During the year ended December 31, 2020, the Company issued 60,852,775 Class A Ordinary Shares to employee trust controlled by the Company upon early exercise of options, of which 43,687,673 shares have been exercised by employees as of December 31, 2022.

During the year ended December 31, 2021 and 2022, the Company issued 38,944,380 and 31,999,998 Class A Ordinary Shares to the depositary bank for future exercise of employees' share options, of which 38,349,390 shares have been exercised by employees as of December 31, 2022.

Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for conversion and voting rights. Class B Ordinary Shares shall only be held by Mr. Yongdong Peng and Mr. Yigang Shan (each of whom, a "Co-Founder") a Director Holding Vehicle wholly-owned and wholly-controlled by a Co-Founder, as defined in the currently effective memorandum and articles of association. Class B ordinary shares may be converted into the same number of Class A ordinary shares by the holders thereof at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares under any circumstances. Subject to the Hong Kong Listing Rules or other applicable laws or regulations, each Class B ordinary share shall be automatically converted into one Class A ordinary share upon the occurrence of any of the following events: (i) the holder of such Class B ordinary shares dies, ceases to be a director or a Director Holding Vehicle wholly-owned and wholly-controlled by a Co-Founder, or is deemed by the Hong Kong Stock Exchange to be incapacitated for the purpose of performing his or her duties as a director or no longer meet the requirements of a director as set out in the Hong Kong Listing Rules; (ii) the transfer to another person of the beneficial ownership of, or economic interest in, such Class B ordinary share or the control over the voting rights attached to such Class B ordinary share other than (a) the grant of any lien, pledge, charge or other encumbrance over such share which does not result in the transfer of the legal title or beneficial ownership of, or the voting rights attached to, such share, until the same is transferred upon the enforcement of such lien, pledge, charge or other encumbrance and (b) a transfer of the legal title to such share by a Co-Founder to a Director Holding Vehicle wholly-owned and wholly-controlled by him, or by a Director Holding Vehicle wholly-owned and wholly-controlled by a Co-Founder to the Co-Founder holding and controlling it or another Director Holding Vehicle wholly-owned and wholly-controlled by such Co-Founder; and (iii) a Director Holding Vehicle holding such Class B Ordinary Shares no longer complies with the principle that the weighted voting rights attached to a beneficiary's shares must cease upon transfer to another person of the beneficial ownership of, or economic interest in, those shares or the control over the voting rights attached to them. Upon any sale, transfer, assignment or disposition of any Class B ordinary share by a holder thereof to any person other than the Co-Founders or Co-Founder affiliates, or upon a change of control of the ultimate beneficial ownership of any Class B ordinary share to any person other than the Co-Founders or Co-Founder Affiliates, such Class B ordinary share shall be automatically and immediately converted into one Class A ordinary share. Holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of our company. Each Class A ordinary share shall be entitled to one vote on all matters subject to the vote at general meetings of our company, and each Class B ordinary share shall be entitled to ten votes on all matters subject to the vote at general meetings of our company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21. FAIR VALUE MEASUREMENT

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy on recurring basis as of December 31, 2021 and 2022:

	December 31, 2021 RMB	Quoted prices in active markets for identical assets (Level 1) RMB	Significant other observable inputs (Level 2) RMB	Significant other unobservable inputs (Level 3) RMB
		Fair value measurement at reporting date using		
		(in thousands)		
Assets				
Fair value disclosure				
Bank time deposits (maturing within 3 months) (i)	592,752	–	592,752	–
Short-term investments (iii)				
Short-term time deposits	9,938,676	–	9,938,676	–
Long-term investments (ii)				
Long-term time deposits	946,096	–	946,096	–
Held-to-maturity debt investments	134,120	–	134,120	–
Fair value measurements on a recurring basis				
Short-term investments (iii)				
Wealth management products	19,331,959	–	17,042,313	2,289,646
Derivative instruments	132,026	–	132,026	–
Long-term investments (ii)				
Equity investments without readily determinable fair value using NAV practical expedient (iv)	126,380			
Listed equity securities	153,779	153,779	–	–
Unlisted equity securities	246,007	–	–	246,007
Wealth management products	6,012,346	–	2,742,645	3,269,701
Loan receivables under fair value option	68,190	–	–	68,190
Available-for-sale debt investments	7,813,655	–	7,813,655	–
Total	45,495,986	153,779	39,342,283	5,873,544

21. FAIR VALUE MEASUREMENT (continued)

		Fair value measurement at reporting date using		
	December 31, 2022 RMB	Quoted prices in active markets for identical assets (Level 1) RMB	Significant other observable inputs (Level 2) RMB	Significant other unobservable inputs (Level 3) RMB
		(in thousands)		
Assets				
Fair value disclosure				
Short-term investments (iii)				
Short-term time deposits	3,911,410	–	3,911,410	–
Held-to-maturity debt investments	3,571,060	–	3,571,060	–
Long-term investments (ii)				
Long-term time deposits	11,064,516	–	11,064,516	–
Held-to-maturity debt investments	138,485	–	138,485	–
Fair value measurements on a recurring basis				
Short-term investments (iii)				
Listed equity securities	70,415	70,415	–	–
Wealth management products	26,491,683	–	23,492,290	2,999,393
Available-for-sale debt investments	1,380,668	–	1,380,668	–
Long-term investments (ii)				
Equity investments without readily determinable fair value using NAV practical expedient (iv)	91,005			
Listed equity securities	37,134	37,134	–	–
Unlisted equity securities	84,672	–	–	84,672
Wealth management products	938,000	–	900,500	37,500
Loan receivables under fair value option	3,883	–	–	3,883
Available-for-sale debt investments	5,126,289	–	5,126,289	–
Total	**52,909,220**	**107,549**	**49,585,218**	**3,125,448**

(i) Included in cash and cash equivalents on the Company's consolidated balance sheets;

(ii) Included in long-term investments on the Company's consolidated balance sheets;

(iii) Included in short-term investments on the Company's consolidated balance sheets;

(iv) Investments are measured at fair value using NAV as a practical expedient. These investments have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21. FAIR VALUE MEASUREMENT (continued)

The following table summarizes the activities related to fair value of the short-term wealth management products:

	Amounts RMB (in thousands)
Fair value of short-term wealth management products as of December 31, 2020 (Level 3)	–
Transfer from long-term investment	2,289,646
Fair value of short-term wealth management products as of December 31, 2021 (Level 3)	**2,289,646**
Transfer from long-term investment	3,317,493
Change in fair value (i)	(1,077)
Exchange adjustment	197,924
Disposal	(2,804,593)
Fair value of short-term wealth management products as of December 31, 2022 (Level 3)	**2,999,393**

(i)   Recognized as "Fair value changes in investments, net" on the consolidated statements of comprehensive income (loss).

The following table summarizes the activities related to fair value of the unlisted equity securities:

	Amounts RMB (in thousands)
Fair value of unlisted equity securities as of December 31, 2020 (Level 3)	**238,294**
Change in fair value (i)	(10,828)
Investment Made	18,541
Fair value of unlisted equity securities as of December 31, 2021 (Level 3)	**246,007**
Change in fair value (i)	(159,264)
Dividend Received	(412)
Investment Made	9,472
Disposal	(11,131)
Fair value of unlisted equity securities as of December 31, 2022 (Level 3)	**84,672**

(i)   Recognized as "Fair value changes in investments, net" on the consolidated statements of comprehensive income (loss).

21. FAIR VALUE MEASUREMENT (continued)

The following table summarizes the activities related to fair value of the long-term wealth management products:

	Amounts RMB (in thousands)
Fair value of long-term wealth management products as of December 31, 2020 (Level 3)	**657,550**
Fair value at inception of purchased	4,931,964
Change in fair value(i)	147,422
Dividend Received	(52,059)
Exchange adjustment	(125,530)
Transfer to short-term investment	(2,289,646)
Fair value of long-term wealth management products as of December 31, 2021 (Level 3)	**3,269,701**
Fair value at inception of purchased	37,500
Change in fair value (i)	(84,512)
Exchange adjustment	132,304
Transfer to short-term investment	(3,317,493)
Fair value of long-term wealth management products as of December 31, 2022 (Level 3)	**37,500**

(i)   Recognized as "Fair value changes in investments, net" on the consolidated statements of comprehensive income (loss).

The following table summarizes the activities related to fair value of the loan receivables under fair value option:

	Amounts RMB (in thousands)
Fair value of loan receivables under fair value option as of December 31, 2020 (Level 3)	**41,519**
Fair value at inception of purchased	35,534
Change in fair value(i)	(8,863)
Fair value of loan receivables under fair value option as of December 31, 2021 (Level 3)	**68,190**
Cash collection	(24,869)
Change in fair value (i)	(39,438)
Fair value of loan receivables under fair value option as of December 31, 2022 (Level 3)	**3,883**

(i)   Recognized as "Fair value changes in investments, net" on the consolidated statements of comprehensive income (loss).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21. FAIR VALUE MEASUREMENT (continued)

Assets Measured at Fair Value on a Recurring Basis

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates. Following is a description of the valuation techniques that the Group uses to measure the fair value of assets that the Group reports in its consolidated balance sheets at fair value on a recurring basis.

Bank time deposits. Bank time deposits are valued based on the prevailing interest rates in the market, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 2.

Loan receivables accounted for under the fair value option. The fair value of the loan receivables was estimated by using valuation models such as the binomial model with unobservable inputs including risk-free interest rate and expected volatility (Level 3).

Listed equity securities. The Group values its listed equity securities using quoted prices for the underlying securities in active markets, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 1.

Unlisted equity securities. The fair value of the investee is estimated by applying the discounted cash flow approach and the guideline public company approach. For discounted cash flow approach, major factors considered include historical financial results and assumptions including future growth rates, an estimate of weighted average cost of capital, effective tax rates. The guideline public company approach relies on publicly available market data of comparable companies and uses comparative valuation multiples of the investee's revenue. The Group classifies the valuation techniques that use these inputs as Level 3.

Wealth management products. Wealth management products are financial products issued by commercial bank or asset management company. For investment issued by commercial bank with a variable interest rate, the Group uses alternative pricing sources and models utilizing market observable inputs to estimate the fair value, and the Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurement. For financial product issued by asset management company, whose fair value is determined based on the expected cash flows and discounted by using the unobservable expected return, such as dealer quotes for similar instruments, the Group classifies the valuation techniques that use these inputs as Level 3.

Available-for-sale debt investments. Available-for-sale debt investments are debt instruments or preferred shares issued by banks and other financial institutions that are redeemable at the issuer's option, which are measured at fair value. Available-for-sale debt investments that are redeemable at the issuer's option have no contractual maturity date. The Group classifies the valuation techniques that use these inputs as Level 2 fair value measurement.

21.   FAIR VALUE MEASUREMENT (continued)

Assets Measured at Fair Value on a Recurring Basis (continued)

Held-to-maturity debt investments. Held-to-maturity debt investments were mainly debt instruments issued by financial institutions and private companies with maturities of greater than one year and for which the Group has the positive intent and ability to hold those securities to maturity. The Group account for the held-to-maturity debt securities at amortized cost less allowance for credit losses. The Group determines the fair value of the debt securities using quoted prices in less active markets, and accordingly the Group categorizes the unsecured senior notes as Level 2 in the fair value hierarchy.

Derivative instruments. Derivative instruments are mainly financial products issued by commercial bank linked to the forward exchange rate. Fair value is provided by the commercial bank using alternative pricing sources and models utilizing market observable inputs, and accordingly the Group classifies the valuation techniques that use these inputs as Level 2.

For recurring fair value measurements categorized within Level 3 of the fair value hierarchy, a change in those significant unobservable inputs to a different amount might result in a significantly higher or lower fair value measurement at the reporting date.

Assets Measured at Fair Value on a Non-Recurring Basis

Investments without readily determinable fair value. For those investments without readily determinable fair value, the Group measures them at fair value when observable price changes are identified or impairment charge were recognized. The fair values of the Group's privately held investments as disclosed are determined based on the discounted cash flow model using the discount curve of market interest rates or based on the similar transaction price in the market directly. The Group classifies the valuation techniques on those investments that use similar identifiable transaction prices as Level 2 of fair value measurements.

The Group also measures equity investments without readily determinable fair values at fair value on a non-recurring basis when an impairment charge is to be recognized. As of December 31, 2021 and 2022 certain investments were measured using significant unobservable inputs (Level 3) and written down from their respective carrying values to fair values, considering the stage of development, the business plan, the financial condition, the sufficiency of funding and the operating performance of the investee companies, with impairment charges incurred and recorded in earnings for the years then ended.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21. FAIR VALUE MEASUREMENT (continued)

Assets Measured at Fair Value on a Non-Recurring Basis (continued)

The fair value of the privately held investments is valued based on the discounted cash flow model with unobservable inputs including the discount curve of market interest rates, or valued based on market approach with unobservable inputs including selection of comparable companies and multiples and estimated discount for lack of marketability. Impairment recorded for equity method investments for the years ended December 31, 2021 and 2022 was RMB2.9 million and nil, respectively. Impairment recorded for investments without readily determinable fair value for the years ended December 31, 2021 and 2022 was RMB183.8 million and RMB591.9 million, respectively.

Non-financial assets. The Group's non-financial assets, such as intangible assets, goodwill and property, plant and equipment, would be measured at fair value only if they were determined to be impaired.

The Group reviews the long-lived assets and certain identifiable intangible assets other than goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Impairment loss for those assets were recognized based on the impairment test using discounted cash flow method. The impairment recognized on the intangible assets and long-lived assets based on management's assessment amount to RMB14.3 million and RMB6.3 million, for the years ended December 31, 2021 and 2022, respectively.

The Group has a policy to perform goodwill impairment testing at the reporting unit level on December 31 annually, and between annual tests whenever a triggering event occurs. When performing the quantitative impairment test at reporting unit level, the Group considers a number of factors including but not limited to expected future cash flows, growth rates, discount rates, and comparable multiples from publicly traded companies in the industry. The impairment recognized on goodwill based on management's assessment amount to RMB732.4 million and RMB141.8 million for the years ended December 31, 2021 and 2022, respectively. The fair value of reporting units was determined using Level 3 inputs.

22. BUSINESS COMBINATIONS

The Group accounts for business combinations using the acquisition method of accounting, which requires the acquisition cost be allocated to the assets and liabilities of the Group acquired, including separately identifiable intangible assets, based on their estimated fair values. The Group made estimates and judgments in determining the fair value of acquired assets and liabilities, with the assistance of an independent valuation firm and management's experience with similar assets and liabilities. In performing the purchase price allocation, the Group considered the analyses of historical financial performance and estimates of future performance of these companies acquired. Other than these acquisitions mentioned, other acquisition is immaterial for the years ended December 31, 2021 and 2022.

Acquisition of Shengdu

Founded in 2002 and headquartered in Hangzhou, Shengdu is a full-service home renovation service provider in China.

As discussed in Note 11 (ii), the Group entered into a definitive agreement with Shengdu, pursuant to which the Group agreed to acquire 100% equity interests in Shengdu from its existing shareholders, for a total consideration capped at RMB8 billion consisting of cash and restricted shares, subject to a staggered acquisition arrangement and customary closing conditions, including regulatory approvals. The Group has purchased 6% and 43% of Shengdu's equity interests with preference rights in December 2021 and January 2022 with consideration amount to RMB480 million and RMB3,440 million in cash, respectively. The Group used measurement alternative to account for the investments. The Group accounted for its obligation to purchase the remaining equity interest of Shengdu when and if certain customary closing conditions are satisfied as a forward contract, which is classified as an asset or liability and measured at fair value, with changes in fair value reported in earnings.

Pursuant to the original term of the definitive agreement signed on July 4, 2021, the group agreed to acquire the remaining 51% equity interest in Shengdu for a total consideration at RMB4,080 million in form of restricted shares, from Shengdu's selling shareholders. The restricted shares would be settled at an issuance price based on the weighted average closing prices of the Company's ADSs for 30 consecutive trading days before the closing of the Shengdu acquisition. Due to decline of the Company's share price during the three months period ended March 31, 2022, the management of the Group renegotiated the consideration with Shengdu. On March 31, 2022, the management of the Group, Shengdu and Shengdu's selling shareholders agreed to enter into an amended share purchase agreement, in which the Group would acquire Shengdu's remaining 51% equity interest by issuing 44,315,854 restricted Class A Ordinary Shares to the selling shareholders of Shengdu as the consideration. Before and after the amendment, the restricted shares issued to the selling shareholders who are key employee of Shengdu are subject to a 3 years' service period. That is, if the selling shareholders left the Company within 3 years after the closing of the acquisition, the Group has the option to purchase the unvested restricted shares held by the selling shareholder without consideration. As such, the restrict shares issued are accounted for as post-combination compensation cost but not included in the purchase price. Total fair value of restricted shares granted was RMB1,217 million, out of which RMB284 million was recognized as share-based compensation expenses during the year ended December 31, 2022. Please refer to Note 19 for details.

22. BUSINESS COMBINATIONS (continued)

Acquisition of Shengdu (continued)

On April 20, 2022, the Group issued 44,315,854 restricted Class A Ordinary Shares to the Shengdu's selling shareholders and acquired Shengdu's remaining 51% equity interest on April 20, 2022. As a result, the 100% equity interest of Shengdu was acquired by the Group. The Group began to consolidate its financial statements following the completion of the transaction. At the acquisition date, the Group remeasured the investment on the acquired 49% equity interest of Shengdu to the fair value of RMB2,489.2 million and the forward to the fair value of RMB1,374.1 million, which were determined based on a discounted cash flow analysis. Significant assumptions used in the discounted cash flows include revenue growth rates and discount rate. During the year ended December 31, 2022, RMB57 million loss was recorded in "Fair value changes in investments, net" in the consolidated statements of comprehensive income (loss).

The acquisition was structured as a merger in which Shengdu became a wholly owned subsidiary of the Company. Shengdu's businesses have been added to the home renovation and furnishing segment. The acquisition enables the Group to realize the strategic synergies across the industry chain, and further strengthen the Group's capabilities in providing better home renovation and furnishing services to satisfy the evolving needs of housing customers. Acquisition related costs incurred were not material.

The following table presents the determination of the fair value of identifiable assets acquired and liabilities assumed from the Group's acquisition of Shengdu. Fair value estimates are based on a complex series of judgments about future events and uncertainties and rely heavily on estimates and assumptions. The judgments used to determine the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact the Company's results of operations.

22. BUSINESS COMBINATIONS (continued)

Acquisition of Shengdu (continued)

	Amounts RMB (in thousands)
Cash and cash equivalents	437,658
Restricted cash	2,106
Short term investments	1,004,314
Accounts receivable and contract assets, net	179,804
Prepayments, receivables and other assets	404,196
Property, plant and equipment, net	332,923
Right-of-use assets	530,653
Long-term investments, net	45,661
Intangible assets	1,050,523
Deferred tax assets	40,592
Goodwill	3,060,775
Accounts payable	(551,299)
Salary and welfare payable	(487,205)
Income taxes payable	(16,388)
Lease liabilities current portion	(83,115)
Contract liability	(1,126,951)
Accrued expenses and other current liabilities	(330,900)
Lease liabilities non-current portion	(359,763)
Deferred tax liabilities	(270,244)
Total	**3,863,340**
Total purchase price is comprised of:	
Cash consideration	3,920,000
Forward loss	(56,660)
Total	**3,863,340**

RMB3,362.3 million cash consideration was paid during the year ended December 31, 2022, net of cash acquired, which is included in the cash used for the acquisition of businesses, net of cash acquired line item in the Consolidated Statement of Cash Flows. RMB120.0 million cash consideration was paid in the year ended December 31, 2021 relating to this staggered acquisition.

In connection with the Shengdu transaction, the Company recorded goodwill of RMB3,060.8 million, which is attributable primarily to expected synergies, expanded market opportunities, and other expected benefits that the Company believes it will result from combining its operations with the operations of Shengdu. The incremental goodwill created as a result of the acquisition is not deductible for tax purposes. Goodwill has been allocated to the home renovation and furnishing segment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22. BUSINESS COMBINATIONS (continued)

Acquisition of Shengdu (continued)

The total revenue and net loss from Shengdu that are included in the Group's consolidated statement of comprehensive income (loss) for the year ended December 31, 2022 were RMB4,311.3 million and RMB189.3 million, respectively.

The purchase price allocation to identifiable intangible asset acquired is as follows:

	Estimated fair value	Estimated useful life
	RMB (in thousands)	(in years)
Trademark	1,049,500	10

The fair value of the trademark was estimated using the multi-period excess earnings method. Significant judgement was exercised in determining the fair value of the trademark intangible asset acquired, which involved the use of assumptions related to revenue growth rates and discount rate of the acquired business. The discount rate was determined by considering the cost of capital of comparable businesses and other industry factors. Trademark acquired is amortized using a straight-line method that reflects the pattern in which economic benefits of the intangible assets are consumed.

The following unaudited pro forma consolidated financial information reflects the combined results of operations of the Group and Shengdu for the year ended December 31, 2022, as if the acquisition of Shengdu had occurred on January 1, 2021, and after giving effect to purchase accounting adjustments. These unaudited pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place as of the beginning of the years presented and may not be indicative of future operating results.

	For the Year Ended December 31,	
	2021	2022
	RMB	RMB
	(in thousands)	
Net revenue	85,025,298	61,845,478
Net income (loss)	(713,891)	(1,569,819)

22. BUSINESS COMBINATIONS (continued)

Acquisition of Shengdu (continued)

The unaudited pro forma net loss for the years presented includes RMB78.7 million for the amortization of identifiable intangible asset net of tax for each year. The relevant tax impact was determined using the actual effective income tax rate of Shengdu for each presented year.

Other acquisitions

During the year ended December 31, 2022, the Group also acquired several small real estate agency companies in several cities which primarily operated existing home transaction services and new home transaction services in the PRC, and one home renovation company. All these acquisitions individually and in aggregate were not material.

23. SEGMENT INFORMATION

(a) Description of segments

The Group's organizational structure is based on a number of factors that the CODM uses to evaluate, view and run its business operations which include, but are not limited to, customer base, homogeneity of services and technology. The Group's operating segments are based on this organizational structure and information reviewed by the Group's CODM to evaluate the operating segment results.

As a result of the acquisition of Shengdu, which was closed on April 20, 2022, the Group updated its internal organizational structure resulting in four segments, which were existing home transaction services, new home transaction services, home renovation and furnishing, and emerging and other services. In the second quarter of 2022, the Group updated the financial measures provided to the CODM.

These changes in segment reporting align with the manner in which the Group's CODM currently receives and uses financial information to allocate resources and evaluate the performance of reporting segments. These changes in segment presentation do not affect consolidated balance sheets, consolidated statements of comprehensive income (loss) or consolidated statements of cash flows. The Group retrospectively revised prior period segment information, to conform to current period presentation.

23. SEGMENT INFORMATION (continued)

(a) Description of segments (continued)

The Group now operates its businesses in four segments: existing home transaction services, new home transaction services, home renovation and furnishing, and emerging and other services. The following summary describes the operations in each of the Group's reportable segment:

(1) Existing home transaction services: The existing home transaction segment provides services in existing home market include i) agency services to sales or leases of existing homes, either through acting as the principal agent or a participating agent in collaboration with the principal agents; ii) platform and franchise services to brokerage firms on Beike platform who provide agency services in existing home market; iii) Other transaction services, such as transaction closing service through the Group's transaction center.

(2) New home transaction services: The new home transaction business segment provides new home transaction services in new home market. New home transaction services refer to agency services provided to real estate developers to facilitate sales of new properties developed by the real estate developers to property buyers. The Group signs the new home transaction services contracts with the sales companies of the developers and then mobilizes all agents registered with the platform to fulfil such contracts.

(3) Home renovation and furnishing: The home renovation and furnishing business segment provides a one-stop solution to give housing customers access to a comprehensive range of home renovation and furnishing, ranging from interior design, renovation, re-modeling, furnishing, supplies, to after-sales maintenance and repair.

(4) Emerging and other services: Emerging and other services include rental property management service business, financial service business and other newly developed businesses.

Material costs, commission and compensation costs include material costs related to home renovation and furnishing services and compensation to sales professionals or renovation workers who are the Group's employees or contractors as well as split commission to brokerage firms who signs channel sale agency service agreements with the Group.

Commission and compensation costs in existing home market are mainly to those who are the Group's employees or contractors. Commissions and compensation costs in new home market are mainly to brokerage firms who sign channel sale agency service agreements with the Group. Commission and compensation costs in home renovation and furnishing market are mainly to renovation workers who are the Group's employees or contractors. Material costs in home renovation and furnishing market are mainly to suppliers according to corresponding contracts.

23. SEGMENT INFORMATION (continued)

(b) Segments data

The following tables present summary information by segment:

	For the Year Ended December 31,	
	2021	2022
	RMB	RMB
	(in thousands)	
Net revenues:		
Existing home transaction services	31,947,953	24,123,703
New home transaction services	46,472,378	28,650,374
Home renovation and furnishing	197,452	5,046,627
Emerging and other services	2,134,656	2,848,075
Total	80,752,439	60,668,779
Material costs, Commission and compensation costs:		
Existing home transaction services	(20,123,501)	(14,510,838)
New home transaction services	(37,525,240)	(21,886,020)
Home renovation and furnishing	(195,869)	(3,562,068)
Emerging and other services	(288,593)	(1,956,468)
Total	(58,133,203)	(41,915,394)
Contribution:		
Existing home transaction services	11,824,452	9,612,865
New home transaction services	8,947,138	6,764,354
Home renovation and furnishing	1,583	1,484,559
Emerging and other services	1,846,063	891,607
Total	22,619,236	18,753,385

As substantially all of the Group's long-lived assets are located in the PRC and substantially all of the Group's revenue of reportable segments are derived from China based on the geographical locations where services and products are provided to customers, no geographical information is presented.

24. NET INCOME (LOSS) PER SHARE

Basic net income (loss) per share is the amount of net income (loss) attributable to each share of ordinary shares outstanding during the reporting period. Diluted net income (loss) per share is the amount of net income (loss) attributable to each share of ordinary shares outstanding during the reporting period adjusted to include the effect of potentially dilutive ordinary shares. 41,217,159 non-vested share options and 31,140 non-vested RSUs on a weighted average basis were excluded from the calculation of diluted net loss per share for the year ended December 31, 2021 because of their anti-dilutive effect. 4,437,739 non-vested RSUs and 24,445,441 non-vested restricted shares on a weighted average basis were excluded from the calculation of diluted net loss per share for the year ended December 31, 2022 because of their anti-dilutive effect.

The following table sets forth the computation of basic and diluted net income (loss) per share for the years and periods indicated:

	For the Year Ended December 31,	
	2021	2022
	(RMB in thousands, except for share and per share data)	
Numerator:		
Net loss attributable to KE Holdings Inc.	(524,129)	**(1,386,074)**
Net loss attributable to KE Holdings Inc.'s ordinary shareholders	(524,129)	**(1,386,074)**
Denominator:		
Denominator for basic net income (loss) per share– weighted average ordinary shares outstanding	3,549,121,628	**3,569,179,079**
Denominator for diluted net income (loss) per share– weighted average ordinary shares outstanding	3,549,121,628	**3,569,179,079**
Net loss per share attributable to ordinary shareholders:		
– Basic	(0.15)	**(0.39)**
– Diluted	(0.15)	**(0.39)**

25. RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities.

During the years ended December 31, 2021 and 2022, other than disclosed elsewhere, the Group had the following material related party transactions.

Related Party	Relationship with the Group
Ziroom Inc. and its subsidiaries ("Ziroom")	A group which management or operating policies significantly influenced by a director of the Company
Yuanjing Mingde (Beijing) Holding Group Co., Ltd. and its subsidiaries ("Yuanjing Mingde")	A group which management or operating policies significantly influenced by a director of the Company
Vanlian (Beijing) Decoration Co., Ltd. ("Vanlian")	An affiliate company of the Group
IFM Investments Limited ("IFM")	An affiliate company of the Group
Shengdu	An affiliate company of the Group
Shanghai Xinhewan Industrial Development Co., Ltd ("Xinhewan")	An affiliate company of the Group
Brokerage firms	Firms that the Group has significant influence in
Tencent	Principal owner of the Group

Shengdu was considered as a related party of the Group from December 10, 2021. On April 20, 2022, the Group completed the acquisition of Shengdu and Shengdu became a consolidated subsidiary of the Group (Note 23). Transactions between the Group and Shengdu from the period of December 10, 2021 to April 19, 2022 are disclosed as related party transactions.

Vanlian was an affiliate company of the Group. On January 4, 2022, the Group completed the acquisition of Vanlian and Vanlian became a wholly owned subsidiary of the Group. Transactions between the Group and Vanlian before January 3, 2022 are disclosed as related party transactions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25. RELATED PARTY TRANSACTIONS (continued)

(i) The Group entered into the following transactions with related parties:

	For the Year Ended December 31,	
	2021	2022
	RMB	RMB
	(in thousands)	
Revenues from related parties		
Online marketing services provided to Ziroom	104,888	90,262
Platform services provided to IFM	69,717	65,258
Agency services provided to Ziroom	53,150	34,197
Agency services and other services provided to Shengdu	7,565	8,700
Agency services provided to Yuanjing Mingde	4,491	5,183
Technical services provided to Tencent	1,608	745
Agency services, online marketing services and home renovation services provided to Vanlian	174,511	–
Commission support services provided to brokerage firms	423,448	441,471
Platform and franchise services provided to brokerage firms	8,512	13,011
Others	–	5,376
Total	847,890	664,203

Agency services refer to services to facilitate home sales or leases. A certain percentage of commission was recognised upon the completion of contracts between referred customers and the related parties stated above.

Online marketing services mainly refer to the technical support, marketing and promotion services provided to the above related parties to promote their own services and products.

25. RELATED PARTY TRANSACTIONS (continued)

(i) The Group entered into the following transactions with related parties: (continued)

Platform services refer to the fees the Group charged for using the Group's ACN and SaaS system. Franchise services refer to the fees the Group charges for using the Group's Deyou brand.

	For the Year Ended December 31,	
	2021	2022
	RMB	RMB
	(in thousands)	
Services provided by related parties		
Online marketing and technical services from Tencent	193,866	**159,564**
Rental and property management services from Yuanjing Mingde	30,609	**27,379**
Services from Ziroom	7,942	**8,131**
Referral services from IFM	10,672	**5,590**
Referral services from brokerage firms	831,591	**673,972**
Others	1,322	**2,717**
Total	1,076,002	**877,353**

Online marketing services mainly refer to the cloud, marketing and promotion services provided by Tencent.

Rental services mainly include the office rental from Yuanjing Mingde, which was charged based on fair market price.

Referral services provided by related parties mainly refer to customer referrals from related parties.

Services from Ziroom including referral, cleaning, maintenance, sales and marketing services provided by Ziroom.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25. RELATED PARTY TRANSACTIONS (continued)

(i)   The Group entered into the following transactions with related parties: (continued)

	For the Year Ended December 31,	
	2021	2022
	RMB	RMB
	(in thousands)	
Other income		
Interest income from loans provided to Xinhewan	–	4,301
Interest income from loans provided to IFM	2,209	(753)
Interest income from loans provided to others	1,450	2,406
Total	3,659	5,954

(ii)   On May 31, 2021, the Group invested in 29.16% of the equity interests of Yuanjing Mingchuang with certain preference rights with a total cash consideration of RMB700 million. Yuanjing Mingchuang is a subsidiary of Yuanjing Mingde. For the detail, please refer to Note 11.

(iii) As of December 31, 2021 and 2022, the Group had the following lease balances and transactions with related parties:

	As of December 31,	
	2021	2022
	RMB	RMB
	(in thousands)	
Operating Leases		
Store leases from Yuanjing Mingde	136,164	77,625
Administrative office leases from Ziroom	51	72
Total operating lease assets	136,215	77,697
Operating lease liabilities, current from Yuanjing Mingde	8,213	4,284
Operating lease liabilities, current from Ziroom	51	26
Operating lease liabilities, non-current from Yuanjing Mingde	125,075	75,449
Total operating lease liabilities	133,339	79,759

25. RELATED PARTY TRANSACTIONS (continued)

(iii) (continued)

	For the Year Ended December 31,	
	2021	2022
	RMB	RMB
	(in thousands)	
Operating lease cost from related parties		
Operating lease cost from Yuanjing Mingde	18,358	**18,092**
Operating lease cost from Ziroom	100	**175**
Operating lease cost from brokerage firms	49	**–**
Total	18,507	**18,267**

(iv) As of December 31, 2021 and 2022, the Group had the following balances with related parties:

	As of December 31,	
	2021	2022
	RMB	RMB
	(in thousands)	
Amounts due from and prepayments to related parties		
Ziroom	349,375	**345,212**
IFM	7,799	**7,400**
Yuanjing Mingde	7,471	**6,806**
Tencent	175	**2,258**
Vanlian	209,087	**–**
Shengdu	6,431	**–**
Brokerage firms	10,485	**19,551**
Others	519	**24,729**
Total	591,342	**405,956**
Amounts due to related parties		
Tencent	35,269	**34,723**
Ziroom	30,872	**33,530**
IFM	22,893	**27,091**
Yuanjing Mingde	8,569	**6,983**
Vanlian	143,804	**–**
Shengdu	1,498	**–**
Brokerage firms	339,911	**315,977**
Others	1,262	**7,381**
Total	584,078	**425,685**

As of December 31, 2022, all amounts due from and prepayments to related parties and amounts due to related parties were trade in nature.

25. RELATED PARTY TRANSACTIONS (continued)

(iv) (continued)

	As of December 31,	
	2021	2022
	RMB	RMB
	(in thousands)	
Loan receivables from related parties		
Short-term loans to IFM	20,000	20,000
Short-term loans to others (a)	22,788	15,846
Current portion of long-term loans to Xinhewan (b)	–	14,617
Long-term loans to Xinhewan (b)	–	17,934
Long-term loans to others (a)	–	5,000
Total	42,788	73,397

(a) The balance of loans to others included the loans provided to entities that the Group invested and has significant influence in for operating of business of these entities, net of allowance for credit losses.

(b) In January 2022, the Group entered into a three-year RMB44.5 million loan agreement with Xinhewan at an annual fixed borrowing rate of 12%. The principal and interests are repayable to the Group in thirty-six equal instalments. As of December 31, 2022, RMB14.6 million of the loan was due within one year; the remaining RMB17.9 million was classified as long-term loan receivables from related parties on the consolidated balance sheet.

As of December 31, 2022, all loan receivables from related parties were non-trade in nature. In relation to the loans provided to the related parties stated above, the Group charged the related parties based on fair market interest rate, and cash flows resulted from the loans were presented within investing activities in the consolidated statements of cash flows.

(v) On September 5, 2022, Beike Zhaofang (Beijing) Technology Co., Ltd., a wholly owned subsidiary of the Company, entered into a donation agreement, or the Donation Agreement, with one of our principal shareholder, or the Donator. According to the Donation Agreement, the Donator agreed to donate RMB30 million free of charge during a three-year period to set up a scholarship for Huaqiao Academy run by the Group, or the Huaqiao Scholarship. The Group agreed to manage the Huaqiao Scholarship on behalf of the Donator by solely acting on its instructions. The Huaqiao Scholarship shall only be used to subsidize outstanding students of Huaqiao Academy, who will use the Huaqiao Scholarship to pay the tuition payable to Huaqiao Academy. The Huaqiao Scholarship shall be managed and accounted independently, and shall not be used for any other purpose unless instructed by the Donator, who is responsible for overseeing the use of the donated fund. During the year ended December 31, 2022, donation payment of RMB10 million was made by the Donator to a bank account designated by the Group.

26. COMMITMENTS AND CONTINGENCIES

(a) Commitments

	As of December 31, 2022 RMB (in thousands)
Operating leases commitments(i)	386,310
Investment commitments(ii)	141,765
Purchase of property and equipment	4,512
Purchase of services	2,081
Total	**534,668**

	Amounts RMB (in thousands)
2023	281,049
2024	118,115
2025	83,711
2026	25,413
Thereafter	26,380
Total	534,668

(i)   Operating leases commitments represent the Group's obligations for leasing premises.

(ii)   Investment commitments obligations primarily relate to capital contributions obligation under certain arrangements.

(b) Contingencies

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of the unresolved matters, individually and in the aggregate, are likely to have a material adverse effect on the Group's financial position, results of operations or cash flows. However, litigations are subject to inherent uncertainties and the Group's view of these matters may change in the future.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27. STATUTORY RESERVES AND RESTRICTED NET ASSETS

Pursuant to laws applicable to entities incorporated in the PRC, the Group's subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of a company's registered capital, the other fund appropriations are at the subsidiaries' discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. During the years ended December 31, 2021 and 2022, appropriations to the statutory reserve have been made by the Group, which was RMB91.1 million and RMB176.9 million, respectively.

In addition, due to restrictions on the distribution of share capital from the Group's PRC subsidiaries and also as a result of these entities' unreserved accumulated losses, total restrictions placed on the distribution of the Group's PRC subsidiaries' net assets was RMB20.1 billion as of December 31, 2022.

Cash transfers from the Company's PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may temporarily restrict the ability of the PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations.

The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), "General Notes to Financial Statements" and concluded that it was applicable for the Company to disclose the financial statements for the parent company.

For the purpose of presenting parent only financial information, the Company records its investments in its subsidiaries under the equity method of accounting. Such investments are presented on the separate condensed balance sheets of the Company as "Investment in subsidiaries" and "Net assets of VIEs" and the income (loss) of the subsidiaries is presented as "Share of income (loss) of subsidiaries" and "Income (loss) of the VIEs". Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted.

The Company became parent company of the Group upon the completion of the Reorganization on December 28, 2018. The following disclosures present the financial positions of the parent company as of December 31, 2021 and 2022, the operation results for the years ended December 31, 2021 and 2022, and the statements of cash flows for the years ended December 31, 2021 and 2022. The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2021 and 2022.

27. STATUTORY RESERVES AND RESTRICTED NET ASSETS (continued)

Condensed balance sheets of the parent company

	As of December 31,	
	2021	**2022**
	RMB	**RMB**
	(in thousands, except for share and per share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	55,235	**12,818**
Short-term investments	81,906	**7,372,995**
Amounts due from subsidiaries and VIEs	1,997,867	**1,226,906**
Prepayments, receivables and other assets	55,320	**13,927**
Non-current assets:		
Investment in subsidiaries	58,670,038	**56,064,739**
Net assets of the VIEs	3,619,026	**3,716,231**
Long-term investments, net	2,527,253	**516,873**
TOTAL ASSETS	67,006,645	**68,924,489**
LIABILITIES		
Current liabilities		
Accrued expenses and other current liabilities	32,669	**4,129**
TOTAL LIABILITIES	32,669	**4,129**
SHAREHOLDERS' EQUITY		
Ordinary shares (US$0.00002 par value; 25,000,000,000 ordinary shares authorized, comprising of 24,114,698,720 Class A ordinary shares, 885,301,280 Class B ordinary shares. 2,705,911,235 and 3,601,547,279 Class A ordinary shares issued and outstanding as of December 31, 2021 and 2022, respectively; 885,301,280 and 156,426,896 Class B ordinary shares issued and outstanding as of December 31, 2021 and 2022, respectively)	489	**487**
Treasury shares	–	**(225,329)**
Additional paid-in capital	78,972,169	**80,302,956**
Accumulated other comprehensive loss	(2,639,723)	**(412,721)**
Accumulated deficit	(9,358,959)	**(10,745,033)**
Total shareholders' equity	66,973,976	**68,920,360**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	67,006,645	**68,924,489**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27. STATUTORY RESERVES AND RESTRICTED NET ASSETS (continued)

Condensed statements of comprehensive income (loss)

	For the Year Ended December 31,	
	2021	2022
	RMB	RMB
	(in thousands)	
Sales and marketing expenses	(10,227)	–
General and administrative expenses	(82,109)	(140,148)
Research and development expenses	(57)	–
Interest income, net	3,035	745
Share of loss of subsidiaries	(696,144)	(1,436,950)
Income (loss) of the VIEs	(52,436)	97,036
Fair value changes through earnings on investments, net	183,991	4,770
Foreign currency exchange loss	(3,968)	(61,317)
Other income, net	133,786	149,790
Loss before income tax expense	(524,129)	(1,386,074)
Income tax expense	–	–
Net loss	(524,129)	(1,386,074)
Net loss attributable to KE Holdings Inc.'s ordinary shareholders	(524,129)	(1,386,074)
Net loss	(524,129)	(1,386,074)
Other comprehensive income (loss)		
Currency translation adjustments	(841,214)	2,602,071
Unrealized gains (losses) on available-for-sale investments, net of reclassification	35,578	(375,069)
Total comprehensive income (loss)	(1,329,765)	840,928
Total comprehensive income (loss) attributable to KE Holdings Inc.'s ordinary shareholders	(1,329,765)	840,928

27. STATUTORY RESERVES AND RESTRICTED NET ASSETS (continued)

Condensed statements of cash flows

	For the Year Ended December 31,	
	2021	2022
	RMB	RMB
	(in thousands)	
Net cash used in operating activities	(10,302)	(58,875)
Net cash provided by (used in) investing activities	(3,183,233)	1,348,740
Net cash provided by (used in) financing activities	7	(1,319,793)
Effect of exchange rate changes on cash and cash equivalents	(12,822)	(12,489)
Net decrease in cash and cash equivalents	(3,206,350)	(42,417)
Cash and cash equivalents at beginning of the year	3,261,585	55,235
Cash and cash equivalents at end of the year	55,235	12,818

28. DIVIDENDS

No dividend was declared by the Company during the years ended December 31, 2021 and 2022.

29. DIRECTORS' REMUNERATION

Directors' remuneration disclosed pursuant to the Listing Rules, Section 383(1)(a), (b), (c) and (f) of the Hong Kong Companies Ordinance and Part 2 of the Companies (Disclosure of Information about Benefits of Directors) Regulation, is as follows:

	For the Year Ended December 31,	
	2021	2022
	RMB	RMB
	(in thousands)	
Fees	–	–
Other emoluments:		
Salaries, allowances and benefits in kind	5,857	8,374
Performance related bonuses	17,767	30,510
Share-based compensation expenses (Note 19)	430	811,809
Pension scheme contributions	215	267
Total	24,269	850,960

During the years ended December 31, 2021 and 2022, certain directors were granted share options in respect of their services to the Group, under the share option plans of the Company, further details of which are set out in Note 19. The share-based compensation expenses were recognized in the consolidated statements of comprehensive income (loss) during the the years ended December 31, 2021 and 2022.

29. DIRECTORS' REMUNERATION (continued)

The remuneration paid to directors during the the years ended December 31, 2021 and 2022 was as follows:

For the Year Ended December 31, 2021

	Fees	Salaries, allowances and benefits in kind	Performance related bonuses	Share-based compensation expenses (Note 19)	Pension scheme contributions	Total remuneration
	RMB	RMB	RMB	RMB	RMB	RMB
				(in thousands)		
Yongdong Peng (Note (a))	–	1,500	6,900	–	78	8,478
Yigang Shan (Note (b))	–	1,200	5,600	–	53	6,853
Wangang Xu (Note (c))	–	811	3,600	–	61	4,472
Tao Xu (Note (d))	–	420	1,667	–	23	2,110
Hui Zuo (Note (e))	–	500	–	–	–	500
Xiaohong Chen (Note (f))	–	750	–	430	–	1,180
Zhaohui Li (Note (g))	–	–	–	–	–	–
Fan Bao (Note (h))	–	125	–	–	–	125
Hansong Zhu (Note (i))	–	187	–	–	–	187
Yu Chen (Note (j))	–	364	–	–	–	364
	–	**5,857**	**17,767**	**430**	**215**	**24,269**

For the Year Ended December 31, 2022

	Fees	Salaries, allowances and benefits in kind	Performance related bonuses	Share-based compensation expenses (Note 19)	Pension scheme contributions	Total remuneration
	RMB	RMB	RMB	RMB	RMB	RMB
				(in thousands)		
Yongdong Peng (Note (a))	–	1,830	10,170	462,539	58	474,597
Yigang Shan (Note (b))	–	1,380	6,780	346,904	58	355,122
Wangang Xu (Note (c))	–	1,350	6,780	–	93	8,223
Tao Xu (Note (d))	–	1,550	6,780	–	58	8,388
Xiaohong Chen (Note (f))	–	1,219	–	1,442	–	2,661
Zhaohui Li (Note (g))	–	–	–	–	–	–
Hansong Zhu (Note (i))	–	522	–	618	–	1,140
Yu Chen (Note (j))	–	125	–	306	–	431
Jun Wu (Note (k))	–	398		–		398
	–	**8,374**	**30,510**	**811,809**	**267**	**850,960**

29. DIRECTORS' REMUNERATION (continued)

(a)   Yongdong Peng is the co-founder, chairman, executive director and chief executive officer of the Company. Mr Yongdong Peng was appointed as the director since December 2018.

(b)   Yigang Shan is the co-founder and executive director of the Company and was appointed as the director since July 2018.

(c)   Wangang Xu is the executive director and chief operating officer of the Company. Mr. Wangang Xu was appointed as the executive director since May 2021 and also served as a director from December 2018 to August 2020.

(d)   Tao Xu is executive director and chief financial officer of the Company. Mr. Tao Xu was appointed as the executive director since August 2021 and also served as a director from December 2018 to August 2020.

(e)   Hui Zuo was the founder and has served as the chairman of the board of directors from July 2018 to May 2021.

(f)   Xiaohong Chen has served as the independent director since August 2020.

(g)   Zhaohui Li has served as the director since December 2018.

(h)   Fan Bao was appointed as the director of the Company in December 2018, was re-designated as the independent director in August 2020, and resigned from his position in March 2021.

(i)   Hansong Zhu has served as the independent director since August 2021.

(j)   Yu Chen has served as the independent director since March 2021 and resigned from its position in March 2022.

(k)   Jun Wu has served as the independent director since March 2022.

30. FIVE HIGHEST PAID EMPLOYEES

The five highest paid employees for the years ended December 31, 2021, and 2022, included the following number of directors and non-directors.

	For the Year Ended December 31,	
	2021	2022
Directors	–	2
Non-directors	5	3
	5	5

Details of the remuneration for the years ended December 31, 2021 and 2022, of the five highest paid employees who are non-directors (the "Non-director Individuals") as follows:

	For the Year Ended December 31,	
	2021	2022
	RMB	RMB
	(in thousands)	
Salaries, allowances and benefits in kind	10,034	4,914
Performance related bonuses	11,047	6,750
Share-based compensation expenses	284,649	334,025
Pension scheme contributions	255	167
Total	305,985	345,856

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30. FIVE HIGHEST PAID EMPLOYEES (continued)

The number of Non-director Individuals whose remuneration fell within the following bands is as follows:

	For the Year Ended December 31,	
	2021	2022
HK$22,000,001 to HK$22,500,000	1	–
HK$52,500,001 to HK$53,000,000	1	–
HK$70,500,001 to HK$71,000,000	1	–
HK$74,500,001 to HK$75,000,000	–	1
HK$81,500,001 to HK$82,000,000	1	–
HK$94,000,001 to HK$94,500,000	–	1
HK$141,000,001 to HK$141,500,000	1	–
HK$217,500,001 to HK$218,000,000	–	1
Total	5	3

During the years ended December 31, 2021, and 2022, the Non-director Individuals were granted share options in respect of their services to the Group, under the share option plans of the Company, further details of which are set out in Note 19. The share-based compensation expenses were recognized in the consolidated statements of comprehensive income (loss) during the years ended December 31, 2021, and 2022.

31. SUBSEQUENT EVENTS

The Group has evaluated subsequent events through the date the consolidated financial statements are issued, and concluded that no subsequent events have occurred that would require recognition or disclosure in the consolidated financial statements other than as discussed below.

During the period from January 1, 2023 to April 27, 2023, the Company repurchased a total of 2,338,572 ADSs (representing 7,015,716 Class A ordinary shares) on the NYSE at an aggregate consideration of approximately US$41.5 million. During the period from January 1, 2023 to April 27, 2023, a total of 2,439,786 ADSs (representing 7,319,358 Class A ordinary shares) have been cancelled, which were repurchased by the Company in December 2022 and January 2023. Concurrent with the share cancellation, a total of 304,670 Class B ordinary shares has been converted into Class A ordinary shares on a one-to-one ratio, of which Mr. Yongdong Peng, through Ever Orient International Limited, a corporation wholly-controlled by him, converted 212,479 Class B ordinary shares and Mr. Yigang Shan, through De Chang Trust, a discretionary trust established by him (as the settlor), converted 92,191 Class B ordinary shares.

32. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS

The consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from International Financial Reporting Standards ("IFRS"). The effects of material differences between the consolidated financial statements of the Group prepared under U.S. GAAP and IFRS are as follows:

Consolidated statements of comprehensive income (loss) data

	For the Year Ended December 31, 2021							
		IFRS adjustments						
	Amounts as reported under U.S. GAAP RMB	Preferred Shares (note (i)) RMB	Provision for credit losses (note (ii)) RMB	Lease accounting (note (iii)) RMB	Share-based compensation (note (iv)) RMB	Issuance costs in relation to the IPO (note (v)) RMB	Investments measured at fair value (note (vi)) RMB	Amount as reported under IFRS RMB
					(in thousands)			
Cost								
Cost of revenues	(64,933,024)	–	(11,374)	237,130	3,738	–	–	(64,703,530)
Sales and marketing expenses	(4,309,116)	–	–	2,163	(10,025)	–	–	(4,316,978)
General and administrative expenses	(8,924,470)	–	–	42,766	(131,868)	(24,810)	–	(9,038,382)
Research and development expenses	(3,193,988)	–	–	–	(187,299)	–	–	(3,381,287)
Interest income, net	354,567	–	–	(304,938)	–	–	–	49,629
Income (loss) before income tax benefit (expense)	1,140,726	–	(11,374)	(22,879)	(325,454)	(24,810)	–	756,209
Income tax benefit (expense)	(1,665,492)	–	1,640	3,980	–	–	–	(1,659,872)
Net income (loss)	**(524,766)**	**–**	**(9,734)**	**(18,899)**	**(325,454)**	**(24,810)**	**–**	**(903,663)**
Net income (loss) attributable to KE Holdings Inc.	**(524,129)**	**–**	**(9,734)**	**(18,899)**	**(325,454)**	**(24,810)**	**–**	**(903,026)**
Net income (loss) attributable to KE Holdings Inc.'s ordinary shareholders	**(524,129)**	**–**	**(9,734)**	**(18,899)**	**(325,454)**	**(24,810)**	**–**	**(903,026)**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Consolidated statements of comprehensive income (loss) data (continued)

	For the Year Ended December 31, 2022						
		IFRS adjustments					
	Amounts as reported under U.S. GAAP RMB	Preferred Shares (note (i)) RMB	Provision for credit losses (note (ii)) RMB	Lease accounting (note (iii)) RMB	Share-based compensation (note (iv)) RMB	Issuance costs in relation to the IPO (note (v)) RMB	Investments measured at fair value (note (vi)) RMB	Amount as reported under IFRS RMB
				(in thousands)			
Revenues								
Emerging and other services	2,848,075	–	–	(354,010)	–	–	–	2,494,065
Cost								
Cost of revenues	(46,888,032)	–	1,227	481,314	(83,058)	–	–	(46,488,549)
Sales and marketing expenses	(4,573,382)	–	–	18,925	(26,392)	–	–	(4,580,849)
General and administrative expenses	(7,346,665)	–	–	33,894	(614,556)	24,810	–	(7,902,517)
Research and development expenses	(2,545,549)	–	–	–	114,642	–	–	(2,430,907)
Interest income, net	743,484	–	–	(257,677)	–	–	–	485,807
Fair value changes in investments, net	(512,225)	–	–	–	–	–	(31,930)	(544,155)
Impairment loss for equity investments accounted for using measurement alternative	(591,876)	–	–	–	–	–	40,595	(551,281)
Other income, net	1,568,587	–	–	249,170	–	–	(1,516)	1,816,241
Income (loss) before income tax expense	292,290	–	1,227	171,616	(609,364)	24,810	7,149	(112,272)
Income tax expense	(1,689,574)	–	(320)	(23,538)	–	–	–	(1,713,432)
Net income (loss)	(1,397,284)	–	907	148,078	(609,364)	24,810	7,149	(1,825,704)
Net income (loss) attributable to KE Holdings Inc.	(1,386,074)	–	907	148,078	(609,364)	24,810	7,149	(1,814,494)
Net income (loss) attributable to KE Holdings Inc.'s ordinary shareholders	(1,386,074)	–	907	148,078	(609,364)	24,810	7,149	(1,814,494)

32. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Consolidated statements of balance sheets data

	As of December 31, 2021							
		IFRS adjustments						
	Amounts as reported under U.S. GAAP RMB	Preferred Shares (note (i)) RMB	Provision for credit losses (note (ii)) RMB	Lease accounting (note (iii)) RMB	Share-based compensation (note (iv)) RMB	Issuance costs in relation to the IPO (note (v)) RMB	Investments measured at fair value (note (vi)) RMB	Amounts as reported under IFRS RMB
				(in thousands)				
Short-term financing receivables, net of allowance for credit losses	702,452	–	55	–	–	–	–	702,507
Prepayments, receivables and other assets	3,129,950	–	–	–	–	(24,810)	–	3,105,140
Right-of-use assets	7,244,211	–	–	(185,342)	–	–	–	7,058,869
Other non-current assets	1,181,421	–	(7,924)	31,575	–	–	–	1,205,072
Total assets	**100,318,865**	**–**	**(7,869)**	**(153,767)**	**–**	**(24,810)**	**–**	**100,132,419**
Accrued expenses and other current liabilities	3,451,197	–	(31,696)	–	–	–	–	3,419,501
Total liabilities	**33,263,372**	**–**	**(31,696)**	**–**	**–**	**–**	**–**	**33,231,676**
Additional paid-in capital	78,972,169	29,811,702	–	–	494,425	45,338	–	109,323,634
Accumulated other comprehensive income	(2,639,723)	241,343	–	–	–	–	–	(2,398,380)
Accumulated deficit	(9,842,846)	(30,053,045)	23,827	(153,767)	(494,425)	(70,148)	–	(40,590,404)
Total shareholders' equity	**67,055,493**	**–**	**23,827**	**(153,767)**	**–**	**(24,810)**	**–**	**66,900,743**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Consolidated statements of balance sheets data (continued)

	As of December 31, 2022							
		IFRS adjustments						
	Amounts as reported under U.S. GAAP RMB	Preferred Shares (note (i)) RMB	Provision for credit losses (note (ii)) RMB	Lease accounting (note (iii)) RMB	Share-based compensation (note (iv)) RMB	Issuance costs in relation to the IPO (note (v)) RMB	Investments measured at fair value (note (vi)) RMB	Amounts as reported under IFRS RMB
				(in thousands)				
Lease receivables	–	–	–	1,019,392	–	–	–	1,019,392
Right-of-use assets	11,284,070	–	–	(1,033,118)	–	–	–	10,250,952
Long-term investments, net	17,925,653	–	–	–	–	–	7,149	17,932,802
Other non-current assets	1,032,251	–	(8,245)	8,037	–	–	–	1,032,043
Total assets	**109,347,347**	**–**	**(8,245)**	**(5,689)**	**–**	**–**	**7,149**	**109,340,562**
Accrued expenses and other current liabilities	4,118,068	–	(32,979)	–	–	–	–	4,085,089
Total liabilities	**40,292,909**	**–**	**(32,979)**	**–**	**–**	**–**	**–**	**40,259,930**
Additional paid-in capital	80,302,956	29,811,702	–	–	1,103,789	45,338	–	111,263,785
Accumulated other comprehensive loss	(412,721)	241,343	–	–	–	–	–	(171,378)
Accumulated deficit	(11,405,850)	(30,053,045)	24,734	(5,689)	(1,103,789)	(45,338)	7,149	(42,581,828)
Total shareholders' equity	**69,054,438**	**–**	**24,734**	**(5,689)**	**–**	**–**	**7,149**	**69,080,632**

32. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

(i) Preferred shares

Under U.S. GAAP, the Company classified the Preferred Shares as mezzanine equity in the consolidated balance sheets because they were redeemable at the holders' option upon the occurrence of certain deemed liquidation events and certain events outside of the Company's control. The Preferred Shares are recorded initially at fair value, net of issuance costs. The Company recognized accretion to the respective redemption value of the Preferred Shares over the period starting from issuance date to the earliest redemption date.

Under IFRS, certain redemption triggering events of the Preferred Shares are outside of the Company's control. In addition, the holders of the Preferred Shares are entitled to convert the Preferred Shares into a variable number of the Company's ordinary shares upon occurrence of certain events. Accordingly, the Preferred Shares are regarded as a hybrid instruments consisting of a host debt instrument and a conversion option as a derivative. The Company designated the entire Preferred Shares as financial liabilities at fair value through profit or loss such that the Preferred Shares are initially recognized at fair value, while changes in the fair value due to own credit risk of Preferred Shares shall be presented in other comprehensive income separately.

(ii) Provision for credit losses

1) Under U.S. GAAP, the Group has adopted ASC Topic 326 starting from January 1, 2020. For instruments in the scope of the general CECL model, lifetime expected credit losses are recorded upon initial recognition of the instrument as an allowance for loan losses. Under IFRS, the Group has adopted IFRS 9 starting from January 1, 2018. Upon initial recognition, only the portion of lifetime expected credit loss ("ECL") that results from default events that are possible within 12 months after the reporting date is recorded ("stage 1"). Lifetime expected credit losses are subsequently recorded only if there is a significant increase in the credit risk of the asset ("stage 2"). Once there is objective evidence of impairment ("stage 3"), lifetime ECL continues to be recognized, but interest revenue is calculated on the net carrying amount (that is, amortized cost net of the credit allowance). Accordingly, the reconciliation includes a difference in the credit losses for financing receivables between IFRS 9 and ASC 326.

2) Under U.S. GAAP, for guarantees that are within the scope of ASC 326-20, the expected credit losses are measured and accounted for without regard to the initial fair value of the guarantee. Therefore, as described in ASC 460, the Group should record both a guarantee obligation and an allowance for credit losses (calculated using the CECL impairment model) for financial guarantees in the scope of ASC 326. Under IFRS, according to IFRS 9, after initial recognition, the Group subsequently measures the financial guarantees at the higher of (1) the amount of the loss allowance and (2) the amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with the principles of IFRS 15. Accordingly, the reconciliation includes a difference in financial guarantee to reduce the liabilities recorded.

32. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

(iii)   Lease accounting

1)   *Lessor accounting for intermediate party in the sublease transactions*

A lease is classified as a finance lease if it meets certain lease classification criteria, such as whether the lease term equals or exceeds 75% of the economic life of the leases asset. Under U.S. GAAP, when classifying a sublease, the asset analysed under ASC 842 is the underlying asset. Under IFRS, the asset analysed is the right-of-use asset from the head lease. Therefore, an intermediate lessor evaluates a sublease with reference to the right-of-use asset rather than the leased asset under IFRS 16. Once the sublease is classified as a finance lease, the intermediate party derecognises the right-of-use asset (to the extent that it is subject to the sublease) and recognises a lease receivable. Accordingly, the reconciliation includes a difference in the lessor accounting for sublease transactions between IFRS 16 and ASC 842.

2)   *Lessee accounting*

Under U.S. GAAP, for operating leases, the amortization of the right-of-use assets and interest expense related to the lease liabilities are recorded together as lease expense to produce a straight-line recognition effect in the income statement. Operating lease expense is recorded in a single financial statement line item on a straight-line basis over the lease term, there is no amount recorded as interest expense, and the "interest" amount is used to accrete the lease liability and to amortize the right-of-use asset. Under IFRS, lessees account for all leases like finance leases in ASC 842. The right-of-use asset is amortized to amortization expense on a straight-line basis, while the interest expense is recorded in connection with the lease liabilities on the basis that the lease liabilities are measured at amortized cost. Amortization and interest expense are required to be presented in separate line items by the lessee.

(iv)   Share-based compensation

1)   *Awards with performance targets met after the service period*

Under U.S. GAAP, a performance target that may be met after the requisite service period is complete, such as the fulfilment of a qualified successful IPO, is a performance vesting condition. The fair value of the award should not incorporate the probability of a performance condition vesting, but rather should be recognized only if the performance condition is probable of being achieved. The cumulative share-based compensation expenses for the share options that have satisfied the service condition were recorded in August 2020. Under IFRS, a performance target that may be met after the requisite service period is a non-vesting condition and is reflected in the measurement of the grant date fair value of an award, and share-based compensation expenses for the share options were recognized during the requisite service period based on the service conditions. Thus, share-based compensation expenses were recorded earlier under IFRS than under U.S. GAAP.

2)   *Attribution – awards with graded-vesting features*

For the options and RSUs granted to employees with service condition only, the share-based compensation expenses were recognized over the vesting period using straight-line method under U.S. GAAP. While under IFRS, the graded vesting method must be applied.

3)   *Accounting for forfeitures of share-based awards*

Under U.S. GAAP, companies make an entity-wide accounting policy election to account for award forfeitures as they occur or by estimating expected forfeitures as compensation cost is recognized, and the Group has chosen to account for forfeitures when they occur. Under IFRS, a similar policy election won't be allowed, forfeitures must be estimated.

32. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

(v) **Issuance costs in relation to the IPO Under**

U.S. GAAP, specific incremental issuance costs directly attributable to a proposed or actual offering of securities may be deferred and charged against the gross proceeds of the offering, shown in equity as a deduction from the proceeds.

Under IFRS, such issuance costs apply different criteria for capitalization when the listing involves both existing shares and a concurrent issuance of new shares of the Company in the capital market, and were allocated proportionately between the existing and new shares. As a result, the Group recorded issuance costs associated with the listing of existing shares in the profit or loss.

(vi) **Investments measured at fair value**

Under U.S. GAAP, the investment without readily determinable fair values could elect an accounting policy choice. The Group elects the measurement alternative to record these equity investments without readily determinable fair values at cost, less impairment, and plus or minus subsequent adjustments for observable price changes.

Under IFRS, these investments were classified as financial assets at fair value through profit or loss and measured at fair value with changes in fair value recognized through profit or loss. Fair value changes of these long-term investments were recognized in the profit or loss.

CORPORATE INFORMATION

DIRECTORS

Executive Directors

Yongdong Peng (彭永東) *(Chairman of the Board and Chief Executive Officer)*
Yigang Shan (單一剛)
Tao Xu (徐濤)
Wangang Xu (徐萬剛)

Non-Executive Director

Jeffrey Zhaohui Li (李朝暉)

Independent Non-Executive Directors

Xiaohong Chen (陳小紅)
Hansong Zhu (朱寒松)
Jun Wu (武軍)

AUDIT COMMITTEE

Xiaohong Chen (陳小紅) *(Chairperson)*
Hansong Zhu (朱寒松)
Jun Wu (武軍)

COMPENSATION COMMITTEE

Jun Wu (武軍) *(Chairperson)*
Xiaohong Chen (陳小紅)
Hansong Zhu (朱寒松)

NOMINATION COMMITTEE

Xiaohong Chen (陳小紅) *(Chairperson)*
Yigang Shan (單一剛)
Hansong Zhu (朱寒松)

CORPORATE GOVERNANCE COMMITTEE

Hansong Zhu (朱寒松) *(Chairperson)*
Xiaohong Chen (陳小紅)
Jun Wu (武軍)

JOINT COMPANY SECRETARIES

Matthew Huaxia Zhao (趙華夏) *(resigned with effect from September 1, 2022)*
Siting Li (李思婷) *(appointed with effect from September 1, 2022)*
Yee Wa Lau (劉綺華) *(Chartered Secretary, Chartered Governance Professional and member of The Hong Kong Chartered Governance Institute and The Chartered Governance Institute)*

AUTHORISED REPRESENTATIVES

Tao Xu (徐濤)
Yee Wa Lau (劉綺華)

REGISTERED OFFICE IN CAYMAN ISLANDS

Harneys Fiduciary (Cayman) Limited
4th Floor, Harbour Place
103 South Church Street
P.O. Box 10240
Grand Cayman KY1-1002
Cayman Islands

CORPORATE HEADQUARTERS

Oriental Electronic Technology Building
No. 2 Chuangye Road
Haidian District
Beijing 100086
PRC

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

5/F, Manulife Place
348 Kwun Tong Road
Kowloon
Hong Kong

CORPORATE INFORMATION

LEGAL ADVISORS TO THE COMPANY

As to Hong Kong laws:
Freshfields Bruckhaus Deringer
55th Floor, One Island East
Taikoo Place
Quarry Bay
Hong Kong

As to US laws:
Skadden, Arps, Slate, Meagher & Flom
and affiliates
42/F, Edinburgh Tower, The Landmark
15 Queen's Road Central
Central
Hong Kong

As to PRC law:
Han Kun Law Offices
9/F, Office Tower C1
Oriental Plaza, 1 East Chang An Avenue
Beijing
PRC

As to Cayman Islands law:
Harney Westwood & Riegels
3501 The Center
99 Queen's Road Central
Central
Hong Kong

AUDITOR AND REPORTING ACCOUNTANTS

PricewaterhouseCoopers
Certified Public Accountants
Registered Public Interest Entity Auditor
22/F, Prince's Building
Central
Hong Kong

COMPLIANCE ADVISER

Maxa Capital Limited
Unit 1908 Harbour Center
25 Harbour Road
Wanchai
Hong Kong

PRINCIPAL SHARE REGISTRAR

Harneys Fiduciary (Cayman) Limited
4th Floor, Harbour Place
103 South Church Street
P.O. Box 10240
Grand Cayman KY1-1002
Cayman Islands

HONG KONG SHARE REGISTRAR

Computershare Hong Kong Investor Services
Limited
Shops 1712-1716, 17th Floor
Hopewell Centre
183 Queen's Road East
Wan Chai
Hong Kong

PRINCIPAL BANKER

China Merchants Bank
China Merchants Bank Tower
No. 7088, Shennan Boulevard
Shenzhen
PRC

STOCK SHORT NAME

BEKE – W

STOCK EXCHANGE STOCK CODE

2423

NYSE SYMBOL

BEKE

COMPANY WEBSITE

investors.ke.com

DEFINITIONS

In this annual report, the following expressions have the meanings set out below unless the context requires otherwise.

"2018 Share Option Plan"	the Pre-IPO Share Option Scheme adopted by the Shareholders in August 2018, which permits the grant of awards in the form of options to purchase Class A ordinary shares
"2020 Share Incentive Plan"	the 2020 Global Share Incentive Plan adopted by the Shareholders in July 2020 and amended in April 2022, which permits the grant of awards in the forms of options, restricted shares, and RSUs or other types of awards approved by the Board or Compensation Committee
"2022 Share Incentive Plan"	the 2022 Global Share Incentive Plan adopted by the Board, which permits the grant of awards in the forms of options, restricted shares, and RSUs or other types of awards approved by the Board or Compensation Committee or persons authorized by the Board
"ADS(s)"	American depositary share(s), each of which represents three Class A ordinary shares
"Anli Insurance Brokerage"	Beijing Anli Insurance Brokerage Co., Ltd. (北京安理保險經紀有限公司), a limited liability company established under the laws of the PRC on December 2, 2015 and a Consolidated Affiliated Entity as of the Latest Practicable Date
"Articles" or "Articles of Association"	our articles of association (as amended from time to time), the current form of which was adopted on August 12, 2022
"associated corporation(s)"	has the meaning ascribed to it under the Part XV of the SFO
"Audit Committee"	the audit committee of the Board
"Baihui Partnership"	Baihui Partners L.P., an exempted limited partnership established in Cayman Islands and a Controlling Shareholder of the Company as of the Latest Practicable Date, which takes instructions from its general partner, Ample Platinum Holdings Limited (as at the Latest Practicable Date, each of Mr. Yongdong Peng and Mr. Yigang Shan controlled 50% of the equity interests in Ample Platinum Holdings Limited), when exercising the voting rights in respect of the Shares under the POA Arrangement
"Beijing Beihao"	Beijing Beihao Commercial Consultancy Co., Ltd. (北京貝好商務諮詢有限公司), a limited liability company established under the laws of the PRC on August 21, 2018 and a VIE as of the Latest Practicable Date

"Beijing Beijia"

Beijing Beijia Commercial Consultancy Co., Ltd. (北京貝嘉商務諮詢有限公司), a limited liability company established under the laws of the PRC on August 24, 2018 and a VIE as of the Latest Practicable Date

"Beijing Ehomepay"

Beijing Ehomepay Technologies Co., Ltd. (北京理房通支付科技有限公司), a limited liability company established under the laws of the PRC on August 8, 2013 and a Consolidated Affiliated Entity as of the Latest Practicable Date

"Beijing Lianjia"

Beijing Lianjia Real Estate Brokerage Co., Ltd. (北京鏈家房地產經紀有限公司), a limited liability company established under the laws of the PRC on September 30, 2001 and a VIE as of the Latest Practicable Date

"Beijing Zhongrongxin"

Beijing Zhongrongxin Financing Guarantee Co., Ltd. (北京中融信融資擔保有限公司), a limited liability company established under the laws of the PRC on November 10, 2006 and a Consolidated Affiliated Entity as of the Latest Practicable Date

"Beike," "Group," "our Group,"
   "the Group," "we," "us,"
   or "our"

the Company and its subsidiaries and Consolidated Affiliated Entities from time to time or, where the context so requires, in respect of the period prior to the Company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of the Company at the relevant time

"Beike Jinke"

Beike Jinke (Tianjin) Technology Co., Ltd. (貝殼金科(天津)技術有限公司), a limited liability company established under the laws of the PRC on October 30, 2018 and an indirect wholly-owned subsidiary of the Company as of the Latest Practicable Date

"Beike Small Loan"

Beijing Beike Small Loan Co., Ltd. (北京貝殼小額貸款有限公司), a limited liability company established under the laws of the PRC on November 1, 2017 and a Consolidated Affiliated Entity as of the Latest Practicable Date

"Beike Tianjin"

Beike (Tianjin) Investment Co., Ltd. (貝殼(天津)投資有限公司), a limited liability company established under the laws of the PRC on September 29, 2018 and an indirect wholly-owned subsidiary of the Company as of the Latest Practicable Date

"Beike Zhaofang Web"

Beike Zhaofang Web (Beijing) Information & Technology Co., Ltd. (貝殼找房網(北京)信息技術有限公司), a limited liability company established under the laws of the PRC on October 9, 2016 and a Consolidated Affiliated Entity as of the Latest Practicable Date

DEFINITIONS

"Board"	the board of Directors of the Company
"Cantrust"	Cantrust (Far East) Limited, a company incorporated in British Virgin Islands, a professional trustee appointed by Mr. Hui Zuo to act as the trustee of the Z&Z Trust
"China" or "PRC"	the People's Republic of China, excluding, for the purposes of this report only, Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region
"Class A ordinary shares"	Class A ordinary shares of the share capital of the Company with a par value of US$0.00002 each, conferring a holder of a Class A ordinary share one vote per share on all matters subject to the vote at general meetings of the Company
"Class B ordinary shares"	Class B ordinary shares of the share capital of the Company with a par value of US$0.00002 each, conferring weighted voting rights in the Company such that a holder of a Class B ordinary share is entitled to ten votes per share on all matters subject to the vote at general meetings of the Company, subject to the requirements under Rule 8A.24 of the Hong Kong Listing Rules that the Reserved Matters shall be voted on a one vote per share basis.
"Companies Ordinance"	the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Company" "our Company" or "the Company"	KE Holdings Inc., an exempted company with limited liability incorporated in the Cayman Islands on July 6, 2018
"Compensation Committee"	the compensation committee of the Board
"Consolidated Affiliated Entity(ies)"	entities we control through the Contractual Arrangements, the financial results of which are consolidated into our consolidated financial statements as if they were our subsidiaries
"Contractual Arrangements"	the series of contractual arrangements entered into among our WFOEs, the VIEs and/or their respective registered shareholders
"Controlling Shareholders"	has the meaning ascribed to it under the Hong Kong Listing Rules and unless the context otherwise requires, refers to Z&Z Trust, Grain Bud, Propitious Global, Mrs. Zuo, Baihui Partnership, Mr. Yongdong Peng and Mr. Yigang Shan as a group of controlling shareholders of the Company

"Corporate Governance Committee"	the corporate governance committee of the Board
"Director(s)"	the director(s) of the Company
"Grain Bud"	Grain Bud Holding Limited, a company incorporated in British Virgin Islands on July 10, 2020 and wholly owned by Z&Z Trust, and a Controlling Shareholder of the Company as of the Latest Practicable Date
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Hong Kong Stock Exchange" or the "Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Jinbei Tianjin"	Jinbei (Tianjin) Technology Co., Ltd. (金貝(天津)技術有限公司), a limited liability company established under the laws of the PRC on August 22, 2018 and an indirect wholly-owned subsidiary of the Company as of the Latest Practicable Date
"Latest Practicable Date"	April 21, 2023, being the latest practicable date for ascertaining the contents set out in this report
"*Lianjia*"	a real estate brokerage brand directly operated by the Company since 2001 and an integral part of *Beike* platform
"Listing on the Hong Kong Stock Exchange" or "Listing"	the listing of the Class A ordinary shares on the Main Board of the Hong Kong Stock Exchange
"Listing Date"	being May 11, 2022, on which the Class A ordinary shares are listed on the Hong Kong Stock Exchange
"Listing Document"	the listing document of the Company dated May 5, 2022
"Listing Rules" or "Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Main Board"	the stock market (excluding the option market) operated by the Hong Kong Stock Exchange which is independent from and operated in parallel with the Growth Enterprise Market of the Hong Kong Stock Exchange

DEFINITIONS

"Memorandum" or "Memorandum of Association"	our memorandum of association (as amended from time to time), the current form of which was adopted on August 12, 2022
"Model Code"	the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules
"Mr. Zuo"	Mr. Hui Zuo, the founder and permanent chairman emeritus of the Company
"Mrs. Zuo"	Ms. Yan Zhu, the spouse of Mr. Zuo and a Controlling Shareholder of the Company as of the Latest Practicable Date
"Nomination Committee"	the nomination committee of the Board
"NYSE"	New York Stock Exchange
"POA Arrangement"	an irrevocable proxy and power of attorney executed and delivered by Propitious Global on July 28, 2021 (as supplemented on November 8, 2021), pursuant to which Propitious Global irrevocably authorized Baihui Partnership to exercise the voting rights represented by the Shares held by Propitious Global
"Propitious Global"	Propitious Global Holdings Limited, a company incorporated in British Virgin Islands on November 20, 2017 and is ultimately controlled by Mrs. Zuo, and a Controlling Shareholder of the Company as of the Latest Practicable Date
"Reporting Period"	the year ended December 31, 2022
"Reserved Matters"	those matters resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to Rule 8A.24 of the Hong Kong Listing Rules, being: (i) any amendment to the Memorandum and Articles of Association, (ii) the variation of the rights attached to any class of Shares, (iii) the appointment or removal of an independent non-executive Director, (iv) the appointment or removal of the Company's auditors, and (v) the voluntary winding-up of the Company
"RMB" or "Renminbi"	Renminbi, the lawful currency of the PRC
"RSU(s)"	restricted share units

"SAMR"	the State Administration for Market Regulation of the PRC (中華人民共和國國家市場監督管理總局), formerly known as the State Administration for Industry and Commerce of the PRC (中華人民共和國國家工商行政管理總局)
"SEC"	the Securities and Exchange Commission of the United States
"SFC"	the Securities and Futures Commission of Hong Kong
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended or supplemented from time to time
"Share(s)"	the Class A ordinary shares and Class B ordinary shares in the share capital of the Company, as the context so requires
"Shareholder(s)"	holder(s) of Shares and, where the context requires, ADSs
"Share Incentive Plans"	the 2018 Share Option Plan, 2020 Share Incentive Plan and 2022 Share Incentive Plan
"Shengdu"	Shengdu Home Renovation Co., Ltd. (聖都家居裝飾有限公司), a limited liability company established under the laws of the PRC on August 24, 2016, together with its subsidiaries and affiliates, a subsidiary of the Company
"subsidiary(ies)"	has the meaning set out in section 15 of the Companies Ordinance
"Tencent"	Tencent Holdings Limited, its subsidiaries and/or its controlled affiliated entities, as the context requires. Tencent Holdings Limited (Stock Code: 0700), was incorporated in the Cayman Islands with limited liability and is currently listed on Hong Kong Stock Exchange
"Tianjin Wuke"	Tianjin Wuke Internet & Technology Co., Ltd. (天津屋客網絡科技有限公司), a limited liability company established under the laws of the PRC on August 2, 2016 and a Consolidated Affiliated Entity as of the Latest Practicable Date
"Tianjin Xiaowu"	Tianjin Xiaowu Information & Technology Co., Ltd. (天津小屋信息科技有限公司), a limited liability company established under the laws of the PRC on November 14, 2017 and a VIE as of the Latest Practicable Date
"U.S." or "United States"	the United States of America, its territories and possessions, any state of the United States and the District of Columbia

DEFINITIONS

"GAAP"	accounting principles generally accepted in the United States
"US$" or "U.S. dollar"	U.S. dollars, the lawful currency of the U.S.
"VIEs," and each a "VIE"	Beijing Lianjia, Tianjin Xiaowu, Yiju Taihe, Beijing Beijia and Beijing Beihao
"weighted voting rights" or "WVR"	has the meaning ascribed to it under the Listing Rules
"WFOEs," and each a "WFOE"	Beike Tianjin, Jinbei Tianjin and Beike Jinke
"WVR Beneficiary(ies)"	has the meaning ascribed to it under the Hong Kong Listing Rules and unless the context otherwise requires, refers to Mr. Yongdong Peng and Mr. Yigang Shan, being the holders of the Class B ordinary shares as of the Latest Practicable Date
"WVR structure"	has the meaning ascribed to it under the Hong Kong Listing Rules
"Yiju Taihe"	Beijing Yiju Taihe Technology Co., Ltd. (北京宜居泰和科技有限公司), a limited liability company established under the laws of the PRC on July 23, 2010 and a VIE as of the Latest Practicable Date
"Z&Z Trust"	a discretionary trust established by Mr. Hui Zuo on July 13, 2020 and a Controlling Shareholder of the Company as of the Latest Practicable Date, the beneficiaries of which are immediate family members of Mr. Hui Zuo
"%"	per cent

In this annual report, the terms "associate(s)," "close associate(s)," "connected person(s)," "connected transaction(s)" and "substantial shareholder(s)" have the meanings given to such terms in the Hong Kong Listing Rules, unless the context otherwise requires.

In this annual report, if there is any inconsistency between the Chinese names of the entities, authorities, organisations, institutions or enterprises established in China or the awards or certificate given in China and their English translations, the Chinese version shall prevail.